As filed with the Securities and Exchange Commission on July 15, 2013

Registration Statement No. 333-188806

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3 TO

FORM S-11

FOR REGISTRATION UNDER

THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

Rexford Industrial Realty, Inc.

(Exact name of registrant as specified in its governing instruments)

11620 Wilshire Boulevard, Suite 300

Los Angeles, CA 90025

(310) 966-1680

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Howard Schwimmer

Michael S. Frankel

Co-Chief Executive Officers

Rexford Industrial Realty, Inc.

11620 Wilshire Boulevard, Suite 300

Los Angeles, CA 90025

(310) 966-1680

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:

Julian T.H. Kleindorfer, Esq. Bradley A. Helms, Esq. Latham & Watkins LLP 355 South Grand Avenue Los Angeles, California 90071 Tel: (213) 485-1234 Fax: (213) 891-8763	David C. Wright, Esq. Christopher C. Green, Esq. Hunton & Williams LLP Riverfront Plaza, East Tower 951 E. Byrd Street Richmond, Virginia 23219 Tel: (804) 788-8200 Fax: (804) 788-8218

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated July 15, 2013

PROSPECTUS

16,000,000 Shares

Common Stock

Rexford Industrial Realty, Inc. is a newly formed Maryland corporation that will operate as a self-administered and self-managed real estate investment trust (“REIT”) focused on owning and operating industrial properties in Southern California infill markets. Upon completion of our formation transactions and this offering, we will own interests in and operate 61 properties with approximately 6.7 million rentable square feet, including two properties that we currently have under contract to purchase, which we refer to as our initial portfolio, and we will manage an additional 20 properties with approximately 1.2 million rentable square feet.

This is our initial public offering. We are selling 16,000,000 shares of our common stock, $0.01 par value per share.

We expect the public offering price to be between $13.00 and $15.00 per share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will trade on the New York Stock Exchange under the symbol “REXR.”

We intend to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2013. To assist us in qualifying as a REIT, stockholders are generally restricted from beneficially or constructively owning more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock or more than 9.8% in value of the aggregate outstanding shares of all classes and series of our stock. Our charter contains additional restrictions on the ownership and transfer of shares of our common stock. See “Description of Stock—Restrictions on Ownership and Transfer.”

We are an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012. Investing in our common stock involves significant risks. You should read the section entitled “Risk Factors” beginning on page 31 of this prospectus for a discussion of certain risk factors that you should consider before investing in our common stock.

	Per share	Total
Public offering price	$	$
Underwriting discount (1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting” for additional disclosure regarding the underwriting discounts and expenses payable to the underwriters by us.

The underwriters also may exercise their option to purchase up to an additional 2,400,000 shares from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus to cover over-allotments of shares, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2013.

BofA Merrill Lynch	Wells Fargo Securities	FBR	J.P. Morgan

PNC Capital Markets LLC	RBS

The date of this prospectus is                     , 2013.

Rexford Industrial

Real Estate Acquisition Development & Management

Santa Fe Springs - L.A. Mid-Counties

Hall Road - L.A. Mid-Counties

VENTURA COUNTY
LOS ANGELES COUNTY
SAN BERNARDINO COUNTY
RIVERSIDE COUNTY
ORANGE COUNTY
Fillmore
Santa Paula
Ventura
Simi Valley
Thousand Oaks
North Valley
South Valley
Glendale
Hollywood
Los Angeles
South Los Angeles
Santa Monica
Malibu
Long Beach
Santa Ana
Irvine
Anaheim Hills
La Habra
Corona
Chino
Ontario
Fontana
San Bernardino
Loma Linda
Yucaipa
Riverside
Moreno Valley
Beaumont
Hemet
Lake Elsinore
Menifee
Murrieta
Temecula
Hesperia
Phelan
Lake Arrowhead
Big Bear Lake
Mission Viejo
Foothill Ranch
Beverly Glen Park
Heisler Park

Don Julian - L.A. San Gabriel Valley

Glendale Commerce - L.A. San Fernando Valley

You should rely only on the information contained in this prospectus, any free writing prospectus prepared by us or information to which we have referred you. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any free writing prospectus prepared by us is accurate only as of their respective dates or on the date or dates which are specified in those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

We use market data and industry forecasts and projections in this prospectus. We have obtained substantially all of the information under “Prospectus Summary—Market Overview” and under “Market Overview” from market research prepared or obtained by DAUM Commercial Real Estate Services (“DAUM”) in connection with this offering. Such information is included herein in reliance on DAUM’s authority as an expert on such matters. See “Experts.” In addition, DAUM in some cases has obtained market data and industry forecasts and projections from publicly available information and industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on

i

industry surveys and the preparers’ experience in the industry, and there is no assurance that any of the projections or forecasts will be achieved. We believe that the surveys and market research others have performed are reliable, but we have not independently verified this information.

This prospectus includes certain information regarding total return to investors achieved by Arden Realty, Inc. during the period in which Richard Ziman, our Chairman, served as the Founding Chairman and Chief Executive Officer of Arden Realty, Inc. The information regarding total return is not a guarantee or prediction of the returns that we may achieve in the future, and we can offer no assurance that we will replicate these returns.

In this prospectus:

•

“Rexford,” “our company,” “we,” “us” and “our” refer to Rexford Industrial Realty, Inc., a Maryland corporation, and its consolidated subsidiaries after giving effect to the formation transactions described elsewhere in this prospectus, except where it is clear from the context that the term only means the issuer of the shares of common stock in this offering;

•

“annualized rent” means the monthly base rent for the applicable property or properties as of March 31, 2013, but not including billboard and antenna revenue or rent abatements, multiplied by 12 and then multiplied by our percentage ownership interest for such property, and “total annualized rent” means the annualized rent for all of our properties;

•	“capitalization rate” is the ratio of a property’s annual net operating income to its purchase price;

•

“concurrent private placement” refers to a private placement of approximately $47 million of our common stock concurrently with the completion of this offering with certain accredited investors in the Rexford Funds and certain members of the Rexford management team in connection with the formation transactions at a price per share equal to the public offering price in this offering and without payment of any fees, discounts or selling commissions;

•	“debt yields” means for the last 12 months, net operating income divided by period-ending debt for the referenced properties;

•

“net operating income” or “NOI” means total revenue (including rental revenue, tenant reimbursements, management, leasing and development services revenue and other income) less property-level operating expenses including allocated overhead. NOI excludes depreciation and amortization, general and administrative expenses, impairments, gain/loss on sale of real estate, interest expense and other non-operating expenses;

•

“on a fully diluted basis,” when used in reference to shares of our common stock, means all outstanding shares of common stock at such time plus all outstanding shares of restricted stock, shares of common stock issuable upon the exercise of outstanding options that have vested and shares of common stock exchangeable, at our discretion, for common units of partnership interest in our operating partnership, or “common units,” on a one-for-one basis, including common units issuable upon conversion of LTIP units in our operating partnership, which is not the same as the meaning of “fully-diluted” under generally accepted accounting principles in the United States (“GAAP”);

•

“on a pro forma basis” means after completion of (i) this offering at an assumed price per share equal to the mid-point of the price range set forth on the front cover of this prospectus, (ii) the formation transactions described herein and (iii) the concurrent private placement described

ii

elsewhere in this prospectus, including the contribution of our predecessor business to our operating partnership and the application of the proceeds of this offering and the concurrent private placement as described under “Use of Proceeds”;

•	“our operating partnership” means Rexford Industrial Realty, L.P., a Maryland limited partnership, and the subsidiary through which we will conduct substantially all of our business;

•

“our predecessor business” or “Rexford Industrial Realty, Inc. Predecessor” means the entities and properties to be contributed to or purchased by our operating partnership and certain of its subsidiaries pursuant to our formation transactions described elsewhere in this prospectus;

•	“prior investors” refer to the prior investors in the Rexford Funds and the management companies, including certain of our directors and executive officers and certain of their affiliates;

•

“Rexford Funds” refer to the five private equity real estate funds: Rexford Industrial Fund I, LLC (“Fund I”), Rexford Industrial Fund II, LLC (“Fund II”), Rexford Industrial Fund III, LLC (“Fund III”), Rexford Industrial Fund IV, LLC (“Fund IV”), Rexford Industrial Fund V, LP (“Fund V”) and its parent, Rexford Industrial Fund V REIT, LLC (“Fund V REIT”), which are a part of our predecessor business. We were formed to acquire the assets and operations of the Rexford Funds and to succeed the business of the Rexford Funds and related management companies and the services company.

•

“the management companies” means Rexford Industrial, LLC (“RI, LLC”), Rexford Sponsor V LLC (“Sponsor”) and Rexford Fund V Manager LLC, which are part of our predecessor business and provide management services to the Rexford Funds; and

•	“the services company” means Rexford Industrial Realty and Management, Inc., a wholly owned subsidiary of RI, LLC.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more detailed explanations of NOI, EBITDA and FFO, and reconciliations of NOI, EBITDA and FFO to net income computed in accordance with GAAP.

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PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. You should read carefully the entire prospectus, including “Risk Factors,” our financial statements, pro forma financial information, and related notes appearing elsewhere in this prospectus, before making a decision to invest in our common stock.

Unless indicated otherwise, the information included in this prospectus assumes (i) no exercise of the underwriters’ option to purchase up to 2,400,000 additional shares of our common stock to cover over-allotments, if any, (ii) the completion of the formation transactions and concurrent private placement described in this prospectus, (iii) the shares of common stock to be sold in this offering are sold at $14.00 per share, which is the mid-point of the price range set forth on the front cover of this prospectus and (iv) the initial value of a common unit to be issued in the formation transactions is $14.00 per unit. Each common unit is redeemable at the option of the holder for cash equal to the then-current market value of one share of our common stock or, at our option, one share of our common stock, commencing 14 months following the completion of this offering.

The historical operations described in this prospectus refer to the historical operations of our predecessor business. We have generally described the business operations in this prospectus as if the historical operations of our predecessor business were conducted by us.

Overview

Rexford Industrial Realty, Inc. is a newly organized Maryland corporation formed to operate as a self-administered and self-managed REIT focused on owning and operating industrial properties in Southern California infill markets. We were formed to succeed our predecessor business, which is controlled and operated by our principals, Richard Ziman, Howard Schwimmer and Michael Frankel, who collectively have decades of experience acquiring, owning and operating industrial properties in Southern California infill markets. Upon completion of our formation transactions, our initial portfolio will consist of 61 properties with approximately 6.7 million rentable square feet, including two properties that we currently have under contract to purchase, and we will manage an additional 20 properties with approximately 1.2 million rentable square feet.

Our goal is to generate attractive risk-adjusted returns for our stockholders by providing superior access to industrial property investments in Southern California infill markets. Our target markets provide us with opportunities to acquire both stabilized properties generating favorable cash flow, as well as properties where we can enhance returns through value-add renovations and redevelopment. We believe that Southern California infill markets are among the most attractive industrial real estate markets for investment in the United States. Significant fragmentation, scarcity of available space and high barriers limiting new construction all contribute to create superior long-term supply/demand fundamentals. We built our company from the ground up as an institutional quality, vertically integrated platform with extensive value-add investment and management capabilities to focus on this specific market opportunity.

We own both multi-tenant and single-tenant properties comprising approximately 60% and 40% of our portfolio, respectively. Our properties are highly adaptable and appeal to a wide range of potential tenants and uses, which, in our experience, reduces re-tenanting costs, time and risk, thereby enhancing our return on investment. Our tenants generally are small and medium sized businesses that are structurally tied to the Southern California economy and therefore find that locating within our target markets is critical to the ongoing operations of their business. Our initial portfolio is highly diversified by tenant and industry. Of our 693 tenants, no single tenant accounted for more than 2.3% of our total annualized rent and no single industry accounted for more than 11.6% of our total annualized rent, as of March 31, 2013. Our average tenant size is approximately 9,000 square feet, with nearly 70% of tenants occupying less than 50,000 square feet each.

We benefit from our management team’s extensive market knowledge, long-standing business and personal relationships and research- and relationship-driven origination methods developed over more than 30 years to generate attractive investment opportunities. In our view, the fragmented and complex nature of our target markets generally makes it difficult for less experienced or less focused investors to access comparable opportunities on a consistent basis.

We plan to grow our business through disciplined acquisitions of additional industrial properties in Southern California infill markets, and believe that there are substantial and attractive acquisition opportunities available to us in our target markets. According to DAUM, the Southern California infill industrial property market consists of approximately 1.73 billion square feet of industrial properties. Our initial portfolio represents substantially less than 1.0% of this target market. Through our proprietary origination methods, we are actively monitoring, as of June 4, 2013, approximately 31.6 million square feet of properties in our markets that we believe represent attractive potential investment opportunities, including properties containing approximately 2.9 million square feet on which we have submitted non-binding offers that remain outstanding. In addition, we currently have two properties totaling 123,676 square feet under contract to purchase with the purchase expected to close before July 31, 2013. The closings are subject to satisfactory completion of our due diligence and customary closing conditions. As such, we cannot assure you that we will complete these acquisitions on the current terms or at all. Our predecessor’s most recent investment fund has acquired in excess of 3.1 million square feet in our target markets with over 2.3 million square feet acquired since 2012 alone, sourced primarily through a combination of off-market and lightly marketed transactions, sale lease-backs and related transactions from illiquid owners and short sales and discounted note purchases from financial institutions. We believe the current market environment represents an attractive time in the real estate cycle to invest in our target properties as the many small and medium sized businesses that our properties seek to serve are just beginning to participate in the economic recovery. Despite being consistently one of the highest occupied markets in the United States with occupancy rates approaching 95% in recent years, particularly for multi-tenant properties, rental rates in our target markets have only recently begun to recover from their recessionary lows.

We intend to elect and qualify to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), commencing with the year ending December 31, 2013, and generally will not be subject to U.S. federal taxes on our income to the extent we annually distribute at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid, to our stockholders and otherwise maintain our qualification as a REIT. We are structured as an umbrella partnership REIT (“UPREIT”) and will own substantially all of our assets and conduct substantially all of our business through our operating partnership. We will serve as the sole general partner and expect to own an approximately 86.8% interest in our operating partnership upon completion of this offering.

Experienced Management and Vertically Integrated Team

Our predecessor business was founded in 2001 by our Chairman Richard Ziman, and our Co-Chief Executive Officer, Howard Schwimmer, to take advantage of what they believed to be a particularly attractive opportunity to invest in industrial properties in Southern California infill markets. Messrs. Ziman and Schwimmer were joined by Michael Frankel, our Co-Chief Executive Officer, in 2004. These three members of our senior executive management team have worked together for nearly a decade, and each has substantial experience investing in and managing Southern California industrial properties.

Mr. Ziman contributes over 40 years of experience owning and managing industrial real estate and a successful public company track record as the founding chairman and chief executive officer of Arden Realty, Inc. (“Arden”), a REIT, which at the time of its sale to GE Real Estate in 2006 was the largest publicly traded owner of office properties in Southern California. An investment in the common stock of Arden at the time of its initial public offering until its final sale generated a total return to stockholders of approximately 338% per share for each share purchased at the initial public offering price of $20.00 per share (assuming reinvestment of all cash dividends since the initial public offering in 1996) compared to a total return of 248% for the MSCI US REIT Index over the same period. Mr. Schwimmer has focused exclusively on owning, operating and creating value in infill Southern California industrial property throughout his 30 year career. Mr. Schwimmer has 12 years of experience managing and co-managing our predecessor business, with expertise including the acquisition, value-add improvement, development, management, leasing and disposition of industrial property. Prior to establishing our predecessor business, from 1983 until 2001, Mr. Schwimmer held various positions including stockholder, board member, manager, executive vice president and broker of record for DAUM, California’s oldest industrial brokerage company. Mr. Frankel’s 28 year career has focused on real estate and private equity investment and senior management operating roles, including nine years co-managing our predecessor business, which almost exclusively focused on investing in industrial properties in Southern California infill markets.

Rexford’s vertically integrated company and team provides an entrepreneurial set of processes and personnel experienced in virtually every facet of industrial property investment and management, from originations, finance and underwriting, to asset, construction and property management.

Market Overview

Unless otherwise indicated, all information contained in this Market Overview section is derived from market materials prepared by DAUM as of March 31, 2013, citing CoStar Property Database, CBRE and other sources.

Southern California Infill Industrial Market

The Southern California industrial real estate market is the largest in the U.S., with approximately 2.0 billion square feet of space, approximately 1.7 times larger than the next largest industrial real estate market (Chicago, Illinois), as illustrated below:

Source: DAUM market materials, citing CoStar Property Database as of March 2013

Note: Southern California market comprised of Los Angeles, Orange, Ventura, San Bernardino, Riverside, and San Diego Counties

Southern California is generally segmented into infill and non-infill industrial markets. Infill markets are considered high-barrier to-entry markets and have characteristics that tend to limit new construction.

Our investment strategy focuses on the 1.73 billion square foot infill market comprised of Los Angeles County, Orange County, West Inland Empire, San Diego County and Ventura County. In 2012, over $5.9 billion of industrial property was sold in Southern California. We believe the market trends and conditions discussed below have created favorable investment opportunities that we are competitively positioned to capitalize upon.

Limited, Diminishing Supply with Substantial Barriers to Entry

Southern California is generally considered to be nearly fully developed and is characterized by a scarcity of vacant or developable land. Further, lease rates typically do not justify development of new industrial properties for lease in infill markets, which presents an economic barrier for those seeking to develop new industrial properties. Consequently, there has been a dearth of new multi-tenant industrial properties built for lease since 1999, with infill development generally limited to relatively few owner-user and build-to-suit developments. Multi-tenant development represented only 0.6% of total new industrial property construction in Southern California markets during 2012. Further, as a majority of infill product is multi-tenant, substantially all new construction occurred in the Inland Empire, much of which is non-infill and generally outside of Rexford’s primary target markets.

Source: DAUM market materials, citing CoStar Property Database as of March 2013

Industrial use is not typically considered the “highest and best” economic use for the few development or redevelopment sites available within our target markets. As a result, the stock of infill industrial property in our target markets generally has diminished over time, as existing properties have converted to alternate uses, primarily multi-family housing and related development. Since 2001, Los Angeles and Orange Counties have seen more than 24.2 million and 5.8 million square feet of industrial property, respectively, demolished for redevelopment.

Source: DAUM market materials, citing CoStar Property Database as of March 2013

High Current Occupancy and High Rental Rates

The Southern California infill industrial market has consistently out-performed other national markets on the basis of occupancy and asking rents. As of March 31, 2013, occupancy was 95.0% and 94.7% for Los Angeles and Orange Counties, respectively, versus the national average of 91.3%. Since 2001, average Los Angeles and Orange County asking rents were 65% higher than the average of the next nine largest markets in the nation over the same twelve-year period. As shown in the charts below, the occupancy rates for Los Angeles and Orange County have consistently been above the other large markets in the United States since the fourth quarter of 2001 and the occupancy rates never dipped below 90%, even during the most recent recession.

Source: DAUM market report, citing CoStar Property Database and data provided by CBRE as of March 2013

Source: DAUM market report, citing CoStar Property Database and data provided by CBRE as of March 2013

Diverse Tenant Demand Base

Southern California is home to the nation’s largest and most diverse manufacturing and distribution sector, as well as the largest number of high-tech jobs. We draw our tenants from over 17 industry sectors. The trend of off-shoring domestic manufacturing to Asia further fuels Southern California industrial tenant demand, as Asian goods pass through the Los Angeles-area ports and require regional warehousing and distribution to access the broader U.S. market. As of March 31, 2013, approximately 21.3% of our tenants imported product from outside the U.S. Additionally, the emergence of e-commerce and the growth of Internet retailers and wholesalers are expanding the universe of tenants seeking industrial space in our target markets. Forrester Research Inc. projects that online shoppers in the United States will spend $327 billion in 2016, up 45% from the $226 billion spent in 2012, increasing to an estimated 9.0% of total retail sales by 2016. As of March 31, 2013, approximately 17.4% of our tenants cited e-commerce as a component of their business.

Large and Growing Regional Population

Southern California represents the largest regional population in the U.S., with over 21 million residents, comprising over 57% of California residents. The population has increased by approximately 2 million since 2000 and is projected to increase to over 25 million residents by 2030. Our infill tenant base tends to disproportionately serve the direct consumption needs of this growing regional Southern California population.

Older Properties Tend To Outperform Newer Properties

Over one billion square feet of infill industrial space in our target market was built prior to 1980. These buildings are generally more centrally located, which reduces commuting time for our tenants’ employees and distribution times to the end consumers of the product. These locations are also typically more densely populated areas than locations that feature a greater proportion of newer construction. These factors have driven higher occupancy rates in pre-1980 buildings compared to post-1980 buildings. As of March 31, 2013, occupancy for pre-1980 buildings was 95.1% versus 92.9% for newer buildings. Pre-1980 buildings have maintained occupancy levels between 94.4% and 97.4% since 2001, while occupancy for post-1980 buildings has ranged from 89.6% to 94.5%.

Smaller Spaces and Multi-Tenant Properties Tend to Outperform Larger, Single-Tenant Properties

Our target infill markets feature a majority of properties valued below $25 million or sized below 300,000 square feet. We believe smaller spaces, generally under 40,000 square feet, are positioned for rental rate recovery as economic conditions improve for smaller- and mid-sized tenants in the face of ongoing scarcity of supply of these spaces. Occupancy as of March 31, 2013 for “big-box” buildings containing 100,000 square feet or more was 93.2%, while occupancy in buildings containing less than 40,000 square feet was 94.9%. Further, rental rates for larger, single-tenant spaces have recovered nearly to their pre-recession levels. Conversely, rental rates for small- and mid-sized tenants remain at cyclically low levels and have lagged in recovery compared to larger spaces. Consequently, we believe the potential for rental rates to increase in the smaller- and medium-sized spaces and buildings may be substantially greater in the near- to medium-term than for larger spaces fueled, in part, by improving liquidity and access to working capital for small and medium sized businesses as the economy continues to stabilize.

As shown in the charts below, occupancy and rental rates in the Southern California industrial infill market are projected to increase over the next three years. Moreover, multi-tenant space under 40,000 square feet, which has been slower to recover from the recent financial crisis, is projected to outperform single-tenant space containing 100,000 or more square feet according to DAUM, utilizing data provided by CBRE.

Source: DAUM market materials, citing CoStar Property Database and data provided by CBRE as of March 2013

Source: DAUM market materials, citing CoStar Property Database and data provided by CBRE as of March 2013

Competitive Strengths

In addition to our infill Southern California target market and asset focus, we believe that our investment strategy and operating model distinguish us from other owners, operators and acquirers of industrial real estate in several important ways, including the following:

Attractive Existing Portfolio with Diversified Tenant Mix: We have built a difficult-to-replicate portfolio of interests in 61 properties totaling over 6.7 million square feet, including two properties that we currently have under contract to purchase, almost all of which is located in Southern California infill markets. We will own 100% of the interests in 58 of these properties and will own a 15% interest in the remaining three properties. We believe our initial portfolio is attractively positioned to participate in a recovery in rental rates in our markets. Additionally, our portfolio is leased to a broad tenant base, drawn from diverse industry sectors. We believe that this diversification reduces our exposure to tenant default risk and earnings volatility. As of March 31, 2013, we had 693 individual tenants, with no single tenant accounting for more than 2.3% of our total annualized rent.

Superior Access to Deal Flow: We believe that we enjoy superior access to distressed, off-market and lightly marketed acquisition opportunities, many of which are difficult for competing investors to access. Approximately half of the acquisitions by deal count completed by our predecessor business since its inception were off-market or lightly-marketed transactions. Off-market and lightly marketed transactions are characterized by a lack of a formal marketing process and a lack of widely disseminated marketing materials. As we are principally focused on the Southern California market, our executive management and acquisition teams have developed and maintain a deep, broad network of relationships among key market participants, including property brokers, lenders, owners and tenants. We employ an extensive broker marketing, incentives and loyalty program. We also utilize data-driven and event-driven analytics and primary research to identify and pursue events and circumstances, including financial distress, related to owners, lenders, and tenants that tend to generate early access to emerging investment opportunities. We believe that our relationship network, creative sourcing approach and research-driven originations methods contribute to a superior level of attractive investment opportunities.

Experienced Management Team: Members of our senior management team contribute over 64 years of prior public company experience, and collectively have been involved with over $25 billion of real estate acquisitions over multiple cycles. Members of our senior management team have been working together for nearly a decade and together bring 130 years of experience focused on creating value by investing in infill Southern California industrial property.

Ability to Execute Opportunistic Transactions: The combination of our proprietary origination methods and the experience and relationships of our management team grant us access to and allow us to capitalize on unique transaction opportunities.

Vertically Integrated Platform: We are a full-service real estate operating company, with in-house capabilities in all aspects of our business. Our platform includes experienced in-house teams focused on acquisitions, analytics and underwriting, asset management and repositioning, property management, leasing, and construction management, as well as finance, accounting, legal and human relations departments.

Growth-Oriented Capital Structure: We believe that a public company capital structure will enable us to capitalize effectively on the substantial volume of opportunities generated by our origination platform. Upon completion of this offering, our pro forma debt to total market capitalization will be approximately 24.2%. We expect to enter into a new approximately $60 million term loan, which will be used at the completion of this offering to repay a portion of our outstanding mortgage debt. In addition, we have negotiated a proposed revolving credit facility with a borrowing capacity of $200 million that we expect to have in place at the completion of this offering. This facility is expected to have an accordion feature that may provide for up to an additional $200 million borrowing capacity as our company grows. We expect to use the proposed revolving credit facility for property acquisitions, working capital requirements and other general corporate purposes.

Value-Add Repositioning and Redevelopment Expertise: Our in-house redevelopment and construction management team collectively has over 75 years of industrial property redevelopment experience. Our in-house team employs an entrepreneurial approach to redevelopment and repositioning activities that are designed to increase the functionality and cash flow of our properties. These activities include converting large underutilized spaces into a series of smaller and more functional spaces, adding additional square footage and modernizing properties by, among other things, modernizing fire, life-safety and building operating systems, resolving functional obsolescence, adding or enhancing loading areas and truck access and making certain other accretive improvements.

Our Business and Growth Strategies

Our primary objective is to generate attractive risk-adjusted returns for our stockholders through dividends and capital appreciation. We believe that pursuing the following strategies will enable us to achieve this objective:

External Growth through Acquisitions

We intend to grow our initial portfolio through disciplined acquisitions in prime Southern California infill markets. We believe that our relationship-, data- and event-driven research allows us to identify and exploit asset mispricing and market inefficiencies. Through these proprietary origination methods, we are actively monitoring, as of June 4, 2013, approximately 31.6 million square feet of properties in our markets that we believe represent attractive potential investment opportunities, including properties containing approximately 2.9 million square feet on which we have submitted non-binding offers that remain outstanding. In addition, we currently have two properties totaling 123,676 square feet under contract to purchase with the purchase expected to close before July 31, 2013. The closings are subject to satisfactory completion of our due diligence and customary closing conditions. As such, we cannot assure you that we will complete these acquisitions on the current terms or at all. Our predecessor’s most recent investment fund has acquired in excess of 3.1 million square feet in our target markets with over 2.3 million square feet acquired since 2012 alone, sourced primarily through a combination of off-market and lightly marketed transactions, sale lease-backs and related transactions, short sales and discounted note purchases from financial institutions.

We believe there are a large number of over-leveraged industrial properties within our target markets facing loan maturities over the next several years. We seek to source transactions from owners facing pressing liquidity needs or financial distress, including maturities of loans that lack economical refinancing options. We also seek to transact with lenders, which, following the recent financial crisis, face a heightened need to divest or resolve underperforming loans in order to meet capital and regulatory requirements.

Internal Growth through Intensive, Value-Added Asset Management

We employ an intensive asset management strategy that is designed to increase cash flow and occupancy from our properties. Our strategy includes repositioning industrial property by renovating, modernizing or increasing functionality to increase cash flow and value. For example, we sometimes convert formerly single-tenant properties to multi-tenant occupancy to capitalize upon the higher per square foot rents generated by smaller spaces in our target markets. We believe that by undertaking such conversions or other functional enhancements, we can position our properties to attract a larger universe of potential tenants, increase occupancy, tenant quality and rental rates. We also believe that multi-tenant properties help to limit our exposure to tenant default risk and diversify our sources of cash flow.

Our proactive approach to leasing and asset management is driven by our in-house team of portfolio and property managers, which maintains direct, day-to-day relationships and dialogue with our tenants. In addition, we motivate listing brokers through leasing incentives combined with highly entrepreneurial leasing plans that we develop for each of our properties. We believe our proactive approach to leasing and asset management enhances recurring cash flow and reduces periods of vacancy. Our properties have successfully outperformed the overall infill Southern California market in leasing up vacant space. As illustrated in the chart below, over the course of the last five years, we have demonstrated an ability to consistently increase occupancy, even during the depth of the recent “Great Recession” when our target markets experienced a net reduction in occupancy.

Source: DAUM market materials, citing CoStar Property Database as of March 2013.

We believe that our initial portfolio contains the potential for imbedded growth through the lease-up of currently available space. As of March 31, 2013, our initial portfolio was 89.4% leased. We believe three factors will contribute to increased cash flow from leasing in the near term:

•	a number of our properties are in their final lease-up stage after being repositioned through our value-add activities,

•

we expect the firming up of supply and demand in certain markets, such as San Diego, that has generally lagged the infill markets of Los Angeles County and Orange County through the 2010 to 2012 recovery, and are now experiencing net positive absorption, and

•

expected market rental rate increases in the multi-tenant industrial market, as smaller and medium sized business tenants begin to gain access to increased liquidity and available credit as the economy recovers.

Financing Strategy

We intend to maintain a flexible and growth-oriented capital structure. Upon completion of this offering, we will have an initial debt-to-market capitalization of approximately 24.2%. To facilitate our acquisition strategy, we have negotiated a proposed revolving credit facility with a borrowing capacity of $200 million that we expect to have in place at the completion of this offering. This facility is expected to have an accordion feature that may provide for up to an additional $200 million borrowing capacity as our company grows. The proposed revolving credit facility will be used for property acquisitions, working capital requirements and other general corporate purposes. We also expect to enter into a new approximately $60 million term loan, which will be used at the completion of this offering to repay a portion of our outstanding mortgage debt. For more information regarding our proposed revolving credit facility and our new term loan, see “Business—Description of Certain Debt.”

We expect to fund property acquisitions through borrowings under our proposed revolving credit facility and traditional mortgage financing, as well as from any remaining cash available from the proceeds of this offering and the concurrent private placement after repayment of certain indebtedness as described under “Use of Proceeds.” We may place longer term mortgage debt on certain properties. We also anticipate using common units to acquire properties from existing owners interested in tax-deferred transactions.

Our Properties

Upon completion of our formation transactions, our initial portfolio will consist of 61 properties with approximately 6.7 million rentable square feet, including two properties that we currently have under contract to purchase, and we will manage an additional 20 properties with approximately 1.2 million rentable square feet. We will own 100% of 58 of these properties and own 15% of the remaining three properties. Our initial portfolio has a stable and diversified tenant base. As of March 31, 2013, the properties comprising our initial portfolio were 89.4% leased to 693 tenants, with no single tenant accounting for more than 2.3% and no single industry accounting for more than 11.6% of our total annualized rent. Our average tenant size is approximately 9,000 square feet, with nearly 70% of tenants occupying less than 50,000 square feet each. Our ten largest tenants account for 13.7% of our total annualized rent as of March 31, 2013. We intend to continue to maintain a diversified mix of tenants to limit our exposure to any single tenant or industry. We will also own one non-recourse mortgage loan with an estimated outstanding balance of approximately $14.3 million as of March 31, 2013, secured by a first mortgage on an industrial property located in San Juan Capistrano, California, which is scheduled to mature on May 1, 2017.

The following tables portray the property type, geographic and industry diversity, respectively, of the properties and tenants comprising our initial portfolio as of March 31, 2013:

Property Type	Number of Properties	Occupancy(1)	Rentable Square Feet	Ownership Interest in Rentable Square Feet(2)	Percentage of Total Rentable Square Feet	Annualized Base Rent(3)	Percentage of Total Annualized Base Rent(4)	Annualized Base Rent per Square Foot(5)
Warehouse / Light Manufacturing(6)	34	87.0%	2,764,624	2,764,624	48.8%	$19,585,430	46.4%	$8.14
Warehouse / Distribution	14	88.6%	3,035,471	2,025,325	35.7%	$13,684,037	32.4%	$7.63
Light Manufacturing / Flex	6	74.5%	466,319	466,319	8.2%	$4,910,808	11.6%	$14.14
Light Industrial / Office	7	72.1%	411,549	411,549	7.3%	$4,024,596	9.5%	$13.56

Total / Weighted Average(7)	61	85.5%	6,677,963	5,667,817	100.0%	$42,204,871	100.0%	$8.71

(1)	Calculated as the average occupancy at such properties as of March 31, 2013, weighted by ownership interest in the properties’ rentable square feet. These properties were 89.4% leased as of March 31, 2013, weighted by ownership interest in the properties’ rentable square feet.
(2)	Calculated for each property as rentable square feet for such property multiplied by our ownership interest for such property, and then aggregated by property type.
(3)	Calculated for each property as the monthly contracted base rent per the terms of the lease(s) at such property, as of March 31, 2013, multiplied by 12 and then multiplied by our ownership interest for such property, and then aggregated by property type. Excludes billboard and antenna revenue and rent abatements. Total rent abatements with respect to our initial portfolio for leases in effect as of March 31, 2013 for the 12 months ending March 31, 2014 are $980,117, of which our proportionate share, based on our ownership interest in the applicable properties, is $980,117. Annualized base rent includes rent from triple net leases, modified gross leases and gross leases. See “Business—Leases.”

(4)	Calculated for each property type as annualized base rent for such property type divided by annualized base rent for the total portfolio as of March 31, 2013.
(5)	Calculated for each property type as annualized base rent for such property type divided by our ownership interest in leased square feet for such property type as of March 31, 2013. Total annualized base rent per square foot, net of our proportionate share of rent abatements, for our properties is $8.51.
(6)	Excluding our pending acquisitions of the 18310 - 18330 Oxnard St. and 8101 - 8117 Orion Ave. properties, which we refer to as Oxnard and Orion, respectively, and which we have under contract to purchase, occupancy was 87.3%, annualized base rent was $18,472,886 and total annualized base rent per square foot was $8.01.
(7)	Excluding our pending acquisitions of Oxnard and Orion, annualized base rent was $41,092,327 and total annualized base rent per square foot was $8.66.

Market	Number of Properties	Occupancy(1)	Rentable Square Feet	Ownership Interest in Rentable Square Feet(2)	Percentage of Total Rentable Square Feet	Annualized Base Rent(3)	Percentage of Total Annualized Base Rent(4)	Annualized Base Rent per Square Foot(5)
Los Angeles County
Greater San Fernando Valley	14	91.2%	1,360,719	1,360,719	24.0%	$12,226,117	29.0%	$9.85
San Gabriel Valley	6	97.6%	612,482	612,482	10.8%	$5,674,423	13.4%	$9.49
Central	1	100.0%	190,663	190,663	3.4%	$1,257,912	3.0%	$6.60
Mid-Counties	4	82.2%	522,490	522,490	9.2%	$3,015,480	7.1%	$7.02
South Bay	6	77.7%	335,258	335,258	5.9%	$1,959,024	4.6%	$7.52

Subtotal / Weighted Average(6)	31	90.0%	3,021,612	3,021,612	53.3%	$24,132,956	57.2%	$8.87
Orange County
North Orange County	2	97.6%	223,681	223,681	3.9%	$1,801,800	4.3%	$8.26
Airport	4	91.2%	289,040	289,040	5.1%	$2,083,716	4.9%	$7.90

Subtotal / Weighted Average	6	94.0%	512,721	512,721	9.0%	$3,885,516	9.2%	$8.06
San Bernardino County
Inland Empire West	5	80.4%	495,561	495,561	8.7%	$3,753,372	8.9%	$9.42
Inland Empire East	2	94.9%	85,282	85,282	1.5%	$447,288	1.1%	$5.53

Subtotal / Weighted Average	7	82.5%	580,843	580,843	10.2%	$4,200,660	10.0%	$8.77
Ventura County
Camarillo / Oxnard	6	91.5%	1,598,940	588,794	10.4%	$3,849,365	9.1%	$7.14

Subtotal / Weighted Average	6	91.5%	1,598,940	588,794	10.4%	$3,849,365	9.1%	$7.14
San Diego County
North County	7	60.3%	709,251	709,251	12.5%	$3,868,734	9.2%	$9.05
Central	2	93.6%	137,989	137,989	2.4%	$1,516,164	3.6%	$11.74
South County	1	49.0%	78,615	78,615	1.4%	$364,452	0.9%	$9.46

Subtotal / Weighted Average	10	64.3%	925,855	925,855	16.3%	$5,749,350	13.6%	$9.66

Other(7)	1	75.6%	37,992	37,992	0.7%	$387,024	0.9%	$13.48

Portfolio—Total / Weighted Average(8)	61	85.5%	6,677,963	5,667,817	100.0%	$42,204,871	100.0%	$8.71

(1)	Calculated as the average occupancy at such properties as of March 31, 2013, weighted by our ownership interest in the properties’ rentable square feet. As of June 4, 2013, we have entered into 53 new leases and 58 renewal leases, totaling 111 leases or renewals that had not yet commenced as of March 31, 2013 (“the uncommenced leases”). The table below sets forth pro forma data reflecting the uncommenced leases.

Market	Leased Square Feet Under Uncommenced Leases(a)	Ownership Interest in Leased Square Feet(b)	Pro Forma Occupancy(c)	Annualized Base Rent Under Uncommenced Leases(d)	Total Pro Forma Annualized Base Rent(e)	Total Pro Forma Annualized Base Rent per Square Foot(f)
Los Angeles County(g)	188,956	188,956	91.6%	$1,897,926	$24,579,655	$8.88
Orange County	57,408	57,408	93.7%	$509,913	$3,859,976	$8.04
San Bernardino County	79,047	79,047	87.5%	$656,229	$4,445,504	$8.74
Ventura County	14,714	14,714	89.0%	$123,904	$3,714,313	$7.09
San Diego County	223,807	223,807	86.4%	$1,574,494	$7,159,806	$8.95
Other	3,381	3,381	75.6%	$51,312	$387,024	$13.48

Total/Weighted Average(h)	567,313	567,313	90.1%	$4,813,778	$44,146,278	$8.64

(a)	The uncommenced leases include: 103,629 square feet being renewed and 85,327 square feet of new leases for Los Angeles County; 37,092 square feet being renewed and 20,316 square feet of new leases for Orange County; 28,289 square feet being renewed and 50,758 square feet of new leases for San Bernardino County; 14,714 square feet being renewed and no new leases for Ventura County; 19,145 square feet being renewed and 204,662 square feet of new leases for San Diego County; and 3,381 square feet being renewed and no new leases for Other.
(b)	Ownership interest in leased square feet is calculated as square feet subject to the uncommenced leases multiplied by our ownership interest in the relevant properties and then aggregated by market.
(c)	Pro forma occupancy is calculated as (i) square footage under lease as of March 31, 2013 weighted by our ownership interest in rentable square feet plus additional square footage leased pursuant to uncommenced leases (net of renewal space) as of June 4, 2013 weighted by our ownership interest minus square footage vacated between March 31, 2013 and June 4, 2013, weighted by our ownership interest in rentable square feet, divided by (ii) total rentable square feet (including new uncommenced leases) weighted by our ownership interest.
(d)	Annualized base rent under uncommenced leases is calculated by multiplying the first full month of contractual rents (before rent abatements) to be received under uncommenced leases, by 12 and then multiplying by our ownership interest in the relevant properties and then aggregating by market. Total rent abatements under leases entered into as of June 4, 2013 but that had not commenced as of March 31, 2013 for the 12 months ending March 31, 2014 are $727,840. This figure includes $688,799 of rent abatements for new leases and $39,041 for renewal leases.
(e)	Total pro forma annualized base rent is calculated by adding annualized base rent as of March 31, 2013 and annualized base rent under uncommenced leases (net of renewals) and subtracting annualized base rent contributed by tenants that had vacated their applicable properties between March 31, 2013 and June 4, 2013. To avoid double counting, total pro forma annualized rent does not include annualized rent on space under lease as of March 31, 2013 that is being renewed pursuant to an uncommenced lease. Excludes billboard and antenna revenue.
(f)	Annualized base rent per square foot under uncommenced leases is calculated as (i) annualized rent base under leases entered into as of June 4, 2013 but that had not commenced as of March 31, 2013, divided by (ii) ownership interest in leased square feet under uncommenced leases.
(g)	Excluding our pending acquisitions of Oxnard and Orion, occupancy was 92.0%, annualized base rent under uncommenced leases was $1,844,142, total pro forma annualized base rent was $23,441,563 and total annualized base rent per square foot was $8.80.
(h)	Excluding our pending acquisitions of Oxnard and Orion, occupancy was 90.3%, annualized base rent under uncommenced leases was $4,759,995, total pro forma annualized base rent was $43,008,186 and total annualized base rent per square foot was $8.59.
(2)	Calculated for each property as rentable square feet for such property multiplied by our ownership interest for such property, and then aggregated by market.
(3)	Calculated for each property as monthly contracted base rent per the terms of the lease(s) at such property, as of March 31, 2013, multiplied by 12 and then multiplied by our ownership interest for such property, and then aggregated by market. Excludes billboard and antenna revenue and rent abatements. Total rent abatements with respect to our initial portfolio for leases in effect as of March 31, 2013 for the 12 months ending March 31, 2014 are $980,117, of which our proportionate share, based on our ownership interest in the applicable properties, is $980,117. Annualized base rent includes rent from triple net leases, modified gross leases and gross leases. See “Business—Leases.”
(4)	Calculated as annualized base rent for such market divided by annualized base rent for the total portfolio as of March 31, 2013.
(5)	Calculated as annualized base rent for such market divided by our ownership interest in leased square feet for such market as of March 31, 2013. Total annualized base rent per square foot, net of our proportionate share of rent abatements, for our properties is $8.51.
(6)	Excluding our pending acquisitions of Oxnard and Orion, occupancy was 90.4%, annualized base rent was $23,020,412, percentage of total annualized base rent was 56.0% and total annualized base rent per square foot was $8.79.
(7)	Includes one property in Glenview, Illinois.
(8)	Excluding our pending acquisitions of Oxnard and Orion, occupancy was 85.6%, annualized base rent was $41,092,327 and total annualized base rent per square foot was $8.66.

Industry	Number of Leases(1)	Leased Square Feet	Ownership Interest in Leased Square Feet(2)	Percentage of Total Leased Square Feet	Annualized Base Rent(3)	Percentage of Total Annualized Base Rent(4)	Annualized Base Rent per Square Foot(5)
Wholesale/Retail(6)	79	580,350	580,350	12.0%	$4,883,172	11.6%	$8.41
Business Services(7)	96	339,542	339,542	7.0%	$3,931,812	9.3%	$11.58
Light Manufacturing(8)	46	478,085	478,085	9.9%	$3,549,504	8.4%	$7.42
Apparel(9)	27	720,684	465,684	9.6%	$3,077,760	7.3%	$6.61
Technology & Electronics(10)	48	427,331	304,938	6.3%	$3,042,102	7.2%	$9.98
Industrial Equipment & Components	46	326,241	326,241	6.7%	$2,647,950	6.3%	$8.12
Construction(11)	53	329,807	329,807	6.8%	$2,556,960	6.1%	$7.75
Automotive(12)	56	298,032	298,032	6.2%	$2,546,904	6.0%	$8.55
Paper & Printing	14	324,607	324,607	6.7%	$2,382,036	5.6%	$7.34
Warehousing & Storage(13)	48	659,743	300,103	6.2%	$2,231,347	5.3%	$7.44
Pharmaceuticals	13	172,419	172,419	3.6%	$2,116,128	5.0%	$12.27
Food & Beverage(14)	42	200,589	200,589	4.1%	$1,885,128	4.5%	$9.40
Sporting & Recreational Goods	26	163,077	163,077	3.4%	$1,381,476	3.3%	$8.47
Logistics & Transportation	22	159,385	159,385	3.3%	$1,236,624	2.9%	$7.76
Healthcare	28	120,609	120,609	2.5%	$1,221,444	2.9%	$10.13
Government	2	60,881	60,881	1.3%	$1,071,936	2.5%	$17.61
Financial Services	18	31,345	31,345	0.6%	$415,512	1.0%	$13.26
Other(15)	29	188,156	188,156	3.9%	$2,027,076	4.8%	$10.77

Total / Weighted Average(16)	693	5,580,883	4,843,850	100.0%	$42,204,871	100.0%	$8.71

(1)	A single lease may cover space in more than one building.
(2)	Calculated for each lease as leased square feet multiplied by our ownership interest for the applicable property, and then aggregated by industry.
(3)	Calculated for each lease as the monthly contracted base rent per the terms of such lease, as of March 31, 2013, multiplied by 12 and then multiplied by our ownership interest for the applicable property, and then aggregated by industry. Excludes billboard and antenna revenue and rent abatements. Total rent abatements with respect to our initial portfolio for leases in effect as of March 31, 2013 for the 12 months ending March 31, 2014 are $980,117, of which our proportionate share, based on our ownership interest in the applicable properties, is $980,117. Annualized base rent includes rent from triple net leases, modified gross leases and gross leases. See “Business—Leases.”
(4)	Calculated as annualized base rent for tenants in such industry divided by annualized base rent for the total portfolio as of March 31, 2013.
(5)	Calculated as annualized base rent for tenants in such industry divided by our ownership interest in leased square feet for tenants in such industry as of March 31, 2013. Total annualized base rent per square foot, net of our proportionate share of rent abatements, for our properties is $8.51.
(6)	Excluding our pending acquisitions of Oxnard and Orion, annualized base rent was $4,714,152, percentage of total annualized base rent was 11.5% and total annualized base rent per square foot was $8.36.
(7)	Excluding our pending acquisitions of Oxnard and Orion, annualized base rent was $3,770,700, percentage of total annualized base rent was 9.2% and total annualized base rent per square foot was $11.60.
(8)	Excluding our pending acquisitions of Oxnard and Orion, annualized base rent was $3,523,116, percentage of total annualized base rent was 8.6% and total annualized base rent per square foot was $7.41.
(9)	Excluding our pending acquisitions of Oxnard and Orion, annualized base rent was $3,027,348, percentage of total annualized base rent was 7.4% and total annualized base rent per square foot was $6.56.
(10)	Excluding our pending acquisitions of Oxnard and Orion, annualized base rent was $2,938,062, percentage of total annualized base rent was 7.1% and total annualized base rent per square foot was $9.94.
(11)	Excluding our pending acquisitions of Oxnard and Orion, annualized base rent was $2,523,816, percentage of total annualized base rent was 6.1% and total annualized base rent per square foot was $7.71.
(12)	Excluding our pending acquisitions of Oxnard and Orion, annualized base rent was $2,508,372, percentage of total annualized base rent was 6.1% and total annualized base rent per square foot was $8.51.
(13)	Excluding our pending acquisitions of Oxnard and Orion, annualized base rent was $1,875,535, percentage of total annualized base rent was 4.6% and total annualized base rent per square foot was $7.00.
(14)	Excluding our pending acquisitions of Oxnard and Orion, annualized base rent was $1,742,340, percentage of total annualized base rent was 4.2% and total annualized base rent per square foot was $9.22.

(15)	Excluding our pending acquisitions of Oxnard and Orion, annualized base rent was $1,995,780, percentage of total annualized base rent was 4.9% and total annualized base rent per square foot was $10.76.
(16)	Excluding our pending acquisitions of Oxnard and Orion, annualized base rent was $41,092,327 and total annualized base rent per square foot was $8.66.

The following table sets forth information about the 10 largest tenants in our portfolio based on total annualized rent as of March 31, 2013.

Tenant	Submarket	Number of Properties	Leased Square Feet	Ownership Interest in Leased Square Feet(1)	Percentage of Total Leased Square Feet	Annualized Base Rent(2)	Percentage of Total Annualized Base Rent(3)	Annualized Base Rent per Square Foot(4)	Lease Expirations
Biosense	San Gabriel Valley	1	76,000	76,000	1.6%	$967,824	2.3%	$12.73	10/31/2020
Towne Inc	OC Airport	1	122,060	122,060	2.5%	$678,900	1.6%	$5.56	7/31/2014
Deckers Outdoor Corporation	Ventura	2	723,106	108,466	2.2%	$592,223	1.4%	$5.46	11/30/2018
Royal Printex	Central LA	1	78,928	78,928	1.6%	$540,384	1.3%	$6.85	1/31/2017
Sonic Electronix	Greater San Fernando Valley	1	71,268	71,268	1.5%	$534,516	1.3%	$7.50	8/31/2014
PureTek	Greater San Fernando Valley	1	76,993	76,993	1.6%	$526,632	1.2%	$6.84	11/30/2015
Circor Aerospace	Greater San Fernando Valley	1	77,118	77,118	1.6%	$524,256	1.2%	$6.80	12/31/2014
Perfect Fit Industries	Mid Counties	1	96,758	96,758	2.0%	$522,492	1.2%	$5.40	7/31/2013
Plastics Research Corporation	Inland Empire West	1	107,861	107,861	2.2%	$440,076	1.0%	$4.08	2/28/2022
Genie Air	Greater San Fernando Valley	1	81,282	81,282	1.7%	$438,924	1.0%	$5.40	5/31/2016

Top 10 Tenants		11	1,511,374	896,734	18.5%	$5,766,227	13.7%	$6.43

All Other Tenants(5)		50	4,069,509	3,947,116	81.5%	$36,438,644	86.3%	$9.23

Total Initial Portfolio(6)		61	5,580,883	4,843,850	100.0%	$42,204,871	100.0%	$8.71

(1)	Calculated for each tenant as leased square feet multiplied by our ownership interest for the applicable property.
(2)	Calculated for each tenant as the monthly contracted base rent per the terms of such tenant’s lease, as of March 31, 2013, multiplied by 12 and then multiplied by our ownership interest for the applicable property. Excludes billboard and antenna revenue and rent abatements. Total rent abatements with respect to our initial portfolio for leases in effect as of March 31, 2013 for the 12 months ending March 31, 2014 are $980,117, of which our proportionate share, based on our ownership interest in the applicable properties, is $980,117. Annualized base rent includes rent from triple net leases, modified gross leases and gross leases. See “Business—Leases.”
(3)	Calculated as annualized base rent for such tenant divided by annualized base rent for the total portfolio as of March 31, 2013.
(4)	Calculated as annualized base rent for such tenant divided by our ownership interest in leased square feet for such tenant as of March 31, 2013. Total annualized base rent per square foot, net of our proportionate share of rent abatements, for our properties is $8.51.
(5)	Excluding our pending acquisitions of Oxnard and Orion, annualized base rent was $35,326,100, percentage of total annualized base rent was 86.0% and total annualized base rent per square foot was $9.18.
(6)	Excluding our pending acquisitions of Oxnard and Orion, annualized base rent was $41,092,327 and total annualized base rent per square foot was $8.66.

As of March 31, 2013, our weighted average in-place remaining lease term was 2.57 years. The following table sets forth a summary schedule of lease expirations for leases in place as of March 31, 2013, plus available space, for each of the ten full and partial calendar years commencing March 31, 2013 and thereafter in our portfolio. The information set forth in the table assumes that tenants exercise no renewal options and no early termination rights.

Year of Lease Expiration	Number of Leases Expiring	Total Rentable Square Feet(1)	Ownership Interest in Rentable Square Feet(2)	Percentage of Total Owned Square Feet	Annualized Base Rent(3)	Percentage of Total Annualized Base Rent(4)	Annualized Base Rent per Square Foot(5)
MTM Tenants(6)(7)	49	113,339	113,339	2.0%	$1,039,740	2.5%	$9.17
Available(8)	0	1,097,080	823,967	14.5%	$0	0.0%	$0.00
2013(9)	202	812,859	812,859	14.3%	$7,322,400	17.3%	$9.01
2014(10)	215	1,355,875	1,355,875	23.9%	$11,164,975	26.5%	$8.23
2015(11)	140	1,102,780	980,387	17.3%	$7,833,558	18.6%	$7.99
2016(12)	44	526,443	526,443	9.3%	$4,630,512	11.0%	$8.80
2017(13)	17	342,615	342,615	6.0%	$2,873,539	6.8%	$8.39
2018(14)	15	938,080	323,440	5.7%	$2,749,691	6.5%	$8.50
2019	3	55,787	55,787	1.0%	$582,672	1.4%	$10.44
2020	4	154,526	154,526	2.7%	$2,571,192	6.1%	$16.64
2021	1	1,680	1,680	0.0%	$29,028	0.1%	$17.28
2022	1	107,861	107,861	1.9%	$440,076	1.0%	$4.08
Thereafter	2	69,038	69,038	1.2%	$967,488	2.3%	$14.01

Total Initial Portfolio(15)	693	6,677,963	5,667,817	100.0%	$42,204,871	100.0%	$8.71

(1)	Represents the contracted square footage upon expiration.
(2)	Calculated as rentable square feet for such property multiplied by our ownership interest in such property.
(3)	Calculated as monthly contracted base rent per the terms of such lease, as of March 31, 2013, multiplied by 12 and then multiplied by our ownership interest in such property. Excludes billboard and antenna revenue and rent abatements. Total rent abatements with respect to our initial portfolio for leases in effect as of March 31, 2013 for the 12 months ending March 31, 2014 are $980,117, of which our proportionate share, based on our ownership interest in the applicable properties, is $980,117. Annualized base rent includes rent from triple net leases, modified gross leases and gross leases. See “Business—Leases.”
(4)	Calculated as annualized base rent set forth in this table divided by annualized base rent for the total portfolio as of March 31, 2013.
(5)	Calculated as annualized base rent for such leases divided by our ownership interest in leased square feet for such leases at each of the properties so impacted by the lease expirations as of March 31, 2013. Total annualized base rent per square foot, net of our proportionate share of rent abatements, for our properties is $8.51.
(6)	Represents tenants under month-to-month leases.
(7)	Excluding our pending acquisitions of Oxnard and Orion, annualized base rent was $924,552, percentage of total annualized base rent was 2.2% and total annualized base rent per square foot was $8.84.
(8)	Excluding our pending acquisitions of Oxnard and Orion, percentage of total owned square feet was 14.4%.
(9)	Excluding our pending acquisitions of Oxnard and Orion, annualized base rent was $7,161,912, percentage of total annualized base rent was 17.4% and total annualized base rent per square foot was $8.96.
(10)	Excluding our pending acquisitions of Oxnard and Orion, annualized base rent was $10,942,555, percentage of total annualized base rent was 26.6% and total annualized base rent per square foot was $8.18.
(11)	Excluding our pending acquisitions of Oxnard and Orion, annualized base rent was $7,379,442, percentage of total annualized base rent was 18.0% and total annualized base rent per square foot was $7.87.
(12)	Excluding our pending acquisitions of Oxnard and Orion, annualized base rent was $4,593,252, percentage of total annualized base rent was 11.2% and total annualized base rent per square foot was $8.78.
(13)	Excluding our pending acquisitions of Oxnard and Orion, annualized base rent was $2,860,146, percentage of total annualized base rent was 7.0% and total annualized base rent per square foot was $8.38.
(14)	Excluding our pending acquisitions of Oxnard and Orion, annualized base rent was $2,640,011, percentage of total annualized base rent was 6.4% and total annualized base rent per square foot was $8.48.
(15)	Excluding our pending acquisitions of Oxnard and Orion, annualized base rent was $41,092,327 and total annualized base rent per square foot was $8.66.

Summary Risk Factors

An investment in our common stock involves material risks. You should consider carefully the risks described below and under “Risk Factors” before purchasing shares of our common stock in this offering:

•	Our portfolio of properties is concentrated in the industrial real estate sector, and our business would be adversely affected by an economic downturn in that sector.

•

Our portfolio of properties is dependent upon regional and local economic conditions and is geographically concentrated in Southern California infill markets, which causes us to be especially susceptible to adverse developments in those markets.

•	We may be unable to renew leases, lease vacant space or re-lease space as leases expire.

•	We may be unable to identify and complete acquisitions of properties that meet our criteria, which may impede our growth.

•

Our success depends on key personnel, including Richard Ziman, our Chairman, and Howard Schwimmer and Michael S. Frankel, our Co-Chief Executive Officers, whose continued service is not guaranteed, and the loss of one or more of our key personnel could adversely affect our ability to manage our business and to implement our growth strategies, or could create a negative perception in the capital markets.

•	Our charter and bylaws, the partnership agreement of our operating partnership and Maryland law contain provisions that may delay, defer or prevent a change of control transaction.

•

The tax matters agreement we have entered into in connection with the formation transactions, or the Tax Matters Agreement, limits our ability to sell or otherwise dispose of certain properties and could require us to maintain levels of debt that are higher than we otherwise need.

•	Failure to qualify or maintain our qualification as a REIT would have significant adverse consequences to us and the value of our common stock.

•	There are restrictions on ownership and transfer of our common stock.

•	Potential losses, including from adverse weather conditions, natural disasters, including earthquakes and wildfires, and title claims, may not be covered by insurance.

Structure and Formation of Our Company

Our Operating Partnership

Following the completion of this offering, the formation transactions and the concurrent private placement, substantially all of our assets will be held by, and our operations will be conducted through, our operating partnership. We will contribute the net proceeds from this offering and the concurrent private placement to our operating partnership in exchange for common units therein. Our interest in our operating partnership will generally entitle us to share in cash distributions from, and in the profits and losses of, our operating partnership in proportion to our percentage ownership. As the sole general partner of our operating partnership, we will generally have the exclusive power under the partnership agreement to manage and conduct its business and affairs, subject to certain limited approval and voting rights of the limited partners, which are described more fully below in “Description of the Partnership Agreement of Rexford Industrial Realty, L.P.” Our board of directors will manage our business and affairs.

Beginning on or after the date which is 14 months after the later of the completion of this offering or the date on which a person first became a holder of common units, each limited partner of our operating partnership will have the right to require our operating partnership to redeem part or all of its common units for cash, based upon the value of an equivalent number of shares of our common stock at the time of the redemption, or, at our election, shares of our common stock on a one-for-one basis, subject to certain adjustments and the restrictions on ownership and transfer of our stock set forth in our charter and described under the section entitled “Description of Stock—Restrictions on Ownership and Transfer.” With each redemption of common units, our percentage ownership interest in our operating partnership and our share of our operating partnership’s cash distributions and profits and losses will increase. See “Description of the Partnership Agreement of Rexford Industrial Realty, L.P.”

Our Services Company

As part of the formation transactions, we will acquire Rexford Industrial Realty and Management, Inc., which we refer to as the services company. The services company will be wholly owned, indirectly, by our operating partnership. We will elect with our services company to treat it as a taxable REIT subsidiary for federal income tax purposes.

Formation Transactions

Each property that will be owned by us through our operating partnership upon the completion of this offering, the formation transactions and the concurrent private placement is currently owned indirectly by the Rexford Funds through property owning subsidiaries. We refer to these property owning subsidiaries and the Rexford Funds collectively as the “ownership entities.” The Rexford Funds have (1) entered into contribution agreements with our operating partnership, pursuant to which they will contribute their interests in their property owning subsidiaries to our operating partnership, (2) entered into merger agreements pursuant to which they will merge with and into our operating partnership, or (3) in the case of Rexford Industrial Fund V REIT, LLC (“Fund V REIT”), entered into a merger agreement pursuant to which it will merge with and into us, in each case substantially concurrently with the completion of this offering. In addition, each management company will merge with and into a subsidiary of our operating partnership, with such management company as the surviving entity. Prior investors will receive cash, shares of our common stock and/or common units in exchange for their interests in the Rexford Funds or the management companies.

Concurrent Private Placement

In connection with the formation transactions, we made available to accredited investors in the Rexford Funds and the Rexford management team the opportunity to acquire for cash additional shares of our common stock at the public offering price per share in this offering concurrently with the completion of the formation transactions and this offering. We refer to the shares issued pursuant to this opportunity as the concurrent private placement. No fees, discounts or selling commissions will be paid to the underwriters in connection with any sale of our common stock through the concurrent private placement. Rexford Fund investors and the Rexford management team have irrevocably committed to invest approximately $47 million in the concurrent private placement, at a price per share equal to the public offering price in this offering. The shares that will be issued in the concurrent private placement will be in addition to the shares sold in this offering.

Corporate Structure

The chart below reflects our organization immediately following completion of this offering, the formation transactions and the concurrent private placement.

(1)	On a fully diluted basis, our public stockholders will own 55.3% of our outstanding common stock, our directors and executive officers and their affiliates will own 10.8% of our outstanding common stock and the other prior investors in the Rexford Funds and the management companies as a group will own 33.9% of our outstanding common stock.
(2)	If the underwriters exercise their over-allotment option in full, on a fully diluted basis, our public stockholders will own 58.7% of our outstanding common stock, our directors and executive officers and their affiliates will own 10.0% of our outstanding common stock and the other prior investors in the Rexford Funds and the management companies as a group will own 31.3% of our outstanding common stock.
(3)

If the underwriters exercise their over-allotment option in full, our public stockholders, our directors and executive officers and their affiliates and the other prior investors in the Rexford Funds and the management companies will own 66.6%, 3.5% and 29.9%, respectively, of our outstanding common stock, and we, our directors and executive officers and their affiliates and the other prior investors in the Rexford Funds and the management companies will own 87.8%, 7.1%, and 5.1%, respectively, of the outstanding common units.

Benefits of the Formation Transactions to Related Parties

In connection with this offering, certain of our directors and executive officers will receive material benefits described in “Certain Relationships and Related Transactions,” including the following. All amounts are based on the mid-point of the price range set forth on the cover page of this prospectus. For a discussion of amounts based on other prices within the range, see “Pricing Sensitivity Analysis.”

•

Mr. Ziman, our Chairman, and his affiliates will receive 265,936 shares of our common stock and 643,446 common units in connection with the formation transactions and will purchase 40,690 shares of our common stock in the concurrent private placement, which together have an aggregate value of approximately $13.3 million. As a result, Mr. Ziman and his affiliates will own approximately 3.3% of our outstanding common stock on a fully diluted basis (or 3.0% if the underwriters’ over-allotment option is exercised in full).

•

Mr. Schwimmer, our Co-Chief Executive Officer and director, and his affiliates will receive 296,244 shares of our common stock and 852,890 common units in connection with the formation transactions and will purchase 24,209 shares of our common stock in the concurrent private placement, which together have an aggregate value of approximately $16.4 million. As a result, Mr. Schwimmer and his affiliates will own approximately 4.1% of our outstanding common stock on a fully diluted basis (or 3.7% if the underwriters’ over-allotment option is exercised in full).

•

Mr. Frankel, our Co-Chief Executive Officer and director, and his affiliates will receive 287,818 shares of our common stock and 670,923 common units in connection with the formation transactions and will purchase 14,754 shares of our common stock in the concurrent private placement, which together have an aggregate value of approximately $13.6 million. As a result, Mr. Frankel and his affiliates will own approximately 3.4% of our outstanding common stock on a fully diluted basis (or 3.1% if the underwriters’ over-allotment option is exercised in full).

•

To the extent that an ownership entity or any of the management companies has excess net working capital as determined by us within 45 days prior to the date of the preliminary prospectus in connection with this offering, the amount of such excess shall be due to the prior owners of such ownership entity or management company, as applicable, immediately prior to the completion of the offering, including our directors and executive officers who are prior investors. To the extent not distributed or paid by such ownership entity or management company prior to the completion of this offering, our operating partnership shall pay such amounts on behalf of each such ownership entity or management company, as applicable, promptly after the completion of this offering. The Rexford Funds and the management companies, in the aggregate, are expected to contribute approximately $2.0 million of cash to us and our operating partnership in connection with the formation transactions.

•

We will enter into a Tax Matters Agreement with certain limited partners of our operating partnership, pursuant to which our operating partnership will agree to indemnify such limited partners against adverse tax consequences in connection with: (1) our sale of certain specified properties in a taxable transaction prior to the seventh anniversary of the completion of the formation transactions; and (2) our failure to provide certain limited partners the opportunity to guarantee certain debt of our operating partnership during the period ending on the twelfth anniversary of the completion of the formation transactions, or following such period, our failure to use commercially reasonable efforts to provide such opportunities; provided that, subject to certain exceptions and limitations, such indemnification rights will terminate for any such protected partner that sells, exchanges or otherwise disposes of more than 50% of his or her common units during such period. It is anticipated that the total amount of protected built-in gain on the protected properties will be approximately $38.9 million of which $4.0 million, $8.8 million, and $4.7 million is attributable to Messrs. Ziman, Schwimmer and Frankel, respectively. In addition, our operating partnership will be required to offer certain limited partners the opportunity to guarantee, in the aggregate, up to approximately $19 million of our debt, of which Messrs. Ziman, Schwimmer and Frankel will have the opportunity to guarantee up to approximately $2.4 million, $6.5 million, and $3.5 million, respectively, of our outstanding indebtedness respectively pursuant to the Tax Matters Agreement.

•

In connection with the completion of this offering, we will enter into a registration rights agreement with the various persons receiving shares of our common stock and/or common units in the formation transactions and the concurrent private placement, including certain of our directors and executive officers and their affiliates. Under the registration rights agreement, subject to certain limitations, commencing not later than 14 months after the date of the completion of this offering, we will file one or more registration statements covering the resale of the shares of our common stock issued in the formation transactions and the concurrent private placement and the resale of the shares of our common stock issued or issuable, at our option, in exchange for common units issued in the formation transactions. We may, at our option, satisfy our obligation to prepare and file a resale registration statement by filing a registration statement registering the issuance by us of shares of our common stock under the Securities Act in lieu of our operating partnership’s obligation to pay cash for such units. We will agree to pay all of the expenses relating to the securities registrations described above. See “Certain Relationships and Related Transactions—Registration Rights” and “Shares Eligible for Future Sale—Registration Rights.”

•

We intend to enter into employment agreements with certain of our executive officers that would become effective as of the completion of this offering, which we expect will provide for salary, bonus and other benefits, including severance upon a termination of employment under certain circumstances. The material terms of these agreements are described under “Executive Compensation—Executive Compensation Arrangements.”

•

We intend to enter into indemnification agreements with directors and executive officers at the completion of this offering, providing for procedures for indemnification by us to the fullest extent permitted by law and advancements by us of certain expenses and costs relating to claims, suits or proceedings arising from their service to us or, at our request, service to other entities, as officers or directors.

•

We intend to adopt our 2013 Incentive Award Plan, under which we may grant cash or equity incentive awards to our directors, officers, employees and consultants. See “Executive Compensation—2013 Incentive Award Plan.”

Conflicts of Interest

Following the completion of this offering, conflicts of interest may arise between the holders of common units and our stockholders with respect to certain transactions. In particular, the consummation of certain business combinations, the sale of any properties or a reduction of indebtedness could have adverse tax consequences to holders of common units, which would make those transactions less desirable to certain holders of such common units.

Certain of our directors and executive officers own interests, directly or indirectly, in the ownership entities that own the properties included in our initial portfolio and that we will acquire in the formation transactions and as such have interests in the contribution and/or merger agreements that we will enter into with the Rexford Funds and the management companies, as applicable. In addition, we expect that certain of our executive officers will enter into employment agreements with us. We may choose not to enforce, or to enforce less vigorously, our rights under these agreements because of our desire to maintain our ongoing relationships with members of our senior management or our board of directors and their affiliates, with possible negative impact on stockholders. Moreover, these agreements were not negotiated at arm’s length and in the course of structuring the formation transactions, certain of our directors and executive officers had the ability to influence the types and level of benefits that they will receive from us under these agreements.

Messrs. Ziman, Schwimmer and Frankel have entered into a representation, warranty and indemnity agreement with us, pursuant to which they made certain representations and warranties to us regarding the entities and assets being acquired in the formation transactions and agreed to indemnify us and our operating partnership for breaches of such representations and warranties for one year after the completion of this offering. For purposes of satisfying any indemnification claims, Messrs. Ziman, Schwimmer and Frankel will deposit into escrow shares of our common stock and common units with an aggregate value equal to ten percent of the consideration payable to Messrs. Ziman, Schwimmer and Frankel in the formation transactions. Messrs. Ziman, Schwimmer and Frankel have no obligation to increase the amount of common stock and/or common units in the escrow in the event the trading price of our common stock declines below the initial public offering price. Any and all amounts remaining in the escrow one year from the completion of the formation transactions will be distributed to Messrs. Ziman, Schwimmer and Frankel to the extent that indemnity claims have not been made against such amounts. This indemnification is subject to a one-time aggregate deductible equal to one percent of the consideration payable to Messrs. Ziman, Schwimmer and Frankel in the formation transactions and a cap equal to the value of the consideration deposited in the escrow. Other than Messrs. Ziman, Schwimmer and Frankel, none of the prior investors or the entities that we are acquiring in the formation transactions will provide us with any indemnification. We may choose not to enforce, or to enforce less vigorously, our rights under this agreement due to our ongoing relationship with Messrs. Ziman, Schwimmer and Frankel.

In addition, pursuant to a Tax Matters Agreement, our operating partnership has agreed to indemnify certain limited partners of our operating partnership, including certain of our directors and executive officers, against adverse tax consequences to them in the event that we sell, exchange or otherwise dispose of any interest in certain specified properties in a taxable transaction prior to the seventh anniversary of the completion of the formation transactions. It is anticipated that the total amount of protected built-in gain on the protected properties will be approximately $38.9 million. Furthermore, our operating partnership will also be required to indemnify certain limited partners of our operating partnership against any resulting taxes to them if we fail to offer them an opportunity to guarantee, in the aggregate, up to approximately $19 million of certain of our outstanding indebtedness during the period ending on the twelfth anniversary of the completion of the formation transactions or if we fail to use commercially reasonable efforts to provide such debt guarantee opportunities to such continuing limited partners following such time period. Subject to certain exceptions and limitations, such indemnification rights will terminate for any protected partner that sells, exchanges or otherwise disposes of more than 50% of his or her common units.

Prior to the formation transactions, the services company and RI, LLC provided management services to the Rexford Funds. As part of the formation transactions, the services company and RI, LLC will become wholly owned subsidiaries of our operating partnership. Mr. Schwimmer owns interests in 19 properties representing approximately 1.0 million square feet that are not part of the Rexford Funds portfolio. Mr. Schwimmer’s investments in these properties are more than a decade old and pre-date the formation of the Rexford Funds. Mr. Schwimmer is the general partner, or co-general partner, of each of the entities that owns these properties. These properties are currently managed by RI, LLC, and will be managed by our services company after completion of this offering. In 2013, these property management agreements are expected to generate revenues of approximately $117,000 for the services company. In addition, three of these properties are held as tenancies-in-common with other parties, and are subject to tenancy-in-common agreements, which appoint RI, LLC as manager of the properties, in charge of providing day-to-day business operations and leasing services, in return for a property management fee. Following the completion of this offering, the services company and RI, LLC will continue to provide management services to these properties. Conflicts of interest may exist or could arise in the future in connection with considering whether to extend, terminate or re-negotiate these property management agreements.

Mr. Ziman currently serves as chairman of the board of directors of AVP Advisors, LLC and AVP Capital, LLC (“AVP”), a position he has held since June 2006. In connection with his AVP board service, Mr. Ziman has been involved in significant business matters of AVP, including raising $500 million for a fund investing in third-party real estate investment funds targeting investments in a range of property types across a diverse range of U.S. property markets. AVP has deployed its capital and is not currently investing additional capital. Conflicts of interest may exist or could arise in the future as a result of Mr. Ziman’s service on the board of AVP.

We have not obtained any third-party appraisals of the properties and other assets to be acquired by us from the Rexford Funds and the management companies in connection with the formation transactions. As a result, the price to be paid by us to the prior investors for the acquisition of the properties and assets in the formation transactions may exceed the fair market value of those properties and assets.

Conflicts of interest may exist or could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any partner thereof, on the other. Our directors and officers have duties to our company under Maryland law in connection with their management of our company. At the same time, we, as the general partner of our operating partnership, have fiduciary duties and obligations to our operating partnership and its limited partners under Maryland law and the partnership agreement of our operating partnership in connection with the management of our operating partnership. Our fiduciary duties and obligations as the general partner of our operating partnership may come into conflict with the duties of our directors and officers to our company. We have adopted policies that are designed to eliminate or minimize certain potential conflicts of interests, and the limited partners of our operating partnership have agreed that, in the event of a conflict between the interests of us or our stockholders and the interests of our operating partnership or any of its limited partners, we may give priority to the separate interests of our company or our stockholders, including with respect to tax consequences to limited partners, assignees or our stockholders. See “Policies With Respect to Certain Activities—Conflict of Interest Policy” and “Description of the Partnership Agreement of Rexford Industrial Realty, L.P.”

Tax Status

We intend to elect to be taxed and to operate in a manner that will allow us to qualify as a REIT for federal income tax purposes commencing with our taxable year ending December 31, 2013. We believe that our organization and proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT. To maintain REIT qualification, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute at least 90% of our taxable income to our stockholders. As a REIT, we generally will not be subject to federal income tax on our taxable income we currently distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax at regular corporate rates. Even if we qualify for taxation as a REIT, we may be subject to some federal, state and local taxes on our income or property. In addition, the income of any taxable REIT subsidiary that we own will be subject to taxation at regular corporate rates. See “U.S. Federal Income Tax Considerations.”

Distribution Policy

We are a newly formed company that has not commenced operations, and as a result, we have not paid any distributions as of the date of this prospectus. U.S. federal income tax laws generally require that a REIT distribute annually at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gains. To satisfy the requirements to qualify as a REIT and generally not be subject to U.S. federal income tax, we intend to make quarterly distributions of all or substantially all of our REIT taxable income, determined without regard to the deduction for dividends paid, to holders of our common stock out of assets legally available therefor. We intend to pay a pro rata initial distribution with respect to the period commencing on the completion of this offering and ending at the last day of the then-current fiscal quarter, based on a distribution of $0.123 per share for a full quarter. On an annualized basis, this would be $0.49 per share, or an annual distribution rate of approximately 3.5% based on the initial public offering price. We estimate this initial annual distribution rate will represent approximately 82.0% of estimated cash available for distribution to our common stockholders for the 12 months ending March 31, 2014. We intend to maintain our initial distribution rate for the 12-month period following completion of this offering unless our actual results of operations, economic conditions or other factors differ materially from the assumptions used in our estimate. These distributions and any future distributions we make will be at the discretion of our board of directors and will depend upon our earnings and financial condition, maintenance of REIT qualification, applicable restrictions contained in the Maryland General Corporation Law (“MGCL”) and such other factors as our board may determine in its sole discretion. We anticipate that our estimated cash available for distribution will exceed the annual distribution requirements applicable to REITs. However, under some circumstances, we may be required to pay distributions in excess of cash available for distribution in order to meet these distribution requirements and may need to use the proceeds from future equity and debt offerings, sell assets or borrow funds to make some distributions. We have no intention to use the net proceeds of this offering to make distributions nor do we intend to make distributions using shares of common stock. We cannot assure you that our distribution policy will not change in the future.

Restrictions on Transfer

Under our partnership agreement, holders of common units do not have redemption or exchange rights, except under limited circumstances, and may not otherwise transfer their common units, except under certain limited circumstances, for a period of 14 months from the later of completion of this offering or the date on which a person first became a holder of common units. After the expiration of this 14-month period, transfers of common units by limited partners and their assignees are subject to various conditions, including our right of first refusal, described under “Description of the Partnership Agreement of Rexford Industrial Realty, L.P.—Transfers and Withdrawals.” In addition, each of our executive officers, directors and director nominees and their affiliates has agreed not to sell or otherwise transfer or encumber any shares of our common stock or securities convertible or exchangeable into our common stock (including common units) owned by them at the completion of this offering or thereafter acquired by them for a period of 360 days after the date of this prospectus without the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Securities, LLC and FBR Capital Markets & Co. We and the other participants in the formation transactions and the concurrent private placement have agreed not to sell or otherwise transfer or encumber any shares of our common stock or securities convertible or exchangeable into our common stock (including common units) owned by them at the completion of this offering or thereafter acquired by them for a period of 180 days after the date of this prospectus without the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Securities, LLC and FBR Capital Markets & Co.

Restrictions on Ownership

Due to limitations on the concentration of ownership of REIT stock imposed by the Code, our charter generally prohibits any person from actually, beneficially or constructively owning more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock or more than 9.8% in value of the aggregate outstanding shares of all classes and series of our stock. We refer to these restrictions as the “ownership limits.” Our charter permits our board of directors, in its sole and absolute discretion, to exempt a person, prospectively or retroactively, from one or both of the ownership limits if, among other conditions, the person’s ownership of our stock in excess of the ownership limits could not cause us to fail to qualify as a REIT.

Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Although these exemptions will be available to us, they will not have a material impact on our public reporting and disclosure.

We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier. We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year during which our total annual revenues equal or exceed $1.0 billion (subject to adjustment for inflation), (ii) the last day of the fiscal year following the fifth anniversary of our initial public offering, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt, or (iv) the date on which we are deemed a “large accelerated filer” under the Exchange Act.

Under the JOBS Act, emerging growth companies can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. However, we are choosing to “opt out” of such extended transition period and, as a result, we will comply with any such new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

The Offering

Common stock offered by us	16,000,000 shares of common stock (plus up to an additional 2,400,000 shares of common stock that we may issue and sell upon the exercise of the underwriters’ over-allotment option).

Common stock and common units to be outstanding after completion of the formation transactions, the concurrent private placement and this offering	25,239,339 shares of common stock and 3,714,419 units(1)(2)(3)(4)

Use of proceeds	We estimate that the net proceeds we will receive from the sale of shares of our common stock in this offering will be approximately $201.8 million (or approximately $233.1 million if the underwriters exercise their over-allotment option in full), in each case assuming a public offering price of $14.00 per share, which is the mid-point of the price range set forth on the front cover of this prospectus. In addition, we expect the net proceeds of the concurrent private placement will be approximately $47.0 million, resulting in total net proceeds of $248.8 million. We will contribute the net proceeds we receive from this offering and the concurrent private placement to our operating partnership in exchange for common units in our operating partnership.

We expect our operating partnership will use the net proceeds from this offering and the concurrent private placement, together with the proceeds from a new approximately $60 million term loan, borrowings under our proposed revolving credit facility and contributions to our operating partnership of approximately $2.0 million of cash working capital in connection with the formation transactions, as described below:

•	approximately $301.6 million to repay in full certain outstanding indebtedness, and approximately $2.8 million to pay related prepayment costs, exit fees and unpaid extension fees;

•	approximately $1.5 million to pay fees associated with our proposed revolving credit facility and the new term loan;

•	approximately $6.5 million to fund the excess working capital distribution;

•	$0.7 million to pay non-accredited investors in connection with the formation transactions;

•	approximately $0.6 million to pay transfer taxes and fees associated with the contribution of our properties to us; and

•	the remaining amounts to acquire and manage industrial properties and for general corporate purposes.

Prior to the full deployment of the net proceeds as described above, we intend to invest the undeployed net proceeds in interest-bearing short-term investment grade securities or money-market accounts that are consistent with our intention to qualify as a REIT, including, for example, government and government agency certificates, certificates of deposit and interest-bearing bank deposits. We expect that these initial investments will provide a lower net return than we expect to receive from investments in industrial properties. If the underwriters exercise their over-allotment option in full, we expect to use the additional $31.2 million of net proceeds for general corporate purposes. See “Use of Proceeds” and “Business—Description of Certain Debt.”

Risk Factors	Investing in our common stock involves a high degree of risk. You should carefully read and consider the information set forth under the heading “Risk Factors” beginning on page 31 and the other information included in this prospectus before investing in our common stock.

Proposed New York Stock Exchange symbol	“REXR”

(1)	Assumes the underwriters’ over-allotment option to purchase up to an additional 2,400,000 shares of common stock is not exercised.
(2)	Includes 3,358,311 shares of our common stock issuable pursuant to the concurrent private placement and 4,957,099 shares of common stock issuable to prior investors in the formation transactions.
(3)	Does not include 1,348,760 shares of our common stock or LTIP units reserved for issuance under our 2013 Incentive Award Plan following the grant of equity awards upon the completion of this offering. Includes 923,929 shares of common stock issuable pursuant to awards to be granted under our 2013 Incentive Award Plan to our directors, executive officers and non-executive employees upon completion of this offering. See “Executive Compensation—2013 Incentive Award Plan” for additional information.
(4)	Represents common units held by limited partners (other than common units held by our company) expected to be outstanding following completion of our formation transactions.

Summary Financial Information

The following table sets forth selected financial and operating data on (i) a pro forma basis for our company and (ii) a historical basis for “Rexford Industrial Realty, Inc. Predecessor.” Rexford Industrial Realty, Inc. Predecessor consists of RI, LLC, Sponsor, Fund V REIT and their consolidated subsidiaries, which consist of one limited partnership and four limited liability companies and their subsidiaries. Each of the entities comprising Rexford Industrial Realty, Inc. Predecessor is owned, managed, and controlled (individually or jointly as discussed in more detail elsewhere in the prospectus) by our predecessor principals. As such, we have combined these entities on the basis of common ownership and common management. Upon completion of our formation transactions, the concurrent private placement and this offering, we will acquire the interests in 61 industrial properties owned directly or indirectly by Rexford Industrial Realty, Inc. Predecessor, including two properties that we currently have under contract to purchase.

We have not presented historical information for Rexford Industrial Realty, Inc. because we have not had any corporate activity since our formation and because we believe that a discussion of the results of Rexford Industrial Realty, Inc. would not be meaningful.

You should read the following summary financial and operating data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” our unaudited pro forma consolidated financial statements and related notes, and the historical combined financial statements and related notes of Rexford Industrial Realty, Inc. Predecessor included elsewhere in the prospectus.

The unaudited pro forma condensed consolidated balance sheet data is presented as if our formation transactions, the concurrent private placement and this offering had occurred on March 31, 2013, and the unaudited pro forma statements of operations and other data for the three months ended March 31, 2013 and the year ended December 31, 2012, is presented as if our formation transactions, the concurrent private placement and this offering had occurred on January 1, 2012. The unaudited pro forma condensed consolidated financial statements include the effects of the contribution of the entities that comprise Rexford Industrial Realty, Inc. Predecessor, including (i) RI, LLC and its consolidated subsidiaries, (ii) Sponsor and Fund V REIT and their consolidated subsidiaries and (iii) other contributions or acquisitions of non-predecessor entities. The contribution of Sponsor and Fund V REIT and their consolidated subsidiaries and the other contributions or acquisitions of non-predecessor entities has been accounted for using the acquisition method of accounting as discussed in more detail elsewhere in the prospectus. The pro forma financial information is not necessarily indicative of what our actual financial condition would have been as of March 31, 2013 or what our actual results of operations would have been assuming our formation transactions, the concurrent private placement and this offering had been completed as of January 1, 2012, nor does it purport to represent our future financial position or results of operations.

The unaudited summary historical combined balance sheet information as of March 31, 2013 and statement of operations data for the three months ended March 31, 2013 and 2012 have been derived from the unaudited combined financial statements of Rexford Industrial Realty, Inc. Predecessor included elsewhere in this prospectus. The summary historical combined balance sheet information as of December 31, 2012 and 2011, and the historical combined statement of operations data for the years ended December 31, 2012 and 2011 have been derived from the combined financial statements of Rexford Industrial Realty, Inc. Predecessor, which were audited by Ernst & Young LLP, independent registered public accountants, and are included elsewhere in this prospectus.

	Three Months Ended March 31,			Year Ended December 31,
	Company Pro Forma Consolidated	Rexford Predecessor Historical Combined		Company Pro Forma Consolidated	Rexford Predecessor Historical Combined
	2013	2013	2012	2012	2012	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(In Thousands)			(In Thousands)
Statement of Operations Data:
Revenue
Rental revenues	$9,592	$7,902	$7,039	$35,500	$28,586	$23,696
Tenant reimbursements	1,095	904	789	4,085	3,262	2,438
Management, leasing and development services	261	261	64	519	519	316
Other income	119	118	17	115	124	149

Total rental revenues	11,067	9,185	7,909	40,219	32,491	26,599
Interest income	248	311	337	1,011	1,577	1,578

Total revenues	11,315	9,496	8,246	41,230	34,068	28,177

Expenses
Property expenses	2,801	2,171	1,987	10,734	8,328	6,865
General and administrative	2,040	1,153	983	8,683	5,146	3,729
Depreciation and amortization	7,273	3,208	3,526	17,822	12,727	9,874
Other property expenses	349	341	276	1,324	1,302	1,030

Total operating expenses	12,463	6,873	6,772	38,563	27,503	21,498
Other (income) expense
Acquisition expenses	—	93	68	—	599	1,022
Interest expense	939	3,906	4,209	3,754	17,452	17,970
Gain on mark-to-market interest rate swaps	—	(49)	(612)	—	(2,361)	(4,185)

Total other (income) expense	939	3,950	3,665	3,754	15,690	14,807

Total expenses	13,402	10,823	10,437	42,317	43,193	36,305

	Three Months Ended March 31,			Year Ended December 31,
	Company Pro Forma Consolidated	Rexford Predecessor Historical Combined		Company Pro Forma Consolidated	Rexford Predecessor Historical Combined
	2013	2013	2012	2012	2012	2011
	(Unaudited)	(Unaudited) (In Thousands)	(Unaudited)	(Unaudited)	(In Thousands)
Equity in income (loss) of unconsolidated real estate entities	61	(212)	57	(105)	122	185
Gain from early repayment of note receivable	—	1,365	—	—	—	—
Loss on extinguishment of debt	—	(37)	—	—	—	—

Net income (loss) from continuing operations	(2,026)	(211)	(2,134)	(1,192)	(9,003)	(7,943)

Discontinued operations
Income (loss) from discontinued operations before gains (losses) on settlement of debt and sale of real estate	—	64	34	—	(9)	(897)
Loss on extinguishment of debt		(209)	—		—	—
Gain on sale of real estate	—	2,409	—	—	55	2,503

Income from discontinued operations	—	2,264	34	—	46	1,606

Net income (loss)	$(2,026)	$2,053	$(2,100)	$(1,192)	$(8,957)	$(6,337)

Balance Sheet Data
(End of Period):
Rental property, before accumulated depreciation	$466,217	$383,944			$383,316	$358,995
Rental property, after accumulated depreciation	$418,867	$324,196			$326,139	$311,734
Total assets	$456,549	$420,390			$420,496	$383,215
Notes payable	$129,290	$313,118			$308,991	$297,000
Total liabilities	$138,340	$325,483			$324,248	$315,535
Total equity	$318,209	$94,907			$96,248	$67,680
Other Data:
NOI(1)	$7,917	$6,673	$5,646	$28,161	$22,861	$18,704
EBITDA(1)	$6,186	$9,167	$5,635	$20,384	$21,222	$21,507
FFO(1)	$5,344	$3,646	$1,596	$16,896	$4,614	$1,973

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more detailed explanations of NOI, EBITDA and FFO, and reconciliations of NOI, EBITDA and FFO to net income computed in accordance with GAAP.

RISK FACTORS

An investment in our common stock involves risks. In addition to other information in this prospectus, you should carefully consider the following risks before investing in our common stock. The occurrence of any of the following risks could materially and adversely affect our business, prospects, financial condition, results of operations and our ability to make cash distributions to our stockholders, which could cause you to lose all or a significant portion of your investment in our common stock. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and Operations

Our portfolio of properties is concentrated in the industrial real estate sector, and our business would be adversely affected by an economic downturn in that sector.

Our properties are concentrated in the industrial real estate sector. This concentration may expose us to the risk of economic downturns in this sector to a greater extent than if our business activities included a more significant portion of other sectors of the real estate industry. This concentration risk could adversely affect our results of operations, cash flows and our ability to pay distributions on, and the per share trading price of, our common stock.

Our portfolio of properties is dependent upon regional and local economic conditions and is geographically concentrated in Southern California infill markets, which causes us to be especially susceptible to adverse developments in those markets.

Substantially all of our properties (60 out of the total 61) are located in Southern California, which exposes us to greater economic risks than if we owned a more geographically diverse portfolio. We are particularly susceptible to adverse economic or other conditions in Southern California (such as periods of economic slowdown or recession, business layoffs or downsizing, industry slowdowns, relocations of businesses, increases in real estate and other taxes and the cost of complying with governmental regulations or increased regulation), as well as to natural disasters that occur in this market (such as earthquakes, wild fires and other events). The Southern California market has experienced downturns within recent years. A further downturn in the Southern California economy could impact our tenants’ ability to continue to meet its rental obligations or otherwise adversely affect the size of our tenant base, which could materially adversely affect our operations and our revenue and cash available for distribution, including cash available to pay distributions to our stockholders. We cannot assure you that the Southern California market will grow or that underlying real estate fundamentals will be favorable to owners and operators of industrial properties. Our operations may also be affected if competing properties are built in the Southern California market. In addition, the State of California continues to suffer from severe budgetary constraints and is regarded as more litigious and more highly regulated and taxed than many other states, all of which may reduce demand for industrial space in California and may make it more costly to operate our business. Any adverse economic or real estate developments in the Southern California market, or any decrease in demand for industrial space resulting from the regulatory environment, business climate or energy or fiscal problems, could adversely impact our financial condition, results of operations, cash flow, our ability to satisfy our debt service obligations and our ability to pay distributions to our stockholders.

Our properties are concentrated in certain industries that make us susceptible to adverse events with respect to those industries.

Our properties are concentrated in certain industries, which, as of March 31, 2013, included the following (and accounted for the percentage of our total annualized rent indicated): Wholesale/Retail (11.6%); Business Services (9.3%); and Light Manufacturing (8.4%). Any downturn in one or more of these industries, or in any other industry in which we may have a significant concentration now or in the future, could adversely affect our tenants who are involved in such industries. If any of these tenants is unable to withstand such downturn or is otherwise unable to compete effectively in its business, it may be forced to declare bankruptcy, fail to meet its rental obligations, seek rental concessions or be unable to enter into new leases, which could materially and adversely affect us.

We expect to have approximately $129.3 million of indebtedness outstanding following this offering, which may expose us to the risk of default under our debt obligations.

Upon completion of this offering, we anticipate that our total consolidated indebtedness will consist of approximately $129.3 million of indebtedness, including approximately $21.2 million outstanding under our proposed revolving credit facility,(1) $60.0 million in principal amount of mortgage debt under our new term loan, and approximately $48.1 million in principal amount of mortgage debt that we will assume as part of the formation transactions. Additionally, we will have approximately $6.2 million of secured indebtedness allocable to our 15% joint venture interest in the three properties owned indirectly by the JV (as further described in this section below). A substantial portion of this indebtedness will be guaranteed by our operating partnership. We may incur significant additional debt to finance future acquisition and development activities.

Payments of principal and interest on borrowings may leave us with insufficient cash resources to operate our properties or to pay the dividends currently contemplated or necessary to maintain our REIT qualification. Our level of debt and the limitations imposed on us by our debt agreements could have significant adverse consequences, including the following:

•	our cash flow may be insufficient to meet our required principal and interest payments;

•	we may be unable to borrow additional funds as needed or on favorable terms, which could, among other things, adversely affect our ability to meet operational needs;

•	we may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;

•	we may be forced to dispose of one or more of our properties, possibly on unfavorable terms or in violation of certain covenants to which we may be subject;

•	we may violate restrictive covenants in our loan documents, which would entitle the lenders to accelerate our debt obligations; and

•	our default under any loan with cross default provisions could result in a default on other indebtedness.

If any one of these events were to occur, our financial condition, results of operations, cash flows and our ability to pay distributions on, and the per share trading price of, our common stock could be adversely affected. Furthermore, foreclosures could create taxable income without accompanying cash proceeds, which could hinder our ability to meet the REIT distribution requirements imposed by the Code. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Consolidated Indebtedness to be Outstanding After this Offering.”

We may be unable to renew leases, lease vacant space or re-lease space as leases expire.

As of March 31, 2013, leases representing 16.3% and 23.9% of the rentable square footage of the properties in our initial portfolio will expire in the remainder of 2013 and 2014 respectively, and an additional

(1)	Assumes borrowings of approximately $7.0 million we expect to borrow under our proposed revolving credit facility at the completion of this offering and an additional $14.2 million which we expect to borrow under our proposed revolving credit facility to acquire 8101-8117 Orion Avenue and 18310-18330 Oxnard Street shortly following the completion of this offering.

10.6% of the rentable square footage of the properties in our initial portfolio was available (taking into account leases signed as of March 31, 2013 that had not yet commenced on that date). We cannot assure you that our leases will be renewed or that our properties will be re-leased at rental rates equal to or above the current average rental rates or that we will not offer substantial rent abatements, tenant improvements, early termination rights or below-market renewal options to attract new tenants or retain existing tenants. If the rental rates for our properties decrease, or if our existing tenants do not renew their leases or we do not re-lease a significant portion of our available space and space for which leases will expire, our financial condition, results of operations, cash flows and our ability to pay distributions on, and the per share trading price of, our common stock could be adversely affected.

We may be unable to identify and complete acquisitions of properties that meet our criteria, which may impede our growth.

Our business strategy involves the acquisition of industrial properties meeting certain investment criteria in our target markets. These activities require us to identify suitable acquisition candidates or investment opportunities that meet our criteria and are compatible with our growth strategies. We may be unable to acquire properties identified as potential acquisition opportunities. Our ability to acquire properties on favorable terms, or at all, may expose us to the following significant risks:

•	we may incur significant costs and divert management attention in connection with evaluating and negotiating potential acquisitions, including ones that we are subsequently unable to complete;

•	even if we enter into agreements for the acquisition of properties, these agreements are subject to conditions to closing, which we may be unable to satisfy; and

•	we may be unable to finance any given acquisition on favorable terms or at all.

If we are unable to finance property acquisitions or acquire properties on favorable terms, or at all, our financial condition, results of operations, cash flows and our ability to pay distributions on, and the per share trading price of, our common stock could be adversely affected. In addition, failure to identify or complete acquisitions of suitable properties could slow our growth.

Our acquisition activities may pose risks that could harm our business.

As a result of our acquisitions, we may be required to incur debt and expenditures and issue additional common stock or common units to pay for the acquired properties. These acquisitions may dilute our stockholders’ ownership interest, delay or prevent our profitability and may also expose us to risks such as:

•

the possibility that we may not be able to successfully integrate acquired properties into our existing portfolio or achieve the level of quality with respect to such properties to which tenants of our existing properties are accustomed;

•	the possibility that senior management may be required to spend considerable time negotiating agreements and integrating acquired properties, diverting their attention from our other objectives;

•	the possibility that we may overpay for a property;

•	the possible loss or reduction in value of acquired properties; and

•

the possibility of pre-existing undisclosed liabilities regarding acquired properties, including environmental or asbestos liability, for which our insurance may be insufficient or for which we may be unable to secure insurance coverage.

We cannot assure you that the price for any future acquisitions will be similar to prior acquisitions. If our revenue does not keep pace with these potential acquisition and expansion costs, we may incur net losses. There is no assurance that we will successfully overcome these risks or other problems encountered with acquisitions.

We may obtain limited or no warranties when we purchase a property, which increases the risk that we may lose invested capital in or rental income from such property.

The seller of a property will often sell such property in its “as is” condition on a “where is” basis and “with all faults,” without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase agreements may contain only limited warranties, representations and indemnifications that will only survive for a limited period after the closing. Also, many sellers of real estate are single-purpose entities without any other significant assets. The purchase of properties with limited warranties or from undercapitalized sellers increases the risk that we may lose some or all of our invested capital in the property as well as the loss of rental income from such property.

We may be subject to litigation or threatened litigation, which may divert management time and attention, require us to pay damages and expenses or restrict the operation of our business.

We may be subject to litigation or threatened litigation, including existing claims relating to the entities that own the properties and operate the businesses described in this prospectus and otherwise in the ordinary course of business. In particular, we are subject to the risk of complaints by our tenants involving premises liability claims and alleged violations of landlord-tenant laws, which may give rise to litigation or governmental investigations, as well as claims and litigation relating to real estate rights or uses of our properties. Some of these claims may result in significant defense costs and potentially significant judgments against us, some of which are not, or cannot be, insured against. Additionally, whether or not any dispute actually proceeds to litigation, we may be required to devote significant management time and attention to its successful resolution (through litigation, settlement or otherwise), which would detract from our management’s ability to focus on our business. Any such resolution could involve the payment of damages or expenses by us, which may be significant, or involve our agreement with terms that restrict the operation of our business. We generally intend to vigorously defend ourselves; however, we cannot be certain of the ultimate outcomes of currently asserted claims or of those that may arise in the future. Resolution of these types of matters against us may result in our having to pay significant fines, judgments, or settlements, which, if uninsured, or if the fines, judgments, and settlements exceed insured levels, could adversely impact our earnings and cash flows, thereby having an adverse effect on our financial condition, results of operations, cash flows and our ability to pay distributions on, and the per share trading price of, our common stock. Certain litigation or the resolution of certain litigation may affect the availability or cost of some of our insurance coverage and could expose us to increased risks that would be uninsured, and/or adversely impact our ability to attract officers and directors, which could adversely impact our results of operations, cash flows and our ability to pay distributions on, and the value of, our common stock.

We face significant competition for acquisitions of real properties, which may reduce the number of acquisition opportunities available to us and increase the costs of these acquisitions.

The current market for acquisitions of industrial properties in Southern California continues to be extremely competitive. This competition may increase the demand for our target properties and, therefore, reduce the number of suitable acquisition opportunities available to us and increase the prices paid for such acquisition properties. We also face significant competition for attractive acquisition opportunities from an indeterminate number of investors, including publicly traded and privately held REITs, private equity investors and institutional investment funds, some of which have greater financial resources than we do, a greater ability to borrow funds to acquire properties and the ability to accept more risk than we can prudently manage, including risks with respect to the geographic proximity of investments and the payment of higher acquisition prices. This competition will increase if investments in real estate become more attractive relative to other forms of investment. Competition for investments may reduce the number of suitable investment opportunities available to us and may have the effect of increasing prices paid for such acquisition properties and/or reducing the rents we can charge and, as a result, adversely affecting our operating results.

We may be unable to source “limited marketing” deal flow in the future.

As of March 31, 2013, approximately half of the acquisitions by deal count completed by our predecessor business since inception, were acquired in off-market or lightly marketed transactions, which are transactions that are characterized by a lack of a formal marketing process and lack of widely disseminated marketing materials. We sometimes refer to these transactions as “limited marketing” transactions. Properties that are acquired by “limited marketing” transactions are typically more attractive to us as a purchaser because of the absence of a formal or extended marketing/bidding period, the presence of which could lead to higher prices. If we cannot obtain “limited marketing” deal flow in the future, our ability to locate and acquire additional properties at attractive prices may be adversely affected.

Our future acquisitions may not yield the returns we expect.

Our future acquisitions and our ability to successfully operate the properties we acquire in such acquisitions may be exposed to the following significant risks:

•	even if we are able to acquire a desired property, competition from other potential acquirers may significantly increase the purchase price;

•	we may acquire properties that are not accretive to our results upon acquisition, and we may not successfully manage and lease those properties to meet our expectations;

•	our cash flow may be insufficient to meet our required principal and interest payments;

•	we may spend more than budgeted amounts to make necessary improvements or renovations to acquired properties;

•

we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into our existing operations, and as a result our results of operations and financial condition could be adversely affected;

•	market conditions may result in higher than expected vacancy rates and lower than expected rental rates; and

•

we may acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities such as liabilities for clean-up of undisclosed environmental contamination, claims by tenants, vendors or other persons dealing with the former owners of the properties, liabilities incurred in the ordinary course of business and claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the properties.

If we cannot operate acquired properties to meet our financial expectations, our financial condition, results of operations, cash flows and our ability to pay distributions on, and the per share trading price of, our common stock could be adversely affected.

We may not be able to control our operating costs or our expenses may remain constant or increase, even if our revenues do not increase, causing our results of operations to be adversely affected.

Factors that may adversely affect our ability to control operating costs include the need to pay for insurance and other operating costs, including real estate taxes, which could increase over time, the need periodically to repair, renovate and re-lease space, the cost of compliance with governmental regulation, including zoning and tax laws, the potential for liability under applicable laws, interest rate levels and the availability of financing. If our operating costs increase as a result of any of the foregoing factors, our results of operations may be adversely affected.

The expense of owning and operating a property is not necessarily reduced when circumstances such as market factors and competition cause a reduction in income from the property. As a result, if revenues decline, we may not be able to reduce our expenses accordingly. Costs associated with real estate investments, such as real estate taxes, insurance, loan payments and maintenance, generally will not be reduced even if a property is not fully occupied or other circumstances cause our revenues to decrease. If we are unable to decrease operating costs when demand for our properties decreases and our revenues decline, our financial condition, results of operations and our ability to make distributions to our stockholders may be adversely affected.

High mortgage rates and/or unavailability of mortgage debt may make it difficult for us to finance or refinance properties, which could reduce the number of properties we can acquire, our net income and the amount of cash distributions we can make.

If mortgage debt is unavailable at reasonable rates, we may not be able to finance the purchase of properties. If we place mortgage debt on properties, we may be unable to refinance the properties when the loans become due, or to refinance on favorable terms. If interest rates are higher when we refinance our properties, our income could be reduced. If any of these events occur, our cash flow could be reduced. This, in turn, could reduce cash available for distribution to our stockholders and may hinder our ability to raise more capital by issuing more stock or by borrowing more money. In addition, to the extent we are unable to refinance the properties when the loans become due, we will have fewer debt guarantee opportunities available to offer under our Tax Matters Agreement. See “Certain Relationships and Related Transactions—Tax Matters Agreement.”

Mortgage and other secured debt obligations expose us to the possibility of foreclosure, which could result in the loss of our investment in a property or group of properties subject to mortgage debt.

Incurring mortgage and other secured debt obligations increases our risk of property losses because defaults on indebtedness secured by properties may result in foreclosure actions initiated by lenders and ultimately our loss of the property securing any loans for which we are in default. Any foreclosure on a mortgaged property or group of properties could adversely affect the overall value of our portfolio of properties. For tax purposes, a foreclosure on any of our properties that is subject to a nonrecourse mortgage loan would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds, which could hinder our ability to meet the REIT distribution requirements imposed by the Code.

Some of our financing arrangements involve balloon payment obligations, which may adversely affect our financial condition and our ability to make distributions.

Some of our financing arrangements require us to make a lump-sum or “balloon” payment at maturity. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Consolidated Indebtedness to be Outstanding After this Offering.” Our ability to satisfy a balloon payment at maturity is uncertain and may depend upon our ability to obtain additional financing or our ability to sell the property. At the time the balloon payment is due, we may or may not be able to refinance the existing financing on terms as favorable as the original loan or sell the property at a price sufficient to satisfy the balloon payment. The effect of a refinancing or sale could affect the rate of return to stockholders and the projected time of disposition of our assets. In addition, payments of principal and interest made to service our debts may leave us with insufficient cash to pay the distributions that we are required to pay to maintain our qualification as a REIT.

Some of our existing indebtedness contains, our proposed revolving credit facility and new term loan will contain, and any other future indebtedness we incur may contain, various covenants, and the failure to comply with those covenants could materially adversely affect our financial condition, results of operations, cash flows and ability to pay distributions on, and the per share trading price of, our common stock.

Some of our properties in redevelopment or acquisitions have been, and may in the future be, made by borrowing a portion of the purchase price or redevelopment cost of the properties and securing the loan with a mortgage on the property. Some of our loan documents contain, our proposed revolving credit facility and new term loan will contain, and any other future indebtedness we incur may contain, certain covenants, which, among other things, restrict our activities, including, as applicable, our ability to sell the underlying property without the consent of the holder of such indebtedness, to repay or defease such indebtedness or to engage in mergers or consolidations that result in a change in control of our company. We may also be subject to financial and operating covenants. Failure to comply with any of these covenants would likely result in a default under the applicable indebtedness that would permit the acceleration of amounts due thereunder and under other indebtedness and foreclosure of properties, if any, serving as collateral therefor.

Failure to hedge effectively against interest rate changes may adversely affect our financial condition, results of operations, cash flows and our ability to pay distributions on, and the per share trading price of, our common stock.

Subject to the rules related to maintaining our qualification as a REIT, we may enter into hedging transactions to protect us from the effects of interest rate fluctuations on floating rate debt. Our hedging transactions may include entering into interest rate cap agreements or interest rate swap agreements. These agreements involve risks, such as the risk that such arrangements would not be effective in reducing our exposure to interest rate changes or that a court could rule that such an agreement is not legally enforceable. In addition, interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates. Hedging could reduce the overall returns on our investments. Failure to hedge effectively against interest rate changes could materially adversely affect our financial condition, results of operations, cash flows and our ability to pay distributions on, and the per share trading price of, our common stock. In addition, while such agreements would be intended to lessen the impact of rising interest rates on us, they could also expose us to the risk that the other parties to the agreements would not perform, we could incur significant costs associated with the settlement of the agreements or that the underlying transactions could fail to qualify as highly effective cash flow hedges under Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 815, Derivatives and Hedging.

Our proposed revolving credit facility and new term loan will restrict our ability to engage in some business activities.

We anticipate that our proposed revolving credit facility will contain customary negative covenants and other financial and operating covenants that, among other things:

•	restrict our ability to incur additional indebtedness;

•	restrict our ability to make certain investments;

•	limit our ability to make capital expenditures;

•	restrict our ability to merge with another company;

•	restrict our ability to make distributions to stockholders; and

•	require us to maintain financial coverage ratios.

These limitations will restrict our ability to engage in some business activities, which could adversely affect our financial condition, results of operations, cash flows and our ability to pay distributions on, and the per share trading price of, our common stock. In addition, our proposed revolving credit facility and new term loan may contain specific cross-default provisions with respect to specified other indebtedness, giving the lenders the right to declare a default if we are in default under other loans in some circumstances.

Adverse economic and geopolitical conditions and dislocations in the credit markets could have a material adverse effect on our financial condition, results of operations, cash flows and our ability to pay distributions on, and the per share trading price of, our common stock.

Our business may be affected by market and economic challenges experienced by the U.S. economy or real estate industry as a whole, such as the dislocations in the credit markets and general global economic downturn caused by the financial crisis of 2008. These conditions, or similar conditions existing in the future, may adversely affect our financial condition, results of operations, cash flows and our ability to pay distributions on, and the per share trading price of, our common stock as a result of the following potential consequences, among others:

•	decreased demand for industrial space, which would cause market rental rates and property values to be negatively impacted;

•

reduced values of our properties may limit our ability to dispose of assets at attractive prices, or at all, or to obtain debt financing secured by our properties and may reduce the availability of unsecured loans;

•

our ability to obtain financing on terms and conditions that we find acceptable, or at all, may be limited, which could reduce our ability to pursue acquisition and redevelopment opportunities and refinance existing debt, reduce our returns from our acquisition and redevelopment activities and increase our future interest expense; and

•

one or more lenders under our proposed revolving credit facility or our new term loan could refuse to fund their financing commitments to us or could fail and we may not be able to replace the financing commitment of any such lenders on favorable terms, or at all.

In addition, the economic downturn has adversely affected, and may continue to adversely affect, the businesses of many of our tenants. As a result, we may see increases in bankruptcies of our tenants and increased defaults by tenants, and we may experience higher vacancy rates and delays in re-leasing vacant space, which could negatively impact our business and results of operations.

We have no operating history as a publicly traded company and may not be able to successfully operate our business or generate sufficient cash flows to make or sustain distributions to our stockholders as a publicly traded company or maintain our qualification as a REIT.

We were organized in January 2013, and we will only commence operations upon completion of this offering. We have no operating history as a publicly traded company and may not be able to successfully operate our business or implement our operating policies and investment strategy as described in this prospectus. We cannot assure you that the past experience of our senior management team will be sufficient to successfully operate our company as a REIT or a publicly traded company, including the requirements to timely meet disclosure requirements of the SEC, and comply with the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act. Upon completion of this offering, we will be required to develop and implement control systems and procedures in order to qualify and maintain our qualification as a REIT, to satisfy our periodic and current reporting requirements under applicable SEC regulations, to comply with the requirements of the Sarbanes-Oxley Act and to comply with New York Stock Exchange, or NYSE, listing standards, and this transition could place a significant strain on our management systems, infrastructure and other resources. Failure to operate successfully as a publicly traded company, to develop and implement appropriate control systems and procedures in accordance with the Sarbanes-Oxley Act or maintain our qualification as a REIT would have an adverse effect on our financial condition, results of operations, cash flow and per share trading price of our common stock. See “—Risks Related to Our Status as a REIT—Failure to qualify or maintain our qualification as a REIT would have significant adverse consequences to us and the per share trading price of our common stock.” Furthermore, we may not be able to generate sufficient cash flows to pay our operating expenses, service any debt we may incur in the future and make distributions to our stockholders. Our ability to successfully operate our business and implement our operating policies and investment strategy will depend on many factors, including:

•	the availability of, and our ability to identify, attractive acquisition opportunities consistent with our investment strategy;

•	our ability to contain renovation, maintenance, marketing and other operating costs for our properties;

•	our ability to maintain high occupancy rates and target rent levels;

•	costs that are beyond our control, including title litigation, litigation with tenants, legal compliance, real estate taxes and insurance;

•	interest rate levels and volatility, such as the accessibility of short- and long-term financing on desirable terms; and

•	economic conditions in our target markets as well as the condition of the financial and real estate markets and the economy generally.

Upon completion of this offering, even though we will be an “emerging growth company” as defined in the JOBS Act and therefore may take advantage of various exemptions to public reporting requirements (see “—We are an ‘emerging growth company,’ and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors”), we will still be required to implement substantial control systems and procedures in order to maintain our qualification as a REIT, satisfy our periodic and current reporting requirements under applicable SEC regulations and comply with the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or Dodd Frank, and NYSE or other relevant listing standards. As a result, we will incur significant legal, accounting and other expenses that we have not previously incurred, particularly after we are no longer an “emerging growth company,” and our management and other personnel will need to devote a substantial amount of time to comply with these rules and regulations and establish the corporate infrastructure and control systems and procedures demanded of a publicly traded REIT. These costs and time commitments could be substantially more than we currently expect.

We face significant competition in the leasing market, which may decrease or prevent increases of the occupancy and rental rates of our properties.

We compete with numerous developers, owners and operators of real estate, many of which own properties similar to ours in the same submarkets in which our properties are located. If our competitors offer space at rental rates below current market rates, or below the rental rates we currently charge our tenants, we may lose existing or potential tenants and we may be pressured to reduce our rental rates below those we currently charge or to offer more substantial rent abatements, tenant improvements, early termination rights or below-market renewal options in order to retain tenants when our tenants’ leases expire. As a result, our financial condition, results of operations, cash flows and our ability to pay distributions on, and the value of, our common stock could be adversely affected.

We may be required to make rent or other concessions and/or significant capital expenditures to improve our properties in order to retain and attract tenants, causing our financial condition, results of operations, cash flows and our ability to pay distributions on, and the per share trading price of, our common stock to be adversely affected.

In order to attract and retain tenants, we may be required to make rent or other concessions to tenants, accommodate requests for renovations, build-to-suit remodeling and other improvements or provide additional services to our tenants. Additionally, when a tenant at one of our properties does not renew its lease or otherwise vacates its space, it is likely that, in order to attract one or more new tenants, we will be required to expend funds for improvements in the vacated space. As a result, we may have to make significant capital or other expenditures in order to retain tenants whose leases expire and to attract new tenants in sufficient numbers. Additionally, we may need to raise capital to make such expenditures. If we are unable to do so or if capital is otherwise unavailable, we may be unable to make the required expenditures. This could result in non-renewals by tenants upon expiration of their leases, which could have an adverse effect on our financial condition, results of operations, cash flows and our ability to pay distributions on, and the value of, our common stock.

A substantial majority of the leases at our initial properties are with tenants who have non-investment grade credit ratings, which may result in our leasing to tenants that are more likely to default in their obligations to us than an entity with an investment grade credit rating.

A substantial majority of the leases at our initial properties are with tenants who have non-investment grade credit ratings. The ability of a non-investment grade tenant to meet its obligations to us cannot be considered as well assured as that of an investment grade tenant. All of our tenants may face exposure to adverse business or economic conditions which could lead to an inability to meet their obligations to us. However, non-investment grade tenants may not have the financial capacity or liquidity to adapt to these conditions or may have less diversified businesses, which may exacerbate the effects of adverse conditions on their businesses. Moreover, the fact that so many of our tenants are not investment grade may cause investors or lenders to view our cash flows as less stable, which may increase our cost of capital, limit our financing options or adversely affect the trading price of our common stock.

The actual rents we receive for the properties in our portfolio may be less than our asking rents, and we may experience lease roll down from time to time.

As a result of various factors, including competitive pricing pressure in our submarkets, adverse conditions in the Southern California real estate market, a general economic downturn and a decline in the desirability of our properties compared to other properties in our submarkets, we may be unable to realize the asking rents for properties in our portfolio. In addition, the degree of discrepancy between our asking rents and the actual rents we are able to obtain may vary both from property to property and among different leased spaces within a single property. If we are unable to obtain rental rates comparable to our asking rents for properties in our portfolio, our ability to generate cash flow growth will be negatively impacted. In addition, depending on fluctuations in asking rental rates at any given time, from time to time rental rates for expiring leases in our portfolio may be higher than starting rental rates for new leases.

We may acquire properties or portfolios of properties through tax-deferred contribution transactions, which could result in stockholder dilution and limit our ability to sell such assets.

In the future we may acquire properties or portfolios of properties through tax-deferred contribution transactions in exchange for partnership interests in our operating partnership, which may result in stockholder dilution. This acquisition structure may have the effect of, among other things, reducing the amount of tax depreciation we are able to deduct over the tax life of the acquired properties, and may require that we agree to protect the contributors’ ability to defer recognition of taxable gain through restrictions on our ability to dispose of the acquired properties and/or the allocation of partnership debt to the contributors to maintain their tax bases. These restrictions limit our ability to sell an asset at a time, or on terms, that would be favorable absent such restrictions.

Our real estate development and re-development activities are subject to risks particular to development and re-development.

We may engage in development and redevelopment activities with respect to certain of our properties. To the extent that we do so, we will be subject to the following risks associated with such development and redevelopment activities:

•	unsuccessful development or redevelopment opportunities could result in direct expenses to us;

•	construction or redevelopment costs of a project may exceed original estimates, possibly making the project less profitable than originally estimated, or unprofitable;

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time required to complete the construction or redevelopment of a project or to lease up the completed project may be greater than originally anticipated, thereby adversely affecting our cash flow and liquidity;

•	contractor and subcontractor disputes, strikes, labor disputes or supply disruptions;

•	failure to achieve expected occupancy and/or rent levels within the projected time frame, if at all;

•	delays with respect to obtaining or the inability to obtain necessary zoning, occupancy, land use and other governmental permits, and changes in zoning and land use laws;

•	occupancy rates and rents of a completed project may not be sufficient to make the project profitable;

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our ability to dispose of properties developed or redeveloped with the intent to sell could be impacted by the ability of prospective buyers to obtain financing given the current state of the credit markets; and

•	the availability and pricing of financing to fund our development activities on favorable terms or at all.

These risks could result in substantial unanticipated delays or expenses and, under certain circumstances, could prevent completion of development or redevelopment activities once undertaken, any of which could have an adverse effect on our financial condition, results of operations, cash flows and our ability to pay distributions on, and the per share trading price of, our common stock.

Our success depends on key personnel whose continued service is not guaranteed, and the loss of one or more of our key personnel could adversely affect our ability to manage our business and to implement our growth strategies, or could create a negative perception in the capital markets.

Our continued success and our ability to manage anticipated future growth depend, in large part, upon the efforts of key personnel, particularly Messrs. Ziman, Schwimmer and Frankel, who have extensive market knowledge and relationships and exercise substantial influence over our operational, financing, acquisition and disposition activity.

Our ability to retain our senior management, particularly Messrs. Ziman, Schwimmer and Frankel, or to attract suitable replacements should any members of our senior management leave, is dependent on the competitive nature of the employment market. We have not obtained and do not expect to obtain key man life insurance on any of our key personnel. The loss of services of one or more members of our senior management team, or our inability to attract and retain highly qualified personnel, could adversely affect our business, diminish our investment opportunities and weaken our relationships with lenders, business partners, existing and prospective tenants and industry participants. Further, the loss of a member of our senior management team could be negatively perceived in the capital markets. Any of these developments could adversely affect our financial condition, results of operations, cash flows and our ability to pay distributions on, and the value of, our common stock.

Potential losses, including from adverse weather conditions and natural disasters, may not be covered by insurance.

We will carry commercial property, liability and terrorism coverage on all the properties in our initial portfolio under a blanket insurance policy, in addition to other coverages that may be appropriate for certain of our properties. We will select policy specifications and insured limits that we believe to be appropriate and adequate given the relative risk of loss, the cost of the coverage and industry practice. Some of our policies will be insured subject to limitations involving large deductibles or co-payments and policy limits that may not be sufficient to cover losses, which could affect certain of our properties that are located in areas particularly susceptible to natural disasters. In addition, we may discontinue terrorism or other insurance on some or all of our properties in the future if the cost of premiums for any such policies exceeds, in our judgment, the value of the coverage discounted for the risk of loss. We will not carry insurance for certain types of extraordinary losses, such as loss from riots, war, earthquakes and wildfires because such coverage may not be available or is cost prohibitive or available at a disproportionately high cost. As a result, we may incur significant costs in the event of loss from riots, war, earthquakes, wildfires and other uninsured losses.

If we or one or more of our tenants experiences a loss that is uninsured or that exceeds policy limits, we could lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged. Furthermore, we may not be able to obtain adequate insurance coverage at reasonable costs in the future as the costs associated with property and casualty renewals may be higher than anticipated.

Substantially all of the properties in our initial portfolio are located in areas that are prone to earthquake activity and we are not insured against such an event.

Substantially all of the properties in our initial portfolio are located in Southern California, an area that is prone to earthquake activity. We do not carry insurance for losses resulting from earthquakes because such coverage is not available, is cost prohibitive or is available at a disproportionately high cost. A severe earthquake in the Southern California region could result in uninsured damage to a substantial portion of our portfolio and significant reduction in our cash flow. We will continue to monitor third-party earthquake insurance pricing and conditions and may consider obtaining third-party coverage in the future if we deem it cost effective. However, until such time as we obtain such coverage, we would be required to bear all losses, including loss of invested capital and anticipated future cash flows, occurring at these properties as a result of an earthquake.

We may not be able to rebuild our existing properties to their existing specifications if we experience a substantial or comprehensive loss of such properties.

In the event that we experience a substantial or comprehensive loss of one of our properties, we may not be able to rebuild such property to its existing specifications. Further, reconstruction or improvement of such a property would likely require significant upgrades to meet zoning and building code requirements. Environmental and legal restrictions could also restrict the rebuilding of our properties.

Existing conditions at some of our properties may expose us to liability related to environmental matters.

Independent environmental consultants conducted a Phase I or similar environmental site assessment on most of our properties at the time of their acquisition or in connection with subsequent financings. Such Phase Is or similar environmental site assessments are limited in scope and may not include or identify all potential environmental liabilities or risks associated with the relevant properties. We have not obtained and do not intend to obtain new or updated Phase Is or similar environmental site assessments in connection with this offering and the formation transactions, which may expose us to liability related to unknown or unanticipated environmental matters. Unless required by applicable laws or regulations, we may not further investigate, remedy or ameliorate the liabilities disclosed in the existing Phase Is or similar environmental site assessments and this failure may expose us to liability in the future.

We may be unable to sell a property if or when we decide to do so.

We expect to hold the various real properties until such time as we decide that a sale or other disposition is appropriate. Our ability to dispose of properties on advantageous terms depends on factors beyond our control, including competition from other sellers and the availability of attractive financing for potential buyers of our properties. We cannot predict the various market conditions affecting the industrial real estate market which will exist at any particular time in the future. Due to the uncertainty of market conditions which may affect the future disposition of our properties, we cannot assure you that we will be able to sell our properties at a profit in the future, which could adversely affect our financial condition, results of operations, cash flows and our ability to pay distributions on, and the value of, our common stock.

Furthermore, we may be required to expend funds to correct defects or to make improvements before a property can be sold. We cannot assure you that we will have funds available to correct such defects or to make such improvements.

Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on co-venturers’ financial condition and disputes between us and our co-venturers.

We currently co-invest, and may co-invest in the future, with third parties through partnerships, joint ventures or other entities, acquiring non-controlling interests in or sharing responsibility for managing the affairs of a property, partnership, joint venture or other entity. In such event, we would not be in a position to exercise sole decision-making authority regarding the property, partnership, joint venture or other entity. Investments in partnerships, joint ventures or other entities may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners or co-venturers might become bankrupt or fail to fund their share of required capital contributions. Partners or co-venturers may have economic or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives, and they may have competing interests in our markets that could create conflict of interest issues. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the partner or co-venturer would have full control over the partnership or joint venture. In addition, prior consent of our joint venture partners may be required for a sale or transfer to a third party of our interests in the joint venture, which would restrict our ability to dispose of our interest in the joint venture. If we become a limited partner or non-managing member in any partnership or limited liability company and such entity takes or expects to take actions that could jeopardize our company’s status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. Disputes between us and partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort on our business. Consequently, actions by or disputes with partners or co-venturers might result in subjecting properties owned by the partnership or joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our third-party partners or co-venturers. Our joint ventures may be subject to debt and, in the current volatile credit market, the refinancing of such debt may require equity capital calls.

We currently hold a 15% interest in a joint venture (the “JV”) that indirectly owns three properties located in Ventura County, California. In addition to the general risks described above with respect to joint ventures, specifically with respect to the JV, at any time that less than two of Messrs. Ziman, Schwimmer and Frankel remain as executive officers with involvement in the day-to-day operations of our company and its subsidiaries, our joint venture partner may have the ability to remove us as a co-manager of the JV, offset against distributions to which we would otherwise be entitled, and/or force the sale of our 15% interest in the JV to our joint venture partner. Additionally, under the terms of our joint venture agreement with, until the earlier of (i) the sale of the Mission Oaks properties owned indirectly by the JV and (ii) the date upon which the property located at 3233 E. Mission Oaks Boulevard achieves 85% pre-leasing/leasing or occupancy (as applicable) for two consecutive calendar months, prior to purchasing, investing in or acquiring a direct or indirect interest in any debt or equity associated with any property located in Ventura County, California with industrial tenant space (or which is intended to have industrial tenant space) larger than 30,000 square feet and meets certain other investment criteria, we are obligated to offer our joint venture partner the opportunity to invest in such investment opportunity on substantially the same terms and conditions offered to us or our affiliates.

If we fail to implement and maintain an effective system of integrated internal controls, we may not be able to accurately report our financial results.

As a new publicly traded company, we will be required to comply with the applicable provisions of the Sarbanes-Oxley Act, which requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting and effective disclosure controls and procedures for making required filings with the SEC. Effective internal and disclosure controls are necessary for us to provide reliable financial reports and effectively prevent fraud and to operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed.

The process for designing and implementing an effective system of integrated internal controls is a continuous effort that requires significant resources and devotion of time. As part of the ongoing monitoring of internal controls required of publicly traded companies, we may discover material weaknesses in our internal controls. As a result of weaknesses that may be identified in our internal controls, we may also identify certain deficiencies in some of our disclosure controls and procedures that we believe require remediation. If we discover weaknesses, we will make efforts to improve our internal and disclosure controls. However, there is no assurance that we will be successful. In addition, as an “emerging growth company,” our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until the later of the year following our first annual report required to be filed with the SEC and the date we are no longer an “emerging growth company,” which may be up to a full five fiscal years following the offering.

Any failure to maintain effective controls or timely effect any necessary improvement of our internal and disclosure controls could harm operating results or cause us to fail to meet our reporting obligations, which could affect our ability to remain listed with the NYSE. Ineffective internal and disclosure controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the per share trading price of, our common stock.

Our growth depends on external sources of capital that are outside of our control and may not be available to us on commercially reasonable terms or at all.

In order to qualify and maintain our qualification as a REIT, we are required under the Code, among other things, to distribute annually at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain. In addition, we will be subject to income tax at regular corporate rates to the extent that we distribute less than 100% of our REIT taxable income (determined without regard to the deduction for dividends paid), including any net capital gains. Because of these distribution requirements, we may not be able to fund future capital needs, including any necessary acquisition financing, from operating cash flow. Consequently, we intend to rely on third-party sources to fund our capital needs. We may not be able to obtain such financing on favorable terms or at all and any additional debt we incur will increase our leverage and likelihood of default. Our access to third-party sources of capital depends, in part, on:

•	general market conditions;

•	the market’s perception of our growth potential;

•	our current debt levels;

•	our current and expected future earnings;

•	our cash flow and cash distributions; and

•	the market price per share of our common stock.

In recent years, the capital markets have been subject to significant disruptions. If we cannot obtain capital from third-party sources, we may not be able to acquire or develop properties when strategic opportunities exist, meet the capital and operating needs of our existing properties, satisfy our debt service obligations or make the cash distributions to our stockholders necessary to maintain our qualification as a REIT.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. We will remain an “emerging growth company” until the earliest to occur of:

•	the last day of the fiscal year during which our total annual revenue equals or exceeds $1 billion (subject to adjustment for inflation),

•	the last day of the fiscal year following the fifth anniversary of this offering,

•	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt, or

•	the date on which we are deemed to be a “large accelerated filer” under the Exchange Act.

We may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our per share trading price may be adversely affected and more volatile.

Risks Related to the Real Estate Industry

Our performance and value are subject to risks associated with real estate assets and the real estate industry.

Our ability to pay expected dividends to our stockholders depends on our ability to generate revenues in excess of expenses, scheduled principal payments on debt and capital expenditure requirements. Events and conditions generally applicable to owners and operators of real property that are beyond our control may decrease cash available for distribution and the value of our properties. These events include many of the risks set forth above under “—Risks Related to Our Business and Operations,” as well as the following:

•	local oversupply or reduction in demand for industrial space;

•	adverse changes in financial conditions of buyers, sellers and tenants of properties;

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vacancies or our inability to rent space on favorable terms, including possible market pressures to offer tenants rent abatements, tenant improvements, early termination rights or below-market renewal options, and the need to periodically repair, renovate and re-lease space;

•	increased operating costs, including insurance premiums, utilities, real estate taxes and state and local taxes;

•	civil unrest, acts of war, terrorist attacks and natural disasters, including earthquakes, floods and wildfires, which may result in uninsured or underinsured losses;

•	decreases in the underlying value of our real estate;

•	changing submarket demographics; and

•	changing traffic patterns.

In addition, periods of economic downturn or recession, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or an increased incidence of defaults under existing leases, which would adversely affect our financial condition, results of operations, cash flows and our ability to pay distributions on, and the per share trading price of, our common stock.

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties and harm our financial condition.

The real estate investments made, and to be made, by us are relatively difficult to sell quickly. As a result, our ability to promptly sell one or more properties in our portfolio in response to changing economic, financial and investment conditions is limited. Return of capital and realization of gains, if any, from an investment generally will occur upon disposition or refinancing of the underlying property. We may be unable to realize our investment objectives by sale, other disposition or refinancing at attractive prices within any given period of time or may otherwise be unable to complete any exit strategy. In particular, our ability to dispose of one or more properties within a specific time period is subject to certain limitations imposed by our Tax Matters Agreement, as well as weakness in or even the lack of an established market for a property, changes in the financial condition or prospects of prospective purchasers, changes in national or international economic conditions, and changes in laws, regulations or fiscal policies of jurisdictions in which the property is located.

In addition, the Code imposes restrictions on a REIT’s ability to dispose of properties that are not applicable to other types of real estate companies. In particular, the tax laws applicable to REITs effectively require that we hold our properties for investment, rather than primarily for sale in the ordinary course of business, which may cause us to forego or defer sales of properties that otherwise would be in our best interest. Therefore, we may not be able to vary our initial portfolio in response to economic or other conditions promptly or on favorable terms, which may adversely affect our financial condition, results of operations, cash flows and our ability to pay distributions on, and the per share trading price of, our common stock.

Declining real estate valuations and impairment charges could materially adversely affect our financial condition, results of operations, cash flows and ability to pay distributions on, and the per share trading price of, our common stock.

We intend to review the carrying value of our properties when circumstances, such as adverse market conditions, indicate a potential impairment may exist. We intend to base our review on an estimate of the future cash flows (excluding interest charges) expected to result from the property’s use and eventual disposition on an undiscounted basis. We intend to consider factors such as future operating income, trends and prospects, as well as the effects of leasing demand, competition and other factors. If our evaluation indicates that we may be unable to recover the carrying value of a real estate investment, an impairment loss will be recorded to the extent that the carrying value exceeds the estimated fair value of the property.

Impairment losses have a direct impact on our operating results because recording an impairment loss results in an immediate negative adjustment to our operating results. The evaluation of anticipated cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results in future periods. A worsening real estate market may cause us to reevaluate the assumptions used in our impairment analysis. Impairment charges could materially adversely affect our financial condition, results of operations, cash flows and ability to pay distributions on, and the per share trading price of, our common stock.

Adverse economic conditions and the dislocation in the credit markets could materially adversely affect our financial condition, results of operations, cash flows and ability to pay distributions on, and the per share trading price of, our common stock.

Ongoing economic conditions have negatively impacted the lending and capital markets, particularly for real estate. The capital markets have witnessed significant adverse conditions in recent years, including a substantial reduction in the availability of, and access to, capital. The risk premium demanded by lenders has increased markedly, as they are demanding greater compensation for risk, and underwriting standards have been tightened. In addition, failures and consolidations of certain financial institutions have decreased the number of potential lenders, resulting in reduced lending sources available to the market. These conditions may limit the amount of indebtedness we are able to obtain and our ability to refinance our indebtedness, and may impede our ability to develop new properties and to replace construction financing with permanent financing, which could result in our having to sell properties at inopportune times and on unfavorable terms. If these conditions continue, our financial condition, results of operations, cash flows and ability to pay distributions on, and the per share trading price of, our common stock could be materially adversely affected.

The lack of availability of debt financing may require us to rely more heavily on additional equity issuances, which may be dilutive to our current stockholders, or on less efficient forms of debt financing. Additionally, the limited amount of financing currently available may reduce the value of our properties and limit our ability to borrow against such properties, which could materially adversely affect our financial condition, results of operations, cash flows and ability to pay distributions on, and the per share trading price of, our common stock.

We face potential material adverse effects on our financial condition, results of operations, cash flows and ability to pay distributions on, and the per share trading price of, our common stock from the bankruptcies or insolvencies of tenants.

Our tenants could file for bankruptcy protection or become insolvent. We cannot assure you that any tenant that files for bankruptcy protection will continue to pay us rent. A bankruptcy filing by or relating to one of our tenants would bar all efforts by us to collect pre-bankruptcy debts from that tenant unless we receive an order permitting us to do so from the bankruptcy court. A tenant bankruptcy could delay our efforts to collect past due balances under the relevant leases and could ultimately preclude collection of these sums. Under bankruptcy law, a tenant cannot be evicted solely because of its bankruptcy. On the other hand, a bankrupt tenant may reject and terminate its lease with us. In such case, we would have only a general unsecured claim for damages. Any unsecured claim we hold may be paid only to the extent that funds are available and only in the same percentage as is paid to all other holders of unsecured claims, and there are restrictions under bankruptcy laws that limit the amount of the claim we can make if a lease is rejected. As a result, it is likely that we will recover substantially less than the full value of any unsecured claims we hold. This shortfall could adversely affect our financial condition, results of operations, cash flows and ability to pay distributions on, and the per share trading price of, our common stock.

New rules relating to the accounting of leases could materially adversely affect our financial condition, results of operations, cash flows and ability to pay distributions on, and the per share trading price of, our common stock.

The FASB has proposed accounting rules that may take effect in 2013 and would require companies to capitalize all leases on their balance sheets by recognizing a lessee’s rights and obligations. If the proposal is adopted in its current form, many companies that account for certain leases on an “off balance sheet” basis would be required to account for such leases “on balance sheet.” This could cause our tenants to be in default under certain covenants and cause their credit quality to be viewed more negatively. Since this change would remove many of the differences in the way companies account for owned property and leased property, it could cause companies to favor owning as opposed to leasing properties. If the proposal is adopted in its current form it could cause companies that lease properties to prefer shorter term leases, in an effort to reduce the leasing liability required to be recorded on the balance sheet. The proposal could also make lease renewal options less attractive, as, under certain circumstances, the rules would require a tenant to assume that a renewal right was exercised and accrue a liability relating to the longer lease term.

Acquired properties may be located in new markets where we may face risks associated with investing in an unfamiliar market.

We have acquired, and may continue to acquire, properties in markets that are new to us. For example, our predecessor business acquired properties in Arizona and Illinois as part of an acquisition of a portfolio of properties that included four other properties located in our target markets. When we acquire properties located in new markets, we may face risks associated with a lack of market knowledge or understanding of the local economy, forging new business relationships in the area and unfamiliarity with local government and permitting procedures.

We may choose not to distribute the proceeds of any sales of real estate to our stockholders, which may reduce the amount of our cash distributions to stockholders.

We may choose not to distribute any proceeds from the sale of real estate investments to our stockholders. Instead, we may elect to use such proceeds to:

•	acquire additional real estate investments;

•	repay debt;

•	buy out interests of any partners in any joint venture in which we are a party;

•	create working capital reserves; or

•	make repairs, maintenance, tenant improvements or other capital improvements or expenditures on our other properties.

Any decision to retain or invest the proceeds of any sales, rather than distribute such proceeds to our stockholders may reduce the amount of cash distributions you receive on your common stock.

Uninsured losses relating to real property may adversely affect your returns.

We attempt to ensure that all of our properties are adequately insured to cover casualty losses. However, there are certain losses, including losses from floods, earthquakes, wildfires, acts of war, acts of terrorism or riots, that are not generally insured against or that are not generally fully insured against because it is not deemed economically feasible or prudent to do so. In addition, changes in the cost or availability of insurance could expose us to uninsured casualty losses. In the event that any of our properties incurs a casualty loss that is not fully covered by insurance, the value of our assets will be reduced by the amount of any such uninsured loss, and we could experience a significant loss of capital invested and potential revenue in these properties and could potentially remain obligated under any recourse debt associated with the property. Moreover, we, as the general partner of our operating partnership, generally will be liable for all of our operating partnership’s unsatisfied recourse obligations, including any obligations incurred by our operating partnership as the general partner of joint ventures. Any such losses could adversely affect our financial condition, results of operations, cash flows and ability to pay distributions on, and the per share trading price of, our common stock. In addition, we may have no source of funding to repair or reconstruct the damaged property, and we cannot assure you that any such sources of funding will be available to us for such purposes in the future. We evaluate our insurance coverage annually in light of current industry practice through an analysis prepared by outside consultants.

If any of our insurance carriers becomes insolvent, we could be adversely affected.

We carry several different lines of insurance, placed with several large insurance carriers. If any one of these large insurance carriers were to become insolvent, we would be forced to replace the existing insurance coverage with another suitable carrier, and any outstanding claims would be at risk for collection. In such an event, we cannot be certain that we would be able to replace the coverage at similar or otherwise favorable terms. Replacing insurance coverage at unfavorable rates and the potential of uncollectible claims due to carrier insolvency could adversely affect our results of operations and cash flows.

Our property taxes could increase due to property tax rate changes or reassessment, which could adversely impact our cash flows.

Even if we qualify as a REIT for federal income tax purposes, we will be required to pay some state and local taxes on our properties. The real property taxes on our properties may increase as property tax rates change or as our properties are assessed or reassessed by taxing authorities. All of the properties in our initial portfolio that are located in California will be reassessed as a result of our formation transactions, the concurrent private placement and this offering. Therefore, the amount of property taxes we pay in the future may increase substantially from what we have paid in the past. If the property taxes we pay increase, our cash flow would be adversely impacted to the extent that we are not reimbursed by tenants for those taxes, and our ability to pay any expected dividends to our stockholders could be adversely affected.

We could incur significant costs related to government regulation and litigation over environmental matters.

Under various federal, state and local laws and regulations relating to the environment, as a current or former owner or operator of real property, we may be liable for costs and damages resulting from the presence or discharge of hazardous or toxic substances, waste or petroleum products at, on, in, under or migrating to or from such property, including costs to investigate, clean up such contamination and liability for harm to natural resources. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such contamination, and the liability may be joint and several. These liabilities could be substantial and the cost of any required remediation, removal, fines or other costs could exceed the value of the property and/or our aggregate assets. In addition, the presence of contamination or the failure to remediate contamination at our properties may expose us to third-party liability for costs of remediation and/or personal, property, or natural resources damage or materially adversely affect our ability to sell, lease or develop our properties or to borrow using the properties as collateral. In addition, environmental laws may create liens on contaminated sites in favor of the government for damages and costs it incurs to address such contamination. Moreover, if contamination is discovered on our properties, environmental laws may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures.

Some of our properties have been or may be impacted by contamination arising from current or prior uses of the property, or adjacent properties, for commercial or industrial purposes. Such contamination may arise from spills of petroleum or hazardous substances or releases from tanks used to store such materials.

Contamination is known or suspected to exist at a number of our properties which may result in further investigation, remediation, or deed restrictions. From time to time, we may acquire properties with known adverse environmental conditions where we believe that the environmental liabilities associated with these conditions are quantifiable and that the acquisition will yield a superior risk-adjusted return. We usually perform a Phase I environmental site assessment at any property we are considering acquiring. In connection with certain financing transactions our lenders have commissioned independent environmental consultants to conduct Phase I environmental site assessments on certain of the properties in our initial portfolio. However, we have not always received copies of the Phase I environmental site assessment reports commissioned by our lenders and, as such, may not be aware of all potential or existing environmental contamination liabilities at the properties in our initial portfolio. In addition, Phase I environmental site assessments are limited in scope and do not involve sampling of soil, soil vapor, or groundwater, and these assessments may not include or identify all potential environmental liabilities or risks associated with the property. Even where subsurface investigation is performed, it can be very difficult to ascertain the full extent of environmental contamination or the costs that are likely to flow from such contamination. We cannot assure you that the Phase I environmental site assessment or other environmental studies identified all potential environmental liabilities, or that we will not face significant remediation costs or other environmental contamination that makes it difficult to sell any affected properties. Also, we have not always implemented actions recommended by these assessments, and recommended investigation and remediation of known or suspected contamination has not always been performed. As a result, we could potentially incur material liability for these issues, which could adversely impact our financial condition, results of operations, cash flows and ability to pay distributions on, and the per share trading price of, our common stock.

Environmental laws also govern the presence, maintenance and removal of asbestos-containing building materials, or ACBM, and may impose fines and penalties for failure to comply with these requirements. Such laws require that owners or operators of buildings containing ACBM (and employers in such buildings) properly manage and maintain the asbestos, adequately notify or train those who may come into contact with asbestos, and undertake special precautions, including removal or other abatement, if asbestos would be disturbed during renovation or demolition of a building. In addition, the presence of ACBM in our properties may expose us to third-party liability (e.g., liability for personal injury associated with exposure to asbestos).

In addition, the properties in our portfolio also are subject to various federal, state and local environmental and health and safety requirements, such as state and local fire requirements. Moreover, some of our tenants routinely handle and use hazardous or regulated substances and wastes as part of their operations at our properties, which are subject to regulation. Such environmental and health and safety laws and regulations could subject us or our tenants to liability resulting from these activities. Environmental liabilities could affect a tenant’s ability to make rental payments to us. In addition, changes in laws could increase the potential liability for noncompliance. This may result in significant unanticipated expenditures or may otherwise materially and adversely affect our operations, or those of our tenants, which could in turn have an adverse effect on us.

We cannot assure you that costs or liabilities incurred as a result of environmental issues will not affect our ability to make distributions to you or that such costs or other remedial measures will not have an adverse effect on our financial condition, results of operations, cash flows and our ability to pay distributions on, and the per share trading price of, our common stock. If we do incur material environmental liabilities in the future, we may face significant remediation costs, and we may find it difficult to sell any affected properties.

Our properties may contain or develop harmful mold or suffer from other air quality issues, which could lead to liability for adverse health effects and costs of remediation.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our tenants, employees of our tenants or others if property damage or personal injury is alleged to have occurred.

We may incur significant costs complying with various federal, state and local laws, regulations and covenants that are applicable to our properties.

The properties in our initial portfolio are subject to various covenants and federal, state and local laws and regulatory requirements, including permitting and licensing requirements. Local regulations, including municipal or local ordinances and zoning restrictions may restrict our use of our properties and may require us to obtain approval from local officials or restrict our use of our properties and may require us to obtain approval from local officials of community standards organizations at any time with respect to our properties, including prior to acquiring a property or when undertaking renovations of any of our existing properties. Among other things, these restrictions may relate to fire and safety, seismic or hazardous material abatement requirements. There can be no assurance that existing laws and regulatory policies will not adversely affect us or the timing or cost of any future acquisitions or renovations, or that additional regulations will not be adopted that increase such delays or result in additional costs. Our growth strategy may be affected by our ability to obtain permits, licenses and zoning relief. Our failure to obtain such permits, licenses and zoning relief or to comply with applicable laws could have an adverse effect on our financial condition, results of operations, cash flows and our ability to pay distributions on, and the per share trading price of, our common stock.

In addition, federal and state laws and regulations, including laws such as the Americans with Disabilities Act, or ADA, and the Fair Housing Amendment Act of 1988, or FHAA, impose further restrictions on our properties and operations. Under the ADA and the FHAA, all public accommodations must meet federal requirements related to access and use by disabled persons. Some of our properties may currently be in non-compliance with the ADA or the FHAA. If one or more of the properties in our initial portfolio is not in compliance with the ADA, the FHAA or any other regulatory requirements, we may be required to incur additional costs to bring the property into compliance, including the removal of access barriers, and we might incur governmental fines or the award of damages to private litigants. In addition, we do not know whether existing requirements will change or whether future requirements will require us to make significant unanticipated expenditures that will adversely impact our financial condition, results of operations, cash flows and our ability to pay distributions on, and the per share trading price of, our common stock.

Risks Related to Our Organizational Structure and Our Formation Transactions

Conflicts of interest may exist or could arise in the future between the interests of our stockholders and the interests of holders of common units, which may impede business decisions that could benefit our stockholders.

Conflicts of interest may exist or could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any partner thereof, on the other. Our directors and officers have duties to our company under Maryland law in connection with their management of our company. At the same time, we, as the general partner of our operating partnership, have fiduciary duties and obligations to our operating partnership and its limited partners under Maryland law and the partnership agreement of our operating partnership in connection with the management of our operating partnership. Our fiduciary duties and obligations as the general partner of our operating partnership may come into conflict with the duties of our directors and officers to our company.

Under Maryland law, a general partner of a Maryland limited partnership has fiduciary duties of loyalty and care to the partnership and its partners and must discharge its duties and exercise its rights as general partner under the partnership agreement or Maryland law consistent with the obligation of good faith and fair dealing. The partnership agreement provides that, in the event of a conflict between the interests of our operating partnership or any partner, on the one hand, and the separate interests of our company or our stockholders, on the other hand, we, in our capacity as the general partner of our operating partnership, may give priority to the separate interests of our company or our stockholders (including with respect to tax consequences to limited partners, assignees or our stockholders), and, in the event of such a conflict, any action or failure to act on our part or on the part of our directors that gives priority to the separate interests of our company or our stockholders that does not result in a violation of the contract rights of the limited partners of our operating partnership under its partnership agreement does not violate the duty of loyalty or any other duty that we, in our capacity as the general partner of our operating partnership, owe to our operating partnership and its partners or violate the obligation of good faith and fair dealing.

Additionally, the partnership agreement provides that we generally will not be liable to our operating partnership or any partner for any action or omission taken in our capacity as general partner, for the debts or liabilities of our operating partnership or for the obligations of the operating partnership under the partnership agreement, except for liability for our fraud, willful misconduct or gross negligence, pursuant to any express indemnity we may give to our operating partnership or in connection with a redemption as described in “Description of the Partnership Agreement of Rexford Industrial Realty, L.P.—Redemption Rights of Qualifying Parties.” Our operating partnership must indemnify us, our directors and officers, officers of our operating partnership and our designees from and against any and all claims that relate to the operations of our operating partnership, unless (1) an act or omission of the person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active and deliberate dishonesty, (2) the person actually received an improper personal benefit in violation or breach of the partnership agreement or (3) in the case of a criminal proceeding, the indemnified person had reasonable cause to believe that the act or omission was unlawful. Our operating partnership must also pay or reimburse the reasonable expenses of any such person in advance of a final disposition of the proceeding upon its receipt of a written affirmation of the person’s good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay any amounts paid or advanced if it is ultimately determined that the person did not meet the standard of conduct for indemnification. Our operating partnership is not required to indemnify or advance funds to any person with respect to any action initiated by the person seeking indemnification without our approval (except for any proceeding brought to enforce such person’s right to indemnification under the partnership agreement) or if the person is found to be liable to our operating partnership on any portion of any claim in the action. No reported decision of a Maryland appellate court has interpreted provisions similar to the provisions of the partnership agreement of our operating partnership that modify and reduce our fiduciary duties or obligations as the general partner or reduce or eliminate our liability to our operating partnership and its partners, and we have not obtained an opinion of counsel as to the enforceability of the provisions set forth in the partnership agreement that purport to modify or reduce the fiduciary duties and obligations that would be in effect were it not for the partnership agreement.

Some of our directors and executive officers have outside business interests, including interests in real estate-related businesses, and, therefore, may have conflicts of interest with us.

Certain of our executive officers and directors have outside business interests, including interests in real estate-related businesses, and may own equity securities of public and private real estate companies. Our executive officers’ and directors’ interests in these entities could create a conflict of interest, especially when making determinations regarding our renewal of leases with tenants subject to these leases. Our executive officers’ involvement in other businesses and real estate-related activities could divert their attention from our day-to-day operations, and state law may limit our ability to enforce any non-compete agreements. See “Prospectus Summary—Conflicts of Interests” and “Policies With Respect to Certain Activities—Conflict of Interest Policy.”

We may assume unknown liabilities in connection with our formation transactions.

As part of our formation transactions, we will acquire entities and assets that are subject to existing liabilities, some of which may be unknown or unquantifiable at the time this offering is completed. These liabilities might include liabilities for cleanup or remediation of undisclosed environmental conditions, claims by tenants, vendors or other persons dealing with our predecessor entities (that had not been asserted or threatened prior to this offering), tax liabilities and accrued but unpaid liabilities incurred in the ordinary course of business. While in some instances we may have the right to seek reimbursement against an insurer, any recourse against the prior investors in the Rexford Funds (other than Messrs. Ziman, Schwimmer and Frankel) will be limited. There can be no assurance that we will be entitled to any such reimbursement or that ultimately we will be able to recover in respect of such rights for any of these historical liabilities.

In addition, we have not obtained and do not intend to obtain new or additional title insurance in connection with this offering and the formation transactions, including any so-called date down endorsements or other modifications to our existing title insurance policies. As a result, we may acquire properties from the Rexford Funds with unknown material title defects or developments and our title insurance policies may not provide coverage against such defects or developments or insure for the current aggregate market value of our portfolio. There can be no assurance that our current title insurance policies will adequately protect us against any losses resulting from such title defects or adverse developments.

We have not obtained recent appraisals of the properties and other assets in our initial portfolio, and the consideration paid by us to certain of our officers and directors in our formation transactions was not negotiated at arm’s length and may exceed their fair market value or the value that would be determined by third-party appraisals.

We have not obtained as part of our formation transactions any recent third-party appraisals of our initial properties, nor any independent third-party valuations or fairness opinions regarding the merits of the formation transactions. The amount of consideration to be paid by us to certain of our officers and directors in our formation transactions was based upon management’s estimates of the fair market value of these properties and interests on an aggregate basis. However, the consideration to be paid by us to certain of our officers and directors was not based on arm’s-length negotiations and was not approved by any independent directors. In addition, certain of our executive officers and directors, who had significant influence in structuring the formation transactions, had pre-existing ownership interests in those properties and assets and will receive             common units as a result of the formation transactions. These common units will have an initial value of approximately $52 million, based on the initial public offering price of $14.00 per share (the mid-point of the price range set forth on the front cover of this prospectus), and will represent 12.8% of the outstanding equity interests of our company (on a fully diluted basis) upon completion of this offering, the formation transactions and concurrent private placement. It is possible that the consideration we will pay for the properties and assets may exceed their fair market value and that we could realize less value from these assets than we would have if the assets had been acquired after arms-length negotiation or if we had obtained independent appraisals for these assets. See “Certain Relationships and Related Transactions.”

The agreements relating to our formation transactions will be subject to certain closing and other conditions.

The agreements relating to our formation transactions whereby we will acquire the properties in our initial portfolio will be subject to certain closing and other conditions, including obtaining lender consents with regard to the mergers that are part of the formation transactions and satisfaction of certain deadlines. We may determine to delay the completion of our formation transactions in order to satisfy these conditions precedent.

Our charter and bylaws, the partnership agreement of our operating partnership and Maryland law contain provisions that may delay, defer or prevent a change of control transaction.

Our charter contains certain ownership limits with respect to our stock. Our charter authorizes our board of directors to take such actions as it determines are advisable, in its sole and absolute discretion, to preserve our qualification as a REIT. Our charter also prohibits the actual, beneficial or constructive ownership by any person of more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock or more than 9.8% in value of the aggregate outstanding shares of all classes and series of our stock, in each case excluding any shares that are not treated as outstanding for federal income tax purposes. Our board of directors, in its sole and absolute discretion, may exempt a person, prospectively or retroactively, from these ownership limits if certain conditions are satisfied. The restrictions on ownership and transfer of our stock may:

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discourage a tender offer or other transactions or a change in management or of control that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests; or

•

result in the transfer of shares acquired in excess of the restrictions to a trust for the benefit of a charitable beneficiary and, as a result, the forfeiture by the acquirer of the benefits of owning the additional shares.

We could increase the number of authorized shares of stock, classify and reclassify unissued stock and issue stock without stockholder approval. Our board of directors, without stockholder approval, has the power under our charter to amend our charter to increase the aggregate number of shares of stock or the number of shares of stock of any class or series that we are authorized to issue, to authorize us to issue authorized but unissued shares of our common stock or preferred stock and to classify or reclassify any unissued shares of our common stock or preferred stock into one or more classes or series of stock and set the terms of such newly classified or reclassified shares. See “Description of Stock—Power to Increase or Decrease Authorized Shares of Common Stock and Issue Additional Shares of Common and Preferred Stock.” As a result, we may issue classes or series of common stock or preferred stock with preferences, powers and rights, voting or otherwise, that are senior to, or otherwise conflict with, the rights of holders of our common stock. Although our board of directors has no such intention at the present time, it could establish a class or series of preferred stock that could, depending on the terms of such series, delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interest.

Certain provisions of Maryland law could inhibit changes in control, which may discourage third parties from conducting a tender offer or seeking other change of control transactions that could involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interest. Certain provisions of the MGCL, may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then-prevailing market price of such shares, including:

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“business combination” provisions that, subject to certain exceptions, prohibit certain business combinations between us and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our shares or an affiliate thereof or an affiliate or associate of ours who was the beneficial owner, directly or indirectly, of 10% or more of the voting power of our then outstanding voting stock at any time within the two-year period immediately prior to the date in question) for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter impose fair price or supermajority stockholder voting requirements on these combinations; and

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“control share” provisions that provide that holders of “control shares” of our company (defined as shares that, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise voting power in the election of directors within one of three increasing ranges) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of the voting power of issued and outstanding “control shares,” subject to certain exceptions) have no voting rights with respect to their control shares, except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

As permitted by the MGCL, our bylaws provide that we will not be subject to the control share provisions of the MGCL and our board of directors has, by resolution, exempted us from the business combination between us and any other person. However, we cannot assure you that our board of directors will not revise the bylaws or such resolution in order to be subject to such business combination and control share provisions in the future. Notwithstanding the foregoing, an alteration or repeal of the board resolution exempting such business combinations will not have any effect on any business combinations that have been consummated or upon any agreements existing at the time of such modification or repeal.

Certain provisions of the MGCL permit the board of directors of a Maryland corporation with at least three independent directors and a class of stock registered under the Exchange Act without stockholder approval and regardless of what is currently provided in its charter or bylaws, to implement certain corporate governance provisions, some of which (for example, a classified board) are not currently applicable to us. These provisions may have the effect of limiting or precluding a third party from making an unsolicited acquisition proposal for our company or of delaying, deferring or preventing a change in control under circumstances that otherwise could provide the holders of shares of our stock with the opportunity to realize a premium over the then current market price. Our charter contains a provision whereby it elects, at such time as it becomes eligible to do so (which we expect will be upon the completion of this offering), to be subject to the provisions of Title 3, Subtitle 8 of the MGCL relating to the filling of vacancies on the board of directors. See “Material Provisions of Maryland Law and of Our Charter and Bylaws—Subtitle 8.”

Certain provisions in the partnership agreement of our operating partnership may delay or prevent unsolicited acquisitions of us. Provisions of the partnership agreement of our operating partnership may delay or make more difficult unsolicited acquisitions of us or changes of our control. These provisions could discourage third parties from making proposals involving an unsolicited acquisition of us or change of our control, although some stockholders or limited partners might consider such proposals, if made, desirable. These provisions include, among others:

•	redemption rights of qualifying parties;

•	a requirement that we may not be removed as the general partner of our operating partnership without our consent;

•	transfer restrictions on common units;

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our ability, as general partner, in some cases, to amend the partnership agreement and to cause our operating partnership to issue additional partnership interests with terms that could delay, defer or prevent a merger or other change of control of us or our operating partnership without the consent of our stockholders or the limited partners; and

•	the right of the limited partners to consent to certain transfers of our general partnership interest (whether by sale, disposition, statutory merger or consolidation, liquidation or otherwise).

Our charter and bylaws, the partnership agreement of our operating partnership and Maryland law also contain other provisions that may delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interest. See “Description of the Partnership Agreement of Rexford Industrial Realty, L.P.—Transfers and Withdrawals—Restrictions on Transfers by the General Partner,” “Material Provisions of Maryland Law and of Our Charter and Bylaws—Removal of Directors,” “—Control Share Acquisitions,” “—Advance Notice of Director Nominations and New Business” and “Description of the Partnership Agreement of Rexford Industrial Realty, L.P.”

The Tax Matters Agreement limits our ability to sell or otherwise dispose of certain properties, even though a sale or disposition may otherwise be in our stockholders’ best interest.

In connection with the formation transactions, we will enter into a Tax Matters Agreement with certain limited partners of our operating partnership, including Messrs. Ziman, Schwimmer and Frankel, that provides that if we dispose of any interest with respect to certain properties in our initial portfolio in a taxable transaction during the period from the completion of the offering through the seventh anniversary of such completion, our operating partnership will indemnify such limited partners for their tax liabilities attributable to their share of the built-in gain that exists with respect to such property interest as of the time of this offering and tax liabilities incurred as a result of the indemnification payment; provided that, subject to certain exceptions and limitations, such indemnification rights will terminate for any such protected partner that sells, exchanges or otherwise disposes of more than 50% of his or her common units. We have no present intention to sell or otherwise dispose of these properties or interest therein in taxable transactions during the restriction period. If we were to trigger the tax protection provisions under this agreement, our operating partnership would be required to pay damages in the amount of the taxes owed by these limited partners (plus additional damages in the amount of the taxes incurred as a result of such payment). As a result, although it may otherwise be in our stockholders’ best interest that we sell one of these properties, it may be economically prohibitive for us to do so because of these obligations.

The Tax Matters Agreement may require our operating partnership to maintain certain debt levels that otherwise would not be required to operate our business.

The Tax Matters Agreement will provide that, during the period from the completion of this offering through the period ending on the twelfth anniversary of the completion of this offering, our operating partnership will offer certain limited partners the opportunity to guarantee its debt, and following such period, our operating partnership will use commercially reasonable efforts to provide such limited partners who continue to own at least 50% of the common units they originally received in the formation transactions with debt guarantee opportunities. Our operating partnership will be required to indemnify such limited partners for their tax liabilities resulting from our failure to make such opportunities available to them (plus an additional amount equal to the taxes incurred as a result of such indemnity payment). See “Certain Relationships and Related Transactions—Tax Matters Agreement.” Among other things, this opportunity to guarantee debt is intended to allow the participating limited partners to defer the recognition of gain in connection with the formation transactions. These obligations may require us to maintain more or different indebtedness than we would otherwise require for our business.

We may choose not to enforce, or to pursue less vigorous enforcement of, our rights under the contribution and/or merger and other agreements with members of our senior management and our affiliates because of our dependence on them and conflicts of interest.

Each of Richard Ziman, Howard Schwimmer and Michael S. Frankel, are parties to or have interests in contribution and/or merger agreements with us pursuant to which we have acquired or will acquire interests in our properties and assets. None of these merger or contribution agreements was negotiated on an arm’s length basis and Messrs. Ziman, Schwimmer and Frankel faced conflicts in negotiating these agreements, including the amount of consideration to be received by them in connection with our formation transactions. In addition, certain of our executive officers may become parties to employment agreements with us, and Messrs. Ziman, Schwimmer and Frankel have entered into a representation, warranty and indemnity agreement with us pursuant to which they made certain representations and warranties to us regarding the entities and assets being acquired in the formation transactions and agreed to indemnify us and our operating partnership, subject to certain conditions, in an amount equal to up to ten percent of the consideration payable to Messrs. Ziman, Schwimmer and Frankel in the formation transaction for breaches of such representations and warranties for one year after the completion of this offering, the formation transactions and the concurrent private placement. We may choose not to enforce, or to enforce less vigorously, our rights under these agreements because of our desire to maintain our ongoing relationships with members of our senior management and their affiliates, with possible negative impact on stockholders.

Our board of directors may change our investment and financing policies without stockholder approval and we may become more highly leveraged, which may increase our risk of default under our debt obligations.

Our investment and financing policies are exclusively determined by our board of directors. Accordingly, our stockholders do not control these policies. Further, our charter and bylaws do not limit the amount or percentage of indebtedness, funded or otherwise, that we may incur. Our board of directors may alter or eliminate our current policy on borrowing at any time without stockholder approval. If this policy changed, we could become more highly leveraged which could result in an increase in our debt service. Higher leverage also increases the risk of default on our obligations. In addition, a change in our investment policies, including the manner in which we allocate our resources across our portfolio or the types of assets in which we seek to invest, may increase our exposure to interest rate risk, real estate market fluctuations and liquidity risk. Changes to our policies with regards to the foregoing could adversely affect our financial condition, results of operations, cash flows and our ability to pay distributions on, and the per share trading price of, our common stock.

Our rights and the rights of our stockholders to take action against our directors and officers are limited.

As permitted by Maryland law, our charter eliminates the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	active and deliberate dishonesty by the director or officer that was established by a final judgment and was material to the cause of action adjudicated.

In addition, our charter authorizes us to obligate our company, and our bylaws require us, to indemnify our directors and officers for actions taken by them in those and certain other capacities to the maximum extent permitted by Maryland law in effect from time to time. Generally, Maryland law permits a Maryland corporation to indemnify its present and former directors and officers except in instances where the person seeking indemnification acted in bad faith or with active and deliberate dishonesty, actually received an improper personal benefit in money, property or services or, in the case of a criminal proceeding, had reasonable cause to believe that his or her actions were unlawful. Under Maryland law, a Maryland corporation also may not indemnify a director or officer in a suit by or on behalf of the corporation in which the director or officer was adjudged liable to the corporation or for a judgment of liability on the basis that a personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct; however, indemnification for an adverse judgment in a suit by us or on our behalf, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist. Accordingly, in the event that actions taken in good faith by any of our directors or officers impede the performance of our company, your ability to recover damages from such director or officer will be limited. See “Material Provisions of Maryland Law and of Our Charter and Bylaws—Indemnification and Limitation of Directors’ and Officers’ Liability.”

We are a holding company with no direct operations and, as such, we will rely on funds received from our operating partnership to pay liabilities, and the interests of our stockholders will be structurally subordinated to all liabilities and obligations of our operating partnership and its subsidiaries.

We are a holding company and will conduct substantially all of our operations through our operating partnership. We do not have, apart from an interest in our operating partnership, any independent operations. As a result, we will rely on distributions from our operating partnership to pay any dividends we might declare on shares of our common stock. We will also rely on distributions from our operating partnership to meet any of our obligations, including any tax liability on taxable income allocated to us from our operating partnership. In addition, because we are a holding company, your claims as stockholders will be structurally subordinated to all existing and future liabilities and obligations (whether or not for borrowed money) of our operating partnership and its subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our operating partnership and its subsidiaries will be available to satisfy the claims of our stockholders only after all of our and our operating partnership’s and its subsidiaries’ liabilities and obligations have been paid in full.

Our operating partnership may issue additional common units to third parties without the consent of our stockholders, which would reduce our ownership percentage in our operating partnership and would have a dilutive effect on the amount of distributions made to us by our operating partnership and, therefore, the amount of distributions we can make to our stockholders.

After giving effect to this offering, we will own 86.8% of the outstanding common units and we may, in connection with our acquisition of properties or otherwise, cause our operating partnership to issue additional common units to third parties. Such issuances would reduce our ownership percentage in our operating partnership and affect the amount of distributions made to us by our operating partnership and, therefore, the amount of distributions we can make to our stockholders. Because you will not directly own common units, you will not have any voting rights with respect to any such issuances or other partnership level activities of our operating partnership.

Risks Related to Our Status as a REIT

Failure to qualify or maintain our qualification as a REIT would have significant adverse consequences to us and the per share trading price of our common stock.

We intend to elect to be taxed and to operate in a manner that will allow us to qualify as a REIT for federal income tax purposes commencing with our taxable year ending December 31, 2013. We have not requested and do not plan to request a ruling from the Internal Revenue Service, or IRS, that we qualify as a REIT, and the statements in this prospectus are not binding on the IRS or any court. Therefore, we cannot assure you that we will qualify as a REIT, or that we will remain qualified as such in the future. If we lose our REIT qualification, we will face serious tax consequences that would substantially reduce the funds available for distribution to you for each of the years involved because:

•	we would not be allowed a deduction for distributions to stockholders in computing our taxable income and would be subject to federal income tax at regular corporate rates;

•	we also could be subject to the federal alternative minimum tax and possibly increased state and local taxes; and

•	unless we are entitled to relief under applicable statutory provisions, we could not elect to be taxed as a REIT for four taxable years following the year during which we were disqualified.

Any such corporate tax liability could be substantial and would reduce our cash available for, among other things, our operations and distributions to stockholders. In addition, if we fail to qualify as a REIT, we will not be required to make distributions to our stockholders. As a result of all these factors, our failure to qualify as a REIT also could impair our ability to expand our business and raise capital, and could materially and adversely affect the per share trading price of our common stock.

Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The complexity of these provisions and of the applicable Treasury regulations that have been promulgated under the Code, or the Treasury Regulations, is greater in the case of a REIT that, like us, holds its assets through a partnership. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT. In order to qualify as a REIT, we must satisfy a number of requirements, including requirements regarding the ownership of our stock, requirements regarding the composition of our assets and a requirement that at least 95% of our gross income in any year must be derived from qualifying sources, such as “rents from real property.” Also, we must make distributions to stockholders aggregating annually at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding net capital gains. In addition, legislation, new regulations, administrative interpretations or court decisions may materially adversely affect our investors, our ability to qualify as a REIT for federal income tax purposes or the desirability of an investment in a REIT relative to other investments.

Even if we qualify as a REIT for federal income tax purposes, we may be subject to some federal, state and local income, property and excise taxes on our income or property and, in certain cases, a 100% penalty tax, in the event we sell property as a dealer. In addition, our taxable REIT subsidiary will be subject to tax as a regular corporation in the jurisdictions it operates.

If our operating partnership failed to qualify as a partnership for federal income tax purposes, we would cease to qualify as a REIT and suffer other adverse consequences.

We believe that our operating partnership will be treated as a partnership for federal income tax purposes. As a partnership, our operating partnership will not be subject to federal income tax on its income. Instead, each of its partners, including us, will be allocated, and may be required to pay tax with respect to, its share of our operating partnership’s income. We cannot assure you, however, that the IRS will not challenge the status of our operating partnership or any other subsidiary partnership in which we own an interest as a partnership for federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating our operating partnership or any such other subsidiary partnership as an entity taxable as a corporation for federal income tax purposes, we would fail to meet the gross income tests and certain of the asset tests applicable to REITs and, accordingly, we would likely cease to qualify as a REIT. Also, the failure of our operating partnership or any subsidiary partnerships to qualify as a partnership could cause it to become subject to federal and state corporate income tax, which would reduce significantly the amount of cash available for debt service and for distribution to its partners, including us.

Our taxable REIT subsidiaries will be subject to federal income tax, and we will be required to pay a 100% penalty tax on certain income or deductions if our transactions with our taxable REIT subsidiaries are not conducted on arm’s length terms.

We will own an interest in one or more taxable REIT subsidiaries, and may acquire securities in additional taxable REIT subsidiaries in the future. A taxable REIT subsidiary is a corporation other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a taxable REIT subsidiary. If a taxable REIT subsidiary owns more than 35% of the total voting power or value of the outstanding securities of another corporation, such other corporation will also be treated as a taxable REIT subsidiary. Other than some activities relating to lodging and health care facilities, a taxable REIT subsidiary may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. A taxable REIT subsidiary is subject to federal income tax as a regular C corporation. In addition, a 100% excise tax will be imposed on certain transactions between a taxable REIT subsidiary and its parent REIT that are not conducted on an arm’s length basis.

To maintain our REIT qualification, we may be forced to borrow funds during unfavorable market conditions.

To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our REIT taxable income each year, determined without regard to the dividends paid deduction and excluding net capital gains, and we will be subject to regular corporate income taxes to the extent that we distribute less than 100% of our REIT taxable income (determined without regard to the deduction for dividends paid) each year. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. Accordingly, we may not be able to retain sufficient cash flow from operations to meet our debt service requirements and repay our debt. Therefore, we may need to raise additional capital for these purposes, and we cannot assure you that a sufficient amount of capital will be available to us on favorable terms, or at all, when needed, which would materially adversely affect our financial condition, results of operations, cash flows and ability to pay distributions on, and the per share trading price of, our common stock. Further, in order to maintain our REIT qualification and avoid the payment of income and excise taxes, we may need to borrow funds to meet the REIT distribution requirements even if the then prevailing market conditions are not favorable for these borrowings. These borrowing needs could result from, among other things, differences in timing between the actual receipt of cash and inclusion of income for federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of reserves or required debt or amortization payments. These sources, however, may not be available on favorable terms or at all. Our access to third-party sources of capital depends on a number of factors, including the market’s perception of our growth potential, our current debt levels, the per share trading price of our common stock, and our current and potential future earnings. We cannot assure you that we will have access to such capital on favorable terms at the desired times, or at all, which may cause us to curtail our investment activities and/or to dispose of assets at inopportune times, and could adversely affect our financial condition, results of operations, cash flows and our ability to pay distributions on, and the per share trading price of, our common stock.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

The maximum tax rate applicable to “qualified dividend income” payable to U.S. stockholders that are individuals, trusts and estates is 20%. Dividends payable by REITs, however, generally are not eligible for the reduced rates. Although these rules do not adversely affect the taxation of REITs or dividends payable by REITs, investors who are individuals, trusts and estates may perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including the per share trading price of our common stock.

The tax imposed on REITs engaging in “prohibited transactions” may limit our ability to engage in transactions which would be treated as sales for federal income tax purposes.

A REIT’s net income from prohibited transactions is subject to a 100% penalty tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business. Although we do not intend to hold any properties that would be characterized as held for sale to customers in the ordinary course of our business, unless a sale or disposition qualifies under certain statutory safe harbors, such characterization is a factual determination and no guarantee can be given that the IRS would agree with our characterization of our properties or that we will always be able to make use of the available safe harbors.

Complying with REIT requirements may affect our profitability and may force us to liquidate or forgo otherwise attractive investments.

To qualify as a REIT, we must continually satisfy tests concerning, among other things, the nature and diversification of our assets, the sources of our income and the amounts we distribute to our stockholders. We may be required to liquidate or forgo otherwise attractive investments in order to satisfy the asset and income tests or to qualify under certain statutory relief provisions. We also may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution. As a result, having to comply with the distribution requirement could cause us to: (1) sell assets in adverse market conditions; (2) borrow on unfavorable terms; or (3) distribute amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt. Accordingly, satisfying the REIT requirements could have an adverse effect on our business results, profitability and ability to execute our business plan. Moreover, if we are compelled to liquidate our investments to meet any of these asset, income or distribution tests, or to repay obligations to our lenders, we may be unable to comply with one or more of the requirements applicable to REITs or may be subject to a 100% tax on any resulting gain if such sales constitute prohibited transactions.

Legislative or other actions affecting REITs could have a negative effect on us.

The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury. Changes to the tax laws, with or without retroactive application, could adversely affect our investors or us. We cannot predict how changes in the tax laws might affect our investors or us. New legislation, Treasury Regulations, administrative interpretations or court decisions could significantly and negatively affect our ability to qualify as a REIT or the federal income tax consequences of such qualification.

Risks Related to this Offering

There has been no public market for our common stock prior to this offering and an active trading market for our common stock may not develop following this offering.

Prior to this offering, there has not been any public market for our common stock, and there can be no assurance that an active trading market will develop or be sustained or that shares of our common stock will be resold at or above the initial public offering price. We have applied to have our common stock listed on the NYSE under the symbol “REXR.” The initial public offering price of our common stock will be determined by agreement among us and the underwriters, but there can be no assurance that our common stock will not trade below the initial public offering price following the completion of this offering. See “Underwriting.” The per share trading price of our common stock could be substantially affected by general market conditions, including the extent to which a secondary market develops for our common stock following the completion of this offering, the extent of institutional investor interest in us, the general reputation of REITs and the attractiveness of their equity securities in comparison to other equity securities (including securities issued by other real estate-based companies), our financial performance and general stock and bond market conditions.

We may be unable to make distributions at expected levels, and we may be required to borrow funds to make distributions.

Our estimated initial annual distributions represent 82.0% of our estimated initial cash available for distribution for the 12 months ending March 31, 2014 as calculated in “Distribution Policy.” Accordingly, we may be unable to pay our estimated initial annual distribution to stockholders out of cash available for distribution. If sufficient cash is not available for distribution from our operations, we may have to fund distributions from working capital, borrow to provide funds for such distributions, or reduce the amount of such distributions. If cash available for distribution generated by our assets is less than our current estimate, or if such cash available for distribution decreases in future periods from expected levels, our inability to make the expected distributions could result in a decrease in the market price of our common stock. In the event the underwriters’ over-allotment option is exercised, pending investment of the proceeds therefrom, our ability to pay such distributions out of cash from our operations may be further materially adversely affected.

Our ability to make distributions may also be limited by our proposed revolving credit facility. Under the anticipated terms of our proposed revolving credit facility, our distributions may not exceed the greater of (i) 95.0% of our FFO or (ii) the amount required for us to qualify and maintain our status as a REIT and avoid the payment of federal or state income or excise tax. Additionally, if a default or event of default occurs and is continuing, we may be precluded from making certain distributions (other than those required to allow us to qualify and maintain our status as a REIT).

All distributions will be made at the discretion of our board of directors and will be based upon, among other factors, our earnings and financial condition, maintenance of REIT qualification, the applicable restrictions contained in the MGCL and such other factors as our board may determine in its sole discretion. We may not be able to make distributions in the future. In addition, some of our distributions may include a return of capital. To the extent that we decide to make distributions in excess of our current and accumulated earnings and profits, such distributions would generally be considered a return of capital for federal income tax purposes to the extent of the holder’s adjusted tax basis in its shares, and thereafter as gain on a sale or exchange of such shares. See “U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Considerations for Holders of Our Common Stock.” If we borrow to fund distributions, our future interest costs would increase, thereby reducing our earnings and cash available for distribution from what they otherwise would have been.

Messrs. Ziman, Schwimmer and Frankel will receive benefits in connection with this offering, which create a conflict of interest because they have interests in the successful completion of this offering that may influence their decisions affecting the terms and circumstances under which the offering and formation transactions are completed.

In connection with our formation transactions, the concurrent private placement and this offering, Messrs. Ziman, Schwimmer and Frankel will own approximately 929,651 shares of our common stock and 2,167,259 common units, representing a 10.7% beneficial interest in our company on a fully diluted basis. These transactions create a conflict of interest because Messrs. Ziman, Schwimmer and Frankel have interests in the successful completion of this offering. These interests may influence their decisions, affecting the terms and circumstances under which our formation transactions and this offering are completed. In addition, we expect that, in connection with this offering, Messrs. Ziman, Schwimmer and Frankel will enter into employment agreements that provide for compensation and benefits and will receive certain compensatory equity grants that may further influence such decisions. For more information concerning benefits to be received by Messrs. Ziman, Schwimmer and Frankel in connection with this offering, see “Structure and Formation of Our Company—Benefits of the Formation Transactions to Related Parties,” “Certain Relationships and Related Transactions” and “Executive Compensation.”

The market price and trading volume of our common stock may be volatile following this offering.

Even if an active trading market develops for our common stock, the per share trading price of our common stock may be volatile. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the per share trading price of our common stock declines significantly, you may be unable to resell your shares at or above the initial public offering price. We cannot assure you that the per share trading price of our common stock will not fluctuate or decline significantly in the future.

Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

•	actual or anticipated variations in our quarterly operating results or dividends;

•	changes in our funds from operations or earnings estimates;

•	publication of research reports about us or the real estate industry;

•	increases in market interest rates that lead purchasers of our shares to demand a higher yield;

•	changes in market valuations of similar companies;

•	adverse market reaction to any additional debt we incur in the future;

•	additions or departures of key management personnel;

•	actions by institutional stockholders;

•	speculation in the press or investment community;

•	the realization of any of the other risk factors presented in this prospectus;

•	the extent of investor interest in our securities;

•	the general reputation of REITs and the attractiveness of our equity securities in comparison to other equity securities, including securities issued by other real estate-based companies;

•	our underlying asset value;

•	investor confidence in the stock and bond markets, generally;

•	changes in tax laws;

•	future equity issuances;

•	failure to meet earnings estimates;

•	failure to qualify and maintain our qualification as a REIT;

•	changes in our credit ratings; and

•	general market and economic conditions.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in the price of their common stock. This type of litigation could result in substantial costs and divert our management’s attention and resources, which could have an adverse effect on our financial condition, results of operations, cash flows and our ability to pay distributions on, and the per share trading price of, our common stock.

Differences between the book value of the assets to be acquired in the formation transactions and the price paid for our common stock will result in an immediate and material dilution of the book value of our common stock.

As of March 31, 2013, the aggregate historical combined net tangible book value of the interests and assets to be transferred to our operating partnership was approximately $84.9 million, or $9.79 per share of our common stock held by the prior investors, assuming the exchange of common units into shares of our common stock on a one-for-one basis. As a result, the pro forma net tangible book value per share of our common stock after the completion of our formation transactions and this offering will be less than the initial public offering price. The purchasers of shares of our common stock offered hereby will experience immediate and substantial dilution of $3.71 per share in the pro forma net tangible book value per share of our common stock.

Market interest rates may have an effect on the per share trading price of our common stock.

One of the factors that will influence the price of our common stock will be the dividend yield on the common stock (as a percentage of the price of our common stock) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of our common stock to expect a higher dividend yield and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution. Thus, higher market interest rates could cause the market price of our common stock to decrease.

The number of shares of our common stock available for future issuance or sale could adversely affect the per share trading price of our common stock.

We are offering 16,000,000 shares of our common stock as described in this prospectus. Upon completion of this offering, the formation transactions and the concurrent private placement, we will have outstanding approximately 25,239,339 shares of our common stock. Of these shares, the 16,000,000 shares sold in this offering will be freely tradable, except for any shares purchased in this offering by our affiliates, as that term is defined by Rule 144 under the Securities Act. Upon completion of this offering, our directors and management and their affiliates, together with third party prior investors in the Rexford Funds, will beneficially own 12,953,758 shares of our common stock. In connection with this offering, we have entered into a lock-up agreement that prevents us from offering additional common stock until 180 days after the date of this prospectus, as described in “Underwriting.” Our executive officers, directors and participants in the formation transactions and the concurrent private placement may sell the shares of our common stock that they acquire in the formation transactions and the concurrent private placement or are granted in connection with the offering at any time following the expiration of the lock-up period for such shares, which expires 360 days after the completion of this offering for our executive officers and directors and 180 days for the other participants in the formation transactions and the concurrent private placement, or earlier with the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Securities, LLC and FBR Capital Markets & Co. These lock-up provisions, at any time and without notice, may be waived by Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Securities, LLC and FBR Capital Markets & Co. If the restrictions under the lock-up agreements are waived, our common stock may become available for resale into the market, subject to applicable law, which could reduce the per share trading price for our common stock.

We cannot predict whether future issuances or sales of shares of our common stock or the availability of shares for resale in the open market will decrease the per share trading price per share of our common stock. The per share trading price of our common stock may decline significantly when the restrictions on resale by certain of our stockholders lapse or upon the registration of additional shares of our common stock pursuant to registration rights granted in connection with the formation transactions and the concurrent private placement.

The issuance of substantial numbers of shares of our common stock in the public market, or upon exchange of common units, or the perception that such issuances might occur could adversely affect the per share trading price of the shares of our common stock.

The exercise of the underwriters’ over-allotment option, the exchange of common units for common stock or the vesting of any stock awards granted to certain directors, executive officers and other employees under our 2013 Incentive Award Plan, the issuance of our common stock or common units in connection with future property, portfolio or business acquisitions and other issuances of our common stock could have an adverse effect on the per share trading price of our common stock, and the authorization of grants of awards covering common units or shares of our common stock under our 2013 Incentive Award Plan, may adversely affect the terms upon which we may be able to obtain additional capital through the sale of equity securities. In addition, future issuances of shares of our common stock may be dilutive to existing stockholders.

Future offerings of debt securities, which would be senior to our common stock upon liquidation, and/or preferred equity securities which may be senior to our common stock for purposes of dividend distributions or upon liquidation, may adversely affect the per share trading price of our common stock.

In the future, we may attempt to increase our capital resources by making additional offerings of debt or equity securities (or causing our operating partnership to issue debt or equity securities), including medium-term notes, senior or subordinated notes and classes or series of preferred stock. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will be entitled to receive our available assets prior to distribution to the holders of our common stock. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock and may result in dilution to owners of our common stock. Holders of our common stock are not entitled to preemptive rights or other protections against dilution. Our preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments that could limit our ability pay dividends to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future offerings.

Future sales of shares of our common stock by insiders may depress the per share trading price of our common stock.

Any sales of a substantial number of shares of our common stock, or the perception that those sales might occur, may cause the per share trading price of the common stock to decline. Based on the mid-point of the price range set forth on the cover page of this prospectus, after this offering and the expiration of any applicable transfer restrictions imposed in connection with this offering and our partnership agreement, our directors and our executive officers will have the ability to sell approximately 10.8% of our common stock on a fully diluted basis. Although our directors and executive officers have agreed not to sell the common stock they hold for 360 days after this offering, they may sell a significant number of shares after that time, which could depress the per share trading price of our common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make statements in this prospectus that are forward-looking statements, which are usually identified by the use of words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans” “projects,” “seeks,” “should,” “will,” and variations of such words or similar expressions. Our forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by our forward-looking statements are reasonable, we can give no assurance that our plans, intentions, expectations, strategies or prospects will be attained or achieved and you should not place undue reliance on these forward-looking statements. Furthermore, actual results may differ materially from those described in the forward-looking statements and may be affected by a variety of risks and factors including, without limitation:

•

the factors included in this prospectus, including those set forth under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business”;

•	the competitive environment in which we operate;

•	real estate risks, including fluctuations in real estate values and the general economic climate in local markets and competition for tenants in such markets;

•	decreased rental rates or increasing vacancy rates;

•	potential defaults on or non-renewal of leases by tenants;

•	potential bankruptcy or insolvency of tenants;

•	acquisition risks, including failure of such acquisitions to perform in accordance with projections;

•	the timing of acquisitions and dispositions;

•	potential natural disasters such as earthquakes, wildfires or floods;

•	national, international, regional and local economic conditions;

•	the general level of interest rates;

•

potential changes in the law or governmental regulations that affect us and interpretations of those laws and regulations, including changes in real estate and zoning or REIT tax laws, and potential increases in real property tax rates;

•

financing risks, including the risks that our cash flows from operations may be insufficient to meet required payments of principal and interest and we may be unable to refinance our existing debt upon maturity or obtain new financing on attractive terms or at all;

•	lack of or insufficient amounts of insurance;

•	our ability to qualify and maintain our qualification as a REIT;

•	litigation, including costs associated with prosecuting or defending claims and any adverse outcomes; and

•	possible environmental liabilities, including costs, fines or penalties that may be incurred due to necessary remediation of contamination of properties presently owned or previously owned by us.

Any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. Except as required by law, we are not obligated to, and do not intend to, update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Market data and industry forecasts and projections used in this prospectus have been obtained from DAUM or other independent industry sources. Forecasts, projections and other forward-looking information obtained from DAUM or other sources are subject to similar qualifications and uncertainties as other forward-looking statements in this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from the sale of shares of our common stock in this offering will be approximately $201.8 million (or approximately $233.1 million if the underwriters exercise their over-allotment option in full), in each case assuming an initial public offering price of $14.00 per share, which is the mid-point of the price range set forth on the front cover of this prospectus, and after deducting underwriting discounts and commissions of approximately $15.7 million (or approximately $18.0 million if the underwriters exercise their over-allotment option in full) and estimated offering expenses of approximately $7.5 million (including $1.0 million which has been prepaid) payable by us. In addition, concurrently with the completion of this offering, we will issue 3,358,311 shares of our common stock to accredited investors in the Rexford Funds and certain members of the Rexford management team pursuant to the concurrent private placement. In addition, we estimate the incremental net proceeds from the concurrent private placement will be approximately $47.0 million, resulting in total net proceeds of $248.8 million.

We will contribute the net proceeds we receive from this offering and the concurrent private placement to our operating partnership in exchange for common units in our operating partnership.

We expect our operating partnership will use the net proceeds, together with the proceeds from our new $60 million term loan, borrowings under our proposed revolving credit facility and contributions to our operating partnership of approximately $2.0 million of cash working capital in connection with the formation transactions, as described below:

•

approximately $76.4 million (including principal and related accrued interest) to repay mortgage debt secured by certain of the properties we will acquire in our formation transactions, which bears interest at a weighted average rate of 3.7% per annum and has a weighted average remaining years to maturity of 1.3 years;

•

approximately $46.3 million (including principal and related accrued interest) to repay a loan to Fund I that is secured by certain of the properties we will acquire in our formation transactions, which bears interest at a weighted average rate of 5.3% per annum. The $46.3 million loan is scheduled to mature on May 31, 2014;

•

approximately $40.0 million (including principal and related accrued interest) to repay a loan to Fund II that is secured by certain of the properties we will acquire in our formation transactions, which bears interest at a fixed rate of 6% and is scheduled to mature on October 1, 2013;

•

approximately $74.4 million (including principal and related accrued interest) to repay both tranches of a loan to Fund III that are secured by certain of the properties we will acquire in our formation transactions. These tranches bear interest at a fixed rate of 5.6% and 12.0% per annum. Both tranches of this loan are scheduled to mature on August 31, 2014;

•

approximately $64.5 million (including principal and related accrued interest) to repay a loan to Fund IV that is secured by certain of the properties we will acquire in our formation transactions, which bears interest at a fixed rate of 6% and is scheduled to mature on October 1, 2013;

•

approximately $2.8 million to pay prepayment costs, exit fees, unpaid expenses or fees and assumption fees in connection with the retirement of indebtedness and the attainment of lender consents on existing indebtedness;

•	approximately $1.5 million in fees associated with the proposed revolving credit facility and the new term loan;

•	approximately $0.6 million to pay transfer taxes and fees associated with the contribution of properties to us;

•	approximately $0.7 million to pay non-accredited investors in connection with the formation transactions;

•	approximately $6.5 million to fund the excess working capital distribution; and

•	the remaining amounts to acquire and manage industrial properties and for general corporate purposes.

Prior to the full deployment of the net proceeds as described above, we intend to invest the undeployed net proceeds in interest-bearing short-term investment grade securities or money-market accounts that are consistent with our intention to qualify as a REIT, including, for example, government and government agency certificates, certificates of deposit and interest-bearing bank deposits. We expect that these initial investments will provide a lower net return than we expect to receive from investments in industrial properties.

If the underwriters exercise their over-allotment option in full, we expect to use the additional approximately $31.2 million of net proceeds for general corporate purposes, including acquisitions of real estate assets.

The debt repayment described above is an estimate based on principal and related accrued interest outstanding as of March 31, 2013. The actual amounts of the debt repayments will depend on the principal and related accrued interest outstanding at the time of payment and may be greater than or less than our estimates above.

DISTRIBUTION POLICY

We are a newly formed company that has not commenced operations, and as a result, we have not paid any distributions as of the date of this prospectus. U.S. federal income tax laws generally require that a REIT distribute annually at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gains. To satisfy the requirements to qualify as a REIT and generally not be subject to U.S. federal income tax, we intend to make quarterly distributions of all or substantially all of our REIT taxable income, determined without regard to the deduction for dividends paid, to holders of our common stock out of assets legally available therefor. We intend to pay a pro rata initial distribution with respect to the period commencing on the completion of this offering and ending at the last day of the then-current fiscal quarter, based on a distribution of $0.123 per share for a full quarter. On an annualized basis, this would be $0.49 per share, or an annual distribution rate of approximately 3.5% based on the mid-point of the price range set forth on the front cover of this prospectus. We estimate this initial annual distribution rate will represent approximately 82.0% of estimated cash available for distribution to our common stockholders for the 12 months ending March 31, 2014. We intend to maintain our initial distribution rate for the 12-month period following completion of this offering unless our actual results of operations, economic conditions or other factors differ materially from the assumptions used in our estimate. These distributions and any future distributions we make will be at the discretion of our board of directors and will depend upon our earnings and financial condition, maintenance of REIT qualification, the applicable restrictions contained in the MGCL and such other factors as our board may determine in its sole discretion. We anticipate that our estimated cash available for distribution will exceed the annual distribution requirements applicable to REITs. However, under some circumstances, we may be required to pay distributions in excess of cash available for distribution in order to meet these distribution requirements and may need to use the proceeds from future equity and debt offerings, sell assets or borrow funds to make some distributions. We have no intention to use the net proceeds of this offering to make distributions nor do we intend to make distributions using shares of common stock.

We do not intend this estimate to be a projection or forecast of our actual results of operations or our liquidity, and have estimated cash available for distribution for the sole purpose of determining the amount of our initial annual distribution rate. Our estimate of cash available for distribution should not be considered as an alternative to cash flow from operating activities (computed in accordance with GAAP) or as an indicator of our liquidity or our ability to pay dividends or make other distributions. In addition, the methodology upon which we made the adjustments described below is not necessarily intended to be a basis for determining future dividends or other distributions. We cannot assure you that our distribution policy will not change in the future.

The following table describes our pro forma net income (loss) before non-controlling interest for the year ended December 31, 2012, and the adjustments we have made thereto in order to estimate our initial cash available for distribution to the holders or our common stock for the 12 months ending March 31, 2014 (dollars in thousands, except per share data). The table reflects our condensed consolidated information, including common units in our operating partnership.

Pro forma net loss before non-controlling interest for the 12 months ended December 31, 2012	$(1,192)
Less: pro forma net loss before non-controlling interest for the three months ended March 31, 2012	2,922
Add: pro forma net loss before non-controlling interest for the three months ended March 31, 2013	(2,026)

Pro forma net income (loss) before non-controlling interest for the 12 months ended March 31, 2013	$(296)
Add: Pro forma real estate depreciation and amortization	18,222
Add: Amortization of deferred financing costs(1)	514
Less: Net effects of straight-line rents and amortization of acquired above/below market lease intangibles	(385)
Add: Equity in earnings of unconsolidated real estate entities	45
Less: Note Receivable discount amortization.	(123)
Less: Note Payable premium amortization	(45)
Add: Non-cash compensation expense	3,234
Add: Net increases in contractual rent income and related revenue(2)	1,344
Less: Net decreases in contractual rental and related revenue due to lease expirations, assuming renewals consistent with 2011, 2012 and Q1’13 historical data(3)	(1,965)

Estimated cash flows provided by operations for the 12 months ending December 31, 2014	$20,545
Estimated cash flows used in investing activities
Less: Provision for tenant improvements and leasing commissions(4)	(2,830)
Less: Estimated annual provision for recurring capital expenditures(5)	(273)

Total estimated cash flows used in investing activities	$(3,103)
Estimated cash flows used in financing activities—scheduled debt principal payments(6)	(121)

Estimated cash available for distribution for the 12 months ending December 31, 2014	$17,321

Estimated distribution to non-controlling interests	1,820
Estimated distribution to common shareholders(7)	12,367
Total estimated distribution to common stock and common unit holders	$14,187
Estimated distribution per share and unit(8)	$0.49
Payout ratio based on estimated cash available for distribution to our holders of common stock(9)	82%

(1)	Represents one year of amortization of deferred financing costs associated with our new term loan, our debt on Glendale Commerce Center and our debt on 10700 Jersey Blvd.
(2)	Represents the sum of (i) rent income from contractual rent increases and renewals of $826,464, less (ii) rent abatements of $980,117 associated with in-place leases, plus (iii) contractual rent income from uncommenced leases of $2,185,979, less (iv) net of rent abatements totaling $688,799 associated with uncommenced leases, all for the period from April 1, 2013 through March 31, 2014. On an annualized basis, contractual rent income from uncommenced leases equals $4,813,779 less rent abatements equal to $727,840.
(3)	Represents estimated net decreases in contractual rent revenue during the 12 months ending March 31, 2014 due to lease expirations, assuming a renewal rate of 63.21% based on expiring square feet, which was our full year 2011 and 2012 combined with the first quarter of 2013 renewal rate, and rental rates on renewed leases equal to the in-place rates for such leases at expiration. This adjustment gives effect only to expirations net of estimated renewals, and does not take into account new leasing. During 2011, 2012 and the first quarter of 2013, we leased approximately 3.7 million square feet, representing approximately $31.0 million of annualized base rents. Of these amounts, approximately 1.8 million square feet related to renewals, representing approximately $16.4 million of annualized base rents, and approximately 1.8 million square feet related to new leases, representing approximately $14.6 million of annualized base rents.

			Gross Leasing Activity
	Expiring Leases		Renewals		Renewal Retention %		New Leases
	Number of leases	Rentable square feet	Number of leases	Rentable square feet	Number of leases	Rentable square feet	Number of leases	Rentable square feet
Q1-2013	93	425,011	59	337,887	63.44%	79.50%	38	283,507
Q4-2012	69	291,409	49	231,655	71.01%	79.49%	37	201,942
Q3-2012	88	367,803	55	228,677	62.50%	62.17%	44	316,567
Q2-2012	91	600,994	60	447,337	65.93%	74.43%	50	183,158
Q1-2012	48	304,793	30	148,889	62.50%	48.85%	41	132,087
Q4-2011	40	289,516	21	121,930	52.50%	42.12%	22	136,209
Q3-2011	29	79,106	18	44,881	62.07%	56.74%	22	147,636
Q2-2011	39	401,583	15	154,907	38.46%	38.57%	22	253,185
Q1-2011	31	126,238	22	108,258	70.97%	85.76%	33	172,048

Total	528	2,886,453	329	1,824,421	63.21%	63.21%	309	1,826,339

(4)

Provision for tenant improvements and leasing commissions includes (i) any contractually committed tenant improvement or leasing commission costs to be paid or incurred in the 12 months ending March 31, 2014 related to any new leases or lease renewals entered into as of March 31, 2013 and (ii) an estimate of tenant improvements and leasing commissions for the estimated lease renewals described in footnote (3) above based on tenant improvements and leasing commissions for renewal leases across our portfolio in the years ended December 31, 2011 and 2012 and the three months ended March 31, 2013. During the 12 months ending March 31, 2014, we expect to have additional tenant improvement and leasing commission expenditures related to new leasing that occurs after March 31, 2014. Any increases in such expenditures would be directly related to such new leasing in that such expenditures would only be committed to when a new lease is signed. Except for the estimate of tenant improvements and leasing commissions for the estimated lease renewals described in footnote (3) above, increases in expenditures for tenant improvements and leasing commissions for new and renewal leases are not included herein.

	Three Months Ended March 31,	Year Ended December 31,		Weighted Average January 1, 2011— March 31, 2013
	2013	2012	2011
Tenant Improvements
Renewal leases	$14,000	$525,000	$2,000
Total square feet	25,390	208,841	32,465
Tenant improvements per square foot	$0.55	$2.51	$0.06	$2.03

Leasing Commissions
Renewal leases	$50,000	$514,000	$201,000
Total square feet	66,200	352,484	218,778
Leasing commissions per square foot	$0.76	$1.46	$0.92	$1.20

(5)	Estimated annual provision for recurring capital expenditures is based on $0.05 per leasable square foot of such expenditures for our consolidated portfolio. This estimate is based on the average per square foot recurring capital expenditures, for the years ended December 31, 2010, 2011 and 2012 and the three months ended March 31, 2013, multiplied by the square footage of our initial portfolio. Recurring capital expenditures is defined as expenditures made in respect of a property for maintenance of such property and replacement of items due to ordinary wear and tear including, but not limited to, expenditures made for maintenance or replacement of parking lot, roofing materials, mechanical systems, HVAC systems and other structural systems. Recurring capital expenditures shall not include any of the following: (a) improvements to the appearance of such property or any other major upgrade or renovation of such property not necessary for proper maintenance or marketability of such property; (b) capital expenditures for seismic upgrades; or (c) capital expenditures for deferred maintenance for such property existing at the time such property was acquired.

	Three Months Ended March 31,	Year Ended December 31,			Weighted Average January 1, 2010— March 31, 2013
	2013	2012	2011	2010
Recurring capital expenditures	$72,000	$367,000	$225,000	$240,228
Total square feet	5,014,382	5,093,752	4,562,842	3,993,092
Recurring capital expenditures per square foot	$0.01	$0.07	$0.05	$0.06	$0.05

(6)	Represents all scheduled debt repayments for the 12 months ending March 31, 2014, including both amortization and other principal repayments, excluding $301.6 million of debt that we intend to repay with net proceeds of this offering and the new term loan that we expect to have in place at the completion of this offering.
(7)	Our estimated cash available for distribution and estimated cash distribution to our stockholders is based on an estimated ownership by us of approximately 86.8% partnership interest in our operating partnership.
(8)	Estimated distribution per share for the 12 months ending March 31, 2014 is based on 25,239,339 shares outstanding following the completion of this offering and the concurrent private placement and estimated distribution per common unit for the 12 months ending March 31, 2014 is based on 3,714,419 common units outstanding following the completion of this offering (excluding common units held by our company).
(9)	Calculated as estimated initial annual distribution per share divided by estimated cash available for distribution to common stockholders for the 12 months ending March 31, 2014.

CAPITALIZATION

The following table sets forth as of March 31, 2013:

•	the actual capitalization of Rexford Industrial Realty, Inc. Predecessor; and

•

our pro forma capitalization, which gives effect to the completion of the formation transactions and the sale of 16,000,000 shares of common stock in this offering at an assumed initial public offering price of $14.00 per share (the mid-point of the offering price range on the cover of this prospectus), net of the underwriting discounts and estimated organizational and offering expenses payable by us, the sale of 3,358,311 shares of common stock in the concurrent private placement at an assumed offering price of $14.00 per share (the mid-point of the offering price range on the cover of this prospectus), without payment of the underwriting discounts, and the grant of awards covering 923,929 shares of our common stock to our executive officers, certain employees and independent directors.

This table should be read in conjunction with “Use of Proceeds,” “Selected Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Rexford Industrial Realty, Inc. Predecessor’s historical audited financial statements and the unaudited pro forma financial information and related notes appearing elsewhere in this prospectus.

	As of March 31, 2013
	Rexford Industrial Realty, Inc. Predecessor Historical ($ in thousands)	Company Pro Forma(1)(2)(3) ($ in thousands)
Notes payable(4)	$313,118	$129,290
Equity	94,907	—
Stockholders’ equity:
Preferred stock, $0.01 par value per share, no shares authorized, issued and outstanding, actual, 10,000,000 shares authorized, no shares issued and outstanding, as adjusted	—	—
Common stock, $0.01 par value per share; 100,000 shares authorized, 100 shares issued and outstanding, actual and 490,000,000 shares authorized, 24,315,410 shares issued and outstanding, as adjusted	—	243
Additional paid-in capital	—	275,798
Non-controlling interest in our operating partnership	—	42,168

Total equity	94,907	318,209

Total capitalization	$408,025	$447,499

(1)	Assumes 16,000,000 shares of common stock will be sold in this offering at an initial public offering price of $14.00 per share for net proceeds of approximately $201.8 million after deducting the underwriting discounts and estimated organizational and offering expenses of approximately $7.5 million (including $1.0 million which has been prepaid), and 3,358,311 shares of common stock will be issued in the concurrent private placement. See “Use of Proceeds.”
(2)	Does not include exercise of the underwriters’ option to purchase up to 2,400,000 additional shares of common stock.
(3)

The common stock outstanding as adjusted includes (i) 4,957,099 shares of common stock issued to prior investors in the Rexford Funds and the management companies in connection with the formation transactions and (ii) 3,358,311 shares of common stock issued in the concurrent private placement. The common stock outstanding as adjusted does not include (i) shares issuable upon the exchange of

3,714,419 common units in our operating partnership to be issued to prior investors in the Rexford Funds or the management companies in connection with the formation transactions, which are redeemable at the option of the holder beginning 14 months after the later of the completion of this offering or the date on which a person first became a holder of common units and exchangeable, under certain circumstances and at our election, into an equal number of shares of our common stock, subject to certain adjustments and the restrictions on ownership and transfer of our stock set forth in our charter, (ii) 698,215 shares of our common stock to be granted to our executive officers and certain employees under our 2013 Incentive Award Plan upon the completion of this offering, (iii) 214,286 shares of our common stock to be granted to Mr. Ziman under our 2013 Incentive Award Plan, (iv) 11,428 shares of our common stock to be granted to our independent directors under our 2013 Incentive Award Plan upon the completion of this offering or (v) shares of our common stock or LTIP units reserved for issuance under our 2013 Incentive Award Plan (in addition to the shares covered by awards to be granted in connection with this offering). See “Executive Compensation—2013 Incentive Award Plan.”
(4)	We expect to enter into a new $60 million term loan and borrow approximately $21.2 million on our $200 million revolving credit facility, which will be used at the completion of this offering to repay a portion of outstanding mortgage debt and acquire the Orion and Oxnard properties which we are currently under contract to purchase, assuming that this offering prices at the mid-point of the price range set forth on the cover page of this prospectus.

DILUTION

Purchasers of our common stock offered in this prospectus will experience an immediate and substantial dilution of the net tangible book value per share of our common stock from the initial public offering price. As of March 31, 2013, we had a pro forma net tangible book value of approximately $84.9 million, or $9.79 per share of our common stock held by prior investors, assuming the exchange of 3,714,419 outstanding common units into shares of our common stock on a one-for-one basis. After giving effect to the sale of the shares of our common stock offered hereby and in the concurrent private placement, including the use of proceeds as described under “Use of Proceeds,” and our formation transactions, the deduction of underwriting discounts and commissions, and estimated formation transaction and offering expenses, the pro forma net tangible book value as of March 31, 2013 attributable to common stockholders, including the effects of the grants of awards covering shares of our common stock to our executive officers, directors and certain employees, would have been $297.9 million, or $10.29 per share of our common stock. This amount represents an immediate increase in net tangible book value of $0.50 per share to prior investors and an immediate dilution in pro forma net tangible book value of $3.71 per share from the assumed public offering price of $14.00 per share of our common stock to new public investors. See “Risk Factors—Risks Related to this Offering—Differences between the book value of the assets to be acquired in the formation transactions and the price paid for our common stock will result in an immediate and material dilution of the book value of our common stock.” The following table illustrates this per share dilution:

Assumed initial public offering price per share	$14.00
Net tangible book value per share before our formation transactions, the concurrent private placement and this offering(1)	$9.79
Net increase in pro forma net tangible book value per share attributable to our formation transactions, the concurrent private placement and this offering	$0.50
Pro forma net tangible book value per share after our formation transactions, the concurrent private placement and this offering(2)	$10.29
Dilution in pro forma net tangible book value per shares to new investors(3)	$3.71

(1)	Net tangible book value per share of our common stock before our formation transactions, the concurrent private placement and this offering is determined by dividing net tangible book value based on March 31, 2013 net book value of the tangible assets (consisting of total assets less intangible assets, which are comprised of goodwill (if applicable), deferred financing and leasing costs, acquired above-market leases and acquired in place lease value, net of liabilities to be assumed, excluding acquired below market leases) of our predecessor business by the number of shares of our common stock held by prior investors after this offering, assuming the exchange for shares of our common stock on a one-for-one basis of the common units to be issued to our prior investors in connection with our formation transactions.
(2)	Based on pro forma net tangible book value of approximately $297.9 million divided by the sum of shares of our common stock and common units (other than common units held by us) to be outstanding upon completion of this offering, the formation transactions and the concurrent private placement, including 923,929 shares of restricted common stock to be issued to our executive officers, directors and certain employees upon completion of this offering.
(3)	Dilution is determined by subtracting pro forma net tangible book value per share of our common stock after giving effect to our formation transactions, the concurrent private placement and this offering from the initial public offering price paid by a new investor for a share of our common stock.

Differences Between New Investors and Prior Investors in Number of Shares and Amount Paid

The table below summarizes, as of March 31, 2013, on a pro forma basis after giving effect to this offering, the formation transactions and the concurrent private placement, the differences between the number of shares of our common stock and common units to be received by the prior investors in the formation transactions and the concurrent private placement and the new investors purchasing shares of our common stock in this offering, the total consideration paid and the average price per share or unit paid by the prior investors in the formation transactions (based on the net tangible book value attributable to the prior investors in the formation transactions) and the cash paid in the concurrent private placement and by the new investors purchasing shares of our common stock in this offering.

	Shares Issued		Common Units Issued		Net Tangible Book Value of Contribution(1)/Cash		Average Amount Per Share/Unit
(dollars and shares in millions, except per share data)	Number	Percentage	Number	Percentage	Amount	Percentage
Prior investors	9,239,339	36.6%	3,714,419	100.0%	$97,116,000	32.7%	$7.50
New investors	16,000,000	63.4%	—	0%	200,820,000	67.3%	$12.55
Total	25,239,339	100.0%	3,714,419	100.0%	$297,936,000	100.0%	$10.29

(1)	Represents pro forma net tangible book value as of March 31, 2013, of the assets contributed to us in the formation transactions.

SELECTED FINANCIAL INFORMATION

The following table sets forth selected financial and operating data on (i) a pro forma basis for our company and (ii) a historical basis for “Rexford Industrial Realty, Inc. Predecessor.” Rexford Industrial Realty, Inc. Predecessor consists of RI, LLC, Sponsor, Fund V REIT and their consolidated subsidiaries, which consist of one limited partnership and four limited liability companies, and their subsidiaries. Each of the entities comprising Rexford Industrial Realty, Inc. Predecessor owned, managed, and controlled (individually or jointly as discussed in more detail elsewhere in the prospectus) by our predecessor principals. As such, we have combined these entities on the basis of common ownership and common management. Upon completion of our formation transactions, the concurrent private placement and this offering, we will acquire the interests owned directly or indirectly by Rexford Industrial Realty, Inc. Predecessor in 61 industrial properties, including two properties that we currently have under contract to purchase.

We have not presented historical information for Rexford Industrial Realty, Inc. because we have not had any corporate activity since our formation and because we believe that a discussion of the results of Rexford Industrial Realty, Inc. would not be meaningful.

You should read the following summary financial and operating data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our unaudited pro forma consolidated financial statements and related notes, and the historical combined financial statements and related notes of Rexford Industrial Realty, Inc. Predecessor included elsewhere in the prospectus.

The unaudited pro forma condensed consolidated balance sheet data is presented as if our formation transactions, the concurrent private placement and this offering had occurred on March 31, 2013, and the unaudited pro forma statements of operations and other data for the three months ended March 31, 2013 and the year ended December 31, 2012, is presented as if our formation transactions, the concurrent private placement and this offering had occurred on January 1, 2012. The unaudited pro forma condensed consolidated financial statements include the effects of the contribution of the entities that comprise Rexford Industrial Realty, Inc. Predecessor, including (i) RI, LLC and it consolidated subsidiaries, (ii) Sponsor and Fund V REIT and their consolidated subsidiaries and (iii) other contributions or acquisitions of non-predecessor entities. The contribution of Sponsor and Fund V REIT and their consolidated subsidiaries and the other contributions or acquisitions of non-predecessor entities has been accounted for using the acquisition method of accounting as discussed in more detail elsewhere in the prospectus. The pro forma financial information is not necessarily indicative of what our actual financial condition would have been as of March 31, 2013 or what our actual results of operations would have been assuming our formation transactions, the concurrent private placement and this offering had been completed as of January 1, 2012, nor does it purport to represent our future financial position or results of operations.

The unaudited summary historical combined balance sheet information as of March 31, 2013 and statement of operations data for the three months ended March 31, 2013 and 2012 have been derived from the unaudited combined financial statements of Rexford Industrial Realty, Inc. Predecessor included elsewhere in this prospectus. The summary historical combined balance sheet information as of December 31, 2012 and 2011, and the historical combined statement of operations data for the years ended December 31, 2012 and 2011 have been derived from the combined financial statements of Rexford Industrial Realty, Inc. Predecessor, which were audited by Ernst & Young LLP, independent registered public accountants, and are included elsewhere in this prospectus.

	Three Months Ended March 31,			Year Ended December 31,
	Company Pro Forma Consolidated	Rexford Predecessor Historical Combined		Company Pro Forma Consolidated	Rexford Predecessor Historical Combined
	2013	2013	2012	2012	2012	2011
	(Unaudited)	(Unaudited)		(Unaudited)
	(in thousands)			(in thousands)
Statement of Operations Data:
Revenue
Rental revenues	$9,592	$7,902	$7,039	$35,500	$28,586	$23,696
Tenant reimbursements	1,095	904	789	4,085	3,262	2,438
Management, leasing and development services	261	261	64	519	519	316
Other income	119	118	17	115	124	149

Total rental revenues	11,067	9,185	7,909	40,219	32,491	26,599
Interest income	248	311	337	1,011	1,577	1,578

Total revenues	11,315	9,496	8,246	41,230	34,068	28,177

Expenses
Property expenses	2,801	2,171	1,987	10,734	8,328	6,865
General and administrative	2,040	1,153	983	8,683	5,146	3,729
Depreciation and amortization	7,273	3,208	3,526	17,822	12,727	9,874
Other property expenses	349	341	276	1,324	1,302	1,030

Total operating expenses	12,463	6,873	6,772	38,563	27,503	21,498
Other (income) expense
Acquisition expenses	—	93	68	—	599	1,022
Interest expense	939	3,906	4,209	3,754	17,452	17,970
Gain on mark-to-market interest rate swaps	—	(49)	(612)	—	(2,361)	(4,185)

Total other (income) expense	939	3,950	3,665	3,754	15,690	14,807

Total expenses	13,402	10,823	10,437	42,317	43,193	36,305

Equity in income (loss) of unconsolidated real estate entities	61	(212)	57	(105)	122	185
Gain from early repayment of note receivable	—	1,365	—	—	—	—
Loss on extinguishment of debt	—	(37)	—	—	—	—

Net income (loss) from continuing operations	(2,026)	(211)	(2,134)	(1,192)	(9,003)	(7,943)

Discontinued operations
Income (loss) from discontinued operations before gains on settlement of debt and sale of real estate	—	64	34	—	(9)	(897)
Loss on extinguishment of debt	—	(209)	—	—	—	—
Gain on sale of real estate	—	2,409	—	—	55	2,503

Income from discontinued operations	—	2,264	34	—	46	1,606

Net income (loss)	$(2,026)	$2,053	$(2,100)	$(1,192)	$(8,957)	$(6,337)

	Three Months Ended March 31,			Year Ended December 31,
	Company Pro Forma Consolidated	Rexford Predecessor Historical Combined		Company Pro Forma Consolidated	Rexford Predecessor Historical Combined
	2013	2013	2012	2012	2012	2011
	(Unaudited)	(Unaudited)		(Unaudited)
	(in thousands)			(in thousands)
Balance Sheet Data (End of Period):
Rental property, before accumulated depreciation	$466,217	$383,944			$383,316	$358,995
Rental property, after accumulated depreciation	$418,867	$324,196			$326,139	$311,734
Total assets	$456,549	$420,390			$420,496	$383,215
Notes payable	$129,290	$313,118			$308,991	$297,000
Total liabilities	$138,340	$325,483			$324,248	$315,535
Owners’/stockholders’ equity (deficit)	$318,209	$94,907			$96,248	$67,680
Other Data:
Cash flow provided (used) by operating activities		$1,372	$1,591		$1,080	$(3,349)
Cash flow provided (used) in investing activities		$6,640	$(5,181)		$(23,778)	$(42,303)
Cash flow provided (used) in financing activities		$(4,065)	$4,944		$45,269	$51,569
Total number of in-service properties	61	59	54	61	60	53
NOI(1)
Rental revenue	$9,592	$7,902	$7,039	$35,500	$28,586	$23,696
Tenant recoveries	1,095	904	789	4,085	3,262	2,438
Other operating revenue	380	379	81	634	643	465
Property expenses	(2,801)	(2,171)	(1,987)	(10,734)	(8,328)	(6,865)
Other property expenses	(349)	(341)	(276)	(1,324)	(1,302)	(1,030)

NOI	$7,917	$6,673	$5,646	$28,161	$22,861	$18,704

EBITDA(1)
Net income (loss)	$(2,026)	$2,053	$(2,100)	$(1,192)	$(8,957)	$(6,337)
Interest expense	939	3,906	4,209	3,754	17,452	17,970
Depreciation and amortization	7,273	3,208	3,526	17,822	12,727	9,874

EBITDA	$6,186	$9,167	$5,635	$20,384	$21,222	$21,507

FFO(1)
Net income (loss)	$(2,026)	$2,053	$(2,100)	$(1,192)	$(8,957)	$(6,337)
Depreciation and amortization, including amounts in discontinued operations	7,273	3,286	3,657	17,822	13,217	10,687
Depreciation and amortization from unconsolidated joint ventures and tenants in common	97	470	39	266	409	126
Loss from early extinguishment of debt	—	246	—	—	—	—
Gain on sale	—	(2,409)	—	—	(55)	(2,503)

FFO	$5,344	$3,646	$1,596	$16,896	$4,614	$1,973

(1)	Amounts are unaudited and include capitalized leasing and development payroll. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more detailed explanations of NOI, EBITDA and FFO, and reconciliations of NOI, EBITDA and FFO to net income computed in accordance with GAAP.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those expressed or implied in forward-looking statements for many reasons, including the risks described in “Risk Factors” and elsewhere in this prospectus. You should read the following discussion together with the “Cautionary Note Regarding Forward-Looking Statements” and the pro forma and combined historical financial statements and related notes included elsewhere in this prospectus.

The following discussion and analysis is based on, and should be read in conjunction with the unaudited financial statements and notes thereto as of March 31, 2013 and audited combined historical financial statements and related notes thereto as of and for the years ended December 31, 2012 and 2011 of Rexford Industrial Realty, Inc. Predecessor. We have not had any corporate activity since our formation, other than the issuance of 100 shares of our common stock in connection with our initial capitalization and activities in preparation for our formation transactions, the concurrent private placement and this offering. Accordingly, we believe that a discussion of our results of operations would not be meaningful, and this discussion and analysis therefore only discusses the combined results of Rexford Industrial Realty, Inc. Predecessor. For more information regarding these companies, see “Selected Financial Information.” All significant intercompany balances and transactions have been eliminated in the financial statements. Where appropriate, the following discussion includes analysis of the effects of the formation transactions, the concurrent private placement, certain other transactions and this offering. These effects are reflected in the unaudited pro forma combined financial statements located elsewhere in this prospectus. As used in this section, unless the context otherwise requires, “we,” “us,” “our” and “our company” mean Rexford Industrial Realty, Inc. Predecessor for the periods presented and Rexford Industrial Realty, Inc. and its consolidated subsidiaries upon completion of this offering, the formation transactions and the concurrent private placement.

Overview

Rexford Industrial Realty, Inc. is a newly organized Maryland corporation formed to operate as a self-administered and self-managed REIT focused on owning and operating industrial properties in Southern California infill markets. We were formed to succeed our predecessor business, which is controlled and operated by our principals, Richard Ziman, Howard Schwimmer and Michael Frankel, who collectively have decades of experience acquiring, owning and operating industrial properties in Southern California infill markets. Upon completion of our formation transactions, our initial portfolio will consist of 61 properties with approximately 6.7 million rentable square feet, including two properties that we currently have under contract to purchase, and we will manage an additional 20 properties with approximately 1.2 million rentable square feet.

We intend to elect and qualify to be taxed as a REIT under the Code, commencing with the year ending December 31, 2013, and generally will not be subject to U.S. federal taxes on our income to the extent we annually distribute at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid, to our stockholders and otherwise maintain our qualification as a REIT. We are structured as an UPREIT and will own substantially all of our assets and conduct substantially all of our business through our operating partnership. We will serve as the sole general partner and expect to own an approximately 86.8% interest in our operating partnership upon completion of this offering.

As a result of this offering, the formation transactions and the concurrent private placement, our future financial condition and results of operations will differ significantly from, and will not be comparable with, the historical financial position and results of operations of Rexford Industrial Realty, Inc. Predecessor. Please refer to our unaudited pro forma consolidated financial statements and related notes included elsewhere in this prospectus, which present on a pro forma basis the condition and results of our company as if our formation transactions and this offering and the application of the net proceeds thereof had all occurred on March 31, 2013 for the pro forma consolidated balance sheet and on January 1, 2012 for the pro forma consolidated statements of operations. The unaudited pro forma consolidated financial statements are not necessarily indicative of what our actual financial position and results of operations would have been as of the date or for the periods indicated, nor does it propose to represent our future financial position or results of operations.

Formation Transactions

Concurrently with this offering, we will complete our formation transactions, pursuant to which we will acquire, through a series of contribution and merger transactions, the management companies and the assets and liabilities of the Rexford Funds, including all of the industrial properties owned by the Rexford Funds.

To acquire the ownership entities and the management companies to be included in our initial portfolio from the prior investors, we will issue to the prior investors an aggregate of 4,957,099 shares of our common stock and 3,714,419 common units, with an aggregate value of $121,401,252, and we will pay $663,748 in cash to those prior investors that are not accredited investors. Cash amounts will be provided from the net proceeds of this offering and the concurrent private placement. These contributions and mergers will be effected substantially concurrently with the completion of this offering and the concurrent private placement. For more information see “Structure and Formation of Our Company—Our Formation Transactions and Structure.”

We will also repay approximately $301.6 million of debt and approximately $2.8 million in prepayment costs, exit fees and assumption fees with the proceeds of this offering, the concurrent private placement and the proceeds of the new term loan that we expect to have in place at the completion of this offering. We also expect to have approximately $129.3 million of indebtedness outstanding, including approximately $21.2 million outstanding under our proposed revolving credit facility, (1) $60.0 million in principal amount of mortgage debt under our new term loan, and approximately $48.1 million in principal amount of mortgage debt that we will assume as part of the formation transactions, based on March 31, 2013 balances. Additionally, we will have approximately $6.2 million of secured indebtedness outstanding on our 15% joint venture interest in the three properties owned indirectly by the JV, based on March 31, 2013 balances.

We have determined that one of the entities comprising Rexford Industrial Realty, Inc. Predecessor, RI, LLC, is the acquirer for accounting purposes. In addition, we have concluded that any interests contributed by the members of the other entities comprising Rexford Industrial Realty, Inc. Predecessor (Sponsor, Fund V REIT and their consolidated subsidiaries), is a business combination since these entities have common management and ownership, but are not under common control with RI, LLC. RI, LLC is controlled by a principal of Rexford Industrial Realty, Inc. Predecessor while Sponsor and Fund V REIT are jointly controlled by a principal of Rexford Industrial Realty, Inc. Predecessor. As a result, the contribution of interests in RI, LLC as the accounting acquirer will be recorded at historical cost, and the contribution or acquisition of interests in entities other than those owned or controlled by RI, LLC in the formation transactions, including Sponsor, Fund V REIT, and their consolidated subsidiaries, will be accounted for as an acquisition under the acquisition method of accounting and recognized at the estimated fair value of acquired assets and assumed liabilities on the date of such contribution or acquisition. The fair values of tangible assets acquired are determined on an as-if-vacant basis. The as-if-vacant fair value of tangible assets will be allocated to land, building and improvements, tenant improvements and furniture and fixtures based on our market knowledge and published market data, including current rental rates, expected downtime to lease up vacant space, tenant improvement construction costs, leasing commissions and recent sales on a per square foot basis for comparable properties in our submarkets. The estimated fair value of intangible assets consisting of acquired in-place at-market leases are the costs we would have incurred to lease the property to the occupancy level of the property at the date of acquisition. Such estimates include the fair

(1)	Assumes borrowings of approximately $7.0 million we expect to borrow under our proposed revolving credit facility at the completion of this offering and an additional $14.2 million which we expect to borrow under our proposed revolving credit facility to acquire 8101-8117 Orion Avenue and 18310-18330 Oxnard Street shortly following this offering.

value of leasing commissions and legal costs that would be incurred to lease this property to this occupancy level. Additionally, we evaluate the time period over which such occupancy level would be achieved and include an estimate of the net operating costs (primarily real estate taxes, insurance and utilities) incurred during the lease-up period, which may vary from property to property. Above-market and below-market in-place lease values are recorded as assets or liabilities based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between the contractual amounts to be paid pursuant to the in-place leases and our estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease for above-market leases and the remaining non-cancelable term (including the term of any below-market fixed rate renewal options) for below-market leases.

Upon completion of our formation transactions, the concurrent private placement and this offering, our operations will be carried on through our operating partnership, Rexford Industrial Realty, L.P. which we formed on January 18, 2013, and its subsidiaries, including our taxable REIT subsidiary.

As a result, upon completion of the formation transactions, we expect to be a fully integrated, self-administered and self-managed REIT with approximately 31 employees providing substantial in-house expertise and resources in leasing, asset and property management, marketing, acquisitions, redevelopment and financing.

Concurrent Private Placement

In connection with the formation transactions, we made available to accredited investors in the Rexford Funds and the Rexford management team the opportunity to acquire for cash additional shares of our common stock at the public offering price per share in this offering concurrently with the completion of the formation transactions and this offering. We refer to the shares issued pursuant to this opportunity as the concurrent private placement. No fees, discounts or selling commissions will be paid to the underwriters in connection with any sale of our common stock through the concurrent private placement. Rexford Fund investors and the Rexford management team have irrevocably committed to invest approximately $47 million in the concurrent private placement, at a price per share equal to the public offering price in this offering. The shares that will be issued in the concurrent private placement will be in addition to the shares sold in this offering. For more information see “Structure and Formation of Our Company—Our Formation Transactions and Structure.”

Proposed Revolving Credit Facility and New Term Loan

The lead arranger for our proposed revolving credit facility has secured commitments allowing borrowings of up to $200 million, which we expect to be available to us upon completion of this offering. We also expect to have a new $60 million term loan in place at such time. For additional information regarding our proposed revolving credit facility and our new term loan, please refer to “Business—Description of Certain Debt” below.

Factors That May Influence Future Results of Operations

Business and Strategy

We expect to continue Rexford Industrial Realty, Inc. Predecessor’s investment strategy of acquiring leased, partially leased, distressed, on- and off-market and lightly marketed industrial properties primarily in Southern California infill industrial markets, through equity investments and /or acquiring debt instruments. We believe that the systematic aggregation of such properties will result in a diversified portfolio that will produce sustainable returns which are attractive in light of the associated risks. Future results of operations may be affected, either positively or negatively, by our ability to execute this strategy.

Rental Revenue and Tenant Recoveries

We receive income primarily from rental revenue from our properties. The amount of rental revenue generated by the properties in our portfolio depends principally on the occupancy levels and lease rates at our properties, our ability to lease currently available space and space that becomes available as a result of lease expirations and on the rental rates at our properties.

Occupancy Rates. As of March 31, 2013, properties owned by our predecessor business were approximately 85.5 % occupied and 89.4% leased. The difference between our occupancy rate and leased rate is attributed to our uncommenced leases. Our occupancy rate is impacted by market conditions in the areas in which we operate. In particular, we have generally experienced more challenging market conditions and slower recovery in San Diego county, where our properties were 64.3% occupied as of March 31, 2013. By way of comparison, our Los Angeles county properties and Orange county properties were 90.0% and 94.0% occupied, respectively, as of March 31, 2013, and according to DAUM, as of March 31, 2013, occupancy rates among Los Angeles and Orange County industrial properties were approximately 95.0% and 94.7%, respectively. Recently, we have noted gradual improvements in market conditions in our markets generally, as evidenced both by improved leasing velocity and stabilization of rental rates. In addition, a key component of our growth strategy is to acquire distressed, off-market and lightly marketed properties that are often operating below market occupancy at the time of acquisition. Through various redevelopment, repositioning and professional leasing and marketing strategies, we seek to increase the properties’ functionality and attractiveness to prospective tenants and, over time, stabilize the properties at occupancy rates that meet or exceed market rates. Consistent with this strategy, three of our properties, representing 207,886 square feet, are currently in various stages of redevelopment and repositioning. Excluding properties in redevelopment or repositioning, our remaining properties were approximately 87.6% occupied as of March 31, 2013. On a weighted average basis, the space covered by our in-service properties not leased as of March 31, 2013 had been vacant for approximately 19.7 months and the space covered by properties in redevelopment or repositioning not leased as of March 31, 2013 had been vacant for approximately 0.4 months. Through June 4, 2013, we entered into 53 leases (excluding renewals) that had not commenced as of March 31, 2013, representing 361,063 square feet, or an additional 5.4% of our total rentable square feet (net of renewals). We believe the opportunity to increase occupancy at our properties will be a significant driver of future revenue growth.

Leasing Activity. In 2011, we entered into 99 new leases covering approximately 709,078 square feet and renewed 76 leases covering approximately 429,976 square feet, while 63 leases covering approximately 466,467 square feet terminated. On a weighted average basis, the space covered by new leases in 2011 had been vacant for approximately 22.8 months. In 2012, we entered into 172 new leases covering approximately 833,754 square feet and renewed 194 leases covering approximately 1,056,558 square feet, while 102 leases covering approximately 508,441 square feet terminated. In the three months ended March 31, 2013, we entered into 38 new leases covering approximately 283,507 square feet and renewed 59 leases covering approximately 37,887 square feet, while 34 leases covering approximately 87,124 square feet terminated. On a weighted average basis, the space covered by new leases in 2012 and in the three months ended March 31, 2013 had been vacant for approximately 22.3 months and 13.6 months, respectively. Our leasing activity is impacted both by our own redeveloping and repositioning efforts as well as by market conditions. When we redevelop or reposition a property, its space may become unavailable for leasing until completion of the redevelopment or repositioning efforts. In addition, while we have recently noted gradual improvements in market conditions in our markets, the market recovery has been uneven and some markets, particularly San Diego county, have been slower to recover.

Rental Rates. Of the 76 leases that we renewed in 2011, the rental rates under the renewed leases were approximately 1.0% below the expiring rent on a weighted average basis. Of the 194 leases that we renewed in 2012, the rental rates under the renewed leases were approximately 1.6% below the expiring rent on a weighted average basis and of the 59 leases that we renewed in the three months ended March 31, 2013, the rental rates under the renewed leases were approximately 0.3% below the expiring rent on a weighted average basis. We believe that the marginal decreases in rental rates on renewed leases generally reflects the uneven market recovery in our markets, and in particular in San Diego county. Among the factors that affect lease rates on renewal is our acquisition activity. We acquired ten properties in 2011 and seven properties in 2012 and four additional properties in 2013 as of June 4, 2013. At the time of acquisition of these properties, our underwriting and what we believe to be our value-oriented purchase prices factored in anticipated roll-downs in rent at some upcoming lease expirations. We believe that rental rates in our markets for product such as our properties are just beginning to recover from the 2008 financial crisis and subsequent economic recession, and accordingly we expect potential increases in lease rates upon renewal of upcoming lease expirations as market conditions continue to improve.

Future economic downturns or regional downturns affecting our submarkets that impair our ability to renew or re-lease space and adverse developments that affect the ability of our tenants to fulfill their lease obligations, such as tenant bankruptcies, could adversely affect our ability to maintain or increase occupancy or rental rates at our properties. Adverse developments or trends in one or more of these factors could adversely affect our rental revenue in future periods.

Scheduled Lease Expirations

Our ability to re-lease space subject to expiring leases will impact our results of operations and is affected by economic and competitive conditions in our markets and by the desirability of our individual properties. As of March 31, 2013, in addition to approximately 824,000 rentable square feet of currently available space in our properties, leases representing approximately 16.3% and 23.9% of the aggregate rentable square footage of our initial portfolio are scheduled to expire during the years ending December 31, 2013 and December 31, 2014, respectively. As described in more detail above under “—Rental Revenue and Tenant Recoveries,” in 2011 and 2012 we renewed approximately 55% and 66% of leases scheduled to expire, which renewed leases represented approximately 48.0% and 67.5% of the aggregate rentable square footage under all expiring leases in those years, respectively. In 2011 and 2012, new leases and renewals had a weighted average term of approximately 2.5 years, and we expect future new and renewal leases to have terms consistent with this recent experience.

The leases scheduled to expire during the years ending December 31, 2013 and December 31, 2014 represent approximately 19.8% and 26.5%, respectively, of the total annualized rent for our portfolio. We estimate that, on a weighted average basis, in-place rents of leases scheduled to expire in 2013 and 2014 are currently at or slightly above current market rents. However, we believe that rental rates in our markets for product such as our properties are just beginning to recover, and accordingly we expect potential increases in lease rates upon renewal of upcoming 2013 and 2014 lease expirations as market conditions continue to improve.

Taxable REIT Subsidiary

As part of the formation transactions, we acquired Rexford Industrial Realty and Management, Inc., which we refer to as the services company. The services company will be wholly owned, indirectly, by our operating partnership. We will elect, together with our services company, to treat our services company as a taxable REIT subsidiary for federal income tax purposes. A taxable REIT subsidiary generally may provide non-customary and other services to our tenants and engage in activities that we may not engage in directly without adversely affecting our qualification as a REIT, provided a taxable REIT subsidiary may not operate or manage a lodging facility or health care facility or provide rights to any brand name under which any lodging facility or health care facility is operated. See “U.S. Federal Income Tax Considerations—Taxation of Our Company—Ownership of Interests in Taxable REIT Subsidiaries.” We may form additional taxable REIT subsidiaries in the future, and our operating partnership may contribute some or all of its interests in certain wholly owned subsidiaries or their assets to our services company. Any income earned by our taxable REIT subsidiaries will not be included in our taxable income for purposes of the 75% or 95% gross income tests, except to the extent such income is distributed to us as a dividend, in which case such dividend income will qualify under the 95%, but not the 75%, gross income test. See “U.S. Federal Income Tax Considerations—Taxation of Our Company—Income Tests.” Because a taxable REIT subsidiary is subject to federal income tax, and state and local income tax (where applicable) as a regular corporation, the income earned by our taxable REIT subsidiaries generally will be subject to an additional level of tax as compared to the income earned by our other subsidiaries.

Conditions in Our Markets

The properties in our initial portfolio are located primarily in Southern California infill markets. Positive or negative changes in economic or other conditions, adverse weather conditions and natural disasters in this market may affect our overall performance.

Rental Expenses

Our rental expenses generally consist of utilities, real estate taxes, insurance and site repair and maintenance costs. For the majority of our properties, our rental expenses are controlled, in part, by either the triple net provisions or modified gross expense reimbursements in tenant leases. However, the terms of our leases vary and in some instances we may absorb rental expenses. Our overall financial results will be impacted by the extent to which we are able to pass-through rental expenses to our tenants.

General and Administrative Expenses

Following this offering, we expect to incur increased general and administrative expenses, including legal, accounting and other expenses related to corporate governance, public reporting and compliance with various provisions of the Sarbanes-Oxley Act, as compared to our Rexford Industrial Realty, Inc. Predecessor. We anticipate that our staffing levels will increase from approximately 31 employees at inception to between 35 and 40 employees during the next 12 to 24 months and, as a result, our general and administrative expenses will increase further.

Critical Accounting Policies

Our discussion and analysis of the historical financial condition and results of operations of Rexford Industrial Realty, Inc. Predecessor are based upon its combined financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements in conformity with GAAP requires management to make estimates and assumptions in certain circumstances that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses in the reporting period. Actual amounts may differ from these estimates and assumptions. We have provided a summary of significant accounting policies in note 2 to the combined financial statements of Rexford Industrial Realty, Inc. Predecessor included elsewhere in this prospectus. We have summarized below those accounting policies that require material subjective or complex judgments and that have the most significant impact on financial condition and results of operations. Management evaluates these estimates on an ongoing basis, based upon information currently available and on various assumptions that it believes are reasonable as of the date hereof. In addition, other companies in similar businesses may use different estimation policies and methodologies, which may impact the comparability of our or Rexford Industrial Realty, Inc. Predecessor’s results of operations and financial condition to those of other companies.

The following discussion of critical accounting policies uses “we” and “Rexford Industrial Realty, Inc. Predecessor” interchangeably. Except where specifically stated otherwise, we expect the critical accounting policies of Rexford Industrial Realty, Inc. to be substantially similar to those of Rexford Industrial Realty, Inc. Predecessor.

A critical accounting policy is one that is both important to the portrayal of an entity’s financial condition and results of operations and requires judgment on the part of management. Generally, the judgment requires management to make estimates and assumptions about the effect of matters that are inherently uncertain. Estimates are prepared using management’s best judgment, after considering past and current economic conditions and expectations for the future. The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions. Changes in estimates could affect our financial position and specific items in our results of operations that are used by the users of our financial statements in their evaluation of our performance. Of the accounting policies discussed in Note 2 to the combined financial statements of Rexford Industrial Realty, Inc. Predecessor included elsewhere in this prospectus, the accounting policies presented below have been identified by us as critical accounting policies.

Investments in Real Estate

We generally acquire individual properties, and, in some instances, a portfolio of properties. When we acquire individual operating properties, with the intention to hold the investment for the long-term, we allocate the purchase price to the various components of the acquisition based upon the fair value of each component. The components typically include land, building, debt, intangible assets related to above and below market leases, value of costs to obtain tenants, and other assumed assets and liabilities. We consider Level 3 inputs such as the replacement cost of such assets, appraisals, property condition reports, comparable market rental data and other related information in determining the fair value of the tangible assets. The recorded fair value of intangible lease assets or liabilities includes Level 3 inputs including the value associated with leasing commissions, legal and other costs, as well as the estimated period necessary to lease such property and lease commencement. An intangible asset or liability resulting from in-place leases that are above or below the market rental rates are valued based upon our estimates of prevailing market rates for similar leases. Intangible lease assets or liabilities are amortized over the estimated, reasonably assured lease term of the remaining in-place leases as an adjustment to “rental revenues” or “real estate related depreciation and amortization” depending on the nature of the intangible. The difference between the fair value and the face value of debt assumed in connection with an acquisition is recorded as a premium or discount and amortized to “interest expense” over the life of the debt assumed. The valuation of assumed liabilities is based on our estimate of the current market rates for similar liabilities in effect at the acquisition date.

In an acquisition of multiple properties, we must also allocate the purchase price among the properties. The allocation of the purchase price is based on our assessment of estimated fair value and often is based upon the expected future cash flows of the property and various characteristics of the markets where the property is located. The fair value may also include an enterprise value premium that we estimate a third party would be willing to pay for a portfolio of properties. The initial allocation of the purchase price is based on management’s preliminary assessment, which may differ when final information becomes available. Subsequent adjustments made to the initial purchase price allocation are made within the allocation period, which typically does not exceed one year.

Capitalization of Costs and Depreciation and Amortization

We capitalize costs incurred in developing, renovating, rehabilitating and improving real estate assets as part of the investment basis. Costs incurred in making repairs and maintaining real estate assets are expensed as incurred. During the land development and construction periods, we capitalize interest costs, insurance, real estate taxes and certain general and administrative costs of the personnel performing development, renovations and rehabilitation if such costs are incremental and identifiable to a specific activity to get the asset ready for its intended use. Capitalized costs are included in the investment basis of real estate assets. We also capitalize costs incurred to successfully originate a lease that result directly from, and are essential to, the acquisition of that lease. Leasing costs that meet the requirements for capitalization are presented as a component of other assets.

Real estate, including land, building and land improvements, tenant improvements, and furniture, fixtures and equipment, leasing costs and intangible lease assets and liabilities are stated at historical cost less accumulated depreciation and amortization, unless circumstances indicate that the cost cannot be recovered, in which case, the carrying value of the property is reduced to estimated fair value as discussed below in our policy with regards to impairment of long-lived assets. We estimate the depreciable portion of our real estate assets and related useful lives in order to record depreciation expense. Our ability to estimate the depreciable portions of our real estate assets and useful lives is critical to the determination of the appropriate amount of depreciation and amortization expense recorded and the carrying value of the underlying assets. Any change to the assets to be depreciated and the estimated depreciable lives of these assets would have an impact on the depreciation expense recognized.

As discussed above in investments in real estate, in connection with property acquisitions, we may acquire leases with rental rates above or below the market rental rates. Such differences are recorded as an intangible lease asset or liability and amortized to “rental revenues” over the reasonably assured term of the related leases. The unamortized balances of these assets and liabilities associated with the early termination of leases are fully amortized to their respective revenue line items in the combined financial statements of Rexford Industrial Realty, Inc. Predecessor over the shorter of the expected life of such assets and liabilities or the remaining lease term.

Our estimate of the useful life of our assets is evaluated upon acquisition and when circumstances indicate a change in the useful life, which requires significant judgment regarding the economic obsolescence of tangible and intangible assets.

Impairment of Long-Lived Assets

We assess the carrying values of our respective long-lived assets, including goodwill, whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable.

Recoverability of real estate assets is measured by comparison of the carrying amount of the asset to the estimated future undiscounted cash flows. In order to review our real estate assets for recoverability, we consider current market conditions, as well as our intent with respect to holding or disposing of the asset. Our intent with regard to the underlying assets might change as market conditions change, as well as other factors, especially in the current global economic environment. Fair value is determined through various valuation techniques, including discounted cash flow models, applying a capitalization rate to estimated net operating income of a property and quoted market values and third party appraisals, where considered necessary. The use of projected future cash flows is based on assumptions that are consistent with our estimates of future expectations and the strategic plan we use to manage our underlying business. If our analysis indicates that the carrying value of the real estate asset is not recoverable on an undiscounted cash flow basis, we recognize an impairment charge for the amount by which the carrying value exceeds the current estimated fair value of the real estate property.

Assumptions and estimates used in the recoverability analyses for future cash flows, discount rates and capitalization rates are complex and subjective. Changes in economic and operating conditions or our intent with regard to our investment that occurs subsequent to our impairment analyses could impact these assumptions and result in future impairment of our real estate properties.

Valuation of Receivables

We are subject to tenant defaults and bankruptcies that could affect the collection of outstanding receivables. In order to mitigate these risks, we perform credit reviews and analyses on prospective tenants before significant leases are executed and on existing tenants before properties are acquired. We specifically analyze aged receivables, customer credit-worthiness, historical bad debts and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. As a result of our periodic analysis, we maintain an allowance for estimated losses that may result from the inability of our tenants to make required payments. This estimate requires significant judgment related to the lessees’ ability to fulfill their obligations under the leases. We believe our allowance for doubtful accounts is adequate for our outstanding receivables for the periods presented. If a tenant is insolvent or files for bankruptcy protection and fails to make contractual payments beyond any allowance, we may recognize additional bad debt expense in future periods equal to the net outstanding balances, which include amounts recognized as straight-line revenue not realizable until future periods.

Consolidation

We consolidate all entities that are wholly owned and those in which we own less than 100% but control, as well as any variable interest entities in which we are the primary beneficiary. We evaluate our ability to control an entity and whether the entity is a variable interest entity and we are the primary beneficiary through consideration of the substantive terms of the arrangement to identify which enterprise has the power to direct the activities of a variable interest entity that most significantly impacts the entity’s economic performance and the obligation to absorb losses of the entity or the right to receive benefits from the entity. Investments in entities in which we do not control but over which we have the ability to exercise significant influence over operating and financial policies are presented under the equity method. Investments in entities that we do not control and over which we do not exercise significant influence are carried at the lower of cost or fair value, as appropriate. Our ability to correctly assess our influence and/or control over an entity affects the presentation of these investments in our combined financial statements.

Historical Results of Operations of Rexford Industrial Realty, Inc. Predecessor

Comparison of Three Months Ended March 31, 2013 to Three Months Ended March 31, 2012

Our results of operations for all periods presented were affected by acquisitions and dispositions made during the three months ended March 31, 2013 and the year ended December 31, 2012. Therefore, our results are not comparable from period to period. Our “Total Portfolio” represents all of the properties in our initial portfolio owned during the reported periods. To eliminate the effect of changes in our Total Portfolio due to acquisitions and dispositions, we have separately presented the results of our “Same Properties Portfolio.”

Properties included in our Same Properties Portfolio are the properties in our initial portfolio that were wholly-owned by us as of January 1, 2012 and still owned as of March 31, 2013, and excludes our joint venture or tenants-in-common properties and any properties that were acquired or sold during the three months ended March 31, 2013 and the year ended December 31, 2012.

The results of our Same Properties Portfolio are presented to highlight for investors and users of our consolidated financial statements the operating results of our on-going business.

REXFORD INDUSTRIAL REALTY, INC. PREDECESSOR

COMBINED STATEMENTS OF OPERATIONS

	Same Properties Portfolio				Total Portfolio
	For the Three Months Ended		Increase/ (Decrease)	% Change	For the Three Months Ended		Increase/ (Decrease)	% Change
	3/31/2013	3/31/2012			3/31/2013	3/31/2012
	(Unaudited)	(Unaudited)			(Unaudited)	(Unaudited)
RENTAL REVENUES
Rental revenues	$7,267,000	$6,995,000	$272,000	4%	$7,902,000	$7,039,000	$863,000	12%
Tenant reimbursements	869,000	789,000	80,000	10%	904,000	789,000	115,000	15%
Management, leasing and development services	—	—	—	0%	261,000	64,000	197,000	308%
Other income	118,000	13,000	105,000	808%	118,000	17,000	101,000	594%

TOTAL RENTAL REVENUES	8,254,000	7,797,000	457,000	6%	9,185,000	7,909,000	1,276,000	16%
Interest income	311,000	334,000	(23,000)	-7%	311,000	337,000	(26,000)	-8%

TOTAL REVENUES	8,565,000	8,131,000	434,000	5%	9,496,000	8,246,000	1,250,000	15%

EXPENSES
Property expenses	1,905,000	1,900,000	5,000	0%	2,171,000	1,987,000	184,000	9%
General and administrative	—	—	—	0%	1,153,000	983,000	170,000	17%
Depreciation and amortization	3,132,000	3,640,000	(508,000)	-14%	3,208,000	3,526,000	(318,000)	-9%
Other property expenses	296,000	220,000	76,000	35%	341,000	276,000	65,000	24%

TOTAL OPERATING EXPENSES	5,333,000	5,760,000	(427,000)	-7%	6,873,000	6,772,000	101,000	1%
OTHER (INCOME) EXPENSE
Acquisition expenses	—	—	—	0%	93,000	68,000	25,000	37%
Interest expense	3,877,000	4,083,000	(206,000)	-5%	3,906,000	4,209,000	(303,000)	-7%
Gain on mark-to-market interest rate swaps	—	—	—	0%	(49,000)	(612,000)	563,000	-92%

TOTAL OTHER EXPENSE	3,877,000	4,083,000	(206,000)	-5%	3,950,000	3,665,000	285,000	8%

TOTAL EXPENSES	9,210,000	9,843,000	(633,000)	-6%	10,823,000	10,437,000	386,000	4%

Equity in income (loss) of unconsolidated real estate entities	—	—	—		(212,000)	57,000	(269,000)
Gain from early repayment of note receivable	1,365,000	—	1,365,000		1,365,000	—	1,365,000
Loss on extinguishment of debt	(37,000)	—	(37,000)		(37,000)	—	(37,000)

NET INCOME (LOSS) FROM CONTINUING OPERATIONS	683,000	(1,712,000)	2,395,000		(211,000)	(2,134,000)	1,923,000

DISCONTINUED OPERATIONS
Income (loss) from discontinued operations before gains on sale of real estate	—	—	—		(145,000)	34,000	(179,000)
Gain on sale of real estate	—	—	—		2,409,000	—	2,409,000

INCOME (LOSS) FROM DISCONTINUED OPERATIONS	—	—	—		2,264,000	34,000	2,230,000

NET INCOME (LOSS)	683,000	(1,712,000)	2,395,000		2,053,000	(2,100,000)	4,153,000

NOI	6,053,000	5,677,000	376,000	7%	6,673,000	5,646,000	1,027,000	18%

Rental Revenue

Our Same Properties Portfolio and Total Portfolio rental revenue increased $0.3 million, or 3.9%, and $0.9 million, or 12.3%, respectively, primarily due to increases in occupancy during the three months ended March 31, 2013 compared to the three months ended March 31, 2012. Our Total Portfolio rental revenue was also positively impacted by the revenues from the four properties we acquired during 2012.

Tenant Reimbursements

Our Same Properties Portfolio and Total Portfolio tenant reimbursements revenue increased $0.1 million, or 10.1%, and $0.1 million or 14.6%, respectively, primarily due to increases in occupancy during the three months ended March 31, 2013 compared to the three months ended March 31, 2012. The Total Portfolio tenant reimbursement revenue was also positively impacted by the revenues from the four properties we acquired during 2012.

Management, leasing and development services

Total Portfolio management, leasing, and development services revenue increased $0.2 million or 307.8% during the three months ended March 31, 2013 compared to the three months ended March 31, 2012, due to additional management fee revenues from the properties that our JV acquired in June 2012. There are no management, leasing and development fees allocable to the Same Properties Portfolio.

Other Operating Income

Total Portfolio other operating income increased $0.1 million, or 594.1%, during the three months ended March 31, 2013 compared to the three months ended March 31, 2012, primarily due to receipt of construction easement income at one of our properties.

Property Expenses

Same Properties Portfolio and Total Portfolio property expenses as a percentage of total rental revenues decreased to 23.1% and 23.6% respectively during the three months ended March 31, 2013 from 24.4% and 25.1%, respectively, during the three months ended March 31, 2012, due to operational efficiencies. The decreases in our Total Portfolio property expenses were partially offset by the incremental expenses from the four properties we acquired during 2012.

General and Administrative

Total Portfolio general and administrative expenses increased $0.2 million, or 17.3%, during the three months ended March 31, 2013 compared to the three months ended March 31, 2012 due to higher corporate expenses resulting from additional head count.

Depreciation and Amortization

Same Properties Portfolio and Total Portfolio depreciation and amortization expenses decreased $0.5 million, or 14.0%, and $0.3 million or 9.0%, respectively, due to acquired lease related intangible and tangible assets for several of our properties being fully depreciated during 2012. The decreases in our Total Portfolio depreciation and amortization expense was partially offset by the four properties we acquired during 2012.

Other Property Expenses

Our Total Portfolio other property expenses increased $65,000, or 23.6%, during the three months ended March 31, 2013 compared to the three months ended March 31, 2012, mainly due to higher allocated overhead expenses in our Same Properties Portfolio.

Acquisition Expenses

Total Portfolio acquisition expenses increased $25,000, or 36.8%, during the three months ended March 31, 2013 compared to the three months ended March 31, 2012 due to higher expenses incurred for 2013 transactions.

Interest Expense

Same Properties Portfolio and Total Portfolio interest expense decreased $0.2 million, or 5.0%, and $0.3 million, or 7.2% respectively, during the three months ended March 31, 2013 compared to the three months ended March 31, 2013, due to the expiration of our interest rate swaps during 2012, which was partially offset by increased interest expense as a result of additional debt incurred in 2012.

Gain on mark-to-market interest rate swaps

Total Portfolio gain on mark-to-market interest rate swaps decreased $0.6 million, or 92.0%, during the three months ended March 31, 2013 compared to the three months ended March 31, 2012 due to the expiration of our interest rate swaps during 2012.

Equity in (Loss) Gain of Unconsolidated Real Estate Entities

The equity in loss of unconsolidated real estate entities of $(0.2) million for the three months ended March 31, 2013, includes our equity interests in the operating results of two properties, La Jolla Sorrento and Mission Oaks. The Mission Oaks properties were acquired in June 2012 through the JV. The equity in income of unconsolidated real estate entities of $0.1 million for the three months ended March 31, 2012, includes our equity interests in the operating results of only the La Jolla Sorrento property. The decrease is attributable to our share of incremental GAAP losses caused by increased depreciation expense by our two unconsolidated properties during the three months ended March 31, 2013.

Gain from Early Repayment of Note Receivable

The gain from early repayment of a note receivable for the three months ended March 31, 2013 represents the gain related to the collection of a note receivable held by us and secured by the Foothill property located at 2824 Foothill & 2801 Sierra Blvd., in Pasadena, California, or the Foothill note.

Loss on Extinguishment of Debt

The loss on extinguishment of debt for the three months ended March 31, 2013 is comprised of the loss related to the repayment of debt secured by the Foothill note receivable and property disposition which were both repaid early.

Discontinued Operations

Our income from discontinued operations of $2.3 million for the three months ended March 31, 2013 is comprised primarily of the gain related to the disposition of our property located at 4578 Worth Street. This gain is partially offset by losses from operations of the disposed property and the properties classified as held for sale as of March 31, 2013. Our income from discontinued operations of $34,000 for the three months ended March 31, 2012 is comprised of income from operations for the three properties classified as held for sale.

Comparison of Year Ended December 31, 2012 to Year Ended December 31, 2011

Our results of operations for all periods presented were affected by acquisitions and dispositions made during 2012 and 2011. Therefore, our results are not comparable from period to period. Our “Total Portfolio”

represents all of the properties in our industrial portfolio as of December 31, 2012. To eliminate the effect of changes in our Total Portfolio due to acquisitions and dispositions, we have separately presented the results of our “Same Properties Portfolio.”

Properties included in our Same Properties Portfolio are the properties in our industrial portfolio that were wholly-owned by us throughout 2011 and 2012, which excludes our joint venture or tenants-in-common properties and any properties that were acquired or sold during 2012 and 2011.

The results of our Same Properties Portfolio are presented to highlight for investors and users of our consolidated financial statements the operating results of our on-going business.

REXFORD INDUSTRIAL REALTY, INC. PREDECESSOR

COMBINED STATEMENTS OF OPERATIONS

	Same Properties Portfolio				Total Portfolio
	For the Year Ended		Increase/ (Decrease)	% Change	For the Year Ended		Increase/ (Decrease)	% Change
	12/31/2012	12/31/2011			12/31/2012	12/31/2011
	(Unaudited)	(Unaudited)
RENTAL REVENUES
Rental revenues	$24,304,000	$23,480,000	$824,000	4%	$28,586,000	$23,696,000	$4,890,000	21%
Tenant reimbursements	2,508,000	2,383,000	125,000	5%	3,262,000	2,438,000	824,000	34%
Management, leasing and development services	—	—	—	0%	519,000	316,000	203,000	64%
Other income	76,000	151,000	(75,000)	-50%	124,000	149,000	(25,000)	-17%

TOTAL RENTAL REVENUES	26,888,000	26,014,000	874,000	3%	32,491,000	26,599,000	5,892,000	22%
Interest income	1,571,000	1,559,000	12,000	1%	1,577,000	1,578,000	(1,000)	0%

TOTAL REVENUES	28,459,000	27,573,000	886,000	3%	34,068,000	28,177,000	5,891,000	21%

EXPENSES
Property expenses	6,921,000	7,027,000	(106,000)	-2%	8,328,000	6,865,000	1,463,000	21%
General and administrative	—	—	—	0%	5,146,000	3,729,000	1,417,000	38%
Depreciation and amortization	9,735,000	9,974,000	(239,000)	-2%	12,727,000	9,874,000	2,853,000	29%
Other property expenses	864,000	691,000	173,000	25%	1,302,000	1,030,000	272,000	26%

TOTAL OPERATING EXPENSES	17,520,000	17,692,000	(172,000)	-1%	27,503,000	21,498,000	6,005,000	28%
OTHER (INCOME) EXPENSE
Acquisition expenses	—	12,000	(12,000)	-100%	599,000	1,022,000	(423,000)	-41%
Interest expense	16,751,000	18,240,000	(1,489,000)	-8%	17,452,000	17,970,000	(518,000)	-3%
Gain on mark-to-market interest rate swaps	—	—	—	0%	(2,361,000)	(4,185,000)	1,824,000	-44%

TOTAL OTHER EXPENSE	16,751,000	18,252,000	(1,501,000)	-8%	15,690,000	14,807,000	883,000	6%

TOTAL EXPENSES	34,271,000	35,944,000	(1,673,000)	-5%	43,193,000	36,305,000	6,888,000	19%

Equity in income of unconsolidated real estate entities	—	—	—		122,000	185,000	(63,000)
NET LOSS FROM CONTINUING OPERATIONS	(5,812,000)	(8,371,000)	2,559,000		(9,003,000)	(7,943,000)	(1,060,000)

DISCONTINUED OPERATIONS
Loss from discontinued operations before gains on sale of real estate					(9,000)	(897,000)	888,000
Gain on sale of real estate					55,000	2,503,000	(2,448,000)

INCOME FROM DISCONTINUED OPERATIONS	—	—	—		46,000	1,606,000	(1,560,000)

NET LOSS	(5,812,000)	(8,371,000)	2,559,000		(8,957,000)	(6,337,000)	(2,620,000)

NOI	19,103,000	18,296,000	807,000	4%	22,861,000	18,704,000	4,157,000	22%

Rental Revenue

Same Properties Portfolio and Total Portfolio rental revenue increased $0.8 million, or 4%, and $4.9 million, or 21%, respectively, primarily due to increases in occupancy during 2012. Our Total Portfolio rental revenue was also positively impacted by the revenues from properties we acquired during 2012 and 2011.

Tenant Reimbursements

Same Properties Portfolio and Total Portfolio tenant reimbursements revenue increased $0.1 million, or 5%, and $0.8 million, or 34%, respectively, mainly due to increases in occupancy during 2012. The Total Portfolio tenant reimbursement revenue was also positively impacted by the revenues from properties we acquired during 2012 and 2011.

Management, leasing and development services

Total Portfolio management, leasing, and development services revenue increased $0.2 million or 64% during 2012 as compared to 2011, due to additional third party management fees from the properties that we acquired in June 2012 through the JV. There are no management, leasing and development fees allocable to the Same Properties Portfolio.

Other Operating Income

Same Properties Portfolio other operating income decreased $75,000, or 50%, while Total Portfolio other operating income decreased $25,000, or 17%, during 2012 as compared to 2011, mainly due to lower non-recurring legal fee reimbursements from tenants and lower settlements received from former tenants. The decrease in other income for Same Properties Portfolio was partially offset by income from newly acquired assets.

Property Expenses

Same Properties Portfolio property expenses as a percentage of total rental revenues and Total Portfolio property expenses as a percentage of total rental revenues decreased to 25.7% and 25.6%, respectively, in 2012 from 27.0% and 25.8%, respectively, in 2011 due to operational efficiencies. This translated into a $0.1 million, or 2%, decrease in Same Properties Portfolio property expenses during 2012 as compared to 2011. Total Portfolio property expenses increased $1.5 million, or 21%, during 2012 as compared to 2011. Our Total Portfolio property expenses increased as a result of additional acquisitions during 2012 and 2011, and were partially offset by decreases resulting from dispositions and from the operational efficiencies described above.

General and Administrative

Total Portfolio general and administrative expenses increased $1.4 million, or 38%, during 2012 as compared to 2011, due to additional acquisitions combined with higher corporate expenses resulting from additional head count.

Depreciation and Amortization

Same Properties Portfolio depreciation and amortization expenses decreased $0.2 million, or 2%, due to expiring lives of assets at various properties, while Total Portfolio depreciation and amortization expenses increased $2.9 million, or 29%, during 2012 as compared to 2011 due to additional acquisitions.

Other Property Expenses

Same Properties Portfolio other property expenses increased $0.2 million, or 25%, while Total Portfolio other property expenses increased $0.3 million, or 26%, during 2012 as compared to 2011, mainly due to higher corporate overhead allocations for salaries and bonuses.

Acquisition Expenses

During 2012, Same Properties Portfolio acquisition expenses decreased $12,000, or 100%, due to direct property acquisition costs, and Total Portfolio acquisition expenses decreased $0.4 million, or 41%, due to higher acquisition activity in 2011.

Interest Expense

Same Properties Portfolio interest expense decreased $1.5 million, or 8%, while Total Portfolio interest expense decreased $0.5 million, or 3%, during 2012 as compared to 2011, mainly due to lower swap interest.

Gain on mark-to-market interest rate swaps

Total Portfolio gain on mark-to-market interest rate swaps decreased $1.8 million, or 44%, during 2012 as compared to 2011, due to 2012 mark-to-market adjustments.

Discontinued Operations

Our income from discontinued operations of $46,000 in 2012 is comprised of losses from operations for the disposition of one property in 2012 combined with income from operations for the disposition of three properties in 2013. Our income from discontinued operations of $1.6 million during 2011 is comprised primarily of gains related to the disposition of the Oxnard land parcel and income from operations from the four properties sold in 2012 and 2013.

Liquidity and Capital Resources

We believe that this offering will improve our financial position through changes in our capital structure, including an expected reduction in our leverage. Upon completion of this offering, the concurrent private placement and the formation transactions, and the use of the proceeds from this offering, the concurrent private placement and the new term loan as described in “Use of Proceeds,” we expect our pro forma ratio of debt to total market capitalization will be approximately 24.2%, and we expect to have approximately $2.0 million of available cash (assuming no exercise of the over-allotment option). In addition, the lead arranger for our proposed revolving credit facility has secured commitments allowing borrowings of up to $200 million, which we expect to be available to us upon completion of this offering. We intend to use the proposed revolving credit facility, among other things, for property acquisitions, working capital requirements and other general corporate purposes.

Our short-term liquidity requirements consist primarily of funds to pay for operating expenses and other expenditures directly associated with our properties, including:

•	property expenses,

•	interest expense and scheduled principal payments on outstanding indebtedness,

•	general and administrative expenses, and

•	capital expenditures for tenant improvements and leasing commissions.

In addition, we will require funds for future dividends expected to be paid to our common stockholders and distributions to holders of common units following completion of this offering.

We intend to satisfy our short-term liquidity requirements through our existing cash and cash equivalents, cash flow from operating activities, the proceeds of this offering and the concurrent private placement, proceeds from a new term loan that we expect to have in place at the completion of this offering and borrowings available under our proposed revolving credit facility.

Our long-term liquidity needs consist primarily of funds necessary to pay for acquisitions, recurring and non-recurring capital expenditures and scheduled debt maturities. We intend to satisfy our long-term liquidity needs through cash flow from operations, long-term secured and unsecured borrowings, issuance of equity securities, and, in connection with acquisitions of additional properties, the issuance of common units of our operating partnership, property dispositions and joint venture transactions.

Commitments—Pro Forma

The following table sets forth our principal obligations and commitments, including periodic interest payments related to the pro forma indebtedness outstanding as of March 31, 2013, after paydowns using the proceeds of this offering and the new term loan that we expect to have in place at the completion of this offering:

	Payments by Period(1)
	Total	Nine Months Ended December 31, 2013	2014	2015	Thereafter
	(in thousands)
Principal payments	$129,290	$125	$175	$5,013	$123,977
Interest payments—fixed rate debt	520	216	281	23	—
Interest payments—variable rate debt(2)	12,041	1,912	2,549	2,549	5,031

Total	$141,851	$2,217	$2,956	$7,586	$129,008

(1)	Does not include indebtedness outstanding on the three properties owned indirectly by the JV in which we own a 15% interest.
(2)	Based on a weighted interest rate of LIBOR + 1.85%, with LIBOR as of March 31, 2013. Includes interest payments on an outstanding principal balance of $21.2 million under our proposed revolving credit facility.

In addition to the contractual obligations set forth in the table above, we expect to enter into employment agreements with certain of our executive officers. The material terms of the agreements are described under “Executive Compensation—Executive Compensation Arrangements.” We also enter into contracts for maintenance, landscaping and other services at certain properties from time to time.

Consolidated Indebtedness to be Outstanding After this Offering

As of March 31, 2013, we had total pro forma consolidated indebtedness of approximately $129.3 million, including approximately $21.2 million outstanding under our proposed revolving credit facility,(1)(2) $60.0 million of secured indebtedness under our new term loan and approximately $48.1 million of secured indebtedness that we will assume as part of the formation transactions. Additionally, there is

(1)	Assumes borrowings of approximately $7.0 million we expect to borrow under our proposed revolving credit facility at the completion of this offering and an additional $14.2 million which we expect to borrow under our proposed revolving credit facility to acquire 8101-8117 Orion Avenue and 18310-18330 Oxnard Street shortly following the completion of this offering.
(2)	Assumes that our shares are sold in this offering at the mid-point of the price range set forth on the front cover of this prospectus. If our shares are sold in this offering at the low-end or high-end of the range of prices set forth on the front cover of this prospectus, then we expect to borrow approximately $36.1 million and $6.3 million respectively, under our proposed revolving credit facility.

approximately $6.2 million of secured indebtedness allocable to our 15% joint venture interest in the three properties owned indirectly by the JV, which is not reflected on our balance sheet. The weighted average interest rate on our total pro forma consolidated indebtedness would have been 2.19% (based on the 30-day LIBOR rate as of March 31, 2013 of 0.20% and assuming a margin of 135 basis points on our proposed revolving credit facility). On a pro forma basis as of March 31, 2013, we had approximately $102.8 million (representing the outstanding principal amount under our new term loan, the proposed revolving credit facility and one of the secured loans being assumed as part of the formation transactions), or approximately 79.5%, of our outstanding long-term debt exposed to fluctuations in short-term interest rates.

The following table sets forth certain information with respect to the total pro forma consolidated indebtedness outstanding as of March 31, 2013:

Loan	Principal (dollars in thousands)	Fixed Rate/ Floating Rate	Rate	Maturity
Fixed Rate
10700 Jersey Blvd	$5,313	Fixed	5.45%	1/1/2015
Variable Rate(1)
New Term Loan(2)	$60,000	Floating	2.05%	6 years, from closing date
Proposed Revolving Credit Facility(3)	$21,227	Floating	1.55%	3 years, from closing date
Glendale Commerce Center	$42,750	Floating	2.20%	5/1/16

Subtotal	$123,977

Total/Weighted Average	$129,290		2.19%

(1)	Based on a 30-day LIBOR rate as of March 31, 2013 of 0.20%.
(2)	The new term loan is expected to be in place at the completion of this offering.
(3)	Reflects approximately $7.0 million we expect to borrow under our proposed revolving credit facility at the completion of this offering and an additional $14.2 million which we expect to borrow under our proposed revolving credit facility to acquire 8101-8117 Orion Avenue and 18310-18330 Oxnard Street shortly following the completion of this offering.

The following table sets forth certain information with respect to our allocated share of the secured indebtedness outstanding on the three properties owned indirectly by the JV, in which we own a 15% interest, as of March 31, 2013:

Loan	Principal (dollars in thousands)(1)	Fixed/ Floating	Rate		Maturity
Variable Rate
3001 Mission Oaks Blvd	$2,011	Floating	2.70	%(2)	6/28/2015	(3)
3175 Mission Oaks Blvd	3,094	Floating	2.70	%(2)	6/28/2015	(3)
3233 Mission Oaks Blvd	1,120	Floating	2.70	%(2)	6/28/2015	(3)

Total/Weighted Average	$6,225		2.70%

(1)	Represents 15% of the principal amount of the JV debt based on our 15% interest in the JV.
(2)	Based on a 30-day LIBOR rate as of March 31, 2013 of 0.20%.
(3)	With two 1-year options to extend, provided that certain conditions are satisfied.

Certain of our loan agreements contain financial covenants. The Glendale Commerce Center loan described above contains a debt service coverage ratio requirement that is tested quarterly, and a debt service coverage ratio requirement and a loan-to-value ratio requirement that are tested each time we exercise an option to extend the maturity date of the loan. In addition, pursuant to the terms of the Glendale Commerce Center loan, we must also meet certain liquidity and net worth requirements that are tested annually. The Mission Oaks Blvd loans described above each contain a combined debt yield ratio requirement that is tested annually, and a combined debt service coverage ratio requirement and a combined loan-to-value ratio requirement that are tested each time the borrowers of the Mission Oaks Blvd loans exercise an option to extend the maturity date of the loans. We and the borrowers of the Mission Oaks Blvd loans are currently in compliance with the financial covenants and net worth liquidity requirements in our and their respective loan agreements. The Glendale Commerce Center loan and the Mission Oaks Blvd loans also each contain cross-default provisions with respect to certain of our other indebtedness, and the Mission Oaks Blvd loans are cross-collateralized with each other.

We have negotiated the establishment of a proposed revolving credit facility and are currently negotiating with a number of financial institutions regarding the establishment of a new term loan prior to or contemporaneously with the completion of this offering. This proposed revolving credit facility will be used for property acquisitions, working capital requirements and other general corporate purposes. Our ability to borrow under the proposed revolving credit facility will be subject to our ongoing compliance with a number of customary restrictive covenants, as further described in “Business—Description of Certain Debt.” Additionally, the commitments under our proposed revolving credit facility are subject to closing conditions that are expected to include, among other things, satisfactory completion of due diligence by the administrative agent and the other lenders, successful completion of this offering, absence of material adverse effect, payment of fees, and the negotiation, execution and delivery of definitive documentation satisfactory to the administrative agent and the other lenders. We anticipate that the new term loan will contain customary terms, covenants and other conditions (including customary closing conditions) for credit facilities of this type. No assurances can be given that the closing conditions of the proposed revolving credit facility or the new term loan will be satisfied.

Off Balance Sheet Arrangements

As of March 31, 2013, neither Rexford Industrial Realty, Inc. Predecessor nor, on a pro forma basis, our company, had any off-balance sheet arrangements other than the two unconsolidated real estate entities which have been disclosed in the notes to our combined financial statements included elsewhere in this prospectus.

Interest Rate Risk

ASC 815, Derivatives and Hedging (formerly known as SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities), requires us to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value and the changes in fair value must be reflected as income or expense. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income, which is a component of stockholders equity. The ineffective portion of a derivative’s change in fair value is immediately recognized in earnings. Because our predecessor business did not previously prepare financial statements in accordance with GAAP, it did not designate the hedges at the time of inception and therefore, its existing investment in interest rate swaps does not qualify as an effective hedge, and as such, changes in the swaps’ fair market value are being recorded in earnings.

Cash Flows of Rexford Industrial Realty, Inc. Predecessor

The following table summarizes the historical cash flows of Rexford Industrial Realty, Inc. Predecessor for the three months ended March 31, 2013 and 2012 and the years ended December 31, 2012 and 2011:

	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011
	(unaudited)	(unaudited)
	(dollars in thousands)		(dollars in thousands)
Cash provided by (used in) operating activities	$1,372	$1,591	$1,080	$(3,349)
Cash provided by (used in) investing activities	6,640	(5,181)	(23,778)	(42,303)
Cash provided (used in) by financing activities	(4,065)	4,944	45,269	51,569

Cash Flows of Rexford Industrial Realty, Inc. Predecessor

Comparison of Three Months Ended March 31, 2013 to Three Months Ended March 31, 2012

Net cash provided by operating activities. Net cash provided by operating activities decreased by $0.2 million to $1.4 million for the three months ended March 31, 2013 compared to $1.6 million for the three months ended March 31, 2012. The decrease was primarily attributable to an increase in net working capital assets due to the timing of our April 2013 property tax payments partially offset by lower cash interest paid due to the expiration of various interest rate swaps during 2012 and incremental cash flows from property acquisitions completed during 2012.

Net cash from (used in) investing activities. Net cash provided by investing activities increased by $11.8 million to $6.6 million for the three months ended March 31, 2013 compared to a net use of cash totaling $5.2 million for the three months ended March 31, 2012. The increase is primarily due to $5.4 million from the Foothill note receivable repayment and $3.9 million from property dispositions in the three months ended March 31, 2013 offset by a net decrease of $2.7 million paid toward acquisitions and construction and development projects.

Net cash (used in) provided by financing activities. Net cash used in financing activities increased by $9.0 million to $4.1 million for the three months ended March 31, 2013 compared to a net increase in cash from financing activities totaling $4.9 million for the three months ended March 31, 2012. The increase in cash used in financing activities is primarily attributable to a $3.9 million decrease in cash contributions, a $5.6 million increase in distributions and reimbursements paid to members, and $0.5 million of prepaid offering costs, partially offset by a net increase in debt of $1.1 million.

Comparison of year ended December 31, 2012 to year ended December 31, 2011

Net cash provided by (used in) operating activities. Net cash provided by operating activities increased by $4.4 million to net cash provided by operating activities totaling $1.1 million for the year ended December 31, 2012 compared to a net use of cash totaling $3.3 million for the year ended December 31, 2011. The increase was primarily attributable to incremental cash flows from acquisitions made during 2012 and 2011, as well as lower cash interest paid due to the expiration of various swaps during 2011 with a total notional amount of $52.0 million.

Net cash used in investing activities. Net cash used in investing activities decreased by $18.5 million to $23.8 million for the year ended December 31, 2012 compared to $42.3 million for the year ended December 31, 2011. The change is attributable to a year over year decrease of $23.7 million paid for acquisitions, partially offset by an increase of $3.1 million paid for construction and development projects and contributions of $2.8 million for an investment in a joint venture during 2012.

Net cash provided by financing activities. Net cash provided by financing activities decreased by $6.3 million to $45.3 million for the year ended December 31, 2012 compared to $51.6 million for the year ended December 31, 2011. The decrease in cash provided by financing activities was primarily attributable to a decrease in mortgage financings as a result of fewer property acquisitions year over year, partially offset by an increase of $8.4 million in cash provided by capital raising activities, year over year.

Non-GAAP Financial Measures

In this prospectus, we disclose and discuss net operating income (“NOI”), earnings before interest, taxes, depreciation and amortization (“EBITDA”) and funds from operations (“FFO”), all of which meet the definition of “non-GAAP financial measure” set forth in Item 10(e) of Regulation S-K promulgated by the SEC. As a result we are required to include in this prospectus a statement of why management believes that presentation of these measures provides useful information to investors.

None of NOI, EBITDA or FFO should be considered as an alternative to net income (determined in accordance with GAAP) as an indication of our performance, and we believe that to understand our performance further, NOI, EBITDA and FFO should be compared with our reported net income or net loss and considered in addition to cash flows in accordance with GAAP, as presented in our consolidated financial statements.

NOI

We consider NOI to be an appropriate supplemental measure to net income because it helps both investors and management understand the core operations of our properties. We define NOI as total revenue (including rental revenue, tenant reimbursements, management, leasing and development services revenue and other income) less property-level operating expenses including allocated overhead. NOI excludes depreciation and amortization, general and administrative expenses, impairments, gain/loss on sale of real estate, interest expense, gain/loss on mark-to-market interest rate swaps and other non-operating items. The following are the revenue and expense items comprising NOI:

	Three Months Ended March 31,			Year Ended December 31,
	Pro Forma			Pro Forma
	2013	2013	2012	2012	2012	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Rental Revenue	9,592	$7,902	$7,039	$35,500	$28,586	$23,696
Tenant recoveries	1,095	904	789	4,085	3,262	2,438
Other operating revenues	380	379	81	634	643	465

Total revenue	11,067	$9,185	$7,909	$40,219	$32,491	$26,599

Property expenses	3,150	2,512	2,263	12,058	9,630	7,895

Net operating income	7,917	$6,673	$5,646	$28,161	$22,861	$18,704

The following is a reconciliation from pro forma and historical reported net loss, the most directly comparable financial measure calculated and presented in accordance with GAAP, to NOI:

	Three Months Ended March 31,			Year Ended December 31,
	Pro Forma			Pro Forma
	2013	2013	2012	2012	2012	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net income (loss)	(2,026)	$2,053	$(2,100)	$(1,192)	$(8,957)	$(6,337)
Interest income	(248)	(311)	(337)	(1,011)	(1,577)	(1,578)
Depreciation and amortization	7,273	3,208	3,526	17,822	12,727	9,874
Interest expense	939	3,906	4,209	3,754	17,452	17,970
General and administrative	2,040	1,153	983	8,683	5,146	3,729
Gain on mark-market interest rate swaps	—	(49)	(612)	—	(2,361)	(4,185)
Acquisition expenses	—	93	68	—	599	1,022
Equity income (loss) of unconsolidated real estate entities	(61)	212	(57)	105	(122)	(185)
Gain from early repayment of note receivable	—	(1,365)	—	—	—	—
Loss on extinguishment of debt	—	37	—	—	—	—
Income from discontinued operations	—	(2,264)	(34)	—	(46)	(1,606)

Net operating income	$7,917	$6,673	$5,646	$28,161	$22,861	$18,704

The following are the revenue and expense items comprising our Same Properties Portfolio:

	Same Store Portfolio
	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Rental revenue	$7,267	$6,995	$24,304	$23,480
Tenant recoveries	869	789	2,508	2,383
Other operating revenues	118	13	76	151

Total revenue	$8,254	$7,797	$26,888	$26,014

Property expenses	2,201	2,120	7,785	7,718

Net operating income	$6,053	$5,677	$19,103	$18,296

The following is a reconciliation from historical reported net income (loss) for our Same Properties Portfolio, the most directly comparable financial measure calculated and presented in accordance with GAAP, to NOI for our Same Properties Portfolio:

	Same Store Portfolio
	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income (loss)	$683	$(1,712)	$(5,812)	$(8,371)
Interest income	(311)	(334)	(1,571)	(1,559)
Depreciation and amortization	3,132	3,640	9,735	9,974
Interest expense	3,877	4,083	16,751	18,240
Acquisition expenses
Gain from early repayment of note receivable	(1,365)	—	—	12
Loss on extinguishment of debt	37	—

Net operating income	$6,053	$5,677	$19,103	$18,296

EBITDA

We believe that EBITDA is helpful to investors as a supplemental measure of our operating performance as a real estate company because it is a direct measure of the actual operating results of our industrial properties. We also use this measure in ratios to compare our performance to that of our industry peers. The following table sets forth a reconciliation of our pro forma and historical EBITDA for the periods presented to net loss:

	Three Months Ended March 31,			Year Ended December 31,
	Pro Forma			Pro Forma
	2013	2013	2012	2012	2012	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net income (loss)	(2,026)	$2,053	$(2,100)	$(1,192)	$(8,957)	$(6,337)
Interest expense	939	3,906	4,209	3,754	17,452	17,970
Depreciation and amortization	7,273	3,208	3,526	17,822	12,727	9,874

EBITDA	6,186	$9,167	$5,635	$20,384	$21,222	$21,507

FFO

We calculate FFO before non-controlling interest in accordance with the standards established by the National Association of Real Estate Investment Trusts (“NAREIT”). FFO represents net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales of depreciable operating property, real estate related depreciation and amortization (excluding amortization of deferred financing costs) and after adjustments for unconsolidated partnerships and joint ventures.

Management uses FFO as a supplemental performance measure because, in excluding real estate related depreciation and amortization, gains and losses from property dispositions, other than temporary impairments of unconsolidated real estate entities, and impairment on our investment in real estate, it provides a performance measure that, when compared year over year, captures trends in occupancy rates, rental rates and operating costs. We also believe that, as a widely recognized measure of performance used by other REITs, FFO may be used by investors as a basis to compare our operating performance with that of other REITs.

However, because FFO excludes depreciation and amortization and captures neither the changes in the value of our properties that result from use or market conditions nor the level of capital expenditures and leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effects and could materially impact our results from operations, the utility of FFO as a measure of our performance is limited. Other equity REITs may not calculate or interpret FFO in accordance with the NAREIT definition as we do, and, accordingly, our FFO may not be comparable to such other REITs’ FFO. FFO should not be used as a measure of our liquidity, and is not indicative of funds available for our cash needs, including our ability to pay dividends.

The following table sets forth a reconciliation of our pro forma and historical FFO before non-controlling interest for the periods presented to net income, the nearest GAAP equivalent:

		Three Months Ended March 31,			Year Ended December 31,
		Pro Forma	2013	2012	Pro Forma	2012	2011
		2013			2012
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income (loss)		$(2,026)	$2,053	$(2,100)	$(1,192)	$(8,957)	$(6,337)
Add:	Depreciation and amortization, including amounts in discontinued operations	7,273	3,286	3,657	17,822	13,217	10,687
	Depreciation and amortization of real estate assets unconsolidated joint ventures and tenant in common(1)	97	470	39	266	409	126
	Loss from early extinguishment of debt	—	246		—	—	—
Deduct:	Gain on sale of real estate	—	(2,409)	—		(55)	(2,503)

Funds from operations (FFO)		$5,344	$3,646	$1,596	$16,896	$4,614	$1,973

(1)	Amount represents our 15% ownership of Mission Oaks unconsolidated joint venture.

Inflation

The majority of our leases are either triple net or provide for tenant reimbursement for costs related to real estate taxes and operating expenses. In addition, most of the leases provide for fixed rent increases. We believe that inflationary increases may be at least partially offset by the contractual rent increases and tenant payment of taxes and expenses described above. We do not believe that inflation has had a material impact on our historical financial position or results of operations.

Newly Issued Accounting Standards

Recent Accounting Pronouncements

During the fourth quarter of 2011, the FASB issued an accounting standard update that requires disclosures about offsetting and related arrangements to enable financial statements users to evaluate the effect or potential effect of netting arrangements on an entity’s financial position, including rights of setoff associated with certain financial instruments and derivative instruments. The disclosure requirements are effective for us on January 1, 2013, and we do not expect the guidance to have a material impact on our combined financial statements.

Also during the fourth quarter of 2011, the FASB issued an accounting standard update to clarify the scope of current U.S. GAAP. The update clarifies that the real estate sales guidance applies to the derecognition of a subsidiary that is in-substance real estate as a result of default on the subsidiary’s nonrecourse debt. That is, even if the reporting entity ceases to have a controlling financial interest under the consolidation guidance, the reporting entity would continue to include the real estate, debt, and the results of the subsidiary’s operations in its consolidated financial statements until legal title to the real estate is transferred to legally satisfy the debt. This accounting standard update is effective for us on January 1, 2013, and we do not expect the guidance to impact our combined financial statements.

During the third quarter of 2011, the FASB issued an accounting standard update to amend and simplify the rules related to testing goodwill for impairment. The update allows an entity to make an initial qualitative evaluation, based on the entity’s events and circumstances, to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The results of this qualitative assessment determine whether it is necessary to perform the currently required two-step impairment test. The new guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. We adopted this standard as of January 1, 2012 and it has not had a material impact on our combined financial statements.

During the second quarter of 2011, the FASB issued an accounting standard update that eliminates the option to present components of other comprehensive income as part of the changes in stockholders’ equity, and requires the presentation of components of net income and other comprehensive income either in a single continuous statement or in two separate but consecutive statements. This accounting standard update is effective, on a retrospective basis, for interim and annual periods beginning after December 15, 2011. As this standard is for presentation purposes only, it had no impact on our combined financial statements.

During the second quarter of 2011, the FASB issued Accounting Standards Update No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, which generally aligns the principles for fair value measurements and the related disclosure requirements under US GAAP and International Financial Reporting Standards (“IFRS”). This standard requires new disclosures, with a particular focus on Level 3 measurements, including; quantitative information about the significant unobservable inputs used for all Level 3 measurements; qualitative discussion about the sensitivity of recurring Level 3 measurements to changes in the unobservable inputs disclosed, including the interrelationship between inputs and a description of our company’s valuation processes. This standard also requires disclosure of any transfers between Levels 1 and 2 of the fair value hierarchy; information about when the current use of a non-financial asset measured at fair value differs from its highest and best use and the hierarchy classification for items whose fair value is not recorded on the balance sheet but is disclosed in the notes. This standard was effective for interim and annual periods beginning after December 15, 2011. We adopted this standard effective January 1, 2012. See Note 2 to the combined financial statements of Rexford Industrial Realty, Inc. Predecessor for additional disclosures.

Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. However, we are choosing to “opt out” of such extended transition period and, as a result, we will comply with any such new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Quantitative and Qualitative Disclosure About Market Risk

Our future income, cash flows and fair values relevant to financial instruments are dependent upon prevailing market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. In the future, we may use derivative financial instruments to manage, or hedge, interest rate risks related to our borrowings, primarily through interest rate swaps.

An interest rate swap is a contractual agreement entered into by two counterparties under which each agrees to make periodic payments to the other for an agreed period of time based on a notional amount of principal. Under the most common form of interest rate swap, known from our perspective as a floating-to-fixed interest rate swap, a series of floating, or variable, rate payments on a notional amount of principal is exchanged for a series of fixed interest rate payments on such notional amount.

No assurance can be given that any future hedging activities by us will have the desired beneficial effect on our results of operations or financial condition.

The variable rate component of our variable rate pro forma consolidated indebtedness is LIBOR-based. If LIBOR were to increase by 50 basis points, the increase in interest expense on our pro forma variable rate debt would decrease our future earnings and cash flows by approximately $0.6 million annually. If LIBOR were to decrease by 50 basis points, the decrease in interest expense on our pro forma variable rate debt would be approximately $0.3 million annually.

Interest risk amounts are our management’s estimates and were determined by considering the effect of hypothetical interest rates on our financial instruments. These analyses do not consider the effect of any change in overall economic activity that could occur in that environment. Further, in the event of a change of that magnitude, we may take actions to further mitigate our exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, these analyses assume no changes in our financial structure.

As of March 31, 2013, we had total pro forma outstanding debt of approximately $129.3 million secured by nine of our properties, including approximately $60.0 million of secured indebtedness under our new term loan, $21.2 million drawn on our secured credit facility and approximately $48.1 million of secured indebtedness that we will assume as part of the formation transactions. Additionally, we will have approximately $6.2 million of secured indebtedness allocable to our 15% joint venture interest in the three properties owned indirectly by the JV, and we expect that we will incur additional indebtedness in the future. Interest we pay reduces our cash available for distributions. Certain of our debt issuances bear interest at variable rates and, as of March 31, 2013, we had approximately $124.0 million of variable rate debt outstanding that is not fixed with interest rate swaps.

MARKET OVERVIEW

Unless otherwise indicated, all information contained in this Market Overview section is derived from market materials prepared by DAUM compiled from original sources as of March 31, 2013, citing CoStar Property Database, CBRE and other sources.

Southern California Economy

California is home to the nation’s largest state economy based on gross domestic product, or GDP. California’s 2011 GDP was approximately 50% larger than that of Texas and 69% larger than New York, the two next largest state economies, and would have ranked as the ninth largest world economy if California were an independent nation. The Southern California economy, which we define as the Los Angeles six-county area (Los Angeles, Orange, Ventura, Riverside, San Bernardino and San Diego Counties), would have ranked as the 16th largest world economy based on 2011 GDP, representing approximately 46.5% of the state’s GDP.

Southern California is home to the largest U.S. regional population, with more than 21 million residents, projected to grow to 25 million residents by 2030. The region is home to the two largest sea ports in the U.S. (ports of Los Angeles and Long Beach), the fourth largest air freight terminal (Los Angeles International Airport) and is geographically positioned at the nexus for trade and technology flow between the U.S., China, the Pacific Rim nations and South America. The region is also resident to the largest manufacturing base in the nation, with approximately 728,500 manufacturing workers, 43% more than the next largest metropolitan area. Known as the “entertainment capital of the world,” its “creative economy” employs nearly one million skilled employees. The region is home to a significant high-tech industry, with more high-tech jobs (376,400) than any other U.S. market as of 2010, and consistently ranks first nationally in space, defense systems and consumer electronics manufacturing. The proximity of leading research institutions provides leadership and capital flows to key industries.

Southern California Infill Industrial Markets

The overall Southern California industrial real estate market is the largest in the U.S., with approximately 2.0 billion square feet of space, and is approximately 1.7 times larger than the next largest industrial real estate market (Chicago, Illinois), as illustrated below:

Source: DAUM market materials, citing CoStar Property Database as of March 2013

Note: Southern California market comprised of Los Angeles, Orange, Ventura, San Bernardino, Riverside, and San Diego Counties

The Southern California industrial market is generally segmented into infill and non-infill regions. Infill markets are considered high-barrier to-entry markets and generally share the following characteristics:

•	scarcity of vacant or developable land;

•	high concentrations of people, jobs, housing, income, wages and consumption;

•	high political barriers, such as extensive land-use and zoning laws and complex entitlement processes that limit development;

•	permanent, natural geographic barriers such as oceans, mountains and land preserves that restrict the ability for new development or the introduction of new, competing product;

•	economic barriers that limit new construction;

•

diminishing supply of infill industrial property as the dense regional population drives the conversion of existing industrial property to alternative uses, such as multi-family, retail and office properties; and

•	limited ability to expand the transportation infrastructure, which increases the cost and decreases the desire for businesses to locate in non-infill locations.

Market Opportunity

Our investment strategy focuses on the 1.73 billion square foot infill markets comprised of Los Angeles County, Orange County, West Inland Empire, San Diego County and Ventura County. In 2012, over $5.9 billion of industrial property was sold in Southern California. We believe the market trends and conditions discussed below have created favorable investment opportunities that we are competitively positioned to capitalize upon.

Portfolio Focused on Infill Southern California Market

Limited, Diminishing Supply with Substantial Barriers to Entry

Southern California is generally considered to be nearly fully developed and is characterized by a scarcity of vacant or developable land. This is due in large part to the region’s permanent physical barriers, including major population centers, geographical features including numerous mountain ranges, and the Pacific Ocean. These constraints, combined with a large and growing population, have given rise to high political barriers, such as extensive land use and zoning laws and complex entitlement processes, that curtail real estate development. Further, scarcity of developable land leads to high land and development costs. Industrial lease rates typically do not justify development of new properties for lease in infill markets, which presents an economic barrier for those seeking to develop new industrial properties.

Source: DAUM market materials, citing CoStar Property Database as of March 2013

There has been a dearth of new multi-tenant industrial properties built for lease since 1999, with infill development generally limited to relatively few owner-user and build-to-suit developments. Multi-tenant development represented only 1.1% of total new industrial property construction in Southern California markets during 2011 and 2012, combined, and only 0.6% of new construction in 2012. Further, as a majority of infill product is multi-tenant, substantially all new construction occurred in the Inland Empire, much of which is non-infill and generally outside of Rexford’s primary target markets.

Source: DAUM market materials, citing CoStar Property Database as of March 2013

Industrial use is not typically considered the “highest and best” economic use for the few development or redevelopment sites available within our target markets. As a result, the stock of infill industrial property in our target markets generally has diminished over time, as existing properties have converted to alternate uses, primarily multi-family housing and related development. Since 2001, Los Angeles and Orange Counties have seen more than 24.2 million and 5.8 million square feet of industrial property, respectively, demolished for redevelopment as shown in the charts below.

Source: DAUM market materials, citing CoStar Property Database as of March 2013

High Current Occupancy and High Rental Rates

The Southern California infill industrial market has consistently out-performed other national markets on the basis of occupancy and asking rents, as illustrated in the following charts. As of March 31, 2013, occupancy was 95.0% and 94.7% for Los Angeles and Orange Counties, respectively, versus the national average of 91.3%. Since 2001, average Los Angeles and Orange County asking rents were 65% higher than the average of the next nine largest markets in the nation over the same twelve-year period. As shown in the charts below, the occupancy rates for Los Angeles and Orange County have consistently been above the other large markets in the United States since the fourth quarter of 2001 and the occupancy rates never dipped below 90%, even during the most recent recession.

Source: DAUM market report, citing CoStar Property Database and data provided by CBRE as of March 2013

Source: DAUM market report, citing CoStar Property Database and data provided by CBRE as of March 2013

Diverse Tenant Demand Base

Southern California is home to the nation’s largest and most diverse manufacturing and distribution sector, as well as the largest number of high-tech jobs. We draw our tenants from over 17 industry sectors. The following charts compare Southern California’s manufacturing and high-tech employment to other major U.S. markets:

Source: DAUM market materials, citing Bureau of Labor Statistics as of March 2013	Source: DAUM market materials, citing Tech America Foundation, Cyber Cities 2010

The trend of off-shoring domestic manufacturing to Asia further fuels Southern California industrial tenant demand, as a vast share of Asian goods pass through the Los Angeles-area ports and require regional warehousing and distribution in order to access the broader U.S. market. As of March 31, 2013, approximately 21.3% of our tenants imported product from outside the U.S.

Source: DAUM market materials, citing websites for the Port of Los Angeles, Port of Long Beach, Port Authority of New York and New Jersey, Port of Seattle, Port of Tacoma and Port of Oakland as of March 2013

Additionally, the emergence of e-commerce and the growth of Internet retailers and wholesalers are expanding the universe of tenants seeking industrial space in our target markets. Forrester Research Inc. projects that online shoppers in the United States will spend $327 billion in 2016, up 45% from the $226 billion spent in 2012, increasing to an estimated 9.0% of total retail sales by 2016. As of March 31, 2013, approximately 17.4% of our tenants cited e-commerce as a component of their business.

Large and Growing Regional Population

Southern California represents the largest regional population in the U.S., with over 21 million residents, comprising over 57% of California residents. The population has increased by approximately 2 million since 2000 and is projected to increase to over 25 million residents by 2030. Our infill tenant base tends to disproportionately serve the direct consumption needs of this growing regional Southern California population. This contrasts with tenants of “big-box” properties, who disproportionately serve super-regional or global trade and distribution. Approximately 94.0% of our tenants sell or distribute their goods or services regionally within California.

Source: DAUM market materials, citing projections prepared by Demographic Research Unit, California Department of Finance, May 2012

Relative Performance of Our Target Markets and Properties

Older Properties Tend To Outperform Newer Properties

Over one billion square feet of infill industrial space in our target market was built prior to 1980. These buildings are generally more centrally located, which reduces commuting time for our tenants’ employees and distribution times to the end consumers of the product. These locations are also typically more densely populated areas than locations that feature a greater proportion of newer construction. These factors have driven higher occupancy rates in pre-1980 buildings compared to post-1980 buildings. As of March 31, 2013, occupancy for pre-1980 buildings was 95.1% versus 92.9% for newer buildings. Pre-1980 buildings have maintained occupancy levels between 94.4% and 97.4% since 2001, while occupancy for post-1980 buildings has ranged from 89.6% to 94.5%, as illustrated in the chart below.

Source: DAUM market materials, citing CoStar Property Database and CBRE data as of March 2013.

Smaller Spaces and Multi-Tenant Properties Tend to Outperform Larger, Single-Tenant Properties

Our target infill markets feature a majority of properties valued below $25 million or sized below 300,000 square feet. We believe smaller spaces, generally under 40,000 square feet, are positioned for rental rate recovery as economic conditions improve for smaller- and mid-size tenants in the face of ongoing scarcity of supply of these spaces. Occupancy as of March 31, 2013 for “big-box” buildings containing 100,000 square feet or more was 93.2%, while occupancy in buildings containing less than 40,000 square feet was 94.9%.

Source: DAUM market materials, citing CoStar Property Database as of March 2013.

Projected Improvements in Occupancy and Rental Rates

Occupancy and rental rates in our target markets are substantially higher for smaller spaces compared to larger spaces on an historical and projected basis as shown in the table below. Further, rental rates for larger, single-tenant spaces have recovered nearly to their pre-recession levels. Conversely, rental rates for small- and mid-sized tenants remain at cyclically low levels and have lagged in recovery compared to larger spaces as shown in the table below. Consequently, we believe the potential for rental rates to increase in the smaller- and medium-sized spaces and buildings may be substantially greater in the near- to medium-term than for larger spaces fueled, in part, by improving liquidity and access to working capital for small and medium sized businesses as the economy continues to stabilize.

As shown in the charts below, occupancy and rental rates in the Southern California industrial infill market are projected to increase over the next three years. Moreover, multi-tenant space under 40,000 square feet, which has been slower to recover from the recent financial crisis, is projected to outperform single-tenant space containing 100,000 or more square feet according to DAUM, utilizing data provided by CBRE.

Source: DAUM market materials, citing CoStar Property Database and data provided by CBRE as of March 2013	Source: DAUM market materials, citing CoStar Property Database and data provided by CBRE as of March 2013

BUSINESS

Overview

Rexford Industrial Realty, Inc. is a newly organized Maryland corporation formed to operate as a self-administered and self-managed REIT focused on owning and operating industrial properties in Southern California infill markets. We were formed to succeed our predecessor business, which is controlled and operated by our principals, Richard Ziman, Howard Schwimmer and Michael Frankel, who collectively have decades of experience acquiring, owning and operating industrial properties in Southern California infill markets. Upon completion of our formation transactions, our initial portfolio will consist of 61 properties with approximately 6.7 million rentable square feet, including two properties that we currently have under contract to purchase, and manage an additional 20 properties with approximately 1.2 million rentable square feet.

Our goal is to generate attractive risk-adjusted returns for our stockholders by providing superior access to industrial property investments in Southern California infill markets. Our target markets provide us with opportunities to acquire both stabilized properties generating favorable cash flow, as well as properties where we can enhance returns through value-add renovations and redevelopment. We believe that Southern California infill markets are among the most attractive industrial real estate markets for investment in the United States. Significant fragmentation, scarcity of available space and high barriers limiting new construction all contribute to create superior long-term supply/demand fundamentals. We built our company from the ground up as an institutional quality, vertically integrated platform with extensive value-add investment and management capabilities to focus on this specific market opportunity.

We own both multi-tenant and single-tenant properties comprising approximately 60% and 40% of our portfolio, respectively. Our properties are highly adaptable and appeal to a wide range of potential tenants and uses, which, in our experience, reduces re-tenanting costs, time and risk, thereby enhancing our return on investment. Our tenants generally are small and medium sized businesses that are structurally tied to the Southern California economy and therefore find that locating within our target markets is critical to the ongoing operations of their business. Our initial portfolio is highly diversified by tenant and industry. Of our 693 tenants, no single tenant accounted for more than 2.3 % of our total annualized rent and no single industry accounted for more than 11.6% of our total annualized rent, as of March 31, 2013. Our average tenant size is approximately 9,000 square feet, with nearly 70% of tenants occupying less than 50,000 square feet each.

We benefit from our management team’s extensive market knowledge, long-standing business and personal relationships and research- and relationship-driven origination methods developed over more than 30 years to generate attractive investment opportunities. In our view, the fragmented and complex nature of our target markets generally makes it difficult for less experienced or less focused investors to access comparable opportunities on a consistent basis.

We plan to grow our business through disciplined acquisitions of additional industrial properties in Southern California infill markets, and believe that there are substantial and attractive acquisition opportunities available to us in our target markets. According to DAUM, the Southern California infill industrial property market consists of approximately 1.73 billion square feet of industrial properties. Our initial portfolio represents substantially less than 1.0% of this target market. Through our proprietary origination methods, we are actively monitoring, as of June 4, 2013, approximately 31.6 million square feet of properties in our markets that we believe represent attractive potential investment opportunities, including properties containing approximately 2.9 million square feet on which we have submitted non-binding offers that remain outstanding. In addition, we currently have two properties totaling 123,676 square feet under contract to purchase with their purchase expected to close before July 31, 2013. The closings are subject to satisfactory completion of our due diligence and customary closing conditions. As such, we cannot assure you that we will complete these acquisitions on the current terms or at all. Our predecessor’s recent investment fund has acquired in excess of 3.1 million square feet in our target markets with over 2.3 million square feet acquired since 2012 alone, sourced primarily through a combination of off-market and lightly marketed transactions, sale lease-backs and related transactions from illiquid owners and short sales and discounted note purchases from financial institutions. We believe the current market environment represents an attractive time in the real estate cycle to invest in our target properties as the many small and medium sized businesses that our properties seek to serve are just beginning to participate in the economic recovery. Despite being consistently one of the highest occupied markets in the United States approaching 95% occupancy rates, particularly for multi-tenant properties, rental rates in our target markets have only recently begun to recover from their recessionary lows.

We intend to elect and qualify to be taxed as a REIT under the Code, commencing with the year ending December 31, 2013, and generally will not be subject to U.S. federal taxes on our income to the extent we annually distribute at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid, to our stockholders and otherwise maintain our qualification as a REIT. We are structured as an UPREIT and will own substantially all of our assets and conduct substantially all of our business through our operating partnership. We will serve as the sole general partner and expect to own an approximately 86.8% interest in our operating partnership upon completion of this offering.

Experienced Management and Vertically Integrated Team

Our predecessor business was founded in 2001 by our Chairman Richard Ziman, and our Co-Chief Executive Officer, Howard Schwimmer, to take advantage of what they believed to be a particularly attractive opportunity to invest in industrial properties in Southern California infill markets. Messrs. Ziman and Schwimmer were joined by Michael Frankel, our Co-Chief Executive Officer, in 2004. These three members of our senior executive management team have worked together for nearly a decade, and each has substantial experience investing in and managing Southern California industrial properties.

Mr. Ziman contributes over 40 years of experience owning and managing industrial real estate and a successful public company track record as the founding chairman and chief executive officer of Arden, a REIT, which at the time of its sale to GE Real Estate in 2006 was the largest publicly traded owner of office properties in Southern California. Mr. Schwimmer has focused exclusively on owning, operating and creating value in infill Southern California industrial property throughout his 30 year career. Mr. Schwimmer has 12 years of experience managing and co-managing our predecessor business, with expertise including the acquisition, value-add improvement, development, management, leasing and disposition of industrial property. Prior to establishing our predecessor business, from 1983 until 2001, Mr. Schwimmer held various positions including stockholder, board member, manager, executive vice president and broker of record for DAUM, California’s oldest industrial brokerage company. Mr. Frankel’s 28 year career has focused on real estate and private equity investment and senior management operating roles, including nine years co-managing our predecessor business, which almost exclusively focused on investing in industrial properties in Southern California infill markets.

Rexford’s vertically integrated company and team provides an entrepreneurial set of processes and personnel experienced in virtually every facet of industrial property investment and management, from originations, finance and underwriting, to asset, construction and property management.

Arden Realty, Inc.

Mr. Ziman co-founded Arden (NYSE: ARI) in 1990 and served as Chairman and Chief Executive Officer after taking the company public on the NYSE in 1996. Arden was a publicly traded REIT, engaged in owning, acquiring, managing, leasing, developing and renovating office properties located in Southern California. The company’s portfolio was expanded from 4 million square feet to approximately 18.5 million square feet and became one of the largest owners of office properties in Southern California. As a senior member of Arden’s management team, Mr. Ziman was instrumental in helping Arden become one of the largest owners of office properties in Southern California. In May 2006, Arden was sold to GE Real Estate, a division of General Electric Capital Corporation, for $4.8 billion in total enterprise value, compared to an enterprise value of approximately $500 million at the time of its initial public offering. An investment in the common stock of

Arden at the time of its initial public offering until its final sale generated a total return to stockholders of approximately 338% per share for each share purchased at the initial public offering price of $20.00 per share (assuming reinvestment of all cash dividends since the initial public offering in 1996) compared to a total return of 248% for the MSCI US REIT Index over the same period.

Competitive Strengths

In addition to our infill Southern California target market and asset focus, we believe that our investment strategy and operating model distinguish us from other owners, operators and acquirers of industrial real estate in several important ways, including the following:

Attractive Existing Portfolio with Diversified Tenant Mix: We have built a difficult-to-replicate portfolio of interests in 61 properties totaling approximately 6.7 million square feet, including two properties that we currently have under contract to purchase, almost all of which is located in Southern California infill markets. We will own 100% of the interests in 58 of these properties and will own a 15% interest in the remaining three properties. We believe our initial portfolio is attractively positioned to participate in a recovery in rental rates in our markets. Additionally, our portfolio is leased to a broad tenant base, drawn from diverse industry sectors. We believe that this diversification reduces our exposure to tenant default risk and earnings volatility. As of March 31, 2013, we had 693 individual tenants, with no single tenant accounting for more than 2.3% of our total annualized rent.

Superior Access to Deal Flow: We believe that we enjoy superior access to distressed, off-market and lightly marketed acquisition opportunities, many of which are difficult for competing investors to access. Approximately half of the acquisitions by deal count completed by our predecessor business since its inception were off-market or lightly-marketed transactions. Off-market and lightly marketed transactions are characterized by a lack of a formal marketing process and a lack of widely disseminated marketing materials. As we are principally focused on the Southern California market, our executive management and acquisition teams have developed and maintain a deep, broad network of relationships among key market participants, including property brokers, lenders, owners and tenants. We employ an extensive broker marketing, incentives and loyalty program. We also utilize data-driven and event-driven analytics and primary research to identify and pursue events and circumstances, including financial distress, related to owners, lenders, and tenants that tend to generate early access to emerging investment opportunities. We believe that our relationship network, creative sourcing approach and research-driven originations methods contribute to a superior level of attractive investment opportunities.

Experienced Management Team: Members of our senior management team contribute over 64 years of prior public company experience, and collectively have been involved with over $25 billion of real estate acquisitions over multiple cycles. Members of our senior management team have been working together for nearly a decade and together bring 130 years of experience focused on creating value by investing in infill Southern California industrial property.

Ability to Execute Opportunistic Transactions: The combination of our proprietary origination methods and the experience and relationships of our management team provide us access to and allow us to capitalize on unique transaction opportunities, for example:

•

Glendale Commerce Center: Glendale Commerce Center is a 473,345 square foot highly functional warehouse and distribution center located in Glendale, California with 100% occupancy. We acquired this property in April 2013. In this transaction we leveraged key relationships and rapid execution to capitalize on a broken portfolio sale. As a result, we were able to acquire the property at a discount to replacement cost.

•	Grand Commerce Center: Grand Commerce Center is a 101,187 square foot highly functional light industrial property located in Santa Ana, California with 90.1% occupancy. We acquired this property in September 2010. In this transaction we were able to generally pre-empt the market by utilizing proprietary research to identify a distressed owner. As a result, we were able to acquire the property at a discount to replacement cost.

Vertically Integrated Platform: We are a full-service real estate operating company, with in-house capabilities in all aspects of our business. Our platform includes experienced in-house teams focused on acquisitions, analytics and underwriting, asset management and repositioning, property management, leasing, construction management and sales, as well as finance, accounting, legal and human relations departments.

Growth-Oriented Capital Structure: We believe that a public company capital structure will enable us to capitalize effectively on the substantial volume of opportunities generated by our origination platform. Upon completion of this offering, our pro forma debt to total market capitalization will be approximately 24.2%. We expect to enter into a new approximately $60 million term loan, which will be used at the completion of this offering to repay a portion of our outstanding mortgage debt. In addition, we have negotiated a proposed revolving credit facility with a borrowing capacity of $200 million that we expect to have in place at the completion of this offering. This facility is expected to have an accordion feature that may provide for up to an additional $200 million borrowing capacity as our company grows. We expect to use the proposed revolving credit facility for property acquisitions, working capital requirements and other general corporate purposes.

Value-Add Repositioning and Redevelopment Expertise: Our in-house redevelopment and construction management team collectively has over 75 years of industrial property redevelopment experience. Our in-house team employs an entrepreneurial approach to redevelopment and repositioning activities that are designed to increase the functionality and cash flow of our properties. These activities include converting large underutilized spaces into a series of smaller and more functional spaces, adding additional square footage and modernizing properties by, among other things, modernizing fire, life-safety and building operating systems, resolving functional obsolescence, adding or enhancing loading areas and truck access and making certain other accretive improvements.

Our Business and Growth Strategies

Our primary objective is to generate attractive risk-adjusted returns for our stockholders through dividends and capital appreciation. We believe that pursuing the following strategies will enable us to achieve this objective:

External Growth through Acquisitions

We intend to grow our initial portfolio through disciplined acquisitions in prime Southern California infill markets. We believe that our relationship-, data- and event-driven research allows us to identify and exploit asset mispricing and market inefficiencies. Through these proprietary origination methods, we are actively monitoring, as of June 4, 2013, approximately 31.6 million square feet of properties in our markets that we believe represent attractive potential investment opportunities, including properties containing approximately 2.9 million square feet on which we have submitted non-binding offers that remain outstanding. In addition, we currently have two properties totaling 123,676 square feet under contract to purchase with their purchase expected to close before July 31, 2013. The closings are subject to satisfactory completion of our due diligence and customary closing conditions. As such, we cannot assure you that we will complete these acquisitions on the current terms or at all. Our predecessor’s most recent investment fund has acquired in excess of 3.1 million square feet in our target markets with over 2.3 million square feet acquired since 2012 alone, sourced primarily through a combination of off-market and lightly marketed transactions, sale lease-backs and related transactions, short sales and discounted note purchases from financial institutions.

We believe there are a large number of over-leveraged industrial properties within our target markets facing loan maturities over the next several years. We seek to source transactions from owners facing pressing liquidity needs or financial distress, including maturities of loans that lack economical refinancing options. We also seek to transact with lenders, which, following the recent financial crisis, face a heightened need to divest or resolve underperforming loans in order to meet capital and regulatory requirements.

Internal Growth through Intensive, Value-Added Asset Management

We employ an intensive asset management strategy that is designed to increase cash flow and occupancy from our properties. Our strategy includes repositioning industrial property by renovating, modernizing or increasing functionality to increase cash flow and value. For example, we sometimes convert formerly single-tenant properties to multi-tenant occupancy to capitalize upon the higher per square foot rents generated by smaller spaces in our target markets. We believe that by undertaking such conversions or other functional enhancements, we can position our properties to attract a larger universe of potential tenants, increase occupancy, tenant quality and rental rates. We also believe that multi-tenant properties help to limit our exposure to tenant default risk and diversify our sources of cash flow.

Our proactive approach to leasing and asset management is driven by our in-house team of portfolio and property managers, which maintains direct, day-to-day relationships and dialogue with our tenants. In addition, we motivate listing brokers through leasing incentives combined with highly entrepreneurial leasing plans that we develop for each of our properties. We believe our proactive approach to leasing and asset management enhances recurring cash flow and reduces periods of vacancy. Our properties have successfully outperformed the overall infill Southern California market in leasing up vacant space. As illustrated in the chart below, over the course of the last five years, we have demonstrated an ability to consistently increase occupancy, even during the depth of the recent “Great Recession” when our target markets experienced a net reduction in occupancy.

Source: DAUM market materials, citing CoStar Property Database as of March 2013.

We believe that our initial portfolio contains the potential for imbedded growth through the lease-up of currently available space. As of March 31, 2013, our initial portfolio was 89.4% leased. We believe four factors will contribute to increased cash flow from leasing in the near term:

•	a number of our properties are in their final lease-up stage after being repositioned through our value-add activities,

•

we expect the firming up of supply and demand in certain markets, such as San Diego, that has generally lagged the infill markets of Los Angeles County and Orange County through the 2010 to 2012 recovery, and are now experiencing net positive absorption, and

•

expected market rental rate increases in the multi-tenant industrial market, as smaller and medium sized business tenants begin to gain access to increased liquidity and available credit as the economy recovers.

Financing Strategy

We intend to maintain a flexible and growth-oriented capital structure. Upon completion of this offering, we will have an initial debt-to-market capitalization of approximately 24.2%. To facilitate our acquisition strategy, we have negotiated a proposed revolving credit facility with a borrowing capacity of $200 million that we expect to have in place at the completion of this offering. This facility is expected to have an accordion feature that may provide for up to an additional $200 million borrowing capacity as our company grows. This facility will be used for property acquisitions, working capital requirements and other general corporate purposes. We also expect to enter into a new $60 million term loan, which will be used at the completion of this offering to repay a portion of our outstanding mortgage debt. For more information regarding our proposed revolving credit facility and our new term loan, see “Business—Description of Certain Debt.”

We expect to fund property acquisitions through borrowings under our proposed revolving credit facility and traditional mortgage financing, as well as from any remaining cash available from the proceeds of this offering and the concurrent private placement after repayment of certain indebtedness as described under “Use of Proceeds.” We may place longer term mortgage debt on certain properties. We also anticipate using common units to acquire properties from existing owners interested in tax-deferred transactions.

Our Properties

In connection with our formation transactions, the concurrent private placement and this offering, in exchange for an estimated combined total of 4,957,099 shares of common stock and 3,714,419 common units and approximately $0.7 million in cash, we will acquire interests in entities that own 61 properties, including two properties that we currently have under contract to purchase. Our target properties fit into four general categories focused on industrial property located in Southern California infill markets:

•	Core Plus;

•	Value Add;

•	Core; and

•	First Mortgages Tied to Target Industrial Property.

The following table provides information about the properties we will own upon completion of our formation transactions, including two properties that we currently have under contract to purchase:

Property Address	City	Number of Buildings	Asset Type	Year Built / Renovated(1)	Rentable Square Feet	Ownership Interest in Rentable Square Feet(2)	Percentage of Rentable Square Feet(3)	Number of Leases	Occupancy(4)	Annualized Base Rent(5)	Percentage of Total Annualized Base Rent(6)	Total Annualized Base Rent per Square Foot(7)	Owner- ship Interest
Los Angeles— Greater San Fernando Valley
3350 Tyburn St., 3332, 3334, 3360, 3368, 3370, 3378, 3380, 3410, 3424 N. San Fernando Rd.	Los Angeles	8	Warehouse / Distribution	1966, 1992, 1993, 1994	473,345	473,345	8.4%	27	99.4%	$4,471,764	10.6%	$9.51	100.0%
15140 & 15148 Bledsoe St., 13065—13081 Bradley Ave.	Sylmar	2	Warehouse / Light Manufacturing	1969, 2008 / 2006	138,474	138,474	2.4%	7	94.5%	$1,007,592	2.4%	$7.70	100.0%
28340—28400 Avenue Crocker	Valencia	1	Warehouse / Light Manufacturing	1987 / 2006	91,788	91,788	1.6%	2	100.0%	$706,884	1.7%	$7.70	100.0%
28159 Avenue Stanford	Valencia	1	Light Industrial / Office	1987 / 2008	79,701	79,701	1.4%	7	63.3%	$817,152	1.9%	$16.19	100.0%
21-29 West Easy St.	Simi Valley	5	Warehouse / Light Manufacturing	1991 / 2006	102,327	102,327	1.8%	12	93.2%	$850,236	2.0%	$8.91	100.0%
18310-18330 Oxnard St.	Tarzana	2	Warehouse / Light Manufacturing	1973	75,288	75,288	1.3%	22	82.4%	$652,116	1.5%	$10.51	100.0%
15041 Calvert St.	Van Nuys	1	Warehouse / Light Manufacturing	1971	81,282	81,282	1.4%	1	100.0%	$438,924	1.0%	$5.40	100.0%
8101-8117 Orion Ave.	Van Nuys	1	Warehouse / Light Manufacturing	1978	48,388	48,388	0.9%	22	77.5%	$460,428	1.1%	$12.27	100.0%
6701 & 6711 Odessa Ave.	Van Nuys	2	Warehouse / Light Manufacturing	1970-1972 / 2012	29,544	29,544	0.5%	2	100.0%	$205,620	0.5%	$6.96	100.0%
1050 Arroyo Ave.	San Fernando	1	Warehouse / Light Manufacturing	1969 / 2012	76,993	76,993	1.4%	1	100.0%	$526,632	1.2%	$6.84	100.0%
901 W. Alameda Ave.	Burbank	1	Light Industrial / Office	1969 / 2009	44,924	44,924	0.8%	3	89.5%	$1,178,436	2.8%	$29.32	100.0%
700 Allen Ave., 1840 Dana St., & 1830 Flower	Glendale	3	Light Industrial / Office	1949, 1961 / 2011-2012	38,665	38,665	0.7%	0	0.0%	$0	0.0%	$0.00	100.0%
121-125 N. Vinedo Ave.	Pasadena	1	Warehouse / Light Manufacturing	1953 / 1993	48,381	48,381	0.9%	1	100.0%	$476,640	1.1%	$9.85	100.0%
89-91 N. San Gabriel Blvd., 2670-2674 Walnut Ave., 2675 Nina St.	Pasadena	5	Light Manufacturing / Flex	1947, 1985 / 2009	31,619	31,619	0.6%	2	84.2%	$433,692	1.0%	$16.28	100.0%

Subtotal / Weighted Average(8)		34			1,360,719	1,360,719	24.0%	109	91.2%	$12,226,116	29.0%	$9.85	100.0%

Property Address	City	Number of Buildings	Asset Type	Year Built / Renovated(1)	Rentable Square Feet	Ownership Interest in Rentable Square Feet(2)	Percentage of Rentable Square Feet(3)	Number of Leases	Occupancy(4)	Annualized Base Rent(5)	Percentage of Total Annualized Base Rent(6)	Total Annualized Base Rent per Square Foot(7)	Owner- ship Interest
Los Angeles—San Gabriel Valley
1400 South Shamrock	Monrovia	1	Light Manufacturing / Flex	1957, 1962 / 2004	67,838	67,838	1.2%	1	100.0%	$938,304	2.2%	$13.83	100.0%
15705, 15709 Arrow Highway & 5220 Fourth St.	Irwindale	3	Warehouse / Light Manufacturing	1987	69,592	69,592	1.2%	30	92.2%	$631,176	1.5%	$9.84	100.0%
15715 Arrow Highway	Irwindale	1	Light Manufacturing / Flex	1989	76,000	76,000	1.3%	1	100.0%	$967,824	2.3%	$12.73	100.0%
14250-14278 Valley Blvd.	La Puente	8	Warehouse / Light Manufacturing	1974 / 2007	99,720	99,720	1.8%	25	94.4%	$741,223	1.8%	$7.88	100.0%
13914-13932 Valley Blvd.	La Puente	2	Warehouse / Light Manufacturing	1978, 1988 / 2012	58,084	58,084	1.0%	27	94.0%	$432,276	1.0%	$7.91	100.0%
15241—15277, 15317—15339 Don Julian Rd.	City of Industry	2	Warehouse / Distribution	1965, 2005 / 2003	241,248	241,248	4.3%	13	100.0%	$1,963,620	4.7%	$8.14	100.0%

Subtotal / Weighted Average		17			612,482	612,482	10.8%	97	97.6%	$5,674,423	13.4%	$9.49	100.0%

Los Angeles—Central
1938-1946 E. 46th St.	Vernon	3	Warehouse / Light Manufacturing	1961, 1983 / 2008-2010	190,663	190,663	3.4%	3	100.0%	$1,257,912	3.0%	$6.60	100.0%

Los Angeles—Mid-Counties
9641—9657 Santa Fe Springs Rd.	Santa Fe Springs	3	Warehouse / Distribution	1982 / 2009	106,995	106,995	1.9%	4	100.0%	$864,276	2.0%	$8.08	100.0%
14944, 14946, 14948 Shoemaker Ave.	Santa Fe Springs	3	Warehouse / Light Manufacturing	1978 / 2012	86,010	86,010	1.5%	19	82.3%	$533,076	1.3%	$7.53	100.0%
12910 East Mulberry Dr.	Whittier	1	Warehouse / Distribution	1962 / 2009	153,080	153,080	2.7%	2	100.0%	$869,664	2.1%	$5.68	100.0%
9220-9268 Hall Rd.	Downey	1	Warehouse / Light Manufacturing	2008	176,405	176,405	3.1%	25	55.8%	$748,464	1.8%	$7.60	100.0%

Subtotal / Weighted Average		8			522,490	522,490	9.2%	50	82.2%	$3,015,480	7.1%	$7.02	100.0%

Property Address	City	Number of Buildings	Asset Type	Year Built / Renovated(1)	Rentable Square Feet	Ownership Interest in Rentable Square Feet(2)	Percentage of Rentable Square Feet(3)	Number of Leases	Occupancy(4)	Annualized Base Rent(5)	Percentage of Total Annualized Base Rent(6)	Total Annualized Base Rent per Square Foot(7)	Owner- ship Interest
Los Angeles—South Bay
1661 240th St.	Los Angeles	1	Warehouse / Distribution	1975 / 1995	100,851	100,851	1.8%	2	39.0%	$239,532	0.6%	$6.09	100.0%
6423-6431 & 6407-6119 Alondra Blvd.	Paramount	2	Warehouse / Light Manufacturing	1986	30,224	30,224	0.5%	8	74.1%	$174,240	0.4%	$7.78	100.0%
18118-18120 S. Broadway	Carson	3	Warehouse / Distribution	1957 / 1989	78,183	78,183	1.4%	5	100.0%	$500,820	1.2%	$6.41	100.0%
311, 319, 329 & 333 157th St.	Gardena	4	Warehouse / Light Manufacturing	1960-1971 / 2006-2011	60,000	60,000	1.1%	7	100.0%	$434,880	1.0%	$7.25	100.0%
20920-20950 Normandie Ave.	Torrance	2	Warehouse / Light Manufacturing	1989	49,466	49,466	0.9%	24	89.0%	$476,208	1.1%	$10.82	100.0%
6010 Paramount Ave., 2708 Seaboard Lane	Long Beach	1	Warehouse / Light Manufacturing	1981-1982	16,534	16,534	0.3%	2	100.0%	$133,344	0.3%	$8.06	100.0%

Subtotal / Weighted Average		13			335,258	335,258	5.9%	48	77.7%	$1,959,024	4.6%	$7.52	100.0%

North Orange County
2300-2386 East Walnut Ave.	Fullerton	3	Warehouse / Distribution	1985-1986 / 2005	161,286	161,286	2.8%	14	100.0%	$1,155,696	2.7%	$7.17	100.0%
1631 N. Placentia Ave., 2350—2384 E. Orangethorpe Ave.	Anaheim	2	Warehouse / Light Manufacturing	1973 / 2007	62,395	62,395	1.1%	29	91.2%	$646,104	1.5%	$11.35	100.0%

Subtotal / Weighted Average		5			223,681	223,681	3.9%	43	97.6%	$1,801,800	4.3%	$8.26	100.0%

Orange County Airport
3441 West MacArthur Blvd.	Santa Ana	1	Warehouse / Distribution	1973	122,060	122,060	2.2%	1	100.0%	$678,900	1.6%	$5.56	100.0%
600-650 South Grand Ave.	Santa Ana	6	Warehouse / Light Manufacturing	1988	101,210	101,210	1.8%	44	85.7%	$890,052	2.1%	$10.27	100.0%
3720-3750 W. Warner Ave.	Santa Ana	1	Warehouse / Light Manufacturing	1973 / 2008	38,570	38,570	0.7%	11	71.9%	$253,104	0.6%	$9.13	100.0%
200-220 South Grand Ave.	Santa Ana	1	Warehouse / Light Manufacturing	1973 / 2008	27,200	27,200	0.5%	7	100.0%	$261,660	0.6%	$9.62	100.0%

Subtotal / Weighted Average		9			289,040	289,040	5.1%	63	91.2%	$2,083,716	4.9%	$7.90	100.0%

Property Address	City	Number of Buildings	Asset Type	Year Built / Renovated(1)	Rentable Square Feet	Ownership Interest in Rentable Square Feet(2)	Percentage of Rentable Square Feet(3)	Number of Leases	Occupancy(4)	Annualized Base Rent(5)	Percentage of Total Annualized Base Rent(6)	Total Annualized Base Rent per Square Foot(7)	Owner- ship Interest
San Bernardino—Inland Empire West
1400 S. Campus Ave.	Ontario	2	Warehouse / Light Manufacturing	1964-1966, 1973, 1987	107,861	107,861	1.9%	1	100.0%	$440,076	1.0%	$4.08	100.0%
9160—9220 Cleveland Ave., 10860 6th St.	Rancho Cucamonga	3	Light Manufacturing / Flex	1988-1989 / 2006	129,309	129,309	2.3%	2	64.0%	$1,450,296	3.4%	$17.52	100.0%
10700 Jersey Blvd.	Rancho Cucamonga	7	Light Industrial / Office	1988-1989	107,568	107,568	1.9%	49	89.5%	$833,016	2.0%	$8.65	100.0%
9375 Archibald Ave.	Rancho Cucamonga	8	Light Industrial / Office	1980 / 2007	62,677	62,677	1.1%	26	65.7%	$369,984	0.9%	$8.98	100.0%
8900-8980 Benson Ave., 5637 Arrow Highway	Montclair	5	Warehouse / Light Manufacturing	1974	88,146	88,146	1.6%	41	79.6%	$660,000	1.6%	$9.41	100.0%

Subtotal / Weighted Average		25			495,561	495,561	8.7%	119	80.4%	$3,753,372	8.9%	$9.42	100.0%

San Bernardino—Inland Empire East
6750 Unit B-C— 6780 Central Ave.	Riverside	4	Warehouse / Light Manufacturing	1978	63,675	63,675	1.1%	5	93.2%	$295,704	0.7%	$4.98	100.0%
77-700 Enfield Lane	Palm Desert	1	Warehouse / Light Manufacturing	1990	21,607	21,607	0.4%	7	100.0%	$151,584	0.4%	$7.02	100.0%

Subtotal / Weighted Average		5			85,282	85,282	1.5%	12	94.9%	$477,288	1.1%	$5.53	100.0%

Ventura County
3001 Mission Oaks Blvd.(9)	Camarillo	1	Warehouse / Distribution	1969	309,500	46,425	0.8%	1	96.9%	$245,700	0.6%	$5.46	15.0%
3175 Mission Oaks Blvd.(9)	Camarillo	1	Warehouse / Distribution	2000	423,106	63,466	1.1%	1	100.0%	$346,523	0.8%	$5.46	15.0%
3233 Mission Oaks Blvd.(9)	Camarillo	2	Warehouse / Distribution	1980-1982	455,801	68,370	1.2%	1	31.6%	$191,178	0.5%	$8.85	15.0%
300 South Lewis Rd.	Camarillo	1	Warehouse / Distribution	1960-1963 / 2006	215,128	215,128	3.8%	11	100.0%	$1,558,020	3.7%	$7.24	100.0%
2220-2260 Camino del Sol	Oxnard	1	Warehouse / Distribution	2005	69,891	69,891	1.2%	2	100.0%	$510,024	1.2%	$7.30	100.0%
701 Del Norte Blvd.	Oxnard	1	Warehouse / Light Manufacturing	2000	125,514	125,514	2.2%	17	98.5%	$997,920	2.4%	$8.07	100.0%

Subtotal / Weighted Average		7			1,598,940	588,794	10.4%	33	91.5%	$3,849,365	9.1%	$7.14	36.8%

Property Address	City	Number of Buildings	Asset Type	Year Built / Renovated(1)	Rentable Square Feet	Ownership Interest in Rentable Square Feet(2)	Percentage of Rentable Square Feet(3)	Number of Leases	Occupancy(4)	Annualized Base Rent(5)	Percentage of Total Annualized Base Rent(6)	Total Annualized Base Rent per Square Foot(7)	Owner- ship Interest
San Diego—North County
1335 Park Center Dr.	Vista	1	Warehouse / Distribution	1999 / 2007	124,997	124,997	2.2%	1	5.1%	$88,320	0.2%	$13.80	100.0%
929, 935, 939 & 951 Poinsettia Ave.	Vista	4	Warehouse / Light Manufacturing	1989 / 2007	121,892	121,892	2.2%	11	79.6%	$667,500	1.6%	$6.88	100.0%
2575 Pioneer Ave.	Vista	1	Warehouse / Light Manufacturing	1988 / 2006	68,935	68,935	1.2%	6	87.2%	$477,991	1.1%	$7.95	100.0%
6200 & 6300 Yarrow Dr.	Carlsbad	2	Warehouse / Light Manufacturing	1977-1988 / 2006	151,433	151,433	2.7%	2	63.1%	$882,624	2.1%	$9.23	100.0%
2431-2465 Impala Dr.	Carlsbad	7	Light Manufacturing / Flex	1983 / 2006	89,951	89,951	1.6%	6	60.0%	$679,608	1.6%	$12.58	100.0%
6231 & 6241 Yarrow Dr.	Carlsbad	2	Warehouse / Light Manufacturing	1977 / 2006	80,441	80,441	1.4%	6	92.6%	$631,608	1.5%	$8.48	100.0%
5803 Newton Dr.	Carlsbad	1	Light Manufacturing / Flex	1997-1999 / 2009	71,602	71,602	1.3%	2	56.0%	$441,084	1.0%	$11.01	100.0%

Subtotal / Weighted Average		18			709,251	709,251	12.5%	34	60.3%	$3,868,735	9.2%	$9.05	100.0%

San Diego—Central
10439-10477 Roselle St.	San Diego	10	Warehouse / Light Manufacturing	1970 / 2007	97,967	97,967	1.7%	43	91.0%	$1,077,180	2.6%	$12.08	100.0%
12345 First American Way	Poway	1	Light Industrial / Office	2002 / 2007	40,022	40,022	0.7%	2	100.0%	$438,984	1.0%	$10.97	100.0%

Subtotal / Weighted Average		11			137,989	137,989	2.4%	45	93.6%	$1,516,164	3.6%	$11.74	100.0%

San Diego—South County
131 W. 33rd St.	National City	2	Warehouse / Light Manufacturing	1969 / 2008	78,615	78,615	1.4%	12	49.0%	$364,452	0.9%	$9.46	100.0%

Other
500-560 Zenith Dr.	Glenview	3	Light Industrial / Office	1978	37,992	37,992	0.7%	25	75.6%	$387,024	0.9%	$13.48	100.0%

Portfolio—Total / Weighted Average(10)	61 Properties	160			6,677,963	5,667,817	100.0%	693	85.5%	$42,204,871	100.0%	$8.71	84.9	%(11)

(1)	Year renovated means the most recent year in which a material upgrade, alteration or addition to building systems was completed resulting in increased marketability of the property.
(2)	Calculated as rentable square feet for such property multiplied by our ownership interest in such property.
(3)	Calculated as our ownership interest in rentable square feet for such property divided by our ownership interest in rentable square feet for the total portfolio as of March 31, 2013.
(4)	Calculated as the occupancy at such property as of March 31, 2013, weighted by our ownership interest in rentable square feet for such property.
(5)	Calculated as monthly contracted base rent per the terms of the lease(s) at such property, as of March 31, 2013, multiplied by 12 and then multiplied by our ownership interest in such property. Excludes billboard and antenna revenue and rent abatements. Total rent abatements with respect to our initial portfolio for leases in effect as of March 31, 2013 for the 12 months ending March 31, 2014 are $980,117, of which our proportionate share, based on our ownership interest in the applicable properties, is $980,117. Annualized base rent includes rent from triple net leases, modified gross leases and gross leases. See “Business—Leases.”
(6)	Calculated as annualized base rent for such property divided by annualized base rent for the total portfolio as of March 31, 2013.
(7)	Calculated as annualized base rent for such property divided by our ownership interest in leased square feet for such property as of March 31, 2013. Total annualized base rent per square foot, net of our proportionate share of rent abatements, for our properties is $8.51.
(8)	Excluding our pending acquisitions of Oxnard and Orion, occupancy was 92.3%, annualized base rent was $11,113,572, percentage of total annualized base rent was 27.0% and total annualized base rent per square foot was $9.73.

(9)	Properties are adjacent to one another and are accounted for as three separate properties as they are located on three separate legal parcels.
(10)	Excluding our pending acquisitions of Oxnard and Orion, occupancy was 85.6%, annualized base rent was $41,092,327 and total annualized base rent per square foot was $8.66.
(11)	Weighted average ownership interest for the total portfolio is based on the ownership interest in rentable square feet for the total portfolio divided by rentable square feet for the total portfolio.

Property Diversification

The following table sets forth information relating to diversification by property type in our portfolio based on total annualized rent as of March 31, 2013.

Property Type	Number of Properties	Occupancy(1)	Rentable Square Feet	Ownership Interest in Rentable Square Feet(2)	Percentage of Total Rentable Square Feet	Annualized Base Rent(3)	Percentage of Total Annualized Base Rent(4)	Annualized Base Rent per Square Foot(5)
Warehouse / Light Manufacturing(6)	34	87.0%	2,764,624	2,764,624	48.8%	$19,585,430	46.4%	$8.14
Warehouse / Distribution	14	88.6%	3,035,471	2,025,325	35.7%	$13,684,037	32.4%	$7.63
Light Manufacturing / Flex	6	74.5%	466,319	466,319	8.2%	$4,910,808	11.6%	$14.14
Light Industrial / Office	7	72.1%	411,549	411,549	7.3%	$4,024,596	9.5%	$13.56

Total / Weighted Average(7)	61	85.5%	6,677,963	5,667,817	100.0%	$42,204,871	100.0%	$8.71

(1)	Calculated as the average occupancy at such properties as of March 31, 2013, weighted by ownership interest in the properties’ rentable square feet.
(2)	Calculated for each property as rentable square feet for such property multiplied by our ownership interest for such property, and then aggregated by property type.
(3)	Calculated for each property as the monthly contracted base rent per the terms of the lease(s) at such property, as of March 31, 2013, multiplied by 12 and then multiplied by our ownership interest for such property, and then aggregated by property type. Excludes billboard and antenna revenue and rent abatements. Total rent abatements with respect to our initial portfolio for leases in effect as of March 31, 2013 for the 12 months ending March 31, 2014 are $980,117, of which our proportionate share, based on our ownership interest in the applicable properties, is $980,117. Annualized base rent includes rent from triple net leases, modified gross leases and gross leases. See “Business—Leases.”
(4)	Calculated for each property type as annualized base rent for such property type divided by annualized base rent for the total portfolio as of March 31, 2013.
(5)	Calculated for each property type as annualized base rent for such property type divided by our ownership interest in leased square feet for such property type as of March 31, 2013. Total annualized base rent per square foot, net of our proportionate share of rent abatements, for our properties is $8.51.
(6)	Excluding our pending acquisitions of Oxnard and Orion, occupancy was 87.3%, annualized base rent was $18,472,886 and total annualized base rent per square foot was $8.01.
(7)	Excluding our pending acquisitions of Oxnard and Orion, annualized base rent was $41,092,327 and total annualized base rent per square foot was $8.66.

Uncommenced Leases

The following table sets forth information relating to our uncommenced leases.

Market	Leased Square Feet Under Uncommenced Leases(1)	Ownership Interest in Leased Square Feet(2)	Pro Forma Occupancy(3)	Annualized Base Rent Under Uncommenced Leases(4)	Total Pro Forma Annualized Base Rent(5)	Total Pro Forma Annualized Base Rent per Square Foot(6)
Los Angeles County (7)	188,956	188,956	91.6%	$1,897,926	$24,579,655	$8.88
Orange County	57,408	57,408	93.7%	$509,913	$3,859,976	$8.04
San Bernardino County	79,047	79,047	87.5%	$656,229	$4,445,504	$8.74
Ventura County	14,714	14,714	89.0%	$123,904	$3,714,313	$7.09
San Diego County	223,807	223,807	86.4%	$1,574,494	$7,159,806	$8.95
Other	3,381	3,381	75.6%	$51,312	$387,024	$13.48

Total/Weighted Average (8)	567,313	567,313	90.1%	$4,813,778	$44,146,278	$8.64

(1)	The uncommenced leases include: 103,629 square feet being renewed and 85,327 square feet of new leases for Los Angeles County; 37,092 square feet being renewed and 20,316 square feet of new leases for Orange County; 28,289 square feet being renewed and 50,758 square feet of new leases for San Bernardino County; 14,714 square feet being renewed and no new leases for Ventura County; 19,145 square feet being renewed and 204,662 square feet of new leases for San Diego County; and 3,381 square feet being renewed and no new leases for Other.
(2)	Ownership interest in leased square feet is calculated as square feet subject to the uncommenced leases multiplied by our ownership interest in the relevant properties and then aggregated by market.
(3)	Pro forma occupancy is calculated as (i) square footage under lease as of March 31, 2013 weighted by our ownership interest in rentable square feet plus additional square footage leased pursuant to uncommenced leases (net of renewal space) as of June 4, 2013 weighted by our ownership interest minus square footage vacated between March 31, 2013 and June 4, 2013, weighted by our ownership interest in rentable square feet, divided by (ii) total rentable square feet (including new uncommenced leases) weighted by our ownership interest.
(4)	Annualized base rent under uncommenced leases is calculated by multiplying the first full month of contractual rents (before rent abatements) to be received under uncommenced leases, by 12 and then multiplying by our ownership interest in the relevant properties and then aggregating by market. Total rent abatements under leases entered into as of June 4, 2013 but that had not commenced as of March 31, 2013 for the 12 months ending March 31, 2014 are $727,840. This figure includes $688,799 of rent abatements for new leases and $39,041 for renewal leases.
(5)	Total pro forma annualized base rent is calculated by adding annualized base rent as of March 31, 2013 and annualized base rent under uncommenced leases (net of renewals) and subtracting annualized base rent contributed by tenants that had vacated their applicable properties between March 31, 2013 and June 4, 2013. To avoid double counting, total pro forma annualized rent does not include annualized rent on space under lease as of March 31, 2013 that is being renewed pursuant to an uncommenced lease. Excludes billboard and antenna revenue.
(6)	Annualized base rent per square foot under uncommenced leases is calculated as (i) annualized rent base under leases entered into as of June 4, 2013 but that had not commenced as of March 31, 2013, divided by (ii) ownership interest in leased square feet under uncommenced leases.
(7)	Excluding our pending acquisitions of Oxnard and Orion, occupancy was 92.0%, annualized base rent under uncommenced leases was $1,844,142, total pro forma annualized base rent was $23,441,563 and total annualized base rent per square foot was $8.80.
(8)	Excluding our pending acquisitions of Oxnard and Orion, occupancy was 90.3%, annualized base rent under uncommenced leases was $4,759,995, total pro forma annualized base rent was $43,008,186 and total annualized base rent per square foot was $8.59.

Geographic Diversification

The following table sets forth information relating to geographic diversification by state in our portfolio based on total annualized rent as of March 31, 2013.

Market	Number of Properties	Occupancy(1)	Rentable Square Feet	Ownership Interest in Rentable Square Feet(2)	Percentage of Total Rentable Square Feet	Annualized Base Rent(3)	Percentage of Total Annualized Base Rent(4)	Annualized Base Rent per Square Foot(5)
Los Angeles County
Greater San Fernando Valley	14	91.2%	1,360,719	1,360,719	24.0%	$12,226,117	29.0%	$9.85
San Gabriel Valley	6	97.6%	612,482	612,482	10.8%	$5,674,423	13.4%	$9.49
Central	1	100.0%	190,663	190,663	3.4%	$1,257,912	3.0%	$6.60
Mid-Counties	4	82.2%	522,490	522,490	9.2%	$3,015,480	7.1%	$7.02
South Bay	6	77.7%	335,258	335,258	5.9%	$1,959,024	4.6%	$7.52

Subtotal / Weighted Average (6)	31	90.0%	3,021,612	3,021,612	53.3%	$24,132,956	57.2%	$8.87
Orange County
North Orange County	2	97.6%	223,681	223,681	3.9%	$1,801,800	4.3%	$8.26
Airport	4	91.2%	289,040	289,040	5.1%	$2,083,716	4.9%	$7.90

Subtotal / Weighted Average	6	94.0%	512,721	512,721	9.0%	$3,885,516	9.2%	$8.06
San Bernardino County
Inland Empire West	5	80.4%	495,561	495,561	8.7%	$3,753,372	8.9%	$9.42
Inland Empire East	2	94.9%	85,282	85,282	1.5%	$447,288	1.1%	$5.53

Subtotal / Weighted Average	7	82.5%	580,843	580,843	10.2%	$4,200,660	10.0%	$8.77
Ventura County
Camarillo / Oxnard	6	91.5%	1,598,940	588,794	10.4%	$3,849,365	9.1%	$7.14

Subtotal / Weighted Average	6	91.5%	1,598,940	588,794	10.4%	$3,849,365	9.1%	$7.14
San Diego County
North County	7	60.3%	709,251	709,251	12.5%	$3,868,734	9.2%	$9.05
Central	2	93.6%	137,989	137,989	2.4%	$1,516,164	3.6%	$11.74
South County	1	49.0%	78,615	78,615	1.4%	$364,452	0.9%	$9.46

Subtotal / Weighted Average	10	64.3%	925,855	925,855	16.3%	$5,749,350	13.6%	$9.66
Other(7)	1	75.6%	37,992	37,992	0.7%	$387,024	0.9%	$13.48

Portfolio—Total / Weighted Average(8)	61	85.5%	6,677,963	5,667,817	100.0%	$42,204,871	100.0%	$8.71

(1)	Calculated as the average occupancy at such properties as of March 31, 2013, weighted by our ownership interest in the properties’ rentable square feet. As of June 4, 2013, we have entered into 53 new leases and 58 renewal leases, totaling 111 leases or renewals that had not yet commenced as of March 31, 2013.
(2)	Calculated for each property as rentable square feet for such property multiplied by our ownership interest for such property, and then aggregated by market.
(3)	Calculated for each property as monthly contracted base rent per the terms of the lease(s) at such property, as of March 31, 2013, multiplied by 12 and then multiplied by our ownership interest for such property, and then aggregated by market. Excludes billboard and antenna revenue and rent abatements. Total rent abatements with respect to our initial portfolio for leases in effect as of March 31, 2013 for the 12 months ending March 31, 2014 are $980,117, of which our proportionate share, based on our ownership interest in the applicable properties, is $980,117. Annualized base rent includes rent from triple net leases, modified gross leases and gross leases. See “Business—Leases.”
(4)	Calculated as annualized base rent for such market divided by annualized base rent for the total portfolio as of March 31, 2013.
(5)	Calculated as annualized base rent for such market divided by our ownership interest in leased square feet for such market as of March 31, 2013. Total annualized base rent per square foot, net of our proportionate share of rent abatements, for our properties is $8.51.
(6)	Excluding our pending acquisitions of Oxnard and Orion, occupancy was 90.4%, annualized base rent was $23,020,412, percentage of total annualized base rent was 56.0% and total annualized base rent per square foot was $8.79.

(7)	Includes one property in Glenview, Illinois.
(8)	Excluding our pending acquisitions of Oxnard and Orion, occupancy was 85.6%, annualized base rent was $41,092,327 and total annualized base rent per square foot was $8.66.

Industry Diversification

The following table sets forth information relating to tenant diversification by industry in our portfolio based on total annualized rent as of March 31, 2013.

Industry	Number of Leases(1)	Leased Square Feet	Ownership Interest in Leased Square Feet(2)	Percentage of Total Leased Square Feet	Annualized Base Rent(3)	Percentage of Total Annualized Base Rent(4)	Annualized Base Rent per Square Foot(5)
Wholesale/Retail(6)	79	580,350	580,350	12.0%	$4,883,172	11.6%	$8.41
Business Services(7)	96	339,542	339,542	7.0%	$3,931,812	9.3%	$11.58
Light Manufacturing(8)	46	478,085	478,085	9.9%	$3,549,504	8.4%	$7.42
Apparel(9)	27	720,684	465,684	9.6%	$3,077,760	7.3%	$6.61
Technology & Electronics(10)	48	427,331	304,938	6.3%	$3,042,102	7.2%	$9.98
Industrial Equipment & Components	46	326,241	326,241	6.7%	$2,647,950	6.3%	$8.12
Construction(11)	53	329,807	329,807	6.8%	$2,556,960	6.1%	$7.75
Automotive(12)	56	298,032	298,032	6.2%	$2,546,904	6.0%	$8.55
Paper & Printing	14	324,607	324,607	6.7%	$2,382,036	5.6%	$7.34
Warehousing & Storage(13)	48	659,743	300,103	6.2%	$2,231,347	5.3%	$7.44
Pharmaceuticals	13	172,419	172,419	3.6%	$2,116,128	5.0%	$12.27
Food & Beverage(14)	42	200,589	200,589	4.1%	$1,885,128	4.5%	$9.40
Sporting & Recreational Goods	26	163,077	163,077	3.4%	$1,381,476	3.3%	$8.47
Logistics & Transportation	22	159,385	159,385	3.3%	$1,236,624	2.9%	$7.76
Healthcare	28	120,609	120,609	2.5%	$1,221,444	2.9%	$10.13
Government	2	60,881	60,881	1.3%	$1,071,936	2.5%	$17.61
Financial Services	18	31,345	31,345	0.6%	$415,512	1.0%	$13.26
Other(15)	29	188,156	188,156	3.9%	$2,027,076	4.8%	$10.77

Total / Weighted Average(16)	693	5,580,883	4,843,850	100.0%	$42,204,871	100.0%	$8.71

(1)	A single lease may cover space in more than one building.
(2)	Calculated for each lease as leased square feet multiplied by our ownership interest for the applicable property, and then aggregated by industry.
(3)	Calculated for each lease as the monthly contracted base rent per the terms of such lease, as of March 31, 2013, multiplied by 12 and then multiplied by our ownership interest for the applicable property, and then aggregated by industry. Excludes billboard and antenna revenue and rent abatements. Total rent abatements with respect to our initial portfolio for leases in effect as of March 31, 2013 for the 12 months ending March 31, 2014 are $980,117, of which our proportionate share, based on our ownership interest in the applicable properties, is $980,117. Annualized base rent includes rent from triple net leases, modified gross leases and gross leases. See “Business—Leases.”
(4)	Calculated as annualized base rent for tenants in such industry divided by annualized base rent for the total portfolio as of March 31, 2013.
(5)	Calculated as annualized base rent for tenants in such industry divided by our ownership interest in leased square feet for tenants in such industry as of March 31, 2013. Total annualized base rent per square foot, net of our proportionate share of rent abatements, for our properties is $8.51.
(6)	Excluding our pending acquisitions of Oxnard and Orion, annualized base rent was $4,714,152, percentage of total annualized base rent was 11.5% and total annualized base rent per square foot was $8.36.
(7)	Excluding our pending acquisitions of Oxnard and Orion, annualized base rent was $3,770,700, percentage of total annualized base rent was 9.2% and total annualized base rent per square foot was $11.60.
(8)	Excluding our pending acquisitions of Oxnard and Orion, annualized base rent was $3,523,116, percentage of total annualized base rent was 8.6% and total annualized base rent per square foot was $7.41.

(9)	Excluding our pending acquisitions of Oxnard and Orion, annualized base rent was $3,027,348, percentage of total annualized base rent was 7.4% and total annualized base rent per square foot was $6.56.
(10)	Excluding our pending acquisitions of Oxnard and Orion, annualized base rent was $2,938,062, percentage of total annualized base rent was 7.1% and total annualized base rent per square foot was $9.94.
(11)	Excluding our pending acquisitions of Oxnard and Orion, annualized base rent was $2,523,816, percentage of total annualized base rent was 6.1% and total annualized base rent per square foot was $7.71.
(12)	Excluding our pending acquisitions of Oxnard and Orion, annualized base rent was $2,508,372, percentage of total annualized base rent was 6.1% and total annualized base rent per square foot was $8.51.
(13)	Excluding our pending acquisitions of Oxnard and Orion, annualized base rent was $1,875,535, percentage of total annualized base rent was 4.6% and total annualized base rent per square foot was $7.00.
(14)	Excluding our pending acquisitions of Oxnard and Orion, annualized base rent was $1,742,340, percentage of total annualized base rent was 4.2% and total annualized base rent per square foot was $9.22.
(15)	Excluding our pending acquisitions of Oxnard and Orion, annualized base rent was $1,995,780, percentage of total annualized base rent was 4.9% and total annualized base rent per square foot was $10.76.
(16)	Excluding our pending acquisitions of Oxnard and Orion, annualized base rent was $41,092,327 and total annualized base rent per square foot was $8.66.

Tenants

Our portfolio of properties has a stable and diversified tenant base. As of March 31, 2013, our properties were 89.4% leased to 693 tenants in a variety of industries, with no single tenant accounting for more than 2.3% and no single industry accounting for more than 11.6% of our total annualized rent. Our average tenant size is approximately 9,000 square feet, with nearly 70% of tenants occupying less than 50,000 square feet each. Our 10 largest tenants account for 13.7% of our annualized rent as of March 31, 2013. We intend to continue to maintain a diversified mix of tenants in order to limit our exposure to any single tenant or industry.

The following table sets forth information about the 10 largest tenants in our portfolio based on total annualized rent as of March 31, 2013.

Tenant	Submarket	Number of Properties	Leased Square Feet	Ownership Interest in Leased Square Feet(1)	Percentage of Total Leased Square Feet	Annualized Base Rent(2)	Percentage of Total Annualized Base Rent(3)	Annualized Base Rent per Square Foot(4)	Lease Expirations
Biosense	San Gabriel Valley	1	76,000	76,000	1.6%	$967,824	2.3%	$12.73	10/31/2020
Towne Inc	OC Airport	1	122,060	122,060	2.5%	$678,900	1.6%	$5.56	7/31/2014
Deckers Outdoor Corporation	Ventura	2	723,106	108,466	2.2%	$592,223	1.4%	$5.46	11/30/2018
Royal Printex	Central LA	1	78,928	78,928	1.6%	$540,384	1.3%	$6.85	1/31/2017
Sonic Electronix	Greater San Fernando Valley	1	71,268	71,268	1.5%	$534,516	1.3%	$7.50	8/31/2014
PureTek	Greater San Fernando Valley	1	76,993	76,993	1.6%	$526,632	1.2%	$6.84	11/30/2015
Circor Aerospace	Greater San Fernando Valley	1	77,118	77,118	1.6%	$524,256	1.2%	$6.80	12/31/2014
Perfect Fit Industries	Mid Counties	1	96,758	96,758	2.0%	$522,492	1.2%	$5.40	7/31/2013
Plastics Research Corporation	Inland Empire West	1	107,861	107,861	2.2%	$440,076	1.0%	$4.08	2/28/2022
Genie Air	Greater San Fernando Valley	1	81,282	81,282	1.7%	$438,924	1.0%	$5.40	5/31/2016
Top 10 Tenants		11	1,511,374	896,734	18.5%	$5,766,227	13.7%	$6.43

All Other Tenants(5)		50	4,069,509	3,947,116	81.5%	$36,438,644	86.3%	$9.23

Total Initial Portfolio(6)		61	5,580,883	4,843,850	100.0%	$42,204,871	100.0%	$8.71

(1)	Calculated for each tenant as leased square feet multiplied by our ownership interest for the applicable property.

(2)	Calculated for each tenant as the monthly contracted base rent per the terms of such tenant’s lease, as of March 31, 2013, multiplied by 12 and then multiplied by our ownership interest for the applicable property. Excludes billboard and antenna revenue and rent abatements. Total rent abatements with respect to our initial portfolio for leases in effect as of March 31, 2013 for the 12 months ending March 31, 2014 are $980,117, of which our proportionate share, based on our ownership interest in the applicable properties, is $980,117. Annualized base rent includes rent from triple net leases, modified gross leases and gross leases. See “Business—Leases.”
(3)	Calculated as annualized base rent for such tenant divided by annualized base rent for the total portfolio as of March 31, 2013.
(4)	Calculated as annualized base rent for such tenant divided by our ownership interest in leased square feet for such tenant as of March 31, 2013. Total annualized base rent per square foot, net of our proportionate share of rent abatements, for our properties is $8.51.
(5)	Excluding our pending acquisitions of Oxnard and Orion, annualized base rent was $35,326,100, percentage of total annualized base rent was 86.0% and total annualized base rent per square foot was $9.18.
(6)	Excluding our pending acquisitions of Oxnard and Orion, annualized base rent was $41,092,327 and total annualized base rent per square foot was $8.66.

Leases

Overview

Triple net lease. In our triple net leases, the tenant is responsible for all aspects of and costs related to the property and its operation during the lease term. The landlord may have responsibility under the lease to perform or pay for certain capital repairs or replacements to the roof, structure or certain building systems, such as heating and air conditioning and fire suppression. The tenant may have the right to terminate the lease or abate rent due to a major casualty or condemnation affecting a significant portion of the property or due to the landlord’s failure to perform its obligations under the lease. As of March 31, 2013, there were 76 triple net leases in our property portfolio, representing approximately 37.1% of our total annualized base rent.

Modified gross lease. In our modified gross leases, the landlord is responsible for some property related expenses during the lease term, but the cost of most of the expenses is passed through to the tenant for reimbursement to the landlord. The tenant may have the right to terminate the lease or abate rent due to a major casualty or condemnation affecting a significant portion of the property or due to the landlord’s failure to perform its obligations under the lease. As of March 31, 2013, there were 395 modified gross leases in our property portfolio, representing approximately 38.2% of our total annualized base rent.

Gross lease. In our gross leases, the landlord is responsible for all aspects of and costs related to the property and its operation during the lease term. The tenant may have the right to terminate the lease or abate rent due to a major casualty or condemnation affecting a significant portion of the property or due to the landlord’s failure to perform its obligations under the lease. As of March 31, 2013, there were 222 gross leases in our property portfolio, representing approximately 24.7% of our total annualized base rent.

The following table provides information regarding our leases as of March 31, 2013:

Square Feet	Number of Leases	Leased Square Feet	Ownership Interest in Leased Square Feet(1)	Percentage of Total Leased Square Feet	Annualized Base Rent(2)	Percentage of Total Annualized Base Rent(3)	Annualized Base Rent per Square Foot(4)
<4,999 (5)	492	984,989	984,989	20.3%	$9,521,563	22.6%	$9.67
5,000—9,999 (6)	80	552,436	552,436	11.4%	$5,015,844	11.9%	$9.08
10,000—24,999	82	1,302,745	1,302,745	26.9%	$11,936,274	28.3%	$9.16
25,000—49,999	21	717,913	717,913	14.8%	$5,926,008	14.0%	$8.25
>50,000	18	2,022,800	1,285,767	26.5%	$9,805,182	23.2%	$7.63

Total / Weighted Average (7)	693	5,580,883	4,843,850	100.0%	$42,204,871	100.0%	$8.71

(1)	Calculated for each lease as rentable square feet under the lease multiplied by our ownership interest in the applicable property, and then aggregated by square feet.

(2)	Calculated for each lease as the monthly contracted base rent per the terms of such lease, as of March 31, 2013, multiplied by 12 and then multiplied by our ownership interest in the applicable property, and then aggregated by square feet. Excludes billboard and antenna revenue and rent abatements. Total rent abatements with respect to our initial portfolio for leases in effect as of March 31, 2013 for the 12 months ending March 31, 2014 are $980,117, of which our proportionate share, based on our ownership interest in the applicable properties, is $980,117. Annualized base rent includes rent from triple net leases, modified gross leases and gross leases. See “Business—Leases.”
(3)	Calculated as annualized base rent for such leases divided by annualized base rent for the total portfolio as of March 31, 2013.
(4)	Calculated as annualized base rent for such leases divided by our ownership interest in leased square feet for such leases as of March 31, 2013. Total annualized base rent per square foot, net of our proportionate share of rent abatements, for our properties is $8.51.
(5)	Excluding our pending acquisitions of Oxnard and Orion, annualized base rent was $8,494,519, percentage of total annualized base rent was 20.7% and total annualized base rent per square foot was $9.49.
(6)	Excluding our pending acquisitions of Oxnard and Orion, annualized base rent was $4,930,344, percentage of total annualized base rent was 12.0% and total annualized base rent per square foot was $9.08.
(7)	Excluding our pending acquisitions of Oxnard and Orion, annualized base rent was $41,092,327 and total annualized base rent per square foot was $8.66.

Lease Expirations

As of March 31, 2013, our weighted average in-place remaining lease term was 2.57 years. The following table sets forth a summary schedule of lease expirations for leases in place as of March 31, 2013, plus available space, for each of the 10 full and partial calendar years commencing March 31, 2013 and thereafter in our portfolio. The information set forth in the table assumes that tenants exercise no renewal options and no early termination rights.

Year of Lease Expiration	Number of Leases Expiring	Total Rentable Square Feet(1)	Ownership Interest in Rentable Square Feet(2)	Percentage of Total Owned Square Feet	Annualized Base Rent(3)	Percentage of Total Annualized Base Rent(4)	Annualized Base Rent per Square Foot(5)
MTM Tenants (6)(7)	49	113,339	113,339	2.0%	$1,039,740	2.5%	$9.17
Available (8)	0	1,097,080	823,967	14.5%	$0	0.0%	$0.00
2013(9)	202	812,859	812,859	14.3%	$7,322,400	17.3%	$9.01
2014(10)	215	1,355,875	1,355,875	23.9%	$11,164,976	26.5%	$8.23
2015(11)	140	1,102,780	980,387	17.3%	$7,833,558	18.6%	$7.99
2016(12)	44	526,443	526,443	9.3%	$4,630,512	11.0%	$8.80
2017(13)	17	342,615	342,615	6.0%	$2,873,538	6.8%	$8.39
2018(14)	15	938,080	323,440	5.7%	$2,749,691	6.5%	$8.50
2019	3	55,787	55,787	1.0%	$582,672	1.4%	$10.44
2020	4	154,526	154,526	2.7%	$2,571,192	6.1%	$16.64
2021	1	1,680	1,680	0.0%	$29,028	0.1%	$17.28
2022	1	107,861	107,861	1.9%	$440,076	1.0%	$4.08
Thereafter	2	69,038	69,038	1.2%	$967,488	2.3%	$14.01

Total Initial Portfolio(15)	693	6,677,963	5,667,817	100.0%	$42,204,871	100.0%	$8.71

(1)	Represents the contracted square footage upon expiration.
(2)	Calculated as rentable square feet for such property multiplied by our ownership interest in such property.
(3)	Calculated as monthly contracted base rent per the terms of such lease, as of March 31, 2013, multiplied by 12 and then multiplied by our ownership interest in such property. Excludes billboard and antenna revenue and rent abatements. Total rent abatements with respect to our initial portfolio for leases in effect as of March 31, 2013 for the 12 months ending March 31, 2014 are $980,117, of which our proportionate share, based on our ownership interest in the applicable properties, is $980,117. Annualized base rent includes rent from triple net leases, modified gross leases and gross leases. See “Business—Leases.”
(4)	Calculated as annualized base rent set forth in this table divided by annualized base rent for the total portfolio as of March 31, 2013.
(5)	Calculated as annualized base rent for such leases divided by our ownership interest in leased square feet for such leases at each of the properties so impacted by the lease expirations as of March 31, 2013. Total annualized base rent per square foot, net of our proportionate share of rent abatements, for our properties is $8.51.
(6)	Represents tenants under month-to-month leases.
(7)	Excluding our pending acquisitions of Oxnard and Orion, annualized base rent was $924,552, percentage of total annualized base rent was 2.2% and total annualized base rent per square foot was $8.84.

(8)	Excluding our pending acquisitions of Oxnard and Orion, percentage of total owned square feet was 14.4%.
(9)	Excluding our pending acquisitions of Oxnard and Orion, annualized base rent was $7,161,912, percentage of total annualized base rent was 17.4% and total annualized base rent per square foot was $8.96.
(10)	Excluding our pending acquisitions of Oxnard and Orion, annualized base rent was $10,942,555, percentage of total annualized base rent was 26.6% and total annualized base rent per square foot was $8.18.
(11)	Excluding our pending acquisitions of Oxnard and Orion, annualized base rent was $7,379,442, percentage of total annualized base rent was 18.0% and total annualized base rent per square foot was $7.87.
(12)	Excluding our pending acquisitions of Oxnard and Orion, annualized base rent was $4,593,252, percentage of total annualized base rent was 11.2% and total annualized base rent per square foot was $8.78.
(13)	Excluding our pending acquisitions of Oxnard and Orion, annualized base rent was $2,860,146, percentage of total annualized base rent was 7.0% and total annualized base rent per square foot was $8.38.
(14)	Excluding our pending acquisitions of Oxnard and Orion, annualized base rent was $2,640,011, percentage of total annualized base rent was 6.4% and total annualized base rent per square foot was $8.48.
(15)	Excluding our pending acquisitions of Oxnard and Orion, annualized base rent was $41,092,327 and total annualized base rent per square foot was $8.66.

Description of Initial Portfolio

We are presenting additional data below for the only property that comprised 10% or more of our total consolidated assets as of March 31, 2013 or that had gross revenues that amounted to 10% or more of our consolidated gross revenues for the three months ended March 31, 2013.

Glendale Commerce Center

Glendale Commerce Center is an eight-building industrial complex located in Los Angeles, California within the Greater San Fernando Valley submarket. The property, positioned along the main industrial corridor of Glendale, California, offers regional access via the I-5 or the Glendale freeway at San Fernando Road. The complex includes six industrial buildings containing approximately 434,422 rentable square feet in the aggregate, and features both traditional dock-high 26 foot clearance warehouse/distribution units that range in size from 18,000 to 60,000 square feet as well as ground-level 18 foot clearance multi-tenant units between 2,800 and 13,500 square feet. The complex also includes two retail buildings containing approximately 38,923 rentable square feet in the aggregate. Constructed in stages between 1966 and 1995, the property is situated on 21.48 acres. Approximately 1 acre of the site is ground leased pursuant to a lease that has a remaining term of approximately 49 years and a current monthly base rent payment of $12,000; the remaining portions of the Glendale Commerce Center are owned in fee simple.

As of March 31, 2013, Glendale Commerce Center had 27 tenants, each under a triple net lease. The property was 99.4% occupied at acquisition, and currently the property is 100% occupied. We acquired Glendale Commerce Center on April 17, 2013 for $56.2 million from DEXUS Glendale, LLC.

The following table summarizes information regarding material tenants representing in excess of 10% of the annualized base rent of Glendale Commerce Center as of March 31, 2013:

Tenant	Principal Nature of Business	Lease Expiration	Renewal Options	Date of Early Termination Option	Total Leased Square Feet	Percentage of Property Rentable Square Feet	Annualized Base Rent(2)	Annualized Rent Per Leased Square Foot(3)	Percentage of Property Annualized Rent
Anderson Printing	Paper & Printing	12/31/2016	(1)	N/A	58,328	12.3%	501,444	$8.60	11.2%

(1)	One five-year renewal option.
(2)	Calculated as the monthly contracted base rent per the terms of the lease as of March 31, 2013, multiplied by 12. Annualized base rent includes rent from triple net leases.
(3)	Represents annualized base rent divided by leased square feet.

The following table sets forth the lease expirations for leases in place at Glendale Commerce Center as of March 31, 2013, plus available space, for each of the ten full and partial calendar years beginning March 31, 2013. The information set forth in the table assumes that tenants exercise no renewal options and no early termination options. As of March 31, 2013, the weighted average remaining lease term for this property was 3.1 years.

Year of Lease Expiration	Number of Leases Expiring	Total Rentable Square Feet	Percentage Of Total Owned Square Feet	Annualized Base Rent(1)	Percentage of Total Annualized Base Rent	Annualized Base Rent Per Square Foot(2)
Available	0	2,920	0.6%	$0	0.0%	$0.00
2013	2	23,160	4.9%	$286,272	6.4%	$12.36
2014	5	32,284	6.8%	$340,884	7.6%	$10.56
2015	9	175,383	37.1%	$1,611,408	36.1%	$9.19
2016	5	115,758	24.5%	$1,006,524	22.5%	$8.70
2017	3	42,966	9.1%	$356,688	8.0%	$8.30
2018	1	40,500	8.6%	$413,088	9.2%	$10.20
2019	2	40,374	8.5%	$456,900	10.2%	$11.32
2020	0	0	0.0%	$0	0.0%	$0.00
2021	0	0	0.0%	$0	0.0%	$0.00
2022	0	0	0.0%	$0	0.0%	$0.00
Thereafter	0	0	0.0%	$0	0.0%	$0.00

Total/Weighted Average:	27	473,345	100.0%	$4,471,764	100.0%	$9.51

(1)	Calculated as the monthly contracted base rent per the terms of the leases as of March 31, 2013, multiplied by 12. Excludes billboard and antenna revenue and rent abatements. Total rent abatements for leases in effect as of March 31, 2013 for the 12 months ending March 31, 2014 are $15,870. Annualized base rent includes rent from triple net leases.
(2)	Represents annualized base rent divided by leased square feet.

The following table sets forth the percentage leased, annualized base rent per leased square foot and annualized net effective annual base rent per leased square foot for Glendale Commerce Center as of the dates indicated below:

Date	Percent Leased(2)	Annualized Base Rent per Leased Square Foot(3)	Annualized Net Effective Rent per Leased Square Foot(4)
March 31, 2013(1)	99.4%	$9.51	$8.95

(1)	Data is not available earlier than March 31, 2013 because the property was acquired in April 2013.
(2)	Percentage leased is calculated as (i) square footage under commenced leases as of the date indicated above, divided by (ii) rentable square feet, expressed as a percentage.
(3)	Calculated as the monthly contracted base rent per the terms of the leases as of March 31, 2013, multiplied by 12. Excludes billboard and antenna revenue and rent abatements. Total rent abatements for leases in effect as of March 31, 2013 for the 12 months ending March 31, 2014 are $15,870. Annualized base rent includes rent from triple net leases.
(4)	Calculated as (i) the contractual base rent for the leases in place as of March 31, 2013, calculated on a straight-line basis to amortize free rent periods and abatements, but without regard to tenant improvement allowances and leasing commissions, divided by (ii) square footage under commenced leases as of March 31, 2013.

Other than normally recurring capital expenditures, we have no plans with respect to the renovation, improvement or redevelopment of Glendale Commerce Center.

Upon completion of this offering and the formation transactions, Glendale Commerce Center will be encumbered with a $42.8 million mortgage loan. For more information regarding the mortgage debt encumbering

Glendale Commerce Center, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Consolidated Indebtedness to be Outstanding After this Offering.”

The current real estate tax rate for Glendale Commerce Center is 1.26775% per $1.00 of assessed value. The total annual tax for Glendale Commerce Center at this rate for the tax year ended June 30, 2013 is $569,175 (at a taxable assessed value of $44,896,516). There were $44,277 in direct assessments imposed on Glendale Commerce Center by the City of Los Angeles or County of Los Angeles for the tax year ended June 30, 2013. All of the leases at this property are triple net leases. Any increase in real estate taxes as a result of the formation transactions will be borne by our tenants under the terms of their triple net leases.

Historical Tenant Improvements and Leasing Commissions

The following table sets forth certain historical information regarding leasing related (revenue generating) tenant improvement and leasing commission costs for tenants at the properties in our initial portfolio through March 31, 2013.

	Three Months Ended March 31, 2013	Square Feet	2013 PSF(1)	2012	Square Feet	2012 PSF(1)	2011	Square Feet	2011 PSF(1)
Tenant Improvements
New Leases—First Generation(2)	$19,000	38,986	$0.49	$623,000	38,068	$16.37	$415,000	184,944	$2.24
New Leases—Second Generation(2)	54,000	56,507	0.96	206,000	164,190	1.25	29,000	67,859	0.43
Renewal Leases	14,000	25,390	0.55	525,000	208,841	2.51	2,000	32,465	0.06

Total Tenant Improvements	$87,000	120,883	$0.72	$1,354,000	411,100	$3.29	$446,000	285,268	$1.56
Leasing Commissions
New Leases—First Generation(2)	$42,000	34,431	$1.22	$472,000	424,803	$1.11	$344,000	305,572	$1.13
New Leases—Second Generation(2)	53,000	47,352	1.12	120,000	152,604	0.79	138,000	92,231	1.50
Renewal Leases	50,000	66,200	0.76	514,000	352,484	1.46	201,000	218,778	0.92

Total Leasing Commissions	$145,000	147,983	$0.98	$1,106,000	929,891	$1.19	$683,000	616,581	$1.11

Total Tenant Improvements & Leasing Commissions	$232,000	268,866	$1.70	$2,460,000	1,340,991	$4.48	$1,129,000	901,849	$2.67

(1)	Per square foot (“PSF”) amounts calculated by dividing the aggregate tenant improvement and/or leasing commission cost by the aggregate square footage of the leases in which we incurred such costs, excluding new/renewal leases in which there were no tenant improvements and/or leasing commissions.
(2)	New leases represent all leases other than renewal leases.

Historical Capital Expenditures

The following table sets forth certain information regarding historical maintenance (non-revenue generating) capital expenditures at the properties in our portfolio through March 31, 2013.

	Three Months Ended March 31, 2013			2012			2011			2010
	Amount	Square Feet	PSF(1)	Amount	Square Feet	PSF(1)	Amount	Square Feet	PSF(1)	Amount	Square Feet	PSF(1)
Non-Recurring Capital Expenditures(2)	$433,000	5,014,382	$0.09	$3,056,000	5,093,752	$0.60	$1,117,000	4,562,842	$0.24	$1,016,338	3,993,092	$0.25
Recurring Capital Expenditures(3)	$72,000	5,014,382	$0.01	$367,000	5,093,752	$0.07	$225,000	4,562,842	$0.05	$240,228	3,993,092	$0.06

Total Capital Expenditures	$505,000			$3,423,000			$1,342,000			$1,256,566

(1)	PSF amounts calculated by dividing the aggregate capital expenditure costs for each period ending by the square footage of our properties for each period.
(2)	Non-recurring capital expenditures is defined as expenditures made in respect of a property for improvement to the appearance of such property or any other major upgrade or renovation of such property, and further includes capital expenditures for seismic upgrades, or capital expenditures for deferred maintenance existing at the time such property was acquired.
(3)	Recurring capital expenditures is defined as expenditures made in respect of a property for maintenance of such property and replacement of items due to ordinary wear and tear, including, but not limited to, expenditures made for maintenance or replacement of parking lot, roofing materials, mechanical systems, HVAC systems and other structural systems.

Property Revenue and Operating Expenses

Our initial portfolio contains gross, modified gross and triple net leases. In the case of modified gross leases and triple net leases, base rent does not include tenant reimbursements for real estate taxes, insurance, common area or other operating expenses.

In order to provide a better understanding of how these expenses impact the comparability of the leases in place at the properties comprising our initial portfolio, the tables below include information regarding base rent, additional property income, billed expense reimbursements and property operating expenses associated with each of the properties in our initial portfolio for the 12 months ended March 31, 2013. Because our properties are self-managed, property operating expenses do not include property management fees.

Property Address(1)	Base Rent(2)	Base Rent, Net of Abatements(3)	Additional Property Income(4)	Billed Expense Reimbursements	Property Operating Expenses(5)
Los Angeles—Greater San Fernando Valley
15140 & 15148 Bledsoe St., 13065—13081 Bradley Ave.	$868,959	$774,508	$1,665	$175,887	($230,627)
28340—28400 Avenue Crocker	$634,053	$593,029	$0	$62,946	($207,036)
28159 Avenue Stanford	$871,169	$854,333	$10,656	$27,534	($305,084)
21-29 West Easy St.	$858,301	$825,207	($6,411)	$51,601	($215,952)
15041 Calvert St.(6)	$122,710	$122,710	$0	$0	($27,386)
6701 & 6711 Odessa Ave.	$184,075	$149,804	$0	$37,317	($69,349)
1050 Arroyo Ave.	$175,544	$113,679	$0	$770	($90,336)
901 W. Alameda Ave.	$1,145,941	$1,145,941	$16,225	$6,380	($253,581)
700 Allen Ave., 1840 Dana St., & 1830 Flower	$0	$0	$0	$0	($96,572)

Property Address(1)	Base Rent(2)	Base Rent, Net of Abatements(3)	Additional Property Income(4)	Billed Expense Reimbursements	Property Operating Expenses(5)
121-125 N. Vinedo Ave.	$467,583	$467,583	$0	$0	($87,353)
89-91 N. San Gabriel Blvd., 2670-2674 Walnut Ave., 2675 Nina St.	$475,907	$433,044	($3,506)	$28,792	($91,394)

Subtotal	$5,804,242	$5,479,838	$18,629	$391,227	($1,674,670)

Los Angeles—San Gabriel Valley
1400 South Shamrock	$906,545	$906,545	$5,758	$123,092	($129,741)
15705, 15709 Arrow Highway & 5220 Fourth St.	$956,752	$906,752	$0	$114,873	($134,836)
15715 Arrow Highway	$599,886	$588,394	$9,785	$92,520	($257,658)
14250-14278 Valley Blvd.	$666,491	$608,563	$5,225	$49,749	($185,395)
13914-13932 Valley Blvd.	$321,123	$308,643	$6,016	$13,115	($144,052)
15241—15277, 15317—15339 Don Julian Rd.	$1,968,803	$1,819,837	$0	$163,985	($448,709)

Subtotal	$5,419,600	$5,138,734	$26,784	$557,334	($1,300,391)

Los Angeles—Central
1938-1946 E. 46th St.	$1,193,894	$1,102,246	$0	$111,306	($197,161)

Subtotal	$1,193,894	$1,102,246	$0	$111,306	($197,161)

Los Angeles—Mid-Counties
9641—9657 Santa Fe Springs Rd.	$850,018	$768,280	$55	$112,460	($196,836)
14944, 14946, 14948 Shoemaker Ave.	$477,117	$434,319	($290)	$45,863	($178,534)
12910 East Mulberry Dr.	$879,306	$763,293	$0	$10,960	($191,996)
9220-9268 Hall Rd.	$726,488	$669,213	$18,339	$96,561	($442,200)

Subtotal	$2,932,929	$2,635,105	$18,104	$265,844	($1,009,566)

Los Angeles—South Bay
6423-6431 & 6407-6119 Alondra Blvd.	$215,169	$213,743	$1,783	$36,142	($74,689)
311, 319, 329 & 333 157th St.	$375,281	$352,041	$2,465	$21,163	($119,037)
20920-20950 Normandie Aven.	$474,829	$460,028	$460	$50,398	($161,427)
6010 Paramount Ave., 2708 Seaboard Lane (7)	$132,589	$132,589	$0	$29,110	($25,403)

Subtotal	$1,197,868	$1,158,401	$4,708	$136,813	($380,556)

North Orange County
2300-2386 East Walnut Ave.	$1,003,243	$894,680	$82,555 (8)	$241,071	($327,551)
1631 N. Placentia Ave., 2350—2384 E. Orangethorpe Ave.	$619,878	$575,408	$2,424	$32,623	($203,224)
1255 Knollwood Circle	$22,112	$22,112	$18,980	$16,495	($46,969)

Subtotal	$1,645,233	$1,492,200	$103,959	$290,189	($577,744)

Orange County Airport
3441 West MacArthur Blvd.	$672,306	$672,306	$0	$114,392	($121,058)
600-650 South Grand Ave.	$853,430	$787,977	($940)	$64,093	($320,853)
3720-3750 W. Warner Ave.	$232,798	$214,885	($3,750)	$15,858	($88,722)
200-220 South Grand Ave.	$219,062	$200,475	$1,825	$26,085	($73,253)

Subtotal	$1,977,596	$1,875,643	($2,865)	$220,428	($603,886)

Property Address(1)	Base Rent(2)	Base Rent, Net of Abatements(3)	Additional Property Income(4)	Billed Expense Reimbursements	Property Operating Expenses(5)
San Bernardino—Inland Empire West
1400 S. Campus Ave. (9)	$427,999	$427,999	$0	$24,175	($72,552)
9160—9220 Cleveland Ave., 10860 6th St.	$1,441,389	$1,342,687	$0	$26,098	($345,667)
10700 Jersey Blvd.	$791,696	$752,696	$3,973	$28,030	($291,847)
9375 Archibald Ave.	$370,868	$348,343	$16,944	$25,908	($209,888)

Subtotal	$3,031,952	$2,871,725	$20,917	$104,211	($919,954)

San Bernardino—Inland Empire East
6750 Unit B-C—6780 Central Ave.	$224,830	$144,857	$360	$24,697	($115,440)
77-700 Enfield Lane	$147,065	$137,712	$0	$19	($48,864)

Subtotal	$371,895	$282,569	$360	$24,716	($164,304)

Ventura County
300 South Lewis Rd.	$1,378,247	$1,279,319	$5,960	$120,343	($283,351)
2220-2260 Camino del Sol	$499,394	$484,122	$1,498	$88,220	($136,286)
701 Del Norte Blvd. (10)	$287,411	$269,105	$1,075	($1,415)	($72,925)

Subtotal	$2,165,052	$2,032,546	$8,533	$207,148	($492,562)

San Diego—North County
1335 Park Center Dr. (11)	$108,320	$93,600	$0	$163	($222,987)
929, 935, 939 & 951 Poinsettia Ave.	$470,667	$424,898	$5,240	$62,664	($286,604)
2575 Pioneer Ave.	$401,948	$322,732	$0	$61,255	($177,154)
6200 & 6300 Yarrow Dr.	$861,811	$777,871	$0	$139,200	($279,757)
2431-2465 Impala Dr.	$775,347	$710,587	$0	$153,744	($256,035)
6231 & 6241 Yarrow Dr.	$591,218	$546,780	$0	$54,942	($203,167)
5803 Newton Dr.	$343,280	$250,792	$0	$49,233	($218,538)

Subtotal	$3,552,591	$3,127,260	$5,240	$521,201	($1,644,242)

San Diego—Central
12345 First American Way	$420,386	$380,197	$65	$117,390	($163,593)

Subtotal	$420,386	$380,197	$65	$117,390	($163,593)

San Diego—South County
131 W. 33rd St.	$434,655	$419,207	$50	$39,084	($158,545)

Subtotal	$434,655	$419,207	$50	$39,084	($158,545)

Other
2515, 2507, 2441 W. Erie Drive & 2929 S. Fair Lane	$570,557	$523,879	$0	$269,328	($242,441)
500-560 Zenith Dr. (12)	$282,313	$279,506	$400	$120,617	($306,978)

Subtotal	$852,870	$803,385	$400	$389,945	($549,419)

Consolidated Portfolio—Total	$31,000,763	$28,799,056	$204,884	$3,376,836	($9,836,593)

10439-10477 Roselle St. (13)	$729,000	$677,991	$6,696	$7,980	($260,589)
3001, 3175 & 3233 Mission Oaks Blvd. (14)	$687,161	$642,161	$4,260	$299,118	($316,773)

(1)	Includes two properties sold subsequent to March 31, 2013. Excludes properties acquired since March 31, 2013. Properties acquired during the 12 months ended March 31, 2013 reflect their respective prorated ownership period.

(2)	Represents base rent for the 12 months ended March 31, 2013 (before abatements) and excludes impact of straight line rent and FAS 141 adjustments in the amount of $872,004 and ($222,798), respectively. Total abatements for our initial total portfolio were ($2,201,707) for the 12 months ended March 31, 2013. In the case of triple net or modified gross leases, annualized base rent does not include tenant reimbursements for real estate taxes, insurance, common area or other operating expenses.
(3)	Represents base rent for the 12 months ended March 31, 2013, adjusted for abatements, which, for our portfolio, total ($2,201,707).
(4)	Represents additional property-related income for the 12 months ended March 31, 2013, which includes other property income (such as late fees, reimbursement for legal fees and other miscellaneous reimbursements).
(5)	Represents property operating expenses for the 12 months ended March 31, 2013. Total property operating expenses includes all rental expenses including overhead allocations in the aggregate amount of $839,667.
(6)	Property acquired on December 26, 2012.
(7)	Portion of the property was sold on October 12, 2012.
(8)	Includes $81,000 for an easement fee for the temporary use of a portion of the building.
(9)	Property acquired on March 7, 2012.
(10)	Property acquired on December 18, 2012.
(11)	Property executed a new 118,597 sq. ft., 11.5 year lease that commenced on June 1, 2013. The tenant commences paying rent on January 1, 2014 with a starting annualized base rent amount of $740,045.
(12)	Property acquired on May 1, 2012.
(13)	Amounts represent 70% tenants-in-common ownership interest, presented under the equity method in the Predecessor financial statements.
(14)	Property acquired on June 27, 2012. Amounts represents our 15% joint venture ownership interest, presented under the equity method in the Predecessor financial statements.

Description of Certain Debt

The following is a summary of the material provisions of the loan agreements evidencing our material debt to be outstanding upon the completion of this offering and the completion of the formation transactions (based on pro forma balances as of March 31, 2013). The following is only a summary and it does not include all of the provisions of such agreements, copies of which are filed as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

Assumed Mortgage Loans

Immediately following the completion of our formation transactions and the application of the net proceeds of this offering and the concurrent private placement, we expect to assume an aggregate amount of approximately $48.1 million in principal amount of mortgage debt secured by two of our properties, based on March 31, 2013 balances. One of the loans has a floating interest rate of LIBOR + 2.00%, is secured by our property known as the Glendale Commerce Center, and is schedule to mature on May 1, 2016, subject to two 1-year extensions. The other loan is a securitized loan that has a fixed interest rate of 5.45% per annum, is secured by a mortgage on our property located at 10700 Jersey Boulevard, and is scheduled to mature on January 1, 2015.

In addition, the three properties owned indirectly by the JV are subject to the following mortgage debt, based on March 31, 2013 balances:

•

a loan with an estimated outstanding balance of approximately $13.4 million ($2.0 million of which represents our 15% allocated share of such loan) and a floating interest rate of LIBOR + 2.50%, which is secured by a mortgage on our property located at 3001 Mission Oaks Boulevard and is scheduled to mature on June 28, 2015, subject to two 1-year extension options;

•

a loan with an estimated outstanding balance of approximately $20.6 million ($3.1 million of which represents our 15% allocated share of such loan) and a floating interest rate of LIBOR + 2.50%, which is secured by a mortgage on our property located at 3175 Mission Oaks Boulevard and is scheduled to mature on June 28, 2015, subject to two 1-year extension options; and

•

a loan with an estimated outstanding balance of approximately $7.5 million ($1.1 million of which represents our 15% allocated share of such loan) and a floating interest rate of LIBOR + 2.50%, which is secured by a mortgage on our property located at 3233 Mission Oaks Boulevard and is scheduled to mature on June 28, 2015, subject to two 1-year extension options.

The Glendale Commerce Center loan agreement contains a debt service coverage ratio requirement that is tested quarterly, as well as a debt service coverage ratio requirement and a loan-to-value ratio requirement that are tested each time we exercise an option to extend the maturity date of the loan. In addition, pursuant to the terms of the Glendale Commerce Center loan, we must also meet certain liquidity and net worth requirements that are tested annually. The loan agreements for the properties owned indirectly by the JV each contain a combined debt yield ratio requirement that is tested annually, and a combined debt service coverage ratio requirement and a combined loan-to-value ratio requirement that are tested each time the borrowers of the Mission Oaks Blvd loans exercise an option to extend the maturity date of the loans. We and the borrowers of the Mission Oaks Blvd loans are currently in compliance with the financial covenants and net worth and liquidity requirements in our and their respective loan agreements. The Glendale Commerce Center loan and the Mission Oaks Blvd loans also each contain cross-default provisions with respect to certain of our other indebtedness, and the Mission Oaks Blvd loans are cross-collateralized with each other.

New Term Loan

We have negotiated a new $60 million term loan with Bank of America, N.A., which we expect to have in place upon completion of this offering. We anticipate that the new term loan will be secured by a mortgage on approximately six of our properties, and will bear interest at a floating rate of LIBOR + 1.925%. The new term loan is expected to have an initial term of approximately 72 months, subject to one 12-month extension, and is expected to amortize on a monthly basis beginning in month 37 of the loan (based on a 30-year repayment schedule and an interest rate equal to the actual payment rate). We anticipate that the new term loan will contain customary financial covenants, including a debt service coverage ratio that will be tested quarterly, as well as liquidity and net worth requirements that will be tested annually. The new term loan may also include cross-default provisions with respect to certain of our other indebtedness, and will be subject to customary closing conditions for a loan of this type. There can be no assurance that all of the closing conditions will be satisfied.

Proposed Revolving Credit Facility

A group of lenders for which Bank of America, N.A. will act as administrative agent and Merrill Lynch, Pierce, Fenner & Smith Incorporated will act as sole bookrunner and sole lead arranger have provided commitments for a proposed revolving credit facility allowing borrowings of up to $200 million by our operating partnership. We expect the facility to have a term of three years. We also expect the facility to have an accordion feature that may allow us to increase the availability thereunder by $200 million to $400 million. We intend to use this facility principally for property acquisitions, working capital requirements and other general corporate purposes. We expect to borrow approximately $7.0 million under our proposed revolving credit facility at the completion of this offering, and an additional $14.2 million under our proposed revolving credit facility following the completion of this offering to acquire 8101-8117 Orion Avenue and 18310-18330 Oxnard Street (as reflected in our consolidated pro forma indebtedness as of March 31, 2013).

The proposed revolving credit facility is expected to bear interest at the rate of LIBOR plus a margin of 135 basis points to 205 basis points, depending on our leverage ratio. The amount available for us to borrow under the facility will be subject to the lesser of the then-applicable facility amount, a percentage of the net operating income of our properties that form the borrowing base of the facility, and a minimum implied debt service coverage ratio.

Our operating partnership’s ability to borrow under this proposed revolving credit facility will be subject to our ongoing compliance with a number of customary restrictive covenants, including a maximum leverage ratio, a maximum secured leverage ratio, a maximum recourse debt ratio, a minimum fixed charge coverage ratio, an unencumbered debt yield ratio, and a minimum tangible net worth requirement. Additionally, under the proposed revolving credit facility, our distributions may not exceed the greater of (i) 95.0% of our FFO or (ii) the amount required for us to qualify and maintain our status as a REIT and avoid the payment of federal or state income or excise tax in any 12 month period. If a default or event of default occurs and is continuing, we may be precluded from making certain distributions (other than those required to allow us to qualify and maintain our status as a REIT). The proposed revolving credit facility will also include cross-default provisions with respect to certain of our other indebtedness. We expect that we and certain of our subsidiaries will guarantee the obligations under the proposed revolving credit facility.

The commitments are subject to closing conditions that are expected to include, among other things, satisfactory completion of due diligence by Bank of America, N.A. and the other lenders, successful completion of this offering, absence of material adverse effect, payment of fees, and the negotiation, execution and delivery of definitive documentation satisfactory to Bank of America, N.A. and the other lenders. There can be no assurance that all of the closing conditions will be satisfied.

Upon completion of this offering, and after the debt pay downs discussed under “Use of Proceeds,” and after taking into account the anticipated borrowing under the new term loan at the completion of this offering, the approximately $7.0 million expected to be drawn under the proposed revolving credit facility at the completion of this offering and the approximately $14.2 million expected to be drawn under the proposed revolving credit facility to acquire the 8101-8117 Orion Avenue and 18310-18330 Oxnard Street properties shortly after the completion of this offering, we expect to have approximately $180.8 million in cash and revolving credit facility capacity available to us to fund working capital and property acquisitions and to execute our business strategy.

Regulation

General

Our properties are subject to various laws, ordinances and regulations, including regulations relating to common areas and fire and safety requirements. We believe that we have the necessary permits and approvals to operate each of our properties.

Americans with Disabilities Act

Our properties must comply with Title III of the ADA to the extent that such properties are “public accommodations” as defined under the ADA. Under the ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. Although we believe that the properties in our portfolio in the aggregate substantially comply with present requirements of the ADA, and we have not received any notice for correction from any regulatory agency, we have not conducted a comprehensive audit or investigation of all of our properties to determine whether we are in compliance and therefore we may own properties that are not in compliance with the ADA.

ADA compliance is dependent upon the tenant’s specific use of the property, and as the use of a property changes or improvements to existing spaces are made, we will take steps to ensure compliance. Noncompliance with the ADA could result in additional costs to attain compliance, imposition of fined by the U.S. government or an award of damages or attorney’s fees to private litigants. The obligation to make readily achievable accommodations is an ongoing one, and we will continue to assess our properties and to make alterations to achieve compliance as necessary.

Environmental Matters

The properties that we acquire will be subject to various federal, state and local environmental laws. Under these laws, courts and government agencies have the authority to require us, as owner of a contaminated property, to clean up the property, even if we did not know of or were not responsible for the contamination. These laws also apply to persons who owned a property at the time it became contaminated, and therefore it is possible we could incur these costs even after we sell some of the properties we acquire. In addition to the costs of cleanup, environmental contamination can affect the value of a property and, therefore, an owner’s ability to borrow using the property as collateral or to sell the property. Under applicable environmental laws, courts and government agencies also have the authority to require that a person who sent waste to a waste disposal facility, such as a landfill or an incinerator, pay for the clean-up of that facility if it becomes contaminated and threatens human health or the environment.

Furthermore, various court decisions have established that third parties may recover damages for injury caused by property contamination. For instance, a person exposed to asbestos at one of our properties may seek to recover damages if he or she suffers injury from the asbestos. Lastly, some of these environmental laws restrict the use of a property or place conditions on various activities. An example would be laws that require a business using chemicals to manage them carefully and to notify local officials that the chemicals are being used.

We could be responsible for any of the costs discussed above. The costs to clean up a contaminated property, to defend against a claim, or to comply with environmental laws could be material and could adversely affect the funds available for distribution to our stockholders. We usually require Phase I or similar environmental assessments by independent environmental consultants at the time of acquisition of a property. We generally expect to continue to obtain a Phase I or similar environmental site assessments by independent environmental consultants on each property prior to acquiring it. However, these environmental assessments may not reveal all environmental costs that might have a material adverse effect on our business, assets, results of operations or liquidity and may not identify all potential environmental liabilities.

We can make no assurances that (1) future laws, ordinances or regulations will not impose material environmental liabilities on us, or (2) the current environmental condition of our properties will not be affected by tenants, the condition of land or operations in the vicinity of our properties (such as releases from underground storage tanks), or by third parties unrelated to us.

Insurance

We will carry commercial property, liability and terrorism coverage on all the properties in our initial portfolio under a blanket insurance policy. Generally, we do not carry insurance for certain types of extraordinary losses, including, but not limited to, losses caused by riots, war, earthquakes and wildfires. Substantially all of our properties are located in areas that are subject to earthquakes and are not insured against such an event. We will continue to monitor third-party earthquake insurance pricing and conditions and may consider obtaining third-party coverage if we deem it cost effective. Upon completion of this offering, the formation transactions and the concurrent private placement, we believe the policy specifications and insured limits will be appropriate and adequate given the relative risk of loss, the cost of the coverage and standard industry practice, however, our insurance coverage may not be sufficient to fully cover all of our losses. In addition, our title insurance policies may not insure for the current aggregate market value of our initial portfolio, and we do not intend to increase our title insurance coverage as the market value of our initial portfolio increases. We have not obtained and do not intend to obtain new or additional title insurance in connection with this offering, the formation transactions and the concurrent private placement, including any so-called date down endorsements or other modifications to our existing title insurance policies.

Competition

In acquiring our target properties, we compete with other public industrial property sector REITs, income oriented non-traded REITs, private real estate fund managers and local real estate investors and developers. The last named group, local real estate investors and developers, historically has represented our dominant competition for deals. Many of these entities have greater resources than us or other competitive advantages. We also face significant competition in leasing available properties to prospective tenants and in re-leasing space to existing tenants, including competition from the properties owned by Mr. Schwimmer. See “Certain Relationships and Related Transactions—Property Management Agreements.”

Employees

As of March 31, 2013, our predecessor business employed 31 full-time employees. We believe that our relationships with our employees are very good. None of the employees is represented by a labor union.

Legal Proceedings

From time to time, we are party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. We are not currently a party, as plaintiff or defendant, to any legal proceedings which, individually or in the aggregate, would be expected to have a material effect on our business, financial condition or results of operations if determined adversely to us.

Our Corporate Information

Our principal executive offices are located at 11620 Wilshire Boulevard, Suite 300, Los Angeles, CA 90025. Our telephone number is (310) 966-1680. Our website is www.rexfordindustrial.com. The information found on, or otherwise accessible through, our website is not incorporated into, and does not form a part of, this prospectus or any other report or document we file with or furnish to the SEC.

MANAGEMENT

Directors and Executive Officers

Upon completion of this offering, our board of directors shall consist of seven directors, four of whom we believe are “independent” directors with independence being determined in accordance with the listing standards established by the NYSE. All members will serve annual terms. Upon the expiration of their terms at the annual meeting of stockholders in 2014, directors will be elected to serve a term of one year and until their successors are duly elected and qualify. Subject to rights pursuant to any employment agreements, officers serve at the pleasure of our board of directors.

The following sets forth certain information with respect to our directors and executive officers as of March 31, 2013.

Name*	Age	Positions
Richard Ziman	70	Chairman
Howard Schwimmer	52	Co-Chief Executive Officer, Director
Michael S. Frankel	50	Co-Chief Executive Officer, Director
Adeel Khan	39	Chief Financial Officer
** Robert L. Antin	63	Director Nominee
** Leslie E. Bider	62	Director Nominee
** Steven C. Good	70	Director Nominee
** Joel S. Marcus	65	Director Nominee

*	The address of each director and executive officer listed is 11620 Wilshire Boulevard, Suite 300, Los Angeles, CA 90025.
**	Will become a director effective upon completion of this offering.

Biographical Summaries of Directors and Executive Officers

Richard Ziman

Mr. Ziman will serve as our Chairman. Mr. Ziman has served as the Co-Founder, Chairman and Director of our predecessor business since its inception in December 2001. Mr. Ziman’s industrial real estate experience comprises over forty years of industrial real estate investment experience overseeing his personal, family and foundation-related investments in Southern California as well as having co-founded and served as Chairman of the management companies that we will acquire as part of the formation transactions. Mr. Ziman’s overall commercial real estate experience also includes his role as the founding Chairman and CEO of Arden Realty, Inc., a real estate investment firm focused on the commercial office real estate markets in infill Southern California. Mr. Ziman served as Arden’s Chairman of the Board and CEO from its inception in 1990 until its sale in mid-2006 to GE Real Estate in a $4.8 billion transaction involving Arden’s portfolio of approximately 18.5 million square feet in more than 200 office buildings. Arden was publicly traded on the NYSE under the symbol “ARI.” In 2006, Mr. Ziman also co-founded AVP Advisors, LLC and AVP Capital, LLC, the exclusive advisor to American Value Partners, a real estate fund of funds deploying capital on behalf of pension funds throughout the United States. In 1979, Mr. Ziman formed Pacific Financial Group, a diversified real estate investment and development firm, of which he was Managing General Partner. Mr. Ziman also serves on the boards of directors of The Rosalinde and Arthur Gilbert Foundation and The Gilbert Collection Trust. In 2001, Mr. Ziman established and endowed the Richard S. Ziman Center for Real Estate at the Anderson Graduate School of Management at the University of California at Los Angeles. Over the years, Mr. Ziman has held many significant leadership positions in the cultural, educational and social service life of Southern California. Mr. Ziman received his Bachelor’s degree and his Juris Doctor degree from the University of Southern California and practiced law as a partner of the law firm Loeb & Loeb from 1971 to 1980, specializing in transactional and financial aspects of real estate. Mr. Ziman brings to the Board extensive executive management experience in the industrial real estate industry and in public companies and extensive knowledge of our company and our operations.

Howard Schwimmer

Mr. Schwimmer will serve as our Co-Chief Executive Officer and Director. Mr. Schwimmer has served as Co-Founder and Senior Managing Partner of our predecessor business and President of Rexford Industrial Realty & Management Inc. since December 2001. From May 1983 until November 2001, Mr. Schwimmer, a licensed California real estate broker, served at various times as manager, executive vice president and broker of record for, and until recently held a less than 7% ownership interest in, DAUM Commercial Real Estate, one of California’s oldest industrial brokerage companies. Mr. Schwimmer’s thirty-year professional career has been dedicated entirely and exclusively to Southern California infill industrial real estate, including its acquisition, value-add improvement, management, sales, leasing and disposition. Mr. Schwimmer has extensive experience forming real estate investment companies, managing real estate brokerage offices, serving as a real estate brokerage company board member and acquiring, repositioning, developing, leasing, selling and adding value to over thirty million square feet of industrial properties in Southern California. Mr. Schwimmer received his Bachelor’s degree from the University of Southern California in 1983 where he majored in business with an emphasis in real estate finance and development. Mr. Schwimmer serves on the USC Lusk Center Real Estate Leadership Council, is Board Chair of USC Hillel, and is the Allocation Committee Chair of the Los Angeles Jewish Federation, Real Estate Principals Organization. Mr. Schwimmer brings to the Board executive management experience in the real estate industry and extensive knowledge of our company and our operations.

Michael S. Frankel

Mr. Frankel will serve as our Co-Chief Executive Officer and Director. Mr. Frankel has served as the Chief Financial Officer of Rexford Industrial Realty & Management Inc. since May 2005 and as Managing Partner of Rexford Industrial LLC and Rexford Sponsor LLC since December 2007 and September 2010, respectively. Mr. Frankel’s twenty-eight year career includes nine years co-managing our predecessor business, which exclusively focused on investing in infill Southern California industrial real estate. Mr. Frankel has focused on real estate investment, private equity investments and senior management operating roles throughout his career. Mr. Frankel was previously responsible for investments at the private equity firm “C3,” a subsidiary of the Comcast Corporation (NASD: CMCSA). Mr. Frankel also served with LEK Consulting, providing strategic advisory services to several of the world’s leading investment institutions. Mr. Frankel began his career as Vice President at Melchers & Co., an European-based firm, where he was responsible for Melchers’ U.S.-Asia operations, principally based in Beijing. Mr. Frankel brings significant private equity, finance and management experience to our company. Mr. Frankel has substantial experience working in China, Southeast Asia and France, and speaks Mandarin and French. Mr. Frankel is a licensed real estate broker in the state of California and a member of the Urban Land Institute. Mr. Frankel earned his Bachelor of Arts degree in political economy from the University of California at Berkeley and his Masters of Business Administration from the Harvard Business School. Mr. Frankel brings to the Board extensive executive management and operational experience and an extensive knowledge of our company and our operations.

Adeel Khan

Mr. Khan will serve as our Chief Financial Officer. Mr. Khan served as Corporate Controller for our predecessor business since March 2012. From February 2002 until February 2012, Mr. Khan served as Vice President, Controller at MPG Office Trust, Inc. (NYSE: MPG), the largest owner of class-A office buildings in downtown Los Angeles, with an office and hotel portfolio in Southern California and Denver, Colorado. Prior to MPG, Mr. Khan served as Senior Financial Analyst at The Walt Disney Company (NYSE: DIS). Mr. Khan also served as Senior Auditor & Consultant at Arthur Andersen LLP, where Mr. Khan assumed responsibility for the audit of public real estate, financial services and media/technology companies. Mr. Khan is a Certified Public Accountant and obtained his Bachelor of Arts in Business Administration at the California State University, Fullerton. Mr. Khan brings to our company 16 years of accounting, finance and operations experience.

Robert L. Antin

Mr. Antin will become a Director upon completion of the offering. Mr. Antin was a founder of VCA Antech, Inc. (“VCA”), a publicly traded national animal healthcare company (NASDAQ: WOOF) that provides veterinary services, diagnostic testing and various medical technology products and related services to the veterinary market. Mr. Antin has served as a Director, Chief Executive Officer and President at VCA since its inception in 1986. From September 1983 to 1985, Mr. Antin was President, Chief Executive Officer, a Director and co-founder of AlternaCare Corp., a publicly held company that owned, operated and developed freestanding out-patient surgical centers. From July 1978 until September 1983, Mr. Antin was an officer of American Medical International, Inc., an owner and operator of health care facilities. Mr. Antin received his Bachelor’s degree from the State University of New York at Cortland and his MBA with a certification in hospital and health administration from Cornell University. Mr. Antin brings to the Board extensive experience as an executive at a public company which enables him to make significant contributions to the deliberations of the Board, especially in relation to operations, financings and strategic planning.

Leslie E. Bider

Mr. Bider will become a Director upon completion of the offering. Since June 2008, Mr. Bider has been the Chief Executive Officer and a Director of PinnacleCare, International, a Private Health Advisory firm. From 2007 to 2008, he was the Chief Strategist at ITU Ventures, a Los Angeles based Venture Capital firm. From 2005 to 2007, Mr. Bider served as an executive in residence at Elevation Partners. From 1987 to 2005, Mr. Bider was the Chairman/Chief Executive Officer of Warner Chappell Music, Inc., one of the world’s largest music publishing companies. Prior to that, Mr. Bider served as Chief Financial Officer of Warner Bros. Music, and was a principal in an accounting firm specializing in the entertainment industry. Mr. Bider holds a Bachelor’s degree in accounting from University of Southern California and an M.S. from the Wharton School of the University of Pennsylvania. Mr. Bider has served on the board of Douglas Emmett, Inc. (NYSE: DEI) since October 2006 and was a member of the Board of Directors of OSI Systems, Inc. (NASDAQ: OSIS) from April 2006 to May 2010 and of California Pizza Kitchen (NASDAQ: CPKI) from August 2009 to June 2011. Mr. Bider brings to the Board accounting and finance skills, operating experience in several industries and extensive experience in the real estate industry.

Steven C. Good

Mr. Good will become a Director upon completion of the offering. Since February 2010, Mr. Good has served as a consultant for the accounting firm of Cohn Reznick LLP and provides business consulting and advisory services for a sizeable and varied client base which includes manufacturing, garment, medical services, and real estate development industries. Mr. Good founded the accounting firm of Good, Swartz, Brown & Berns (predecessor of Cohn Reznick LLP) in 1976, and served as an active Senior Partner until February 2010. From 1997 until 2005, Mr. Good served as a Director of Arden Realty Group, Inc., a publicly-held Real Estate Investment Trust listed on the New York Stock Exchange. Mr. Good currently serves as a Director of OSI Systems, Inc. (NASDAQ: OSIS). Mr. Good also currently serves as a Director of Kayne Anderson MLP Investment Company (NYSE: KYN) and Kayne Anderson Energy Total Return Fund, Inc. (NYSE: KYE). Mr. Good holds a Bachelor of Science degree in Accounting from the University of California, Los Angeles and attended its Graduate School of Business. Mr. Good brings to the Board extensive audit, finance and accounting expertise as well as extensive experience as a Director of several public companies.

Joel S. Marcus

Mr. Marcus will become a Director upon completion of the offering. Since May 2007, Mr. Marcus has served as Chairman of the Board of Directors of Alexandria Real Estate Equities, Inc. (“Alexandria,” NYSE: ARE), a publicly traded REIT focused on life science real estate. Mr. Marcus has also served as Chief Executive Officer since March 1997, President since February 2009, and a Director since Alexandria’s inception in 1994. Mr. Marcus co-founded Alexandria in 1994, Alexandria Venture Investments in 1996, and the annual

Alexandria Summit™ in 2011. From 1986 to 1994, Mr. Marcus was a partner at the law firm of Brobeck, Phleger & Harrison LLP, specializing in corporate finance and capital markets, venture capital, and mergers and acquisitions. From 1984 to 1994, he also served as General Counsel and Secretary of Kirin-Amgen, Inc., a joint venture that financed the development of, and owned patents to, genetically engineered biopharmaceutical products. Mr. Marcus was formerly a practicing certified public accountant and tax manager with Arthur Young & Co. specializing in the financing and taxation of REITs. He received his undergraduate and Juris Doctor degrees from the University of California, Los Angeles. Mr. Marcus serves on the boards of the Accelerator Corporation, of which he was one of the original architects and co-founders, Foundation for the National Institutes of Health, Intra-Cellular Therapies, Inc., Multiple Myeloma Research Foundation, and the Partnership for New York City. Mr. Marcus received the Ernst & Young 1999 Entrepreneur of the Year Award (Los Angeles – Real Estate). Mr. Marcus served on the Board of Trustees of PennyMac Mortgage Investment Trust, a publicly traded mortgage REIT, from August 2009 to August 2012. Mr. Marcus brings to the Board over 38 years of experience in the real estate and life sciences industries, including his 15 years of operating experience as a Chief Executive Officer and 18 years of experience as a Director of a publicly traded REIT.

Other Key Employees

Patrick Schlehuber

Mr. Schlehuber will serve as our Director of Acquisitions, responsible for originating investment opportunities and managing their respective transactions. Mr. Schlehuber joined our predecessor business in May 2009 as Director of Acquisitions. From June 2004 to March 2009 Mr. Schlehuber was employed by First Industrial Realty Trust, Inc. (NYSE: FR), one of the nation’s largest publicly listed REITs focused exclusively on industrial real estate investment and management. There he served first as an Investment Associate and then as a Transaction Officer responsible for the origination of industrial real estate investments in the greater Los Angeles market. Mr. Schlehuber also served as an Associate with RA Capital Advisors and as a Senior Consultant in the Arthur Andersen/KPMG Transaction Advisory Services group. Mr. Schlehuber obtained his Bachelor of Business Administration, finance degree at the University of Notre Dame and is a Chartered Financial Analyst (CFA) and Certified Public Accountant (CPA).

Bruce Herbkersman

Mr. Herbkersman will serve as our Director of Construction & Development, responsible for construction project management. Mr. Herbkersman joined our predecessor business in June 2009 as Director of Development. From November 1998 until April 2009, Mr. Herbkersman served as a Senior Vice President at Lowe Enterprises and was responsible for industrial, office and resort development, project management and construction. Prior to Lowe Enterprises, Mr. Herbkersman served as Project Manager at Turner Construction focused on industrial development in Southern California over an eight year tenure. Mr. Herbkersman obtained his Bachelor of Science in construction management from California Polytechnic State University.

Michael Levine

Mr. Levine will serve as our Construction Project Manager. Mr. Levine joined our predecessor business in January 2004 as Construction Project Manager. Mr. Levine is responsible for overseeing property renovation and new construction projects. Mr. Levine is a third- generation builder with thirty years’ experience in the construction industry. As a general contractor, he has built a wide variety of projects including industrial buildings, supermarkets, retail malls, health clubs, medical facilities and artist’s studios. His projects have been featured in many magazines including “Interiors and Architectural Record,” and have received several awards including the Los Angeles American Institute of Architects Merit Award and the Los Angeles Business Council Award for Historical Adaptive Reuse of Commercial-Interiors. Mr. Levine received his Bachelor of Arts degree from the University of California at Los Angeles and in 2002 in association with the Building Industry Association of California he received the Professional Designation in Construction Management from the University of California, Los Angeles.

Dan Elisha

Mr. Elisha will serve as our Controller. Mr. Elisha contributes over 15 years of public company experience. From November 2005 until May 2013, Mr. Elisha was employed by Kilroy Realty Corporation (“Kilroy,” NYSE: KRC). At Kilroy, Mr. Elisha served in number of different capacities. From December 2011 until May 2013 he served as Senior Director of Internal Reporting & Planning and then as Senior Director of Construction/Development Accounting. From January 2008 until December 2011, Mr. Elisha served as Director of Accounting & Reporting. From November 2005 until January 2008, Mr. Elisha served as Manager of Accounting & Reporting. Prior to his time at Kilroy, Mr. Elisha served for six years at VCA as Manager of Operations and Property Accounting as well as in other capacities. Mr. Elisha earned his Bachelor of Science degree in Business Management with an emphasis on finance and real estate and also earned his Masters of Business Administration from Cal State University Northridge.

Cher Riban

Ms. Riban will serve as our Assistant Controller, responsible for oversight of day-to-day finance and accounting. Ms. Riban contributes over eight years of senior finance, audit and real estate experience. Ms. Riban joined our predecessor business in October 2011 as Assistant Controller. From January 2010 to October 2011, Ms. Riban served as Manager of Financial Reporting for Douglas Emmett, Inc. (NYSE: DEI), where she was responsible for corporate accounting and SEC financial reporting. From July 2007 until December 2009, Ms. Riban served as a Corporate Senior Accountant at Douglas Emmett. Prior to joining Douglas Emmett, Ms. Riban served for three years as a Senior Auditor at Deloitte & Touche. Ms. Riban obtained her Bachelor of Arts degree in business economics with an emphasis in accounting from the University of California at Santa Barbara and is a Certified Public Accountant (CPA) in the State of California.

Shannon Lewis

Ms. Lewis will serve as our Director of Leasing & Asset Management, responsible for leasing, marketing and asset management. Ms. Lewis joined our predecessor business in March 2013 as Director of Leasing & Asset Management. From August 2006 to March 2013, Ms. Lewis served as Senior Leasing Manager at Douglas Emmett, Inc. (NYSE: DEI), responsible for the leasing, marketing and tenant improvements of a multi-million square foot portfolio of office, retail and medical office properties in West Los Angeles. Prior to Douglas Emmett, Ms. Lewis served as Vice President, Asset Management at Kilroy Realty Corporation (NYSE: KRC), responsible for leasing, marketing, tenant improvements and strategic planning for a multi-million square foot portfolio of industrial and office properties, spanning a four year tenure at Kilroy. Ms. Lewis also previously served as Regional Portfolio Manager over a four year period at Legacy Partners Commercial responsible for leasing and property management of a multi-million square foot industrial and office property portfolio. Additionally, Ms. Lewis served as a Senior Property Manager and Portfolio Manager at Trammell Crow Company and The Voit Companies, respectively, responsible for multi-million square foot industrial and office property portfolios over a combined ten year period. Ms. Lewis obtained her Bachelor of Science degree in managerial economics from the University of California at Davis and received the Real Property Administrator designation from the Building Owners and Managers Association as well as the Certified Property Manager designation from the Institute of Real Estate Management.

Corporate Governance Profile

We have structured our corporate governance in a manner we believe closely aligns our interests with those of our stockholders. Notable features of our corporate governance structure include the following:

•	our board of directors is not classified, instead, each of our directors is subject to re-election annually;

•

of the seven persons who will serve on our board of directors immediately after the completion of this offering, we expect our board of directors to determine that four, or 57%, of our directors satisfy the listing standards for independence of the NYSE and Rule 10A-3 under the Exchange Act;

•	we anticipate that at least one of our directors will qualify as an “audit committee financial expert” as defined by the SEC;

•	we have opted out of the business combination and control share acquisition statutes in the MGCL; and

•	we do not have a stockholder rights plan.

Our directors will stay informed about our business by attending meetings of our board of directors and its committees and through supplemental reports and communications. Our independent directors will meet regularly in executive sessions without the presence of our corporate officers or non-independent directors.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors administers this oversight function directly, with support from its three standing committees, the audit committee, the nominating and corporate governance committee and the compensation committee, each of which addresses risks specific to their respective areas of oversight. In particular, our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of our internal audit function. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines, including whether they are successful in preventing illegal or improper liability-creating conduct. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Board Committees

Upon completion of this offering, our board of directors will establish three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. The principal functions of each committee are briefly described below. We intend to comply with the listing requirements and other rules and regulations of the NYSE, as amended or modified from time to time, and each of these committees will be comprised exclusively of independent directors. Additionally, our board of directors may from time to time establish certain other committees to facilitate the management of our company.

Audit Committee

Upon completion of this offering, our audit committee will consist of three of our independent directors. We expect that the chairman of our audit committee will qualify as an “audit committee financial expert” as that term is defined by the applicable SEC regulations and NYSE corporate governance listing standards. We expect that our board of directors will determine that each of the audit committee members is “financially literate” as that term is defined by the NYSE corporate governance listing standards. Prior to the completion of this offering, we expect to adopt an audit committee charter, which will detail the principal functions of the audit committee, including oversight related to:

•	our accounting and financial reporting processes;

•	the integrity of our consolidated financial statements and financial reporting process;

•	our systems of disclosure controls and procedures and internal control over financial reporting;

•	our compliance with financial, legal and regulatory requirements;

•	the evaluation of the qualifications, independence and performance of our independent registered public accounting firm;

•	the performance of our internal audit function; and

•	our overall risk profile.

The audit committee will also be responsible for engaging an independent registered public accounting firm, reviewing with the independent registered public accounting firm the plans and results of the audit engagement, approving professional services provided by the independent registered public accounting firm, including all audit and non-audit services, reviewing the independence of the independent registered public accounting firm, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls. The audit committee also will prepare the audit committee report required by SEC regulations to be included in our annual proxy statement. Mr. Good has been designated as chair and Messrs. Bider and Marcus have been appointed as members of the audit committee.

Compensation Committee

Upon completion of this offering, our compensation committee will consist of three of our independent directors. Prior to the completion of this offering, we expect to adopt a compensation committee charter, which will detail the principal functions of the compensation committee, including:

•

reviewing and approving on an annual basis the corporate goals and objectives relevant to our co-chief executive officers’ compensation, evaluating our co-chief executive officers’ performance in light of such goals and objectives and determining and approving the remuneration of our co-chief executive officers based on such evaluation;

•	reviewing and approving the compensation, if any, of all of our other officers;

•	reviewing our executive compensation policies and plans;

•	implementing and administering our incentive compensation equity-based remuneration plans;

•	assisting management in complying with our proxy statement and annual report disclosure requirements;

•	producing a report on executive compensation to be included in our annual proxy statement; and

•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors;

Mr. Marcus has been designated as chair and Messrs. Bider and Good have been appointed as members of the compensation committee.

Nominating and Corporate Governance Committee

Upon completion of this offering, our nominating and corporate governance committee will consist of three of our independent directors. Prior to the completion of this offering, we expect to adopt a nominating and corporate governance committee charter, which will detail the principal functions of the nominating and corporate governance committee, including:

•	identifying and recommending to the full board of directors qualified candidates for election as directors to fill vacancies on the board or at the annual meeting of stockholders;

•	developing and recommending to our board of directors corporate governance guidelines and implementing and monitoring such guidelines;

•	reviewing and making recommendations on matters involving the general operation of our board of directors, including board size and composition, and committee composition and structure;

•	recommending to our board of directors nominees for each committee of our board of directors;

•

annually facilitating the assessment of our board of directors’ performance as a whole and of the individual directors, as required by applicable law, regulations and the NYSE corporate governance listing standards; and

•	overseeing our board of directors’ evaluation of management.

In identifying and recommending nominees for election as directors, the nominating and corporate governance committee may consider diversity of relevant experience, expertise and background. Mr. Antin has been designated as chair and Messrs. Bider and Good have been appointed as members of the nominating and corporate governance committee.

Code of Business Conduct and Ethics

Upon completion of this offering, our board of directors will establish a code of business conduct and ethics that applies to our officers, directors and employees. Among other matters, our code of business conduct and ethics will be designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;

•	compliance with laws, rules and regulations;

•	prompt internal reporting of violations of the code to appropriate persons identified in the code; and

•	accountability for adherence to the code of business conduct and ethics.

Any waiver of the code of business conduct and ethics for our executive officers or directors must be approved by a majority of our independent directors, and any such waiver shall be promptly disclosed as required by law or NYSE regulations.

Limitation of Liability and Indemnification

We intend to enter into indemnification agreements with each of our directors and executive officers that will obligate us, if a director or executive officer is or is threatened to be made a party to, or witness in, any proceeding by reason of such director’s or executive officer’s status as a present or former director, officer, employee or agent of our company or as a director, trustee, officer, partner, manager, member, fiduciary, employee or agent of another enterprise that the director or executive officer served in such capacity at our request, to indemnify such director or executive officer, and advance expenses actually and reasonably incurred by him or her, or on his or her behalf, unless it has been established that:

•	the act or omission of the director or executive officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

•	the director or executive officer actually received an improper personal benefit in money, property or services; or

•	with respect to any criminal action or proceeding, the director or executive officer had reasonable cause to believe his or her conduct was unlawful.
In addition, except as described below, our directors and executive officers will not be entitled to indemnification pursuant to the indemnification agreement:

•	if the proceeding was one brought by us or on our behalf and the director or executive officer is adjudged to be liable to us;

•

if the director or executive officer is adjudged to be liable on the basis that personal benefit was improperly received in a proceeding charging improper personal benefit to the director or executive officer; or

•

in any proceeding brought against us by the director or executive officer other than to enforce his or her rights under the indemnification agreement, and then only to the extent provided by the agreement, and except as may be expressly provided in our charter, our bylaws, a resolution of our board of directors or of our stockholders entitled to vote generally in the election of directors or an agreement approved by our board of directors.

Notwithstanding the limitations on indemnification described above, on application by a director or executive officer of our company to a court of appropriate jurisdiction, the court may order indemnification of such director or executive officer if the court determines that such director or executive officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director or executive officer (1) has met the standards of conduct set forth above or (2) has been adjudged liable for receipt of an “improper personal benefit.” Under Maryland law, any such indemnification is limited to the expenses actually and reasonably incurred by him or her, or on his or her behalf, in connection with any proceeding by or on behalf of our company or in which the officer or director was adjudged liable for receipt of an improper personal benefit. If the court determines the director or executive officer is so entitled to indemnification, the director or executive officer will also be entitled to recover from us the expenses of securing such indemnification.

Notwithstanding, and without limiting, any other provision of the indemnification agreements, if a director or executive officer is made a party to any proceeding by reason of such director’s or executive officer’s status as a director, officer, employee or agent of our company or as a director, trustee, officer, partner, manager, member, fiduciary, employee or agent of another entity that the director or executive officer served in such capacity at our request, and such director or executive officer is successful, on the merits or otherwise, as to one or more (even if less than all) claims, issues or matters in such proceeding, we must indemnify such director or executive officer for all expenses actually and reasonably incurred by him or her, or on his or her behalf, in connection with each successfully resolved claim, issue or matter, including any claim, issue or matter in such a proceeding that is terminated by dismissal, with or without prejudice.

In addition, the indemnification agreements will require us to advance reasonable expenses incurred by the indemnitee within ten days of the receipt by us of a statement from the indemnitee requesting the advance, provided the statement evidences the expenses and is accompanied by:

•	a written affirmation of the indemnitee’s good faith belief that he or she has met the standard of conduct necessary for indemnification; and

•	a written undertaking to reimburse us if a court of competent jurisdiction determines that the director or executive officer is not entitled to indemnification.

The indemnification agreements will also provide for procedures for the determination of entitlement to indemnification, including a requirement that such determination be made by independent counsel after a change of control of us.

Our charter permits us and our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (1) any of our present or former directors or officers who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity or (2) any individual who, while serving as our director or officer and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise, and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity.

Generally, Maryland law permits a Maryland corporation to indemnify its present and former directors and officers except in instances where the person seeking indemnification acted in bad faith or with active and deliberate dishonesty, actually received an improper personal benefit in money, property or services or, in the case of a criminal proceeding, had reasonable cause to believe that his or her actions were unlawful. Under Maryland law, a Maryland corporation also may not indemnify a director or officer in a suit by or on behalf of the corporation in which the director or officer was adjudged liable to the corporation or for a judgment of liability on the basis that a personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct; however, indemnification for an adverse judgment in a suit by us or on our behalf, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In addition, our directors and officers may be entitled to indemnification pursuant to the terms of the partnership agreement. See “Description of the Partnership Agreement of Rexford Industrial Realty, L.P.”

EXECUTIVE COMPENSATION

This section discusses the material components of the executive compensation program for our executive officers who are named in the “Summary Compensation Table” below. Applicable SEC rules require that a registrant provide information regarding the material components of its executive compensation program with respect to the last completed fiscal year. However, because we did not conduct business in 2012, no compensation was paid to any of our named executive officers in 2012. In order to provide an overview of our anticipated compensation program going forward, set forth below is an overview of the expected initial components of our named executive officer compensation program, including annual cash compensation, equity awards and health and retirement benefits, to be provided following the completion of this offering. Our “named executive officers” during 2013 are expected to be:

•	Howard Schwimmer, Co-Chief Executive Officer;

•	Michael S. Frankel, Co-Chief Executive Officer; and

•	Adeel Khan, Chief Financial Officer.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. We are continuing to assess the identity of our named executive officers and to formulate our compensation philosophy and its appropriate components and levels and, accordingly, actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.

Summary Compensation Table

As noted above, we did not conduct business in 2012 and, accordingly, we did not pay any compensation to our named executive officers during or in respect of that year. Because we have no 2012 compensation to report, we are including below a Summary Compensation Table setting forth certain compensation that we expect to pay our 2013 named executive officers during 2013 following the completion of this offering, in order to provide some understanding of our expected compensation levels.

Name and Principal Position	Year	Salary($)(1)	Bonus($)(2)	Stock Awards ($)		Option Awards($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total($)
Howard Schwimmer	2013	495,000	495,000		(3)	—	—	—	—	990,000
Co-Chief Executive Officer

Michael S. Frankel	2013	495,000	495,000		(3)	—	—	—	—	990,000
Co-Chief Executive Officer

Adeel Khan	2013	275,000	215,000		(3)	—	—	—	—	490,000
Chief Financial Officer

(1)	Each of our named executive officers is expected to receive a pro-rata portion of his 2013 annual base salary for the period from the completion of this offering through December 31, 2013.
(2)	Amount represents the target annual cash bonus which the named executive officer is eligible to receive, at the sole discretion of our compensation committee, as described in “Executive Compensation Arrangements” below. With respect to Mr. Khan, this amount also includes a one-time $50,000 cash bonus to be awarded to Mr. Khan in connection with the completion of this offering.
(3)	Equity awards covering shares of our common stock or common units have not previously been granted to our named executive officers. In connection with this offering, we expect to make grants to Messrs. Schwimmer, Frankel and Khan of awards of restricted stock valued at $4,000,000, $4,000,000 and $275,000, respectively.

Base Salaries

As of the completion of this offering, our named executive officers will earn annualized base salaries that are commensurate with their positions and are expected to provide a steady source of income sufficient to permit these officers to focus their time and attention on their work duties and responsibilities. The expected annualized amounts of 2013 annual base salaries of our named executive officers, which will be effective as of the completion of this offering, are set forth in the Summary Compensation Table above, but may be adjusted by our compensation committee following the offering.

Cash Bonuses

Following the completion of this offering, we expect that our named executive officers will be eligible to earn annual bonuses based on the attainment of specified performance objectives established by our compensation committee. Eligibility to receive these cash bonuses is expected to incentivize our named executive officers to strive to attain company and/or individual performance goals that further our interests and the interests of our stockholders. The applicable terms and conditions of the cash bonuses will be determined by our compensation committee.

In addition, in connection with the completion of this offering we expect to award Mr. Khan a one-time cash bonus equal to $50,000.

Equity Compensation

We intend to adopt a 2013 Incentive Award Plan, referred to below as the Plan, in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company and certain of our affiliates and to enable our company and certain of our affiliates to obtain and retain services of these individuals, which is essential to our long-term success. We expect that the Plan will be effective on the date on which it is adopted by our board of directors, subject to approval of the Plan by our stockholders. For additional information about the Plan, please see the section titled “Executive Compensation—2013 Incentive Award Plan” below.

We expect to make grants of restricted stock pursuant to the Plan to certain of our employees, including our named executive officers, in connection with this offering. We anticipate that the awards granted to our named executive officers in connection with this offering will vest as to 25% of the number of shares subject to the award on each of the first, second, third and fourth anniversaries of the date of grant, based on the executive’s continued service with us through the applicable vesting date. In addition, the restricted stock awards granted to Messrs. Schwimmer and Frankel in connection with this offering will be subject to accelerated vesting provisions set forth in the executive’s employment agreement, as described in further detail below under “Executive Compensation Arrangements.” We expect to make grants of restricted common stock under the Plan in connection with this offering to our employees, including our executive officers, and our non-employee directors. Each restricted stock award is expected to be denominated as a specified dollar value, and the actual number of shares issued will be calculated at or prior to grant by dividing the total denominated dollar value of the award by the per share initial public offering price of our common stock. We expect that the aggregated denominated dollar value of all restricted stock awards granted to non-employee directors, executive officers and other employees in connection with this offering will be approximately $12.9 million, including the following grants to our named executive officers:

Named Executive Officer	Approximate Restricted Stock Denominated Grant Value
Howard Schwimmer	$4,000,000
Michael S. Frankel	$4,000,000
Adeel Khan	$275,000

Other Elements of Compensation

Retirement Plans

The Internal Revenue Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to a 401(k) plan. We expect to establish a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. We expect that our named executive officers will be eligible to participate in the 401(k) plan on the same terms as other full-time employees.

Employee Benefits and Perquisites

We expect that our full-time employees, including our named executive officers, will be eligible to participate in health and welfare benefit plans, which will provide medical, dental, prescription and other health and related benefits. We may also implement additional benefit and other perquisite programs as our compensation committee determines appropriate, though we do not expect any such additional benefits and perquisites to constitute a material component of our named executive officers’ compensation package.

Additional Compensation Components

Following the completion of this offering, as we formulate and implement our compensation program, we may provide different and/or additional compensation components, benefits and/or perquisites to our named executive officers, to ensure that we provide a balanced and comprehensive compensation structure. We believe that it is important to maintain flexibility to adapt our compensation structure at this time to properly attract, motivate and retain the top executive talent for which we compete.

Executive Compensation Arrangements

We expect to enter into employment agreements with certain executive officers of the company, including Messrs. Schwimmer and Frankel, that will take effect upon the completion of this offering. While the agreements have not yet been executed and therefore remain subject to modification, the following is a summary of the material terms of the agreements, as currently contemplated.

Under the agreements, Messrs. Schwimmer and Frankel will each serve as a Co-Chief Executive Officer of our company and will report directly to the board. The initial term of the employment agreements will end on the fourth anniversary of the completion of this offering. On that date, and on each subsequent one year anniversary of such date, the term of the employment agreements will automatically be extended for one year, unless earlier terminated. Pursuant to the employment agreements, during the terms of Messrs. Schwimmer’s and Frankel’s employment, we will nominate each for election as a director.

Under the employment agreements, Messrs. Schwimmer and Frankel will receive initial annual base salaries in the amounts reflected in the “Summary Compensation Table” above, which are subject to increase at the discretion of our compensation committee. In addition, each of Messrs. Schwimmer and Frankel will be eligible to receive an annual discretionary cash performance bonus targeted at 100% of the executive’s then-current annual base salary. The actual amount of any such bonuses will be determined by reference to the attainment of applicable Company and/or individual performance objectives, as determined by our compensation committee. In connection with entering into the employment agreements and as described above, Messrs. Schwimmer and Frankel will each be granted an award of restricted shares of our common stock. These restricted stock awards will vest in four equal, annual installments on each of the first four anniversaries of the date of this offering, subject to each executive’s continued service through the applicable vesting date. In addition, beginning in calendar year 2014 and for each calendar year thereafter, Messrs. Schwimmer and Frankel will each be eligible to receive an annual equity award, as determined by our compensation committee in its sole discretion. Messrs. Schwimmer and Frankel will also be eligible to participate in customary health, welfare and fringe benefit plans, and, subject to certain restrictions, healthcare benefits will be provided to them and their eligible dependents at our sole expense. Each of Messrs. Schwimmer and Frankel will accrue four weeks of paid vacation per year.

Pursuant to the terms of the employment agreements, if Mr. Schwimmer’s or Mr. Frankel’s employment is terminated by our company without “cause,” by the executive for “good reason” (each, as defined in the applicable employment agreement) or because our company elects not to renew the term of the employment agreement then, in addition to any accrued amounts, the executive will be entitled to receive the following:

•

A lump-sum payment in an amount equal to three times the sum of (i) the executive’s annual base salary then in effect, (ii) the average annual bonus earned by the executive for the three prior fiscal years (substituting target bonus in the average for any fiscal year not yet completed if fewer than three fiscal years have been completed) and (iii) the average value of any annual equity awards(s) made to the executive during the prior three fiscal years (excluding the initial grant of restricted stock described above, any award(s) granted pursuant to a multi-year, outperformance or long-term performance program and any other non-recurring awards), or if fewer than three years have elapsed, over such lesser number of years;

•

a lump-sum payment in an amount equal to (i) any annual bonus relating to the year immediately preceding the year in which the termination date occurs that remains unpaid on the termination date (if any), and (ii) a pro rata portion of the executive’s target bonus for the partial fiscal year in which the termination date occurs;

•	accelerated vesting of all outstanding equity awards held by the executive as of the termination date; and

•	company-paid continuation healthcare coverage for 18 months after the termination date.

The executive’s right to receive the severance payments and benefits described above is subject to his delivery and non-revocation of an effective general release of claims in favor of our company. The employment agreements also contain customary confidentiality and non-solicitation provisions.

Upon a termination of employment by reason of death or disability, the executive or his estate will be entitled to accelerated vesting of all outstanding equity awards held by the executive as of the termination date, in addition to any accrued amounts. In addition, upon a change in control of our company (as defined in the Plan), Messrs. Schwimmer and Frankel will be entitled to accelerated vesting of all outstanding equity awards held by such executive as of the date of the change in control. In addition, under the employment agreements, to the extent that any change in control payment or benefit would be subject to an excise tax imposed in connection with Section 4999 of the Code, such payments and/or benefits may be subject to a “best pay cap” reduction to the extent necessary so that the executive receives the greater of the (i) net amount of the change in control payments and benefits reduced such that such payments and benefits will not be subject to the excise tax and (ii) net amount of the change in control payments and benefits without such reduction.

Director Compensation

We intend to approve and implement a compensation program for our non-employee directors that we expect will consist of annual retainer fees and long-term equity awards. The material terms of the program, as currently contemplated, are described below:

Cash Compensation

Under the program, each non-employee director, other than Mr. Ziman, will be entitled to receive an annual cash retainer of $25,000, and Mr. Ziman will be entitled to receive an annual cash retainer equal to $250,000 so long as he remains chairman of the board. In addition, each committee chairperson will receive a $10,000 annual cash retainer and, in the event we have a lead independent director, he or she will receive a $25,000 annual cash retainer. Annual retainers will be paid in cash quarterly in arrears.

Equity Compensation

Under the program, each non-employee director, other than Mr. Ziman, will receive an award of restricted stock in connection with the completion of this offering in a denominated dollar value equal to $40,000. These awards will vest in substantially equal one-third installments on each of the first, second and third anniversaries of the completion of this offering, subject to continued service on our board of directors through the applicable vesting date. We expect to grant Mr. Ziman a “founders” restricted stock award in connection with the completion of this offering that will vest as to 25% of the number of shares subject to the award on each of the first, second, third and fourth anniversaries of the date of grant, based on Mr. Ziman’s continued service with us through the applicable vesting date, and will accelerate and vest in full immediately prior to a change in control. We expect that Mr. Ziman’s restricted stock award will cover a number of shares representing a dollar-denominated value equal to $3,000,000, determined by reference to the per share initial public offering price of our common stock.

In addition, under the program, each non-employee director who is initially elected to serve on our board of directors following the completion of this offering, and each director who is serving on our board of directors as of the date of each annual meeting of stockholders, will be granted an award of restricted stock in a denominated dollar value equal to $40,000 (or, with respect to awards to initially elected or appointed non-employee directors, a pro-rated value to reflect any partial year service). These awards will vest on the earlier to occur of (i) the date of the annual meeting of stockholders immediately following the grant date and (ii) the first anniversary of the grant date, subject in each case to continued service on our board of directors.

2013 Incentive Award Plan

2013 Incentive Award Plan

We intend to adopt the Plan subject to approval by our stockholders, under which we may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the Plan, as it is currently contemplated, are summarized below. Our board of directors is still in the process of developing, approving and implementing the Plan and, accordingly, this summary is subject to change.

Eligibility and Administration. Our employees, consultants and directors, and employees, consultants and directors of our operating partnership, our services company and our respective subsidiaries will be eligible to receive awards under the Plan. We expect that, upon adoption, the Plan will be administered by our board of directors but that following our initial public offering the Plan will be administered by our board of directors with respect to awards to non-employee directors and by our compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under Section 162(m) of the Internal Revenue Code, or the Code, Section 16 of the Exchange Act, the MGCL and/or stock exchange rules, as applicable. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available. The aggregate number of shares of our common stock and/or LTIP units of partnership interest in our operating partnership, or LTIP units, that will be available for issuance under awards granted pursuant to the Plan is 2,272,689 shares/LTIP units. Shares and units granted under the Plan may be authorized but unissued shares/LTIP units, or, if authorized by the board of directors, shares purchased in the open market. If an award under the Plan is forfeited, expires or is settled for cash, any shares/LTIP units subject to such award may, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the Plan. However, the following shares/LTIP units may not be used again for grant under the Plan: (1) shares/LTIP units tendered or withheld to satisfy grant or exercise price or tax withholding obligations associated with an award; (2) shares subject to a stock appreciation right, or SAR, that are not issued in connection with the stock settlement of the SAR on its exercise; and (3) shares purchased on the open market with the cash proceeds from the exercise of options. The maximum number of shares that may be issued under the Plan upon the exercise of incentive stock options will be 2,272,689.

Awards granted under the Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the Plan. After the expiration of a transition period that may apply following the effective date of our initial public offering, the maximum number of shares of our common stock that may be subject to one or more awards granted to any one participant pursuant to the Plan during any calendar year will be 1,500,000 and the maximum amount that may be paid under a cash award pursuant to the Plan to any one participant during any calendar year period will be $2,000,000.

Awards. The Plan provides for the grant of stock options, including incentive stock options, or ISOs, and nonqualified stock options, or NSOs, restricted stock, dividend equivalents, stock payments, restricted stock units, or RSUs, performance shares, other incentive awards, LTIP units, SARs, and cash awards. Certain awards under the Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards and LTIP units generally will be settled in shares of our common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.

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Stock Options. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

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SARs. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

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Restricted Stock, RSUs and Performance Shares. Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Performance shares are contractual rights to receive a range of shares of our common stock in the future based on the attainment of specified performance goals, in addition to other conditions which may apply to these awards. Conditions applicable to restricted stock, RSUs and performance shares may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

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Stock Payments, Other Incentive Awards, LTIP Units and Cash Awards. Stock payments are awards of fully vested shares of our common stock that may, but need not, be made in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. Other incentive awards are awards other than those enumerated in this summary that are denominated in, linked to or derived from shares of our common stock or value metrics related to our shares, and may remain forfeitable unless and until specified conditions are met. LTIP units are awards of units of limited partnership interest in our operating partnership intended to constitute “profits interests” within the meaning of the relevant IRS guidance, which may be convertible into shares of our common stock. Cash awards are cash incentive bonuses subject to performance goals.

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Dividend Equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator. Dividend equivalents may not be paid on performance awards granted under the Plan unless and until such performance awards have vested.

Performance Awards. Performance awards include any of the foregoing awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals. The plan administrator will determine whether performance awards are intended to constitute “qualified performance-based compensation,” or QPBC, within the meaning of Section 162(m) of the Code, in which case the applicable performance criteria will be selected from the list below in accordance with the requirements of Section 162(m) of the Code.

Section 162(m) of the Code imposes a $1,000,000 cap on the compensation deduction that a public company may take in respect of compensation paid to its “covered employees” (which should include its chief executive officer and its next three most highly compensated employees other than its chief financial officer), but excludes from the calculation of amounts subject to this limitation any amounts that constitute QPBC. Under current tax law, we do not expect Section 162(m) of the Code to apply to certain awards under the Plan until the earliest to occur of (1) our annual stockholders’ meeting at which members of our board of directors are to be elected that occurs in 2017; (2) a material modification of the Plan; (3) an exhaustion of the share/unit supply under the Plan; or (4) the expiration of the Plan. However, QPBC performance criteria may be used with respect to performance awards that are not intended to constitute QPBC. In addition, our company may issue awards that are not intended to constitute QPBC even if such awards might be non-deductible as a result of Section 162(m) of the Code.

In order to constitute QPBC under Section 162(m) of the Code, in addition to certain other requirements, the relevant amounts must be payable only upon the attainment of pre-established, objective performance goals set by our compensation committee and linked to stockholder-approved performance criteria. For purposes of the Plan, one or more of the following performance criteria will be used in setting performance goals applicable to QPBC, and may be used in setting performance goals applicable to other performance awards: (1) net earnings (either before or after one or more of the following: (a) interest, (b) taxes, (c) depreciation, (d) amortization and (e) non-cash equity-based compensation expense); (2) gross or net sales or revenue; (3) net income (either before or after taxes); (4) adjusted net income; (5) operating earnings or profit; (6) cash flow (including, but not limited to, operating cash flow and free cash flow); (7) return on assets; (8) return on capital; (9) return on stockholders’ equity; (10) total stockholder return; (11) return on sales; (12) gross or net profit or operating margin; (13) costs; (14) funds from operations; (15) expenses; (16) working capital; (17) earnings per share; (18) adjusted earnings per share; (19) price per share of common stock; (20) leasing activity; (21) implementation or completion of critical projects; (22) market share; (23) economic value; (24) debt levels or reduction; (25) sales-related goals; (26) comparisons with other stock market indices; (27) operating efficiency; (28) financing and other capital raising transactions; (29) recruiting and maintaining personnel;

(30) year-end cash; (31) acquisition activity; (32) investment sourcing activity; (33) customer service; and (34) marketing initiatives, any of which may be measured either in absolute terms for us or any operating unit of our company or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices. The Plan also permits the plan administrator to provide for objectively determinable adjustments to the applicable performance criteria in setting performance goals for QPBC awards.

Certain Transactions. The plan administrator has broad discretion to take action under the Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock and/or LTIP units, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” our board of directors will make equitable adjustments to the Plan and outstanding awards. In the event of a change in control of our company (as defined in the Plan), to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then all such awards will become fully vested and exercisable in connection with the transaction. Upon or in anticipation of a change of control, the plan administrator may cause any outstanding awards to terminate at a specified time in the future and give the participant the right to exercise such awards during a period of time determined by the plan administrator in its sole discretion. Individual award agreements may provide for additional accelerated vesting and payment provisions.

Foreign Participants, Claw-Back Provisions, Transferability, and Participant Payments. The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share/unit limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of any claw-back policy implemented by our company to the extent set forth in such claw-back policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the Plan are generally non-transferable prior to vesting, and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the Plan, the plan administrator may, in its discretion, accept cash or check, shares of our common stock that meet specified conditions, a “market sell order” or such other consideration as it deems suitable.

Plan Amendment and Termination. Our board of directors may amend or terminate the Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares/units available under the Plan, “reprices” any stock option or SAR, or cancels any stock option or SAR in exchange for cash or another award when the option or SAR price per share exceeds the fair market value of the underlying shares. After the tenth anniversary of the date on which we adopt the Plan, no automatic annual increases to the Plan’s share limit will occur and no incentive stock options may be granted; however, the Plan does not have a specified expiration and will otherwise continue in effect until terminated by our company.

Additional REIT Restrictions. The Plan provides that no participant will be granted, become vested in the right to receive or acquire or be permitted to acquire, or will have any right to acquire, shares under an award if such acquisition would be prohibited by the restrictions on ownership and transfer of our stock contained in our charter or would impair our status as a REIT.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Formation Transactions

Each property that will be owned by us through our operating partnership upon the completion of our formation transactions and this offering is currently owned indirectly by the Rexford Funds through property owning subsidiaries. We refer to these property owning subsidiaries, and the Rexford Funds collectively as the “ownership entities.” The Rexford Funds have (1) entered into contribution agreements with our operating partnership, pursuant to which they will contribute their interests in their property owning subsidiaries to our operating partnership, (2) entered into merger agreements pursuant to which they will merge with and into our operating partnership or (3) in the case of Fund V REIT, entered into a merger agreement pursuant to which it will merge with and into us, in each case substantially concurrently with the completion of this offering. In addition, in connection with such transactions, the management companies will merge with and into us. The prior investors of the Rexford Funds and the management companies will receive cash, shares of our common stock and/or common units in respect of their interests. See “Structure and Formation of Our Company—Our Formation Transactions and Structure—Formation Transactions.”

The consideration to be paid in the formation transactions is based upon the terms of the applicable merger or contribution agreement. A relative equity valuation analysis was performed by an independent third-party valuation specialist to determine the relative percentages of pre-offering equity allocable to the respective Rexford Funds and the management companies based on the valuations of the properties owned by the Rexford Funds and the value of the management companies. The aggregate value of consideration to be paid to each prior investor will be determined based upon his, her or its allocated share of ownership in each ownership entity and the pricing of this offering. This calculation is subject to adjustment to account for the existence of certain unsecured indebtedness related to the applicable properties and for any changes in indebtedness related to the applicable properties. As part of the formation transactions, intercompany indebtedness obligations between or among ownership entities and the prior investors will be settled as an adjustment to the formation transaction consideration otherwise receivable by or payable to prior investors who were debtors or lenders or who held interests in ownership entities that were debtors or lenders, with respect to such debt obligations. The value of the consideration issuable to each prior investor will be equal to (1) the number of shares of common stock and common units to be received by such prior investor in the formation transactions, multiplied by (2) the initial public offering price of our common stock.

In the event that the formation transactions are completed, we and our operating partnership will be solely responsible for all transaction costs incurred by the Rexford Funds and the management companies in connection with the formation transactions and this offering.

In connection with the formation transactions, Messrs. Ziman, Schwimmer and Frankel have entered into a representation, warranty and indemnity agreement with us, pursuant to which they made certain representations and warranties to us regarding the entities and assets being acquired in the formation transactions and agreed to indemnify us and our operating partnership for breaches of such representations and warranties for one year after the completion of this offering, the formation transactions and the concurrent private placement. For purposes of satisfying any indemnification claims, Messrs. Ziman, Schwimmer and Frankel will deposit into escrow shares of our common stock and common units with an aggregate value equal to ten percent of the consideration payable to Messrs. Ziman, Schwimmer and Frankel in the formation transactions. Messrs. Ziman, Schwimmer and Frankel have no obligation to increase the amount of common stock and/or common units in the escrow in the event the trading price of our common stock declines below the initial public offering price. Any and all amounts remaining in the escrow one year from the completion of the formation transactions will be distributed to Messrs. Ziman, Schwimmer and Frankel to the extent that indemnity claims have not been made against such amounts. This indemnification is subject to a one-time aggregate deductible equal to one percent of the consideration payable to Messrs. Ziman, Schwimmer and Frankel in the formation transactions and a cap equal to the value of the consideration deposited in the escrow. Other than Messrs. Ziman, Schwimmer and Frankel, none of the prior investors or the entities that we are acquiring in the formation transactions will provide us with any indemnification.

The following table sets forth the consideration to be received by our directors, officers and affiliates in connection with the formation transactions, assuming a $14.00 price per share of our common stock equal to the mid-point of the price range set forth on the cover of this prospectus. For a discussion of amounts based on other prices within the range, see “Pricing Sensitivity Analysis.”

Prior Investors	Relationship with Us	Number of Shares Received in Formation Transactions	Number of Units Received in Formation Transactions	Total Value of Formation Transactions Consideration
Richard Ziman	Chairman	51,650	643,446	$9,731,344
Howard Schwimmer	Co-CEO, Director	10,530	852,890	$12,087,880
Michael S. Frankel	Co-CEO, Director	2,104	670,923	$9,422,378

We have not obtained independent third-party appraisals of the properties in our initial portfolio. Accordingly, there can be no assurance that the fair market value of the cash and equity securities that we pay or issue to the prior investors will not exceed the fair market value of the properties and other assets acquired by us in the formation transactions. See “Risk Factors—Risks Related to this Offering—Differences between the book value of the assets to be acquired in the formation transactions and the price paid for our common stock will result in an immediate and material dilution of the book value of our common stock.”

Excluded Assets

To the extent that an ownership entity has an excess of net working capital over “target net working capital” (as set forth below) as determined by us within 45 days prior to the date of the preliminary prospectus in connection with this offering, the amount of such excess shall be due to the prior owners of such ownership entity immediately prior to the completion of the offering. To the extent not distributed or paid by such ownership entity prior to the completion of this offering, our operating partnership shall pay such amounts on behalf of each such ownership entity promptly after the completion of this offering. For purposes of this calculation, the target net working capital of each ownership entity will be zero. Messrs. Ziman, Schwimmer and Frankel will receive their pro-rata shares of any such amounts.

Concurrent Private Placement

In connection with the formation transactions, we made available to accredited investors in the Rexford Funds and the Rexford management team the opportunity to acquire for cash additional shares of our common stock at the public offering price per share in this offering concurrently with the completion of the formation transactions and this offering. We refer to the shares issued pursuant to this opportunity as the concurrent private placement. No fees, discounts or selling commissions will be paid to the underwriters in connection with any sale of our common stock through the concurrent private placement. Rexford Fund investors and the Rexford management team have irrevocably committed to invest approximately $47 million in the concurrent private placement at a price per share equal to the public offering price in this offering. The shares that will be issued in the concurrent private placement will be in addition to the shares sold in this offering. See “Structure and Formation of Our Company—Our Formation Transactions and Structure—Concurrent Private Placement.”

The following table sets forth the amounts that our directors, officers and affiliates have elected to purchase in the concurrent private placement, assuming a $14.00 price per share of our common stock. For a discussion of amounts based on other prices within the range, see “Pricing Sensitivity Analysis.”

Prior Investors	Relationship with Us	Number of Shares	Total Cash Consideration
Richard Ziman	Chairman	40,690	$569,660
Howard Schwimmer	Co-CEO, Director	24,209	$338,926
Michael S. Frankel	Co-CEO, Director	14,754	$206,556

Upon completion of this offering, our directors and executive officers will own 3.9% of our outstanding common stock, or 10.8% on a fully diluted basis (3.5% of our outstanding common stock, or 10.0% on a fully diluted basis, if the underwriters’ over-allotment option is exercised in full) based upon the mid-point of the price range shown on the cover of this prospectus. For a discussion of amounts based on other prices within the range, see “Pricing Sensitivity Analysis.”

Partnership Agreement

In connection with the completion of this offering, we will enter into an amended and restated partnership agreement with the various persons receiving common units in the formation transactions, including certain executive officers of our company. As a result, these persons will become limited partners of our operating partnership. See “Description of the Partnership Agreement of Rexford Industrial Realty, L.P.” Upon completion of this offering, our directors and executive officers will own 58.3% of the outstanding common units held by limited partners and 3.9% of our outstanding common stock (3.5% if the underwriters’ over-allotment option is exercised in full).

Pursuant to the partnership agreement, limited partners of our operating partnership and some assignees of limited partners will have the right, beginning 14 months after the later of the completion of this offering or the date on which a person first became a holder of common units, to require our operating partnership to redeem part or all of their common units for cash equal to the then-current market value of an equal number of shares of our common stock (determined in accordance with and subject to adjustment under the partnership agreement), or, at our election, to exchange their common units for shares of our common stock on a one-for-one basis, subject to certain adjustments and the restrictions on ownership and transfer of our stock set forth in our charter and described under the section entitled “Description of Stock—Restrictions on Ownership and Transfer.”

Registration Rights

In connection with the completion of this offering, we will enter into a registration rights agreement with the various persons receiving shares of our common stock and/or common units in the formation transactions and concurrent private placement, including certain of our executive officers. Under the registration rights agreement, subject to certain limitations, commencing not later than 14 months after the date of the completion of this offering, we will file one or more registration statements covering the resale of the shares of our common stock issued in the formation transactions, the concurrent private placement and the resale of the shares of our common stock issued or issuable, at our option, in exchange for common units issued in the formation transactions. We may, at our option, satisfy our obligation to prepare and file a resale registration statement by filing a registration statement registering the issuance by us of shares of our common stock registered under the Securities Act in lieu of our operating partnership’s obligation to pay cash for such units. We will agree to pay all of the expenses relating to the securities registrations described above. See “Shares Eligible for Future Sale—Registration Rights.”

Tax Matters Agreement

In connection with our formation transactions, this offering and the concurrent private placement, we will enter into a Tax Matters Agreement with certain limited partners of our Operating Partnership, including Messrs. Ziman, Schwimmer and Frankel (collectively, the “Tax Matters Representatives”). Under this agreement, our operating partnership will indemnify such limited partners for their tax liabilities (plus an additional amount equal to the taxes incurred as a result of such indemnity payment) attributable to their share of the built-in gain, as of the completion of the formation transactions, with respect to their interest in certain properties in our initial portfolio if the operating partnership, without the consent of at least two of the Tax Matters Representatives, disposes of any interest with respect to such properties in a taxable transaction during the shorter of the seven-year period after the completion of our formation transactions and the date on which more than 50% of the common units originally received by any such limited partner in our formation transactions have been sold, exchanged or otherwise disposed of by the limited partner, subject to certain exceptions and limitations. It is anticipated that the total amount of protected built-in gain on the protected properties will be approximately $38.9 million, of which $4.0 million, $8.8 million, and $4.7 million is attributable to Messrs. Ziman, Schwimmer and Frankel, respectively. In addition, if during the period ending on the twelfth anniversary of the completion of the formation transactions we fail to offer certain limited partners an opportunity to guarantee, in the aggregate, up to approximately $19 million of our outstanding indebtedness, or if we fail to make commercially reasonable efforts to provide such partners who continue to own at least 50% of the common units originally received by such partners in the formation transactions with an opportunity to guarantee debt after this period, our operating partnership will be required to indemnify such limited partners against their resulting tax liabilities (plus an additional amount equal to the taxes they incur as a result of such indemnity payment). Messrs. Ziman, Schwimmer and Frankel will have the opportunity to guarantee up to approximately $2.4 million, $6.5 million and $3.5 million respectively, of our outstanding indebtedness pursuant to the Tax Matters Agreement. Among other things, this opportunity to guarantee debt is intended to allow the participating limited partners to defer the recognition of gain in connection with our formation transactions. The sole and exclusive rights and remedies of any limited partner under the Tax Matters Agreement shall be a claim against our operating partnership for such limited partner’s tax liabilities as calculated in the Tax Matters Agreement, and no limited partner shall be entitled to pursue a claim for specific performance or bring a claim against any person that acquires a property from our operating partnership in violation of the Tax Matters Agreement.

Employment Agreements

We intend to enter into employment agreements with certain of our executive officers that would take effect upon completion of this offering, which will provide for salary, bonus and other benefits, including severance upon a termination of employment under certain circumstances. The material terms of the agreements are described under “Executive Compensation—Executive Compensation Arrangements.”

2013 Incentive Award Plan

In connection with the formation transactions, we expect to adopt a cash and equity-based incentive award plan for our directors, officers, employees and consultants. We expect that an aggregate of 2,272,689 shares of our common stock and LTIP units will be available for issuance under awards granted pursuant to the Plan. We expect that the aggregated denominated dollar value of all restricted stock awards granted under the Plan to executive officers, other employees and non-employee directors in connection with this offering will be approximately $12.9 million. See “Executive Compensation.”

Indemnification of Officers and Directors

Effective upon completion of this offering, our charter and bylaws will provide for certain indemnification rights for our directors and officers and we will enter into an indemnification agreement with each of our executive officers and directors, providing for procedures for indemnification and advancements by us of certain expenses and costs relating to claims, suits or proceedings arising from their service to us or, at our request, service to other entities, as officers, directors, partners, trustees, managers or members to the maximum extent permitted by Maryland law. See “Management—Limitation of Liability and Indemnification.”

Property Management Agreements

Prior to the formation transactions, the services company and RI, LLC provided management services to the Rexford Funds. As part of the formation transactions, the services company and RI, LLC will become wholly owned subsidiaries of our operating partnership. Mr. Schwimmer owns interests in 19 properties representing approximately 1.0 million square feet that are not part of the Rexford Funds portfolio. Mr. Schwimmer’s investments in these properties are more than a decade old and pre-date the formation of the Rexford Funds.

Mr. Schwimmer is the general partner, or co-general partner, of each of the entities that owns these properties. These properties are currently managed by RI, LLC, and will be managed by our services company after completion of this offering. In 2013, these property management agreements are expected to generate revenues of approximately $117,000 for the services company. In addition, three of these properties are held as tenancies-in-common with other parties, and are subject to tenancy-in-common agreements, which appoint RI, LLC as manager of the properties, in charge of providing day-to-day business operations and leasing services, in return for a property management fee. Following the completion of this offering, the services company and RI, LLC will continue to provide management services to these properties. Conflicts of interest may exist or could arise in the future as a result of considering whether to extend, terminate or re-negotiate these property management agreements.

Notes Payable

Fund V is party to a promissory note issued to Sponsor. The proceeds from the promissory note were used to pay unpaid management fees. As of June 30, 2013, the outstanding balance on the promissory note was approximately $0.9 million. The outstanding balance on the promissory note will continue to increase on a daily basis until it is repaid due to the accrual of management fees on a per diem basis. The promissory note will be repaid at the completion of this offering using a portion of the proceeds from the working capital distribution. For more information, see “Use of Proceeds.”

Review and Approval of Future Transactions with Related Persons

Upon completion of this offering, we will adopt a written policy for the review and approval of related person transactions requiring disclosure under Rule 404(a) of Regulation S-K. We expect this policy to provide that the nominating and corporate governance committee will be responsible for reviewing and approving or disapproving all interested transactions, meaning any transaction, arrangement or relationship in which (a) the amount involved may be expected to exceed $120,000 in any fiscal year, (b) our company will be a participant, and (c) a related person has a direct or indirect material interest. A related person will be defined as an executive officer, director or nominee for election as director, or a greater than 5% beneficial owner of our common stock, or an immediate family member of the foregoing. The policy may deem certain interested transactions to be preapproved.

STRUCTURE AND FORMATION OF OUR COMPANY

Our Formation Transactions and Structure

Our Operating Partnership

Following the completion of this offering, the formation transactions and the concurrent private placement, substantially all of our assets will be held by, and our operations will be conducted through, our operating partnership. We will contribute the net proceeds from this offering and the concurrent private placement to our operating partnership in exchange for common units therein. Our interest in our operating partnership will generally entitle us to share in cash distributions from, and in the profits and losses of, our operating partnership in proportion to our percentage ownership. As the sole general partner of our operating partnership, we will generally have the exclusive power under the partnership agreement to manage and conduct its business and affairs, subject to certain limited approval and voting rights of the limited partners, which are described more fully below in “Description of the Partnership Agreement of Rexford Industrial Realty, L.P.” Our board of directors will manage our business and affairs.

Beginning on or after the date which is 14 months after the later of the completion of this offering or the date on which a person first became a holder of common units, each limited partner of our operating partnership will have the right to require our operating partnership to redeem part or all of its common units for cash, based upon the value of an equivalent number of shares of our common stock at the time of the redemption, or, at our election, shares of our common stock on a one-for-one basis, subject to certain adjustments and the restrictions on ownership and transfer of our stock set forth in our charter and described under the section entitled “Description of Stock—Restrictions on Ownership and Transfer.” With each redemption of common units, our percentage ownership interest in our operating partnership and our share of our operating partnership’s cash distributions and profits and losses will increase. See “Description of the Partnership Agreement of Rexford Industrial Realty, L.P.”

Our Services Company

As part of our formation transactions, we will acquire Rexford Industrial Realty and Management, Inc., which we refer to as the services company, and, as a result, the services company will be wholly owned, indirectly, by our operating partnership. We will elect with our services company to treat it as a taxable REIT subsidiary for federal income tax purposes. A taxable REIT subsidiary generally may provide non-customary and other services to our tenants and engage in activities that we may not engage in directly without adversely affecting our qualification as a REIT, provided a taxable REIT subsidiary may not operate or manage a lodging facility or health care facility or provide rights to any brand name under which any lodging facility or health care facility is operated. See “U.S. Federal Income Tax Considerations—Taxation of Our Company—Ownership of Interests in Taxable REIT Subsidiaries.” We may form additional taxable REIT subsidiaries in the future, and our operating partnership may contribute some or all of its interests in certain wholly owned subsidiaries or their assets to our services company. Any income earned by our taxable REIT subsidiaries will not be included in our taxable income for purposes of the 75% or 95% gross income tests, except to the extent such income is distributed to us as a dividend, in which case such dividend income will qualify under the 95%, but not the 75%, gross income test. See “U.S. Federal Income Tax Considerations—Taxation of Our Company—Income Tests.” Because a taxable REIT subsidiary is subject to federal income tax, and state and local income tax (where applicable) as a corporation, the income earned by our taxable REIT subsidiaries generally will be subject to an additional level of tax as compared to the income earned by our other subsidiaries.

Formation Transactions

Each property that will be owned by us through our operating partnership upon the completion of our formation transactions, the concurrent private placement and this offering is currently owned indirectly by the

Rexford Funds through property owning subsidiaries. We refer to these property owning subsidiaries and the Rexford Funds collectively as the “ownership entities.” The Rexford Funds have (1) entered into contribution agreements with our operating partnership, pursuant to which they will contribute their interests in their property owning subsidiaries to our operating partnership, (2) entered into merger agreements pursuant to which they will merge with and into our operating partnership, or (3) in the case of Fund V REIT, entered into a merger agreement pursuant to which it will merge with and into us, in each case substantially concurrently with the completion of this offering. In addition, each management company will merge with and into a subsidiary of our operating partnership, with such management company as the surviving entity.

Investors in the Rexford Funds and the management companies will receive cash, shares of our common stock and/or common units in exchange for their interests in the Rexford Funds and the management companies. See “Certain Relationships and Related Transactions.” These formation transactions are designed to:

•	consolidate the ownership of our initial portfolio under our company and our operating partnership;

•	cause us to succeed to the property management businesses of the management companies;

•	facilitate this offering;

•	enable us to raise capital to repay existing indebtedness related to certain properties in our initial portfolio;

•	enable us to qualify as a REIT for federal income tax purposes commencing with the taxable year ending December 31, 2013;

•	defer the recognition of taxable gain by certain prior investors; and

•	enable prior investors to obtain liquidity for their investments.

Pursuant to the formation transactions, the concurrent private placement and this offering, the following have occurred or will occur substantially concurrently with the completion of this offering.

•	We were formed as a Maryland corporation on January 18, 2013.

•	Rexford Industrial Realty, L.P., our operating partnership, was formed as a Maryland limited partnership on January 18, 2013.

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We will sell 16,000,000 shares of our common stock in this offering and an additional 2,400,000 shares if the underwriters exercise their over-allotment option in full, and we will sell an additional 3,358,311 shares pursuant to the concurrent private placement; we will contribute the net proceeds from this offering and the concurrent private placement to our operating partnership in exchange for 19,358,311 common units.

•	We will succeed the property management business currently housed in the management companies as a result of the mergers between subsidiaries of our operating partnership and the management companies.

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We and our operating partnership will consolidate the ownership of our initial portfolio of properties by acquiring the entities that directly or indirectly own such properties or by acquiring interests in such entities through a series of merger transactions and contributions pursuant to merger agreements and contribution agreements. The value of the consideration to be paid to each of the owners of such entities in the formation transactions will be determined according to the terms of such merger agreements and contribution agreements.

•

Prior investors in the Rexford Funds and the management companies will receive as consideration for such mergers and contributions an aggregate of 4,957,099 shares of our common stock, 3,714,419 common units (based on the mid-point of the price range set forth on the cover page of this prospectus), and, in the case of non-accredited investors in such entities, $663,748 in cash in accordance with the terms of the relevant merger and/or contribution agreements. The aggregate value of common stock and common units to be paid to prior investors in the Rexford Funds and the management companies is $14.00 (based on the mid-point of the price range set forth on the cover page of this prospectus).

•

Messrs. Ziman, Schwimmer and Frankel have entered into a representation, warranty and indemnity agreement with us, pursuant to which they made certain representations and warranties to us regarding the entities and assets being acquired in the formation transactions and agreed to indemnify us and our operating partnership for breaches of such representations and warranties for one year after the completion of this offering. For purposes of satisfying any indemnification claims, Messrs. Ziman, Schwimmer and Frankel will deposit into escrow shares of our common stock and common units with an aggregate value equal to ten percent of the consideration payable to Messrs. Ziman, Schwimmer and Frankel in the formation transactions. Messrs. Ziman, Schwimmer and Frankel have no obligation to increase the amount of common stock and common units in the escrow in the event the trading price of our common stock declines below the initial public offering price. Any and all amounts remaining in the escrow one year after the completion of the formation transactions will be distributed to Messrs. Ziman, Schwimmer and Frankel to the extent that indemnity claims have not been made against such amounts. This indemnification is subject to a one-time aggregate deductible equal to one percent of the consideration payable to Messrs. Ziman, Schwimmer and Frankel in the formation transactions and a cap equal to the value of the consideration deposited in the escrow. Other than Messrs. Ziman, Schwimmer and Frankel, none of the prior investors or the entities that we are acquiring in the formation transactions will provide us with any indemnification.

•	The current management team of the Rexford Funds will become our senior management team, and the current real estate professionals employed by the management companies will become our employees.

•

Our operating partnership intends to use a portion of the net proceeds of this offering, the concurrent private placement and our new term loan that we expect to have in place at the completion of this offering to repay approximately $301.6 million of outstanding indebtedness, and we expect to pay approximately $2.8 million in related prepayment costs, exit fees and assumption fees. As a result of the foregoing uses of proceeds, we expect to have approximately $129.3 million of total consolidated debt outstanding upon completion of our formation transactions, the concurrent private placement and this offering. Additionally, we expect to have approximately $6.2 million of secured indebtedness allocable to our 15% joint venture interest in the three properties owned indirectly by the JV.

•

In connection with the foregoing transactions, we expect to adopt a cash and equity-based incentive award plan and other incentive plans for our directors, officers, employees and consultants. We expect that an aggregate of 2,272,689 shares of our common stock and LTIP units will be available for issuance under awards granted pursuant to the Plan. See “Executive Compensation—2013 Incentive Award Plan.”

•

In connection with the foregoing transactions, we will enter into employment agreements with certain of our executive officers that will become effective as of the completion of this offering, which will provide for salary, bonus and other benefits, including severance upon a termination of employment under certain circumstances. The material terms of these agreements are described under “Executive Compensation—Executive Compensation Arrangements.”

Concurrent Private Placement

In connection with the formation transactions, we made available to accredited investors in the Rexford Funds and the Rexford management team the opportunity to acquire for cash additional shares of our common stock at the public offering price per share in this offering concurrently with the completion of the formation transactions and this offering. We refer to the shares issued pursuant to this opportunity as the concurrent private placement. No fees, discounts or selling commissions will be paid to the underwriters in connection with any sale of our common stock through the concurrent private placement. Rexford Fund investors and the Rexford management team have irrevocably committed to invest approximately $47 million in the concurrent private placement, at a price per share equal to the public offering price in this offering. The shares that will be issued in the concurrent private placement will be in addition to the shares sold in this offering.

Consequences of our Formation Transactions, Concurrent Private Placement and this Offering

The completion of our formation transactions, concurrent private placement and this offering, and the application of the net proceeds thereof in accordance with the description under “Use of Proceeds,” will have the following consequences:

•

Through our interest in our operating partnership and its wholly owned subsidiaries, we will indirectly own a 100% fee simple interest in 58 of the properties in our initial portfolio and will own a 15% joint venture interest in the JV that indirectly owns the remaining three properties.

•	We will indirectly own our services company through our operating partnership, which will indirectly own 100% of the common stock of the services company.

•

Purchasers of shares of our common stock in this offering will own 63.4% of our outstanding common stock, or 55.3% on a fully diluted basis (66.6% of our outstanding common stock, or 58.7% on a fully diluted basis, if the underwriters’ over-allotment option is exercised in full).

•

The prior investors in the Rexford Funds and the management companies will own 36.6% of our outstanding common stock, or 44.7% on a fully diluted basis (33.4% of our outstanding common stock, or 41.3% on a fully diluted basis, if the underwriters’ over-allotment option is exercised in full).

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We will be the sole general partner of our operating partnership. We will own 86.8% of the outstanding common units of partnership interest in our operating partnership, and the prior investors in the Rexford Funds and the management companies (including certain members of our board of directors and senior management team) will own 13.2% of the outstanding common units. If the underwriters’ over-allotment option is exercised in full, we will own 87.8% of the outstanding common units and the prior investors in the Rexford Funds and the management companies will own 12.2% of the outstanding common units.

•

We expect to have total consolidated indebtedness of approximately $129.3 million, including approximately $21.2 million outstanding under our proposed revolving credit facility,(1) $60.0 million of secured indebtedness under our new term loan and approximately $48.1 million of secured indebtedness that we expect to assume as part of the formation transactions.

(1)	Assumes borrowings of approximately $7.0 million we expect to borrow under our proposed revolving credit facility at the completion of this offering and an additional $14.2 million, which we expect to borrow under our proposed revolving credit facility to acquire 8101-8117 Orion Avenue and 18310-18330 Oxnard Street shortly following the completion of this offering.

Corporate Structure

The chart below reflects our organization immediately following completion of our formation transactions, the concurrent private placement and this offering.

(1)	On a fully diluted basis, our public stockholders will own 55.3% of our outstanding common stock, our directors and executive officers and their affiliates will own 10.8% of our outstanding common stock and the other prior investors in the Rexford Funds and the management companies as a group will own 33.9% of our outstanding common stock.
(2)	If the underwriters exercise their over-allotment option in full, on a fully diluted basis, our public stockholders will own 58.7% of our outstanding common stock, our directors and executive officers and their affiliates will own 10.0% of our outstanding common stock and the other prior investors in the entities that own properties in our initial portfolio as a group will own 31.3% of our outstanding common stock.
(3)	If the underwriters exercise their over-allotment option in full, our public stockholders, our directors and executive officers and their affiliates and the other prior investors in the entities that own the properties in our initial portfolio will own 66.6%, 3.5% and 29.9%, respectively, of our outstanding common stock, and we, our directors and executive officers and their affiliates and other prior investors in the entities that own the properties in our initial portfolio will own 87.8%, 7.1% , and 5.1%, respectively, of the outstanding common units.

Benefits of the Formation Transactions to Related Parties

In connection with our formation transactions, the concurrent private placement and this offering, certain of our directors and executive officers will receive material benefits described in “Certain Relationships and Related Transactions,” including the following. All amounts are based on the mid-point of the price range set forth on the cover page of this prospectus. For a discussion of amounts based on other prices within the range, see “Pricing Sensitivity Analysis.”

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Mr. Ziman, our Chairman, and his affiliates will receive 265,936 shares of our common stock and 643,446 common units in connection with the formation transactions and will purchase 40,690 shares of our common stock in the concurrent private placement, which together have an aggregate value of approximately $13.3 million. As a result, Mr. Ziman and his affiliates will own approximately 3.3% of our outstanding common stock on a fully diluted basis (or 3.0% if the underwriters’ over-allotment option is exercised in full).

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Mr. Schwimmer, our Co-Chief Executive Officer and director, and his affiliates will receive 296,244 shares of our common stock and 852,890 common units in connection with the formation transactions and will purchase 24,209 shares of our common stock in the concurrent private placement, which together have an aggregate value of approximately $16.4 million. As a result, Mr. Schwimmer and his affiliates will own approximately 4.1% of our outstanding common stock on a fully diluted basis (or 3.7% if the underwriters’ over-allotment option is exercised in full).

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Mr. Frankel, our Co-Chief Executive Officer and director, and his affiliates will receive 287,818 shares of our common stock and 670,923 common units in connection with the formation transactions and will purchase 14,754 shares of our common stock in the concurrent private placement, which together have an aggregate value of approximately $13.6 million. As a result, Mr. Frankel and his affiliates will own approximately 3.4% of our outstanding common stock on a fully diluted basis (or 3.1% if the underwriters’ over-allotment option is exercised in full).

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To the extent that an ownership entity or any of the management companies has excess net working capital as determined by us within 45 days prior to the date of the preliminary prospectus in connection with this offering, the amount of such excess shall be due to the prior owners of such ownership entity or management company, as applicable, immediately prior to the completion of the offering, including our directors and executive officers who are prior investors. To the extent not distributed or paid by such ownership entity or management company prior to the completion of this offering, our operating partnership shall pay such amounts on behalf of each such ownership entity or management company, as applicable, promptly after the completion of this offering. The Rexford Funds and the management companies, in the aggregate, are expected to contribute approximately $2.0 million of cash to us and our operating partnership in connection with the formation transactions.

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We will enter into a Tax Matters Agreement with certain limited partners of our operating partnership, pursuant to which we agree to indemnify such limited partners against adverse tax consequences in connection with: (1) our sale of specified properties in a taxable transaction prior to the seventh anniversary of the completion of the formation transactions; and (2) our failure to provide certain limited partners the opportunity to guarantee certain debt of our operating partnership during the period ending on the twelfth anniversary of the completion of the formation transactions, or following such period, our failure to use commercially reasonable efforts to provide such opportunities; provided that, subject to certain exceptions and limitations, such indemnification rights will terminate for any such protected partner that sells, exchanges or otherwise disposes of more than 50% of his or her common units during such period. It is anticipated that the total amount of protected built-in gain on the protected properties will be approximately $38.9 million, of which $4.0 million, $8.8 million, and $4.7 million is attributable to Messrs. Ziman, Schwimmer and Frankel, respectively. In addition, our operating partnership will be required to offer certain limited partners the opportunity to guarantee, in the aggregate, up to approximately $19 million of our debt, of which Messrs. Ziman, Schwimmer and Frankel will have the opportunity to guarantee up to approximately $2.4 million, $6.5 million and $3.5 million, respectively, of our outstanding indebtedness respectively pursuant to the Tax Matters Agreement.

•

In connection with the completion of this offering, we will enter into a registration rights agreement with the various persons receiving shares of our common stock and/or common units in the formation transactions and the concurrent private placement, including certain of our directors and executive officers and their affiliates. Under the registration rights agreement, subject to certain limitations, commencing not later than 14 months after the date of this offering, we will file one or more registration statements covering the resale of the shares of our common stock issued in the formation transactions and the concurrent private placement and the resale of the shares of our common stock issued or issuable, at our option, in exchange for common units issued in the formation transactions. We may, at our option, satisfy our obligation to prepare and file a resale registration statement by filing a registration statement registering the issuance by us of shares of our common stock under the Securities Act in lieu of our operating partnership’s obligation to pay cash for such units. We will agree to pay all of the expenses relating to the securities registrations described above. See “Certain Relationships and Related Transactions—Registration Rights” and “Shares Eligible for Future Sale—Registration Rights.”

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We intend to enter into employment agreements with certain of our executive officers that would become effective as of the completion of this offering, which would be expected to provide for salary, bonus and other benefits, including severance upon a termination of employment under certain circumstances. The terms of these employment agreements have not yet been finalized and therefore remain subject to change, however the material terms of the agreements, as currently contemplated, are described under “Executive Compensation—Executive Compensation Arrangements.”

•

We intend to enter into indemnification agreements with directors and executive officers at the completion of this offering, providing for procedures for indemnification by us to the fullest extent permitted by law and advancements by us of certain expenses and costs relating to claims, suits or proceedings arising from their service to us or, at our request, service to other entities, as officers or directors.

•	We intend to adopt the Plan, under which we may grant cash or equity incentive awards to our directors, officers, employees and consultants. See “Executive Compensation—2013 Incentive Award Plan.”

Determination of Offering Price

Prior to this offering, there has been no public market for our common stock. The initial public offering price was negotiated between the underwriters and us. In determining the initial public offering price of our common stock, the underwriters considered, among other factors, the history and prospects for the industry in which we compete, our financial information, the ability of our management and our business potential and earning prospects, the prevailing securities markets at the time of this offering, and the recent market prices of, and the demand for, publicly-traded shares of companies the underwriters deemed generally comparable. The initial public offering price does not necessarily bear any relationship to the book value of our assets or the assets to be acquired in our formation transactions, our financial condition or any other established criteria of value and may not be indicative of the market price for our common stock after this offering. We have not obtained any third-party appraisals of the properties and other assets to be acquired by us in our formation transactions for purposes of determining how much we should pay for such properties and assets. The consideration to be given by us for our properties and other assets in our formation transactions may exceed their fair market value. See “Risk Factors—Risks Related to this Offering—Differences between the book value of the assets to be acquired in the formation transactions and the price paid for our common stock will result in an immediate and material dilution of the book value of our common stock.”

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of our investment policies and our policies with respect to certain other activities, including financing matters and conflicts of interest. These policies may be amended or revised from time to time at the discretion of our board of directors, without a vote of our stockholders. Any change to any of these policies by our board of directors, however, would be made only after a thorough review and analysis of that change, in light of then-existing business and other circumstances, and then only if, in the exercise of its business judgment, our board of directors believes that it is advisable to do so in our and our stockholders’ best interests. We cannot assure you that our investment objectives will be attained.

Investments in Real Estate or Interests in Real Estate

We plan to invest principally in industrial properties in Southern California. Upon completion of this offering, our portfolio will consist of 61 industrial properties with approximately 6.7 million rentable square feet. In addition, our executive officers will seek to identify and negotiate future acquisition opportunities. For information concerning the investing experience of these individuals, please see the section entitled “Management.”

We intend to conduct substantially all of our investment activities through our operating partnership and its subsidiaries. Our goal is to generate attractive risk-adjusted returns for our stockholders by providing superior access to industrial property investments in Southern California infill markets.

We do not have a specific policy to acquire assets primarily for capital gain or primarily for income. From time to time, we may make investments that support our objectives but do not provide current cash flow. We believe investments that do not generate current cash flow may be, in certain instances, consistent with our objective to achieve sustainable long-term growth in earnings and FFO.

There are no limitations on the amount or percentage of our total assets that may be invested in any one property. Additionally, no limits have been set on the concentration of investments in any one location or facility type.

Additional criteria with respect to our properties are described in “Business.”

Investments in Mortgages, Structured Financings and Other Lending Policies

While our initial portfolio consists primarily of, and our business objectives emphasize, equity investments in industrial real estate, we may, at the discretion of our board of directors, invest in mortgages and other types of real estate interests consistent with our qualifications as a REIT. Except for one mortgage, as described in more detail below, we do not presently invest, or intend to invest in mortgages or deeds of trust, but may acquire such interests as a strategy for acquiring ownership of a property or the economic equivalent thereof and/or invest in participating or convertible mortgages if we conclude that we may benefit from the gross revenues or any appreciation in value of the property. These mortgages may or may not be guaranteed or insured as to principal or interest by any government agency or otherwise. Investments in real estate mortgages run the risk that one or more borrowers may default under the mortgages and that the collateral securing those mortgages may not be sufficient to enable us to recoup our full investment.

We currently own one non-recourse mortgage loan with an estimated outstanding balance of approximately $14.3 million as of March 31, 2013, secured by a first mortgage on a property located in San Juan Capistrano, California, and scheduled to mature on May 1, 2017. We currently receive fixed monthly payments of principal and interest in the amount of approximately $93,000 pursuant to the loan agreement, and the loan is currently prepayable by the borrower without penalty, upon 30 days prior written notice to us. In the event of a default by the borrower, we have the standard rights and remedies available to a lender, including acceleration and foreclosure.

Investments in Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

Generally speaking, we do not expect to engage in any significant investment activities with other entities, although we may consider joint venture investments with other investors. We may also invest in the securities of other issuers in connection with acquisitions of indirect interests in properties (normally general or limited partnership interests in special purpose partnerships owning properties). We may in the future acquire some, all or substantially all of the securities or assets of other REITs or similar entities where that investment would be consistent with our investment policies and the REIT qualification requirements. There are no limitations on the amount or percentage of our total assets that may be invested in any one issuer, other than those imposed by the gross income and asset tests that we must satisfy to qualify as a REIT. However, we do not anticipate investing in other issuers of securities for the purpose of exercising control or acquiring any investments primarily for sale in the ordinary course of business or holding any investments with a view to making short-term profits from their sale. In any event, we do not intend that our investments in securities will require us to register as an “investment company” under the Investment Company Act of 1940, as amended, or the “1940 Act,” and we intend to divest securities before any registration would be required.

We do not intend to engage in trading, underwriting, agency distribution or sales of securities of other issuers.

Disposition Policy

We may from time to time dispose of certain properties, based upon management’s periodic review of our portfolio, if our board of directors determines that such action would be in our best interests. The tax consequences to our directors and executive officers who hold units resulting from a proposed disposition of a property may influence their decision as to the desirability of such proposed disposition. See “Risk Factors—Risks Related to Our Organizational Structure and Our Formation Transactions—Conflicts of interest may exist or could arise in the future between the interests of our stockholders and the interests of holders of common units, which may impede business decisions that could benefit our stockholders.”

Financing and Leverage Policies

Upon completion of this offering, we will use significant amounts of cash to repay mortgage indebtedness on certain of the properties in our initial portfolio. Other uses of proceeds from this offering are described in greater detail under “Use of Proceeds” elsewhere in this prospectus. In the future, however, we anticipate using a number of different sources to finance our acquisitions and operations, including cash flows from operations, asset sales, seller financing, issuance of debt securities, private financings (such as additional bank credit facilities, which may or may not be secured by our assets), property-level mortgage debt, common or preferred equity issuances or any combination of these sources, to the extent available to us, or other sources that may become available from time to time. Any debt that we incur may be recourse or non-recourse and may be secured or unsecured. We also may take advantage of joint venture or other partnering opportunities as such opportunities arise in order to acquire properties that would otherwise be unavailable to us. We may use the proceeds of our borrowings to acquire assets, to refinance existing debt or for general corporate purposes.

Although we are not required to maintain any particular leverage ratio, we intend, when appropriate, to employ prudent amounts of leverage and to use debt as a means of providing additional funds for the acquisition of assets, to refinance existing debt or for general corporate purposes. We expect to use leverage conservatively, assessing the appropriateness of new equity or debt capital based on market conditions, including prudent assumptions regarding future cash flow, the creditworthiness of tenants and future rental rates. Our charter and bylaws do not limit the amount of debt that we may incur. Our board of directors has not adopted a policy limiting the total amount of debt that we may incur.

Our board of directors will consider a number of factors in evaluating the amount of debt that we may incur. If we adopt a debt policy, our board of directors may from time to time modify such policy in light of then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general conditions in the market for debt and equity securities, fluctuations in the market price of our common stock, growth and acquisition opportunities and other factors. Our decision to use leverage in the future to finance our assets will be at our discretion and will not be subject to the approval of our stockholders, and we are not restricted by our governing documents or otherwise in the amount of leverage that we may use.

Lending Policies

We may consider offering purchase money financing in connection with the sale of properties where the provision of that financing will increase the value to be received by us for the property sold. We also may make loans to joint ventures in which we participate. However, we do not intend to engage in significant lending activities. Any loan we make will be consistent with maintaining our status as a REIT.

Equity Capital Policies

To the extent that our board of directors determines to obtain additional capital, we may issue debt or equity securities, including additional units or senior securities of our operating partnership, retain earnings (subject to provisions in the Code requiring distributions of income to maintain REIT qualification) or pursue a combination of these methods. As long as our operating partnership is in existence, we will generally contribute the proceeds of all equity capital raised by us to our operating partnership in exchange for partnership interests in our operating partnership, which will dilute the ownership interests of the limited partners in our operating partnership.

Existing stockholders will have no preemptive rights to common or preferred stock or units issued in any securities offering by us, and any such offering might cause a dilution of a stockholder’s investment in us. Although we have no current plans to do so, we may in the future issue shares of common stock or cause our operating partnership to issue common units in connection with acquisitions of property.

We may, under certain circumstances, purchase shares of our common stock or other securities in the open market or in private transactions with our stockholders, provided that those purchases are approved by our board of directors. Our board of directors has no present intention of causing us to repurchase any shares of our common stock or other securities, and any such action would only be taken in conformity with applicable federal and state laws and the applicable requirements for qualification as a REIT.

Conflict of Interest Policy

Overview. Conflicts of interest could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any partner thereof, on the other. Our directors and officers have duties to our company under applicable Maryland law in connection with their management of our company. At the same time, we, as the general partner of our operating partnership, have fiduciary duties and obligations to our operating partnership and its other partners under Maryland law and the partnership agreement in connection with the management of our operating partnership. Our fiduciary duties and obligations, as the general partner of our operating partnership, may come into conflict with the duties of our directors and officers to our company.

Under Maryland law, a general partner of a Maryland limited partnership has fiduciary duties of loyalty and care to the partnership and its partners and must discharge its duties and exercise its rights as general partner under the partnership agreement or Maryland law consistently with the obligation of good faith and fair dealing. The duty of loyalty requires a general partner of a Maryland limited partnership to account to the partnership and hold as trustee for it any property, profit, or benefit derived by the general partner in the conduct of the partnership business or derived from a use by the general partner of partnership property, including the appropriation of a partnership opportunity, to refrain from dealing with the partnership in the conduct of the partnership’s business as or on behalf of a party having an interest adverse to the partnership and to refrain from competing with the partnership in the conduct of the partnership business, although the partnership agreement may identify specific types or categories of activities that do not violate the duty of loyalty. The partnership agreement provides that, in the event of a conflict between the interests of our operating partnership or any partner, on the one hand, and the separate interests of our company or our stockholders, on the other hand, we, in our capacity as the general partner of our operating partnership, may give priority to the separate interests of our company or our stockholders (including with respect to tax consequences to limited partners, assignees or our stockholders), and, in the event of such a conflict, any action or failure to act on our part or on the part of our directors that gives priority to the separate interests of our company or our stockholders that does not result in a violation of the contract rights of the limited partners of our operating partnership under its partnership agreement does not violate the duty of loyalty or any other duty that we, in our capacity as the general partner of our operating partnership, owe to our operating partnership and its partners, or violate the obligation of good faith and fair dealing. We, in our capacity as the general partner of our operating partnership, may, but are not obligated to, take into account the tax consequences to any partner of our operating partnership of any action we take or fail to take, and any such action or failure to act that does not take into account any such tax consequences that does not violate the contract rights of the limited partners of our operating partnership under the partnership agreement does not violate the duty of loyalty or any other duty that we, in our capacity as the general partner of our operating partnership, owe to our operating partnership or its partners, or violate the obligation of good faith and fair dealing. Further, any action that we undertake or fail to take in the good faith belief that the action or inaction is necessary or advisable to protect our ability to continue to qualify as a REIT, for us to otherwise satisfy the requirements for qualifying as a REIT under the Code, for us to avoid incurring income taxes under the Code or for any of our affiliates to continue to qualify as a “qualified REIT subsidiary” under the Code or a “taxable REIT subsidiary” under the Code does not violate the duty of loyalty or any other duty or obligation, fiduciary or otherwise, that we, in our capacity as the general partner of our operating partnership, owe to our operating partnership or any other partner. The duty of care requires a general partner to refrain from engaging in grossly negligent or reckless conduct, intentional misconduct or a knowing violation of law, and this duty may not be unreasonably reduced by the partnership agreement.

The partnership agreement provides that we will not be liable to our operating partnership or any partner for any action or omission taken in our capacity as general partner, for the debts or liabilities of our operating partnership or for the obligations of the operating partnership under the partnership agreement, except for liability for our fraud, willful misconduct or gross negligence, pursuant to any express indemnity we may give to our operating partnership or in connection with a redemption as described in “Description of the Partnership Agreement of Rexford Industrial Realty, L.P.—Redemption Rights of Qualifying Parties.” The partnership agreement also provides that any obligation or liability in our capacity as the general partner of our operating partnership that may arise at any time under the partnership agreement or any other instrument, transaction or undertaking contemplated by the partnership agreement will be satisfied, if at all, out of our assets or the assets of our operating partnership only, and no obligation or liability of the general partner will be personally binding upon any of our directors, stockholders, officers, employees or agents, regardless of whether such obligation or liability is in the nature of contract, tort or otherwise, and none of our directors or officers will be directly liable or accountable in damages or otherwise to the partnership, any partner or any assignee of a partner for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or any act or omission or by reason of their service as such. Our operating partnership must indemnify us, our directors and officers, officers of our operating partnership and any other person designated by us against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, that relate to the operations of our operating partnership, unless (1) an act or omission of the person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active and deliberate dishonesty, (2) for any transaction for which such person actually received an improper personal benefit in violation or breach of any provision of the partnership agreement or (3) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful.

Our operating partnership must also pay or reimburse the reasonable expenses of any such person in advance of a final disposition of the proceeding upon its receipt of a written affirmation of the person’s good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay any amounts paid or advanced if it is ultimately determined that the person did not meet the standard of conduct for indemnification. Our operating partnership is not required to indemnify or advance funds to any person with respect to any action initiated by the person seeking indemnification without our approval (except for any proceeding brought to enforce such person’s right to indemnification under the partnership agreement) or if the person is found to be liable to our operating partnership on any portion of any claim in the action.

No reported decision of a Maryland appellate court has interpreted provisions similar to the provisions of the partnership agreement of our operating partnership that modify or reduce the fiduciary duties and obligations of a general partner or reduce or eliminate our liability for money damages to our operating partnership and its partners, and we have not obtained an opinion of counsel as to the enforceability of the provisions set forth in the partnership agreement that purport to modify or reduce our fiduciary duties and obligations that would be in effect were it not for the partnership agreement.

Sale or Refinancing of Properties. Upon the sale of certain of the properties to be owned by us at the completion of the formation transactions, certain unitholders could incur adverse tax consequences which are different from the tax consequences to us and to holders of our common stock. Consequently, unitholders may have differing objectives regarding the appropriate pricing and timing of any such sale or repayment of indebtedness. While we will have the exclusive authority under the partnership agreement to determine whether, when, and on what terms to sell a property or when to refinance or repay indebtedness, any such decision would require the approval of our board of directors.

Policies Applicable to All Directors and Officers. Our charter and bylaws do not restrict any of our directors, officers, stockholders or affiliates from having a pecuniary interest in an investment or transaction that we have an interest in or from conducting, for their own account, business activities of the type we conduct. We intend, however, to adopt policies that are designed to eliminate or minimize potential conflicts of interest, including a policy for the review, approval or ratification of any related party transactions. This policy will provide that the audit committee of our board of directors will review the relevant facts and circumstances of each related party transaction, including if the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party before approving such transaction. We will also adopt a code of business conduct and ethics, which will provide that all of our directors, officers and employees are prohibited from taking for themselves opportunities that are discovered through the use of corporate property, information or position without our consent. See “Management—Code of Business Conduct and Ethics.” However, we cannot assure you that these policies or provisions of law will always be successful in eliminating the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders.

Interested Director and Officer Transactions

Pursuant to the MGCL, a contract or other transaction between us and a director or between us and any other corporation or other entity in which any of our directors is a director or has a material financial interest is not void or voidable solely on the grounds of such common directorship or interest, the presence of such director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director’s vote in favor thereof, provided that:

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the fact of the common directorship or interest is disclosed or known to our board of directors or a committee of our board, and our board or such committee authorizes, approves or ratifies the contract or transaction by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum;

•

the fact of the common directorship or interest is disclosed or known to our stockholders entitled to vote thereon, and the transaction or contract is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote other than the votes of shares owned of record or beneficially by the interested director or corporation, firm or other entity; or

•	the transaction or contract is fair and reasonable to us at the time it is authorized, ratified or approved.

Furthermore, under Maryland law (where our operating partnership is formed), we, as general partner, have a fiduciary duty of loyalty to our operating partnership and its partners and, consequently, such transactions also are subject to the duties that we, as general partner, owe to our operating partnership and its limited partners (as such duties have been modified by the partnership agreement). We will also adopt a policy that requires that all contracts and transactions between us, our operating partnership or any of our subsidiaries, on the one hand, and any of our directors or executive officers or any entity in which such director or executive officer is a director or has a material financial interest, on the other hand, must be approved by the affirmative vote of a majority of our disinterested directors even if less than a quorum. Where appropriate, in the judgment of the disinterested directors, our board of directors may obtain a fairness opinion or engage independent counsel to represent the interests of non-affiliated security holders, although our board of directors will have no obligation to do so.

Policies With Respect To Other Activities

We will have authority to offer common stock, preferred stock or options to purchase stock in exchange for property and to repurchase or otherwise acquire our common stock or other securities in the open market or otherwise, and we may engage in such activities in the future. As described in “Description of the Partnership Agreement of Rexford Industrial Realty, L.P.,” we expect, but are not obligated, to issue common stock to holders of common units upon exercise of their redemption rights. Except in connection with the initial capitalization of our company and our operating partnership, the formation transactions, the concurrent private placement or employment agreements, we have not issued common stock, units or any other securities in exchange for property or any other purpose, and our board of directors has no present intention of causing us to repurchase any common stock other than the redemption of 100 shares of common stock issued to Michael S. Frankel in connection with the initial capitalization of our company. Our board of directors has the authority, without further stockholder approval, to amend our charter to increase or decrease the number of authorized shares of common stock or preferred stock and to authorize us to issue additional shares of common stock or preferred stock, in one or more series, including senior securities, in any manner, and on the terms and for the consideration, it deems appropriate. See “Description of Stock.” We have not engaged in trading, underwriting or agency distribution or sale of securities of other issuers other than our operating partnership and do not intend to do so. At all times, we intend to make investments in such a manner as to qualify as a REIT, unless because of circumstances or changes in the Code, or the Treasury regulations, our board of directors determines that it is no longer in our best interest to qualify as a REIT. In addition, we intend to make investments in such a way that we will not be treated as an investment company under the 1940 Act.

Reporting Policies

Generally speaking, we intend to make available to our stockholders audited annual financial statements and annual reports. After this offering, we will become subject to the information reporting requirements of the Exchange Act. Pursuant to these requirements, we will file periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

PRICING SENSITIVITY ANALYSIS

Throughout this prospectus, we provide certain information based on the assumption that our shares are sold in this offering at the mid-point of the pricing range set forth on the cover page of this prospectus. However, certain of this information will be affected if the actual price per share in this offering is different from that mid-point. In particular, where the prior investors and purchasers in the concurrent private placement will receive a number of common units or shares of common stock based on a fixed dollar value, the number of common units or shares of common stock they will receive will vary inversely with the public offering price. In contrast, where the prior investors will receive a fixed number of common units or shares of common stock, the value of such common units and shares of common stock will increase or decrease, respectively, as the initial public offering price increases or decreases above or below the mid-point of the range. The following table sets forth this information at low-, mid- and high-points of the range of prices set forth on the cover page of this prospectus (dollar amounts in thousands):

	Price per Share
	$13.00	$14.00	$15.00
Formation Transactions
Number of shares of common stock to be issued to Richard Ziman in the formation transactions	54,921	51,650	48,815
Value of shares of common stock to be issued to Richard Ziman in the formation transactions	$713,973	$723,100	$732,225
Number of shares of common stock to be issued to Howard Schwimmer in the formation transactions	11,198	10,530	9,952
Value of shares of common stock to be issued to Howard Schwimmer in the formation transactions	$145,574	$147,420	$149,280
Number of shares of common stock to be issued to Michael S. Frankel in the formation transactions	2,238	2,104	1,988
Value of shares of common stock to be issued to Michael S. Frankel in the formation transactions	$29,094	$29,456	$29,820
Number of common units to be issued to Richard Ziman in the formation transactions	644,769	643,446	642,299
Value of common units to be issued to Richard Ziman in the formation transactions	$8,381,997	$9,008,244	$9,634,485
Number of common units to be issued to Howard Schwimmer in the formation transactions	854,058	852,890	851,879
Value of common units to be issued to Howard Schwimmer in the formation transactions	$11,102,754	$11,940,460	$12,778,185
Number of common units to be issued to Michael S. Frankel in the formation transactions	679,483	670,923	663,504
Value of common units to be issued to Michael S. Frankel in the formation transactions	$8,833,279	$9,392,922	$9,952,560
Concurrent Private Placement
Number of shares of common stock to be purchased by Richard Ziman in the concurrent private placement	43,820	40,690	37,978
Number of shares of common stock to be purchased by Howard Schwimmer in the concurrent private placement	26,071	24,209	22,595
Number of shares of common stock to be purchased by Michael S. Frankel in the concurrent private placement	15,888	14,754	13,770

	Price per Share
	$13.00	$14.00	$15.00
Grants of Restricted Stock
Number of shares of restricted stock to be granted to Richard Ziman	230,769	214,286	200,000
Number of shares of restricted stock to be granted to Howard Schwimmer	307,692	285,714	266,667
Number of shares of restricted stock to be granted to Michael S. Frankel	307,692	285,714	266,667
Number of shares of restricted stock to be granted to other officers and directors	33,462	31,071	29,000
Number of shares remaining under the equity incentive plan	1,293,324	1,348,760	1,396,805
Number of Shares and Units after the Offering, Concurrent Private Placement and the Formation Transactions
Number of shares of common stock to be issued and outstanding upon completion of the offering, the concurrent private placement and the formation transaction(1)	25,693,203	25,239,339	24,845,983
Number of common units of partnership interest in our operating partnership to be issued and outstanding and held by limited partners upon completion of the offering, the concurrent private placement and the formation transaction(1)	3,524,455	3,714,419	3,879,055
Equity Ownership Percentages after the Offering, Concurrent Private Placement and the Formation Transactions (Fully Diluted)(1)
Percentage owned by public	54.8%	55.3%	55.7%
Percentage owned by prior investors other than executive officers and directors	34.2%	33.9%	33.7%
Percentage owned by executive officers and directors	11.0%	10.8%	10.6%

	100.0%	100.0%	100.0%

(1)	Assumes no exercise of the underwriters’ over-allotment option.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information, upon completion of this offering, the concurrent private placement and the formation transactions, regarding the ownership of shares of our common stock by:

•	each of the persons who will be a director upon completion of this offering;

•	each of our executive officers;

•	each person who will be the beneficial owner of more than 5% of our outstanding common stock; and

•	all directors and executive officers as a group.

In accordance with SEC rules, each listed person’s beneficial ownership includes:

•	all shares the person actually owns beneficially or of record;

•	all shares over which the person has or shares voting or dispositive control (such as in the capacity as a general partner of an investment fund); and

•	all shares the person has the right to acquire within 60 days (such as restricted shares of common stock that are currently vested or which are scheduled to vest within 60 days).

Unless otherwise indicated, all shares are owned directly, and the indicated person has sole voting and investment power. Except as indicated in the footnotes to the table below, the business address of the stockholders listed below is the address of our principal executive office, 11620 Wilshire Boulevard, Suite 300, Los Angeles, CA 90025.

Name	Number of Shares and/or Common Units Beneficially Owned(1)	Percent of All Shares(2)	Percent of All Shares and Common Units(3)
Richard Ziman(4)	950,072	3.7	3.3
Howard Schwimmer(5)	1,173,343	4.5	4.1
Michael S. Frankel	973,495	3.8	3.4
Adeel Khan	32,779	*	*
Robert L. Antin	2,857	*	*
Leslie E. Bider	2,857	*	*
Steven C. Good	2,857	*	*
Joel S. Marcus	2,857	*	*
Total Held By Officers and Directors as a Group	3,141,117	11.5%	10.8%

*	Less than 1.0%.
(1)	As used herein, “voting power” is the power to vote or direct the voting of shares and “investment power” is the power to dispose or direct the disposition of shares.

(2)	Assumes 25,239,339 shares of common stock will be outstanding immediately upon the completion of the completion of our formation transactions, the concurrent private placement and this offering. In computing the percentage ownership of a person or group, we have assumed that the common units held by that person or the persons in the group have been redeemed in exchange for shares of common stock and that those shares are outstanding but that no common units held by other persons have been redeemed in exchange for shares of common stock.
(3)	Assumes 28,953,758 shares of common stock and common units (other than common units held by us) will be outstanding immediately upon the completion of our formation transactions, the concurrent private placement and this offering on a fully diluted basis, comprised of 25,239,339 shares of common stock and 3,714,419 common units held by limited partners.
(4)	Includes 62,895 common units held by RSZ Trust for which Mr. Ziman is the trustee.
(5)	Includes 28,386 common units held by the Schwimmer Family Irrevocable Trust for which Mr. Schwimmer is a trustee and 3,499 common units held by the Howard Schwimmer Living Trust for which Mr. Schwimmer is the trustee.

DESCRIPTION OF STOCK

The following summary of the material terms of our shares of capital stock does not purport to be complete and is subject to and qualified in its entirety by reference to the MGCL, and to our charter and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is part. See “Where You Can Find More Information.”

General

Our charter provides that we may issue up to 490,000,000 shares of common stock, $0.01 par value per share, or common stock, and up to 10,000,000 shares of preferred stock, $ 0.01 par value per share, or preferred stock. Our charter authorizes our board of directors, with the approval of a majority of the entire board of directors and without any action by our common stockholders, to amend our charter to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of any class or series of our stock. Upon completion of our formation transactions, the concurrent private placement and this offering, 25,239,339 shares of our common stock will be issued and outstanding, and no shares of preferred stock will be issued and outstanding.

Under Maryland law, stockholders generally are not personally liable for our debts or obligations solely as a result of their status as stockholders.

Common Stock

All of the shares of our common stock offered in this offering will be duly authorized, validly issued, fully paid and nonassessable. Subject to the preferential rights of any other class or series of our stock and to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, holders of shares of our common stock are entitled to receive dividends and other distributions on such shares if, as and when authorized by our board of directors out of assets legally available therefor and declared by us and to share ratably in the assets of our company legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up after payment or establishment of reserves for all known debts and liabilities of our company.

Subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock and except as may otherwise be specified in the terms of any class or series of our common stock, each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as provided with respect to any other class or series of stock, the holders of shares of common stock will possess the exclusive voting power. There is no cumulative voting in the election of our directors. Directors are elected by a plurality of all of the votes cast in the election of directors.

Holders of shares of our common stock have no preference, conversion, exchange, sinking fund or redemption rights and have no preemptive rights to subscribe for any securities of our company. Our charter provides that our common stockholders generally have no appraisal rights unless our board of directors determines prospectively that appraisal rights will apply to one or more transactions in which holders of our common stock would otherwise be entitled to exercise appraisal rights. Subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, holders of our common stock will have equal dividend, liquidation and other rights.

Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, consolidate, sell all or substantially all of its assets or engage in a statutory share exchange unless declared advisable by its board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of all of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Our charter provides for approval of any of these matters by the affirmative vote of stockholders entitled to cast a majority of the votes entitled to be cast on such matters, except that the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast generally in the election of directors is required to remove a director (and such removal must be for cause) and the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on such matter is required to amend the provisions of our charter relating to the removal of directors or the vote required to amend such provisions. Maryland law also permits a Maryland corporation to transfer all or substantially all of its assets without the approval of the stockholders of the corporation to an entity if all of the equity interests of the entity are owned, directly or indirectly, by the corporation. Because our operating assets may be held by our operating partnership or its subsidiaries, these subsidiaries may be able to merge or transfer all or substantially all of their assets without the approval of our stockholders.

Our charter authorizes our board of directors to reclassify any unissued shares of our common stock into other classes or series of stock, to establish the designation and number of shares of each class or series and to set, subject to the provisions of our charter relating to the restrictions on ownership and transfer of our stock, the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of each such class or series.

Preferred Stock

Our charter authorizes our board of directors to classify any unissued shares of preferred stock and to reclassify any previously classified but unissued shares into one or more classes or series of preferred stock. Prior to issuance of shares of each new class or series, our board of directors is required by the MGCL and our charter to set, subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of each such class or series. As a result, our board of directors could authorize the issuance of shares of preferred stock that have priority over shares of our common stock with respect to dividends or other distributions or rights upon liquidation, exclusive or class voting rights or with other terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change of control of our company that might involve a premium price for holders of our common stock or that our common stockholders otherwise believe to be in their best interests. As of the date hereof, no shares of preferred stock are outstanding and we have no present plans to issue any preferred stock.

Power to Increase or Decrease Authorized Shares of Common Stock and Issue Additional Shares of Common and Preferred Stock

We believe that the power of our board of directors to amend our charter to increase or decrease the aggregate number of authorized shares of stock, to authorize us to issue additional authorized but unissued shares of our common stock or preferred stock and to classify or reclassify unissued shares of our common stock or preferred stock and thereafter to authorize us to issue such classified or reclassified shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. The additional classes or series, as well as the additional authorized shares of common stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law, the terms of any class or series of preferred stock we may issue in the future or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of directors does not currently intend to do so, it could authorize us to issue a class or series of stock that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for holders of our common stock or that our common stockholders otherwise believe to be in their best interests. See “Material Provisions of Maryland Law and of Our Charter and Bylaws—Anti-takeover Effect of Certain Provisions of Maryland Law and of Our Charter and Bylaws.”

Restrictions on Ownership and Transfer

In order for us to qualify as a REIT under the Code, our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of stock (after taking into account options to acquire shares of stock) may be owned, directly, indirectly or through application of certain attribution rules by five or fewer individuals (as defined in the Code to include certain entities such as qualified pension plans) at any time during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).

Our charter contains restrictions on the ownership and transfer of our stock that are intended to assist us in complying with these requirements and continuing to qualify as a REIT. The relevant sections of our charter provide that, subject to the exceptions described below, no person or entity may actually or beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% (in value or in number of shares, whichever is more restrictive) of the outstanding shares of our common stock, excluding any shares of common stock that are not treated as outstanding for federal income tax purposes, or 9.8% in value of the aggregate of the outstanding shares of all classes and series of our stock, excluding any shares of our common stock that are not treated as outstanding for federal income tax purposes. We refer to each of these restrictions as an “ownership limit” and collectively as the “ownership limits.” A person or entity that would have acquired actual, beneficial or constructive ownership of our stock but for the application of the ownership limits or any of the other restrictions on ownership and transfer of our stock discussed below is referred to as a “prohibited owner.”

The constructive ownership rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of our common stock (or the acquisition of an interest in an entity that owns, actually or constructively, our common stock) by an individual or entity, could, nevertheless cause that individual or entity, or another individual or entity, to own constructively in excess of 9.8% of our outstanding common stock and thereby violate the applicable ownership limit.

Our board of directors, in its sole and absolute discretion, prospectively or retroactively, may exempt a person from either or both of the ownership limits if doing so would not result in us being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT and our board of directors determines that:

•	such exemption will not cause any individual to actually or beneficially own more than 9.8% in value of the aggregate of the outstanding shares of all classes and series of our stock; and

•

subject to certain exceptions, the person does not and will not own, actually or constructively, an interest in a tenant of ours (or a tenant of any entity owned in whole or in part by us) that would cause us to own, actually or constructively, more than a 9.9% interest (as set forth in Section 856(d)(2)(B) of the Code) in such tenant.

As a condition of the exception, our board of directors may require an opinion of counsel or IRS ruling, in either case in form and substance satisfactory to our board of directors, in its sole and absolute discretion, in order to determine or ensure our status as a REIT and representations and undertakings from the person seeking the exemption or excepted holder limit in order to make the determinations above. Our board of directors may impose such conditions or restrictions as it deems appropriate in connection with such an exception.

Our board of directors may, in its sole and absolute discretion, increase or decrease one or both of the ownership limits for one or more persons, except that a decreased ownership limit will not be effective for any person whose actual, beneficial or constructive ownership of our stock exceeds the decreased ownership limit at the time of the decrease until the person’s actual, beneficial or constructive ownership of our stock equals or falls below the decreased ownership limit, although any further acquisition of shares of our stock or beneficial or constructive ownership of our stock will violate the decreased ownership limit. Our board of directors may not increase or decrease any ownership limit if, among other limitations, the new ownership limit would allow five or fewer persons to actually or beneficially own more than 49% in value of our outstanding stock, could cause us to be “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or could otherwise cause us to fail to qualify as a REIT.

Our charter further prohibits:

•

any person from actually, beneficially or constructively owning shares of our stock that could result in us being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT (including, but not limited to, actual, beneficial or constructive ownership of shares of our stock that could result in us owning (actually or constructively) an interest in a tenant that is described in Section 856(d)(2)(B) of the Code if the income we derive from such tenant, taking into account our other income that would not qualify under the gross income requirements of Section 856(c) of the Code, would cause us to fail to satisfy any such gross income requirements imposed on REITs); and

•

any person from transferring shares of our stock if such transfer would result in shares of our stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution).

Any person who acquires or attempts or intends to acquire actual, beneficial or constructive ownership of shares of our stock that will or may violate the ownership limits or any of the other restrictions on ownership and transfer of our stock described above must give written notice immediately to us or, in the case of a proposed or attempted transaction, provide us at least 15 days prior written notice, and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT.

The ownership limits and other restrictions on ownership and transfer of our stock described above will not apply until the completion of this offering and will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT or that compliance is no longer required in order for us to qualify as a REIT.

Pursuant to our charter, if any purported transfer of our stock or any other event would otherwise result in any person violating the ownership limits or such other limit established by our board of directors, or could result in us being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT, then that number of shares causing the violation (rounded up to the nearest whole share) will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by us. The prohibited owner will have no rights in shares of our stock held by the trustee. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in the transfer to the trust. Any dividend or other distribution paid to the prohibited owner, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable restriction on ownership and transfer of our stock, then that transfer of the number of shares that otherwise would cause any person to violate the above restrictions will be void. If any transfer of our stock would result in shares of our stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution), then any such purported transfer will be void and of no force or effect and the intended transferee will acquire no rights in the shares.

Shares of our stock transferred to the trustee are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the transfer of the shares to the trust (or, in the event of a gift, devise or other such transaction, the last reported sale price on the day of the transfer or other event that resulted in the transfer of such shares to the trust) and (ii) the last reported sale price on the date we accept, or our designee accepts, such offer. We must reduce the amount payable to the prohibited owner by the amount of dividends and distributions paid to the prohibited owner and owed by the prohibited owner to the trustee and pay the amount of such reduction to the trustee for the benefit of the charitable beneficiary. We have the right to accept such offer until the trustee has sold the shares of our stock held in the trust. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates and the trustee must distribute the net proceeds of the sale to the prohibited owner and any dividends or other distributions held by the trustee with respect to such stock will be paid to the charitable beneficiary.

If we do not buy the shares, the trustee must, within 20 days of receiving notice from us of the transfer of shares to the trust, sell the shares to a person or persons designated by the trustee who could own the shares without violating the ownership limits or other restrictions on ownership and transfer of our stock. Upon such sale, the trustee must distribute to the prohibited owner an amount equal to the lesser of (i) the price paid by the prohibited owner for the shares (or, if the prohibited owner did not give value in connection with the transfer or other event that resulted in the transfer to the trust (e.g., a gift, devise or other such transaction), the last reported sale price on the day of the transfer or other event that resulted in the transfer of such shares to the trust) and (ii) the sales proceeds (net of commissions and other expenses of sale) received by the trustee for the shares. The trustee will reduce the amount payable to the prohibited owner by the amount of dividends and other distributions paid to the prohibited owner and owed by the prohibited owner to the trustee. Any net sales proceeds in excess of the amount payable to the prohibited owner will be immediately paid to the charitable beneficiary, together with any dividends or other distributions thereon. In addition, if prior to our discovery that shares of our stock have been transferred to the trustee, such shares of stock are sold by a prohibited owner, then such shares shall be deemed to have been sold on behalf of the trust and, to the extent that the prohibited owner received an amount for or in respect of such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount shall be paid to the trustee upon demand.

The trustee will be designated by us and will be unaffiliated with us and with any prohibited owner. Prior to the sale of any shares by the trust, the trustee will receive, in trust for the charitable beneficiary, all dividends and other distributions paid by us with respect to such shares, and may exercise all voting rights with respect to such shares for the exclusive benefit of the charitable beneficiary.

Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee may, at the trustee’s sole discretion:

•	rescind as void any vote cast by a prohibited owner prior to our discovery that the shares have been transferred to the trust; and

•	recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.

However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

If our board of directors or a committee thereof determines that a proposed transfer or other event has taken place that violates the restrictions on ownership and transfer of our stock set forth in our charter, our board of directors or such committee may take such action as it deems advisable in its sole and absolute discretion to refuse to give effect to or to prevent such transfer, including, but not limited to, causing us to redeem shares of stock, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

Every owner of 5% or more (or such lower percentage as required by the Code or the Treasury Regulations promulgated thereunder) of the outstanding shares of our stock, within 30 days after the end of each taxable year, must give written notice to us stating the name and address of such owner, the number of shares of each class and series of our stock that the owner beneficially owns and a description of the manner in which the shares are held. Each such owner also must provide us with any additional information that we request in order to determine the effect, if any, of the person’s actual or beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits. In addition, any person that is an actual owner, beneficial owner or constructive owner of shares of our stock and any person (including the stockholder of record) who is holding shares of our stock for an actual owner, beneficial owner or constructive owner must, on request, disclose to us such information as we may request in good faith in order to determine our status as a REIT and comply with requirements of any taxing authority or governmental authority or to determine such compliance and to ensure compliance with the ownership limits.

Any certificates representing shares of our stock will bear a legend referring to the restrictions on ownership and transfer of our stock described above.

These restrictions on ownership and transfer could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for our common stock that our stockholders believe to be in their best interest.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

MATERIAL PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS

The following summary of certain provisions of Maryland law and of our charter and bylaws does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and our charter and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is part. See “Where You Can Find More Information.”

Our Board of Directors

Our charter and bylaws provide that the number of directors of our company may be established, increased or decreased only by a majority of our entire board of directors but may not be fewer than the minimum number required under the MGCL nor, unless our bylaws are amended, more than 15. Upon completion of this offering, we expect to have seven directors.

Our charter also provides that, at such time as we become eligible to elect to be subject to certain elective provisions of the MGCL (which we expect will be upon completion of this offering) and except as may be provided by our board of directors in setting the terms of any class or series of stock, any vacancy may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum. Any director so elected will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is duly elected and qualifies.

Each of our directors is elected by our stockholders to serve until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies under the MGCL. Holders of shares of our common stock will have no right to cumulative voting in the election of directors. Directors are elected by a plurality of the votes cast.

Removal of Directors

Our charter provides that, subject to the rights of holders of one or more classes or series of preferred stock to elect or remove one or more directors, a director may be removed only for cause (as defined in our charter) and only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors. This provision, when coupled with the exclusive power of our board of directors to fill vacant directorships, may preclude stockholders from removing incumbent directors except for cause and by a substantial affirmative vote and filling the vacancies created by such removal with their own nominees.

Business Combinations

Under the MGCL, certain “business combinations” (including a merger, consolidation, share exchange or, in certain circumstances specified under the statute, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any interested stockholder, or an affiliate of such an interested stockholder, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Maryland law defines an interested stockholder as:

•	any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock; or

•

an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. In approving a transaction, however, a board of directors may provide that its approval is subject to compliance, at or after the time of the approval, with any terms and conditions determined by it.

After such five-year period, any such business combination must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•

two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These supermajority approval requirements do not apply if, among other conditions, the corporation’s common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares.

These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a corporation’s board of directors prior to the time that the interested stockholder becomes an interested stockholder. Our board of directors has, by resolution, elected to opt out of the business combination provisions of the MGCL. We cannot provide you any assurance, however, that our board of directors will not opt to be subject to such business combination provision at any time in the future. Notwithstanding the foregoing, an alteration or repeal of this resolution will not have any effect on any business combinations that have been consummated or upon any agreements existing at the time of such modification or repeal.

Control Share Acquisitions

The MGCL provides that holders of “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights with respect to their control shares except to the extent approved by the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors, generally, excluding shares of stock in a corporation in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of such shares in the election of directors: (1) the person who made or proposes to make a control share acquisition, (2) an officer of the corporation or (3) an employee of the corporation who is also a director of the corporation. “Control shares” are voting shares of stock that, if aggregated with all other such shares of stock previously acquired by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares that the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition, directly or indirectly, of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and making an “acquiring person statement” as described in the MGCL), may compel the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the control shares. If no request for a special meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights of control shares are not approved at the meeting or if the acquiring person does not deliver an “acquiring person statement” as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The control share acquisition statute does not apply to: (1) shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (2) acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. We cannot provide you any assurance, however, that our board of directors will not amend or eliminate this provision at any time in the future.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of the following five provisions:

•	a classified board;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the directors;

•	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred; or

•	a majority requirement for the calling of a special meeting of stockholders.

Our charter provides that, at such time as we become eligible to make a Subtitle 8 election (which we expect will be upon the completion of this offering) and except as may be provided by our board of directors in setting the terms of any class or series of stock, we elect to be subject to the provisions of Subtitle 8 relating to the filling of vacancies on our board of directors. Through provisions in our charter and bylaws unrelated to Subtitle 8, we already (1) require a two-thirds vote for the removal of any director from the board, which removal will be allowed only for cause, (2) vest in the board the exclusive power to fix the number of directorships, subject to limitations set forth in our charter and bylaws, and (3) require, unless called by the chairman of our board of directors, either of our presidents, either of our chief executive officers or our board of directors, the request of stockholders entitled to cast not less than a majority of all votes entitled to be cast on a matter at such meeting to call a special meeting to consider and vote on any matter that may properly be considered at a meeting of stockholders. We have not elected to create a classified board. In the future, our board of directors may elect, without stockholder approval, to create a classified board or elect to be subject to one or more of the other provisions of Subtitle 8.

Amendments to Our Charter and Bylaws

Other than amendments to certain provisions of our charter described below and amendments permitted to be made without stockholder approval under Maryland law or by a specific provision in the charter, our charter may be amended only if such amendment is declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. The provisions of our charter relating to the removal of directors or the vote required to amend such provisions may be amended only if such amendment is declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast not less than two-thirds of all of the votes entitled to be cast on the matter. Our board of directors has the exclusive power to adopt, alter or repeal any provision of our bylaws or to make new bylaws.

Exclusive Forum

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of any duty owed by us or by any director or officer or other employee to us or to our stockholders, (c) any action asserting a claim against us or any director or officer or other employee arising pursuant to any provision of the MGCL or our charter or bylaws or (d) any action asserting a claim against us or any director or officer or other employee that is governed by the internal affairs doctrine shall be the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division.

Meetings of Stockholders

Under our bylaws, annual meetings of stockholders must be held each year at a date, time and place determined by our board of directors. Special meetings of stockholders may be called by the chairman of our board of directors, either of our chief executive officers, either of our presidents and our board of directors. Subject to the provisions of our bylaws, a special meeting of stockholders to act on any matter that may properly be considered at a meeting of stockholders must be called by our secretary upon the written request of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter at such meeting who have requested the special meeting in accordance with the procedures specified in our bylaws and provided the information and certifications required by our bylaws. Only matters set forth in the notice of a special meeting of stockholders may be considered and acted upon at such a meeting.

Advance Notice of Director Nominations and New Business

Our bylaws provide that:

•

with respect to an annual meeting of stockholders, nominations of individuals for election to the board of directors and the proposal of business to be considered by stockholders at the annual meeting may be made only:

•	pursuant to our notice of the meeting;

•	by or at the direction of our board of directors; or

•

by a stockholder who was a stockholder of record both at the time of giving of the notice required by our bylaws and at the time of the annual meeting, who is entitled to vote at the meeting in the election of each individual so nominated or on such other business and who has provided the information and certifications required by the advance notice procedures set forth in our bylaws.

•

with respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting of stockholders, and nominations of individuals for election to our board of directors may be made only:

•	by or at the direction of our board of directors; or

•

provided that the meeting has been called for the purpose of electing directors, by a stockholder who is a stockholder of record both at the time of giving of the notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has provided the information and certifications required by the advance notice procedures set forth in our bylaws.

The purpose of requiring stockholders to give advance notice of nominations and other proposals is to afford our board of directors the opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposals and, to the extent considered necessary by our board of directors, to inform stockholders and make recommendations regarding the nominations or other proposals. The advance notice procedures also permit a more orderly procedure for conducting our stockholder meetings.

Anti-takeover Effect of Certain Provisions of Maryland Law and of Our Charter and Bylaws

The restrictions on ownership and transfer of our stock, the provisions of our charter regarding the removal of directors, the exclusive power of our board of directors to fill vacancies on the board and the advance notice provisions of the bylaws could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for holders of our common stock or otherwise be in their best interests. Likewise, if our board of directors were to opt in to the business combination provisions of the MGCL or the provisions of Subtitle 8 of Title 3 of the MGCL providing for a classified board of directors, or if the provision in our bylaws opting out of the control share acquisition provisions of the MGCL were amended or rescinded, these provisions of the MGCL could have similar anti-takeover effects.

Indemnification and Limitation of Directors’ and Officers’ Liability

Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains a provision that eliminates such liability to the maximum extent permitted by Maryland law.

The MGCL requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or are threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and:

•	was committed in bad faith; or

•	was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify a director or officer for an adverse judgment in a suit by or on behalf of the corporation or if the director or officer was adjudged liable on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer, without requiring a preliminary determination of the director’s or officer’s ultimate entitlement to indemnification, upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•

a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our charter authorizes us to obligate our company and our bylaws obligate us, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding, without requiring a preliminary determination of the director’s or officer’s ultimate entitlement to indemnification, to:

•	any present or former director or officer who is made or threatened to be made a party to or witness in the proceeding by reason of his or her service in that capacity; or

•

any individual who, while serving as our director or officer and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to or witness in the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us, with the approval of our board of directors, to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee or agent of our company or a predecessor of our company.

The partnership agreement also provides that we, as general partner, and our directors, officers, employees, agents and designees are indemnified to the extent provided therein. See “Description of the Partnership Agreement of Rexford Industrial Realty, L.P.—Exculpation and Indemnification of General Partner.”

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Indemnification Agreements

We intend to enter into indemnification agreements with each of our executive officers and directors as described in “Management—Limitation of Liability and Indemnification.”

Restrictions on Ownership and Transfer

Subject to certain exceptions, our charter provides that no person or entity may actually or beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% (in value or number of shares, whichever is more restrictive) of the outstanding shares of our common stock or more than 9.8% in value of the aggregate outstanding shares of our stock. For a fuller description of this and other restrictions on ownership and transfer of our stock, see “Description of Stock—Restrictions on Ownership and Transfer.”

REIT Qualification

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without approval of our stockholders, if it determines that it is no longer in our best interests to continue to be qualified as a REIT. Our charter also provides that our board of directors may determine that compliance with one or more of the restrictions on ownership and transfer of our stock is no longer required in order for us to qualify as a REIT.

SHARES ELIGIBLE FOR FUTURE SALE

General

Upon completion of this offering, the concurrent private placement and the formation transactions, we will have 25,239,339 shares of our common stock outstanding (27,639,339 shares if the underwriters’ over-allotment option is exercised in full). In addition, upon completion of this offering and the formation transactions, 3,714,419 shares of our common stock will be reserved for issuance upon exchange of common units.

Of these shares, the 16,000,000 shares sold in this offering (18,400,000 shares if the underwriters’ over-allotment option is exercised in full) will be freely transferable without restriction or further registration under the Securities Act, subject to the limitations on ownership set forth in our charter, except for any shares purchased in this offering by our “affiliates,” as that term is defined by Rule 144 under the Securities Act. The 12,029,829 shares of our common stock issued in the formation transactions, issued in exchange for common units issued in the formation transactions or issued in the concurrent private placement will be “restricted shares” as defined in Rule 144. We intend to file one or more resale shelf registration statements to register the common stock issued in the formation transactions or issued in the concurrent private placement or issued in exchange for common units issued in the formation transactions. See “Certain Relationships and Related Transactions—Registration Rights.”

Prior to this offering, there has been no public market for our common stock. Trading of our common stock on the NYSE is expected to commence immediately following the completion of this offering. No assurance can be given as to (1) the likelihood that an active market for our shares of common stock will develop, (2) the liquidity of any such market, (3) the ability of the stockholders to sell the shares or (4) the prices that stockholders may obtain for any of the shares. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of our common stock (including shares issued upon the exchange of units tendered for redemption or the exercise of stock options), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock. See “Risk Factors—Risks Related to this Offering.” For a description of certain restrictions on ownership and transfer of our shares of common stock, see “Description of Stock—Restrictions on Ownership and Transfer.”

Rule 144

After giving effect to this offering, 12,029,829 shares of our outstanding shares of common stock on a fully diluted basis will be “restricted” securities under the meaning of Rule 144 under the Securities Act, and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption provided by Rule 144.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned shares considered to be restricted securities under Rule 144 for at least six months would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned shares considered to be restricted securities under Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

An affiliate of ours who has beneficially owned shares of our common stock for at least six months would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•

1.0% of the shares of our common stock then outstanding, which will equal approximately 252,393 shares immediately after this offering (276,393 shares if the underwriters exercise their over-allotment option in full); or

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Redemption/Exchange Rights

In connection with the formation transactions, our operating partnership will issue an aggregate of 3,714,419 common units to prior investors in the Rexford Funds and the management companies. Beginning on or after the date which is 14 months after the later of the completion of this offering or the date on which such person first became a holder of common units, limited partners of our operating partnership and certain qualifying assignees of a limited partner will have the right to require our operating partnership to redeem part or all of their common units for cash, or, at our election, shares of our common stock, based upon the fair market value of an equivalent number of shares of our common stock at the time of the redemption, subject to certain adjustments and the restrictions on ownership and transfer of our stock set forth in our charter and described under the section entitled “Description of Stock—Restrictions on Ownership and Transfer.” See “Description of the Partnership Agreement of Rexford Industrial Realty, L.P.”

Registration Rights

In connection with the completion of this offering, we will enter into a registration rights agreement with the various persons receiving shares of our common stock and/or common units in the formation transactions and concurrent private placement, including certain of our executive officers. Under the registration rights agreement, subject to certain limitations, commencing not later than 14 months after the date of this offering, we will file one or more registration statements covering the resale of the shares of our common stock issued in the formation transactions, the concurrent private placement and the resale of the shares of our common stock issued or issuable, at our option, in exchange for common units issued in the formation transactions. We may, at our option, satisfy our obligation to prepare and file a resale registration statement by filing a registration statement registering the issuance by us of shares of our common stock registered under the Securities Act in lieu of our operating partnership’s obligation to pay cash for such units. We will agree to pay all of the expenses relating to the securities registrations described above. See “Certain Relationships and Related Transactions—Registration Rights.”

2013 Incentive Award Plan

We intend to adopt the Plan immediately prior to the completion of this offering. The Plan is expected to provide for the grant of incentive awards to our employees, officers, directors and consultants of our company and our subsidiaries. We intend to reserve shares of common stock and LTIP for issuance under the Plan.

We intend to file with the SEC a Registration Statement on Form S-8 covering the shares of common stock issuable under the Plan. Shares of our common stock issuable under the Plan covered by this registration statement will be eligible for transfer or resale without restriction under the Securities Act unless held by an affiliate.

Lock-up Periods

Each of our executive officers, directors and director nominees and their affiliates, has agreed not to sell or otherwise transfer any shares of our common stock or securities convertible or exchangeable into our common stock (including common units) owned by them at the completion of this offering or thereafter acquired by them for a period of 360 days after the date of this prospectus without the written consent of the Merrill Lynch, Pierce,

Fenner & Smith Incorporated, Wells Fargo Securities, LLC and FBR Capital Markets & Co. In addition, we and the other participants in the formation transactions and the concurrent private placement have agreed not to sell or otherwise transfer any shares of our common stock or securities convertible or exchangeable into our common stock (including common units) owned by them at the completion of this offering or thereafter acquired by them for a period of 180 days after the date of this prospectus without the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Securities, LLC and FBR Capital Markets & Co.

However, in addition to certain other exceptions, (1) each of our directors, director nominees, executive officers and their affiliates, as well as prior investors may transfer or dispose of his or her shares during the lock-up period in the case of gifts or for estate planning purposes, and (2) each of the prior investors that is an entity may distribute its shares to its limited partners, members or stockholders or to its affiliates or to any investment fund or other entity controlled or managed by it, provided in each case that each transferee agrees to a similar lock-up agreement for the remainder of the lock-up period, the transfer does not involve a disposition for value, no report is required to be filed by the transferor under the Exchange Act as a result of the transfer and the transferor does not voluntarily effect any public filing or report regarding such transfer.

DESCRIPTION OF THE PARTNERSHIP AGREEMENT OF REXFORD INDUSTRIAL REALTY, L.P.

A summary of the material terms and provisions of the Amended and Restated Agreement of Limited Partnership of Rexford Industrial Realty, L.P., which we refer to as the “partnership agreement,” is set forth below. This summary is not complete and is subject to and qualified in its entirety by reference to the applicable provisions of Maryland law and the partnership agreement. For more detail, please refer to the partnership agreement itself, a copy of which is filed as an exhibit to the registration statement of which this prospectus is part. See “Where You Can Find More Information.”

General

Upon completion of the formation transactions, substantially all of our assets will be held by, and substantially all of our operations will be conducted through, our operating partnership, either directly or through its subsidiaries. We are the sole general partner of our operating partnership, and upon completion of this offering, the formation transactions and the other transactions described in this prospectus, 28,029,829 common units will be outstanding and we will own 86.8% of the outstanding common units. In connection with the formation transactions, we will enter into the partnership agreement and the prior investors in our portfolio who elect to receive common units in the formation transactions and concurrent private placement will be admitted as limited partners of the our operating partnership. Our operating partnership is also authorized to issue a class of units of partnership interest designated as LTIP Units and having the terms described below. The provisions of the partnership agreement described below will be in effect after the completion of the formation transactions and this offering. We will not list the common units on any exchange nor will they be quoted on any national market system.

Provisions in the partnership agreement may delay or make more difficult unsolicited acquisitions of us or changes in our control. These provisions could discourage third parties from making proposals involving an unsolicited acquisition of us or change of our control, although some stockholders might consider such proposals, if made, desirable. These provisions also make it more difficult for third parties to alter the management structure of our operating partnership without the concurrence of our board of directors. These provisions include, among others:

•	redemption rights of limited partners and certain assignees of common units;

•	transfer restrictions on common units and other partnership interests;

•	a requirement that we may not be removed as the general partner of our operating partnership without our consent;

•

our ability in some cases to amend the partnership agreement and to cause our operating partnership to issue preferred partnership interests in our operating partnership with terms that we may determine, in either case, without the approval or consent of any limited partner; and

•	the right of the limited partners to consent to certain transfers of our general partnership interest (whether by sale, disposition, statutory merger or consolidation, liquidation or otherwise).

Purpose, Business and Management

Our operating partnership is formed for the purpose of conducting any business, enterprise or activity permitted by or under the Maryland Revised Uniform Limited Partnership Act (the “Act”). Our operating partnership may enter into any partnership, joint venture, business trust arrangement, limited liability company or other similar arrangement and may own interests in any other entity engaged in any business permitted by or under the Act, subject to any consent rights set forth in our partnership agreement.

In general, our board of directors will manage the business and affairs of our operating partnership by directing our business and affairs, in our capacity as the sole general partner of our operating partnership. Except as otherwise expressly provided in the partnership agreement and subject to the rights of holders of any class or series of partnership interest, all management powers over the business and affairs of our operating partnership are exclusively vested in us, in our capacity as the sole general partner of our operating partnership. No limited partner, in its capacity as a limited partner, has any right to participate in or exercise management power over our operating partnership’s business, transact any business in our operating partnership’s name or sign documents for or otherwise bind our operating partnership. We may not be removed as the general partner of our operating partnership, with or without cause, without our consent, which we may give or withhold in our sole and absolute discretion. In addition to the powers granted to us under applicable law or any provision of the partnership agreement, but subject to certain rights of holders of common units or any other class or series of partnership interest, we, in our capacity as the general partner of our operating partnership, have the full and exclusive power and authority to do or authorize all things to conduct the business and affairs of our operating partnership, to exercise or direct the exercise of all of the powers of our operating partnership and the general partner of our operating partnership under Maryland law and the partnership agreement and to effectuate the purposes of our operating partnership, without the approval or consent of any limited partner. We may authorize our operating partnership to incur debt and enter into credit, guarantee, financing or refinancing arrangements for any purpose, including, without limitation, in connection with any acquisition of properties, on such terms as we determine to be appropriate, and to acquire or dispose of any, all or substantially all of its assets (including goodwill), dissolve, merge, consolidate, reorganize or otherwise combine with another entity, without the approval or consent of any limited partner. With limited exceptions, we may execute, deliver and perform agreements and transactions on behalf of our operating partnership without the approval or consent of any limited partner.

Restrictions on General Partner’s Authority

The partnership agreement prohibits us, in our capacity as general partner, from taking any action that would make it impossible to carry out the ordinary business of our operating partnership or performing any act that would subject a limited partner to liability as a general partner in any jurisdiction or any other liability except as provided under the partnership agreement or under the Act. We may not, without the prior consent of the partners of our operating partnership (including us), amend, modify or terminate the partnership agreement, except for certain amendments that we may approve without the approval or consent of any limited partner, described in “—Amendment of the Partnership Agreement,” and certain amendments described below that require the approval of each affected partner. Certain amendments to the partnership agreement also require the consent of limited partners holding LTIP Units, as described in “—LTIP Units—Voting Rights.” We may not, in our capacity as the general partner of our operating partnership, without the consent of a majority in interest of the limited partners (excluding us and any limited partner 50% or more of whose equity is owned, directly or indirectly, by us):

•	take any action in contravention of an express provision or limitation of the partnership agreement;

•

transfer of all or any portion of our general partnership interest in our operating partnership or admit any person as a successor general partner, subject to the exceptions described in “—Transfers and Withdrawals—Restrictions on Transfers by the General Partner”; or

•	voluntarily withdraw as the general partner.

Without the consent of each affected limited partner or in connection with a transfer of all of our interests in our partnership in connection with a merger, consolidation or other combination of our assets with another entity, a sale of all or substantially all of our assets or a reclassification, recapitalization or change in our outstanding stock permitted without the consent of the limited partners as described in “—Transfers and Withdrawals—Restrictions on Transfers by the General Partner,” or a permitted termination transaction, we may not enter into any contract, mortgage, loan or other agreement that expressly prohibits or restricts us or our operating partnership from performing our or its specific obligations in connection with a redemption of units or expressly prohibits or restricts a limited partner from exercising its redemption rights in full. In addition to any approval or consent required by any other provision of the partnership agreement, we may not, without the consent of each affected partner, amend the partnership agreement or take any other action that would:

•	convert a limited partner interest into a general partner interest (other than as a result of our acquisition of that interest);

•	adversely modify in any material respect the limited liability of a limited partner;

•

alter the rights of any partner to receive the distributions to which such partner is entitled, or alter the allocations specified in the partnership agreement, except to the extent permitted by the partnership agreement including in connection with the creation or issuance of any new class or series of partnership interest or to effect or facilitate a permitted termination transaction;

•

alter or modify the redemption rights of holders of common units or the related definitions specified in the partnership agreement (except as permitted under the partnership agreement to effect or facilitate a permitted termination transaction);

•

alter or modify the provisions governing the transfer of our general partnership interest in our operating partnership (except as permitted under the partnership agreement to effect or facilitate a permitted termination transaction);

•	remove certain provisions of the partnership agreement relating to the requirements for us to qualify as a REIT or permitting us to avoid paying tax under Sections 857 or 4981 of the Code; or

•

amend the provisions of the partnership agreement requiring the consent of each affected partner before taking any of the actions described above (except as permitted under the partnership agreement to effect or facilitate a permitted termination transaction).

Additional Limited Partners

We may cause our operating partnership to issue additional units in one or more classes or series or other partnership interests and to admit additional limited partners to our operating partnership from time to time, on such terms and conditions and for such capital contributions as we may establish in our sole and absolute discretion, without the approval or consent of any limited partner, including:

•	upon the conversion, redemption or exchange of any debt, units or other partnership interests or securities issued by our operating partnership;

•	for less than fair market value;

•	for no consideration;

•	in connection with any merger of any other entity into our operating partnership; or

•	upon the contribution of property or assets to our operating partnership.

The net capital contribution need not be equal for all limited partners. Each person admitted as an additional limited partner must make certain representations to each other partner relating to, among other matters, such person’s ownership of any tenant of us or our operating partnership. No person may be admitted as an additional limited partner without our consent, which we may give or withhold in our sole and absolute discretion, and no approval or consent of any limited partner is required in connection with the admission of any additional limited partner.

The partnership agreement authorizes our operating partnership to issue common units and LTIP Units, and our operating partnership may issue additional partnership interests in one or more additional classes, or one or more series of any of such classes, with such designations, preferences, conversion and other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption (including, without limitation, terms that may be senior or otherwise entitled to preference over existing units) as we may determine, in our sole and absolute discretion, without the approval of any limited partner or any other person. Without limiting the generality of the foregoing, we may specify, as to any such class or series of partnership interest, the allocations of items of partnership income, gain, loss, deduction and credit to each such class or series of partnership interest.

Ability to Engage in Other Businesses; Conflicts of Interest

The partnership agreement provides that we may not conduct any business other than in connection with the ownership, acquisition and disposition of partnership interests, the management of the business and affairs of our operating partnership, our operation as a reporting company with a class (or classes) of securities registered under the Exchange Act, our operations as a REIT, the offering, sale, syndication, private placement or public offering of stock, bonds, securities or other interests, financing or refinancing of any type related to our operating partnership or its assets or activities and such activities as are incidental to those activities discussed above. In general, we must contribute any assets or funds that we acquire to our operating partnership in exchange for additional partnership interests. We may, however, in our sole and absolute discretion, from time to time hold or acquire assets in our own name or otherwise other than through our operating partnership so long as we take commercially reasonable measures to ensure that the economic benefits and burdens of such property are otherwise vested in our operating partnership.

Distributions

Our operating partnership will distribute such amounts, at such times, as we may in our sole and absolute discretion determine:

•

first, with respect to any partnership interests that are entitled to any preference in distribution, in accordance with the rights of the holders of such class(es) of partnership interest, and, within each such class, among the holders of such class pro rata in proportion to their respective percentage interests of such class; and

•

second, with respect to any partnership interests that are not entitled to any preference in distribution, including the common units and, except as described below under “—Special Allocations and Liquidating Distributions on LTIP Units” with respect to liquidating distributions and as may be provided in any incentive award plan or any applicable award agreement, the LTIP Units, in accordance with the rights of the holders of such class(es) of partnership interest, and, within each such class, among the holders of each such class, pro rata in proportion to their respective percentage interests of such class.

Distributions payable with respect to any units that were not outstanding during the entire quarterly period in respect of which a distribution is made, other than units issued to us in connection with the issuance of shares of our common stock, will be prorated based on the portion of the period that such units were outstanding.

Allocations

Except for the special allocations to holders of LTIP Units described below under “Special Allocations and Liquidating Distributions on LTIP Units,” and subject to the rights of the holders of any other class or series of partnership interest, net income or net loss of our operating partnership will generally be allocated to our company, as the general partner, and to the limited partners in accordance with the partners’ respective percentage ownership of the aggregate outstanding common units and LTIP Units. Allocations to holders of a class or series of partnership interest will generally be made proportionately to all such holders in respect of such class or series. However, in some cases gain or loss may be disproportionately allocated to partners who have contributed appreciated property or guaranteed debt of our operating partnership. The allocations described above are subject to special rules relating to depreciation deductions and to compliance with the provisions of Sections 704(b) and 704(c) of the Code and the associated Treasury Regulations.

Special Allocations and Liquidating Distributions on LTIP Units

A partner’s initial capital account balance is equal to the amount the partner paid (or contributed to our operating partnership) for its units and is subject to subsequent adjustments, including as the result of allocations of the partner’s share of income or loss of our operating partnership. Because a holder of LTIP Units generally will not pay for the LTIP Units, the initial capital account balance attributable to such LTIP Units will be zero. However, the partnership agreement provides that holders of LTIP Units will receive special allocations of income in the event of a sale or “hypothetical sale” of the assets of our operating partnership, prior to the allocation of income to our company or other holders of common units with respect to our company’s or their common units. Such income will be allocated to holders of LTIP Units to the extent necessary to cause the capital account of a holder of LTIP Units to be economically equivalent to our company’s capital account with respect to an equal number of common units. The term “hypothetical sale” does not refer to an actual sale of our operating partnership’s assets, but refers to certain adjustments to the value of our operating partnership’s assets and the partners’ capital account balances, determined as if there had been a sale of such assets at their fair market value, as required by applicable Treasury Regulations. Further, we may delay or accelerate allocations to holders of LTIP Units, or adjust the allocation of income or loss among the holders of LTIP Units, so that, for the year during which each LTIP Unit’s distribution participation date falls, the ratio of the income and loss allocated to the LTIP Unit to the total amounts distributed with respect to each such LTIP Unit is more nearly equal to the ratio of the income and loss allocated to our company’s common units to the amounts distributed to our company with respect to its common units.

Because distributions upon liquidation of our operating partnership will be made in accordance with the partners’ respective capital account balances, not numbers of units, LTIP Units will not have full parity with common units with respect to liquidating distributions until the special allocations of income to the holders of LTIP Units in the event of a sale or “hypothetical sale” of our operating partnership’s assets causes the capital account of a holder of LTIP Units to be economically equivalent to our company’s capital account with respect to an equal number of common units. To the extent that there is not sufficient income to allocate to an LTIP unitholder’s capital account to cause such capital account to become economically equivalent to our company’s capital account with respect to an equal number of common units, or if such a sale or “hypothetical sale” does not occur, the holder’s LTIP Units will not achieve parity with common units with respect to liquidating distributions.

Borrowing by our Operating Partnership

We may cause our operating partnership to borrow money and to issue and guarantee debt as we deem necessary for the conduct of the activities of our operating partnership. Such debt may be secured, among other things, by mortgages, deeds of trust, liens or encumbrances on the properties of our operating partnership.

Reimbursements of Expenses; Transactions with General Partner and its Affiliates

We will not receive any compensation for our services as the general partner of our operating partnership. We have the same right to distributions as other holders of common units. In addition, our operating partnership must reimburse us for all amounts expended by us in connection with our operating partnership’s business, including expenses relating to the ownership of interests in and management and operation of, or for the benefit of, our operating partnership, compensation of officers and employees, including payments under future compensation plans that may provide for stock units, or phantom stock, pursuant to which our employees or employees of our operating partnership will receive payments based upon dividends on or the value of our common stock, director fees and expenses, any expenses (other than the purchase price) incurred by us in connection with the redemption or repurchase of shares of our stock, all of our costs and expenses of in connection with our operation as a reporting company (including, without limitation, costs of filings with the SEC) and reports and other distributions to our stockholders and any government agencies, all of our costs and expenses in connection with our operation as a REIT, and all of our costs and expenses in connection with the offering, sale, syndication, private placement or public offering of stock, bonds, securities or other interests and financing or refinancing of any type related to our operating partnership or its assets or activities. Any reimbursement will be reduced by the amount of any interest we earn on funds we hold on behalf of our operating partnership.

We and our affiliates may sell, transfer or convey any properties to, or purchase any property from, our operating partnership on such terms as we may determine in our sole and absolute discretion.

Exculpation and Indemnification of General Partner

The partnership agreement provides that we will not be liable to our operating partnership or any partner for any action or omission taken in our capacity as general partner, for the debts or liabilities of our operating partnership or for the obligations of our operating partnership under the partnership agreement, except for liability for our fraud, willful misconduct or gross negligence, pursuant to any express indemnity we may give to our operating partnership or in connection with a redemption as described in “—Redemption Rights of Qualifying Parties.” The partnership agreement also provides that any obligation or liability in our capacity as the general partner of our operating partnership that may arise at any time under the partnership agreement or any other instrument, transaction or undertaking contemplated by the partnership agreement will be satisfied, if at all, out of our assets or the assets of our operating partnership only, and no such obligation or liability will be personally binding upon any of our directors, stockholders, officers, employees or agents, regardless of whether such obligation or liability is in the nature of contract, tort or otherwise, and none of our directors or officers will be directly liable or accountable in damages or otherwise to the partnership, any partner or any assignee of a partner for losses sustained liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or of any act or omission or by reason of their service as such. We, as the general partner of our operating partnership, are not responsible for any misconduct or negligence on the part of our employees or agents, provided that we appoint such employees or agents in good faith. We, as the general partner of our operating partnership, may consult with legal counsel, accountants and other consultants and advisors, and any action that we take or omit to take in reliance upon the opinion of such persons, as to matters which we reasonably believe to be within their professional or expert competence, will be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

In addition, the partnership agreement requires our operating partnership to indemnify us, our directors and officers, officers of our operating partnership and any other person designated by us against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, that relate to the operations of our operating partnership, unless (i) an act or omission of the person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active and deliberate dishonesty, (ii) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful or (iii) such person actually received an improper personal benefit in violation or breach of any provision of the partnership agreement. Our operating partnership must also pay or reimburse the reasonable expenses of any such person in advance of a final disposition of the proceeding upon its receipt of a written affirmation of the person’s good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking by or on behalf of the person to repay any amounts paid or advanced if it is ultimately determined that the person did not meet the standard of conduct for indemnification. Our operating partnership is not required to indemnify or advance funds to any person with respect to any action initiated by the person seeking indemnification without our approval (except for any proceeding brought to enforce such person’s right to indemnification under the partnership agreement) or if the person is found to be liable to our operating partnership on any portion of any claim in the action.

Business Combinations of our Operating Partnership

Subject to the limitations on the transfer of our interest in our operating partnership described in “—Transfers and Withdrawals—Restrictions on Transfers by the General Partner,” we generally have the exclusive power to cause our operating partnership to merge, reorganize, consolidate, sell all or substantially all of its assets or otherwise combine its assets with another entity. However, in connection with the acquisition of properties from persons to whom our operating partnership issues units or other partnership interests as part of the purchase price, in order to preserve such persons’ tax deferral, our operating partnership may contractually agree, in general, not to sell or otherwise transfer the properties for a specified period of time, or in some instances, not to sell or otherwise transfer the properties without compensating the sellers of the properties for their loss of the tax deferral.

Redemption Rights of Qualifying Parties

Beginning on or after the date which is 14 months after the later of the completion of this offering or the date on which a person first became a holder of common units, each limited partner and some assignees of limited partners will have the right, subject to the terms and conditions set forth in the partnership agreement, to require our operating partnership to redeem all or a portion of the common units held by such limited partner or assignee in exchange for a cash amount per common unit equal to the value of one share of our common stock, determined in accordance with and subject to adjustment under the partnership agreement. Our operating partnership’s obligation to redeem common units does not arise and is not binding against our operating partnership until the sixth business day after we receive the holder’s notice of redemption or, if earlier, the day we notify the holder seeking redemption that we have declined to acquire some or all of the common units tendered for redemption. If we do not elect to acquire the common units tendered for redemption in exchange for shares of our common stock (as described below), our operating partnership must deliver the cash redemption amount, subject to certain exceptions, on or before the first business day of the month that is at least 60 calendar days after we receive the holder’s notice of redemption. Among other limitations, a limited partner or qualifying assignee may not require our operating partnership to redeem its common units if the exchange of such units for shares of our common stock would cause any person to violate the restrictions on ownership and transfer of our stock.

On or before the close of business on the fifth business day after a holder of common units gives notice of redemption to us, we may, in our sole and absolute discretion but subject to the restrictions on the ownership and transfer of our stock set forth in our charter and described in “Description of Stock—Restrictions on Ownership and Transfer,” elect to acquire some or all of the common units tendered for redemption from the tendering party in exchange for shares of our common stock, based on an exchange ratio of one share of common stock for each common unit, subject to adjustment as provided in the partnership agreement. The holder of the common units tendered for redemption must provide certain information, certifications or affidavits, representations, investment letters, opinions and other instruments to ensure compliance with the restrictions on ownership and transfer of our stock set forth in our charter and the Securities Act. The partnership agreement does not require us to register, qualify or list any shares of common stock issued in exchange for common units with the SEC, with any state securities commissioner, department or agency, under the Securities Act or the Exchange Act or with any stock exchange. Shares of our common stock issued in exchange for common units pursuant to the partnership agreement may contain legends regarding restrictions under the Securities Act and applicable state securities laws.

Transfers and Withdrawals

Restrictions on Transfers by Limited Partners

Until the expiration of 14 months after the date on which a limited partner first acquires a partnership interest, the limited partner generally may not directly or indirectly transfer all or any portion of its partnership interest without our consent, which we may give or withhold in our sole and absolute discretion, except for certain permitted transfers to certain affiliates, family members and charities, and certain pledges of partnership interests to lending institutions in connection with bona fide loans.

After the expiration of 14 months after the date on which a limited partner first acquires a partnership interest, the limited partner will have the right to transfer all or any portion of its partnership interest without our consent to any person that is an “accredited investor,” within meaning set forth in Rule 501 promulgated under the Securities Act, upon ten business days prior notice to us, subject to the satisfaction of conditions specified in the partnership agreement, including minimum transfer requirements and our right of first refusal. Unless waived by us, in our sole and absolute discretion, a transferring limited partner must also deliver an opinion of counsel reasonably satisfactory to us that the proposed transfer may be effected without registration under the Securities Act, and will not otherwise violate any state securities laws or regulations applicable to our operating partnership or the partnership interest proposed to be transferred. We may exercise our right of first refusal in connection with a proposed transfer by a limited partner within ten business days of our receipt of notice of the proposed transfer, which must include the identity and address of the proposed transferee and the amount and type of consideration proposed to be paid for the partnership interest. We may deliver all or any portion of any cash consideration proposed to be paid for a partnership interest that we acquire pursuant to our right of first refusal in the form of a note payable to the transferring limited partner not more than 180 days after our purchase of such partnership interest.

Any transferee of a limited partner’s partnership interest must assume by operation of law or express agreement all of the obligations of the transferring limited partner under the partnership agreement with respect to the transferred interest, and no transfer (other than a transfer pursuant to a statutory merger or consolidation in which the obligations and liabilities of the transferring limited partner are assumed by a successor corporation by operation of law) will relieve the transferring limited partner of its obligations under the partnership agreement without our consent, which we may give or withhold in our sole and absolute discretion.

We may take any action we determine in our sole and absolute discretion to prevent our operating partnership from being taxable as a corporation for U.S. federal income tax purposes. No transfer by a limited partner of its partnership interest, including any redemption or any acquisition of partnership interests by us or by our operating partnership or conversion of LTIP Units into common units, may be made to or by any person without our consent, which we may give or withhold in our sole and absolute discretion, if the transfer could:

•	result in our operating partnership being treated as an association taxable as a corporation for U.S. federal income tax purposes;

•	result in a termination of our operating partnership under Section 708 of the Code;

•

be treated as effectuated through an “established securities market” or a “secondary market” (or the substantial equivalent thereof) within the meaning of Section 7704 of the Code and the Treasury Regulations promulgated thereunder;

•	result in our operating partnership being unable to qualify for at least one of the “safe harbors” set forth in Section 7704 of the Code and the Treasury Regulations thereunder; or

•

based on the advice of counsel to us or our operating partnership, adversely affect our ability to continue to qualify as a REIT or subject us to any additional taxes under Sections 857 or 4981 of the Code.

Admission of Substituted Limited Partners

No limited partner has the right to substitute a transferee as a limited partner in its place. A transferee of a partnership interest of a limited partner may be admitted as a substituted limited partner only with our consent, which we may give or withhold in our sole and absolute discretion, and only if the transferee accepts all of the obligations of a limited partner under the partnership and executes such instruments as we may require to evidence such acceptance and to effect the assignee’s admission as a limited partner. Any assignee of a partnership interest that is not admitted as a limited partner will be entitled to all the rights of an assignee of a limited partnership interest under the partnership agreement and the Act, including the right to receive distributions from our operating partnership and the share of net income, net losses and other items of income, gain, loss, deduction and credit of our operating partnership attributable to the partnership interest held by the assignee and the rights to transfer and redemption of the partnership interest provided in the partnership agreement, but will not be deemed to be a limited partner or holder of a partnership interest for any other purpose under the partnership agreement or the Act, and will not be entitled to consent to or vote on any matter presented to the limited partners for approval. The right to consent or vote, to the extent provided in the partnership agreement or under the Act, will remain with the transferring limited partner.

Restrictions on Transfers by the General Partner

Except as described below, any transfer of all or any portion of our interest in our operating partnership, whether by sale, disposition, statutory merger or consolidation, liquidation or otherwise, must be approved by the consent of a majority in interest of the limited partners (excluding us and any limited partner 50% or more of whose equity is owned, directly or indirectly, by us). Subject to the rights of holders of any class or series of partnership interest, we may transfer all (but not less than all) of our general partnership interest without the consent of the limited partners in connection with a permitted termination transaction, which is a merger, consolidation or other combination of our assets with another entity, a sale of all or substantially all of our assets or a reclassification, recapitalization or change in any outstanding shares of our stock, if:

•

in connection with such event, all of the limited partners will receive or have the right to elect to receive, for each common unit, the greatest amount of cash, securities or other property paid to a holder of one share of our common stock (subject to adjustment in accordance with the partnership agreement) in the transaction and, if a purchase, tender or exchange offer is made and accepted by holders of our common stock in connection with the event, each holder of common units receives, or has the right to elect to receive, the greatest amount of cash, securities or other property that the holder would have received if it had exercised its redemption right and received shares of our common stock in exchange for its common units immediately before the expiration of the purchase, tender or exchange offer and had accepted the purchase, tender or exchange offer; or

•

substantially all of the assets of our operating partnership will be owned by a surviving entity (which may be our operating partnership) in which the limited partners of our operating partnership holding common units immediately before the event will hold a percentage interest based on the relative fair market value of the net assets of our operating partnership and the other net assets of the surviving entity immediately before the event, which interest will be on terms that are at least as favorable as the terms of the common units in effect immediately before the event and as those applicable to any other limited partners or non-managing members of the surviving entity and will include a right to redeem interests in the surviving entity for the consideration described in the preceding bullet or cash on similar terms as those in effect with respect to the common units immediately before the event, or, if common equity securities of the person controlling the surviving entity are publicly traded, such common equity securities.

We may also transfer all (but not less than all) of our interest in our operating partnership to an affiliate of us without the consent of any limited partner, subject to the rights of holders of any class or series of partnership interest.

In addition, any transferee of our interest in our operating partnership must be admitted as a general partner of our operating partnership, assume, by operation of law or express agreement, all of our obligations as general partner under the partnership agreement, accept all of the terms and conditions of the partnership agreement and execute such instruments as may be necessary to effectuate the transferee’s admission as a general partner.

Restrictions on Transfers by Any Partner

Any transfer or purported transfer of a partnership interest other than in accordance with the partnership agreement will be void. Partnership interests may be transferred only on the first day of a fiscal quarter, and no partnership interest may be transferred to any lender under certain nonrecourse loans to us or our operating partnership, in either case, unless we otherwise consent, which we may give or withhold in our sole and absolute discretion. No transfer of any partnership interest, including in connection with any redemption or acquisition of units by us or by our operating partnership or any conversion of LTIP Units into common units, may be made:

•	to a person or entity that lacks the legal right, power or capacity to own the partnership interest;

•	in violation of applicable law;

•

without our consent, which we may give or withhold in our sole and absolute discretion, of any component portion of a partnership interest, such as a partner’s capital account or rights to distributions, separate and apart from all other components of the partner’s interest in our operating partnership;

•

if the proposed transfer could cause us or any of our affiliates to fail to comply with the requirements under the Code for qualifying as a REIT or as a “qualified REIT subsidiary” (within the meaning of Code Section 856(i)(2));

•

without our consent, which we may give or withhold in our sole and absolute discretion, if the proposed transfer could, based on the advice of counsel to us or our operating partnership, cause a termination of our operating partnership for U.S. federal or state income tax purposes (other than a result of the redemption or acquisition by us of all units held by limited partners);

•

if the proposed transfer could, based on the advice of legal counsel to us or our operating partnership, cause our operating partnership to cease to be classified as a partnership for U.S. federal income tax purposes (other than as a result of the redemption or acquisition by us of all units held by all limited partners);

•

if the proposed transfer would cause our operating partnership to become, with respect to any employee benefit plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended, or ERISA, a “party-in-interest” for purposes of ERISA or a “disqualified person” as defined in Section 4975(c) of the Code;

•

if the proposed transfer could, based on the advice of counsel to us or our operating partnership, cause any portion of the assets of our operating partnership to constitute assets of any employee benefit plan pursuant to applicable regulations of the United States Department of Labor;

•	if the proposed transfer requires the registration of the partnership interest under any applicable federal or state securities laws;

•

without our consent, which we may give or withhold in our sole and absolute discretion, if the proposed transfer could (1) be treated as effectuated through an “established securities market” or a “secondary market” (or the substantial equivalent thereof) within the meaning of Section 7704 of the Code and the Treasury Regulations promulgated thereunder, (2) cause our operating partnership to become a “publicly traded partnership,” as that term is defined in Sections 469(k)(2) or 7704(b) of the Code, or (3) cause our operating partnership to fail to qualify for at least one of the “safe harbors” within the meaning of Section 7704 of the Code and the Treasury Regulations thereunder;

•	if the proposed transfer would cause our operating partnership (as opposed to us) to become a reporting company under the Exchange Act; or

•	if the proposed transfer subjects our operating partnership to regulation under the Investment Company Act of 1940, the Investment Advisors Act of 1940 or ERISA, each as amended.

Withdrawal of Partners

We may not voluntarily withdraw as the general partner of our operating partnership without the consent of a majority in interest of the limited partners (excluding us and any limited partner 50% or more of whose equity is owned, directly or indirectly, by us) other than upon the transfer of our entire interest in our operating partnership and the admission of our successor as a general partner of our operating partnership. A limited partner may withdraw from our operating partnership only as a result of a transfer of the limited partner’s entire partnership interest in accordance with the partnership agreement and the admission of the limited partner’s successor as a limited partner of our operating partnership or as a result of the redemption or acquisition by us of the limited partner’s entire partnership interest.

Amendment of the Partnership Agreement

Except as described below and amendments requiring the consent of each affected partner described in “—Restrictions on General Partner’s Authority,” amendments to the partnership agreement must be approved by us and by a majority in interest of the partners entitled to vote thereon, including us and our subsidiaries. Amendments to the partnership agreement may be proposed only by us or by limited partners holding 25% or more of the partnership interests held by limited partners. Following such a proposal, we must submit any proposed amendment that requires the consent, approval or vote of any partners to the partners entitled to vote on the amendment for approval and seek the consent of such partners to the amendment.

We may, without the approval or consent of any limited partner or any other person but subject to the rights of holders of any additional class or series of partnership interest, amend the partnership agreement as may be required to facilitate or implement any of the following purposes:

•	to add to our obligations as general partner or surrender any right or power granted to us or any of our affiliates for the benefit of the limited partners;

•

to reflect the admission, substitution or withdrawal of partners, the transfer of any partnership interest, the termination of our operating partnership in accordance with the partnership agreement or the adjustment of the number of outstanding LTIP Units, or a subdivision or combination of outstanding LTIP Units, to maintain a one-for-one conversion and economic equivalence between LTIP Units and common units;

•

to reflect a change that is of an inconsequential nature or does not adversely affect the limited partners in any material respect, or to cure any ambiguity, correct or supplement any provision in the partnership agreement that is not inconsistent with law or with other provisions of the partnership agreement, or make other changes with respect to matters arising under the partnership agreement that will not be inconsistent with law or with the provisions of the partnership agreement;

•

to set forth or amend the designations, preferences, conversion and other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption of the holders any additional classes or series of partnership interest;

•	to satisfy any requirements, conditions or guidelines contained in any order, directive, opinion, ruling or regulation of a federal or state agency or contained in federal or state law;

•

to reflect such changes as are reasonably necessary for us to maintain our status as a REIT or satisfy the requirements for us to qualify as a REIT or to reflect the transfer of all or any part of a partnership interest among us and any entity that is disregarded with respect to us for U.S. federal income tax purposes;

•

to modify the manner in which items of net income or net loss are allocated or the manner in which capital accounts are adjusted, computed, or maintained (but in each case only to the extent provided by the partnership agreement and permitted by applicable law);

•	to reflect the issuance of additional partnership interests;

•	to implement certain procedures in connection with any equity incentive plan we may adopt;

•

to reflect any other modification to the partnership agreement as is reasonably necessary for the business or operations of us or our operating partnership and that does not require the consent of each affected partner as described in “—Restrictions on General Partner’s Authority”; and

•

to effect or facilitate a permitted termination transaction, including modification of the redemption rights of holders of common units to provide that the holders of interests in the surviving entity will have the rights described in “—Transfers and Withdrawals—Restrictions on Transfers by the General Partner” after a permitted termination transaction.

Certain amendments to the partnership agreement must be approved by limited partners holding LTIP Units, as described in “—LTIP Units—Voting Rights.”

Procedures for Actions and Consents of Partners

Meetings of partners may be called only by us, to transact any business that we determine. Notice of any meeting and the nature of the business to be transacted at the meeting must be given to all partners entitled to act at the meeting not less than seven days nor more than 60 days before the date of the meeting. Unless approval by a different number or proportion of the partners is required by the partnership agreement, the affirmative vote of the partners holding a majority of the outstanding partnership interests held by partners entitled to act on any proposal is sufficient to approve the proposal at a meeting of the partners. Partners may vote in person or by proxy. Each meeting of partners will be conducted by us or any other person we appoint, pursuant to rules for the conduct of the meeting determined by the person conducting the meeting. Whenever the vote, approval or consent of partners is permitted or required under the partnership agreement, such vote, approval or consent may be given at a meeting of partners, and any action requiring the approval or consent of any partner or group of partners or that is otherwise required or permitted to be taken at a meeting of the partners may be taken without a meeting if a consent in writing or by electronic transmission setting forth the action so taken, approved or consented to is given by partners whose affirmative vote would be sufficient to approve such action or provide such approval or consent at a meeting of the partners. If we seek partner approval of or consent to any matter in writing or by electronic transmission, we may require a response within a reasonable specified time, but not less than fifteen days, and failure to respond in such time period will constitute a partner’s consent consistent with our recommendation, if any, with respect to the matter.

Dissolution

Our operating partnership will dissolve, and its affairs will be wound up, upon the first to occur of any of the following:

•

the removal or withdrawal of the last remaining general partner in accordance with the partnership agreement, the withdrawal of the last remaining general partner in violation of the partnership agreement or the involuntary withdrawal of the last remaining general partner as a result of such general partner’s death, adjudication of incompetency, dissolution or other termination of legal existence or the occurrence of certain events relating to the bankruptcy or insolvency of such general partner unless, within ninety days after any such withdrawal, a majority in interest of the remaining partners agree in writing, in their sole and absolute discretion, to continue our operating partnership and to the appointment, effective as of the date of such withdrawal, of a successor general partner;

•	an election to dissolve our operating partnership by us, in our sole and absolute discretion, with or without the consent of a majority in interest of the partners;

•	the entry of a decree of judicial dissolution of our operating partnership pursuant to the Act; or

•	the redemption or other acquisition by us or our operating partnership of all of the outstanding partnership interests other than partnership interests held by us.

Upon dissolution we or, if there is no remaining general partner, a liquidator will proceed to liquidate the assets of our operating partnership and apply the proceeds from such liquidation in the order of priority set forth in the partnership agreement and among holders of partnership interests in accordance with their capital account balances.

Tax Matters

Pursuant to the partnership agreement, we, as the general partner, are the tax matters partner of our operating partnership, and in such capacity, have the authority to handle tax audits on behalf of our operating partnership. In addition, as the general partner, we have the authority to arrange for the preparation and filing of our operating partnership’s tax returns and to make tax elections under the Code on behalf of our operating partnership.

LTIP Units

Our operating partnership is authorized to issue a class of units of partnership interest designated as “LTIP Units.” We may cause our operating partnership to issue LTIP Units to persons who provide services to or for the benefit of our operating partnership, for such consideration or for no consideration as we may determine to be appropriate, and we may admit such persons as limited partners of our operating partnership, without the approval or consent of any limited partner. Further, we may cause our operating partnership to issue LTIP Units in one or more classes or series, with such terms as we may determine, without the approval or consent of any limited partner. LTIP Units may be subject to vesting, forfeiture and restrictions on transfer and receipt of distributions pursuant to the terms of any applicable equity-based plan and the terms of any award agreement relating to the issuance of the LTIP Units.

Conversion Rights

Vested LTIP Units are convertible at the option of each limited partner and some assignees of limited partners (in each case, that hold vested LTIP Units) into common units, upon notice to us and our operating partnership, to the extent that the capital account balance of the LTIP unitholder with respect to all of his or her

LTIP Units is at least equal to our capital account balance with respect to an equal number of common units. We may cause our operating partnership to convert vested LTIP Units eligible for conversion into an equal number of common units at any time, upon at least 10 and not more than 60 days’ notice to the holder of the LTIP Units.

If we or our operating partnership is party to a transaction, including a merger, consolidation, sale of all or substantially all of our assets or other business combination, as a result of which common units are exchanged for or converted into the right, or holders of common units are otherwise entitled, to receive cash, securities or other property (or any combination thereof), we must cause our operating partnership to convert any vested LTIP Units then eligible for conversion into common units immediately before the transaction, taking into account any special allocations of income that would be made as a result of the transaction. Our operating partnership must use commercially reasonable efforts to cause each limited partner (other than a party to such a transaction or an affiliate of such a party) holding LTIP Units that will be converted into common units in such a transaction to be afforded the right to receive the same kind and amount of cash, securities and other property (or any combination thereof) for such common units that each holder of common units receives in the transaction. If holders of common units have the opportunity to elect the form or type of consideration to be received in any such transaction, we must give prompt written notice to each limited partner holding LTIP Units of such opportunity and use commercially reasonable efforts to allow limited partners holding LTIP Units the opportunity to make such elections with respect to the common units that each such limited partner will receive upon conversion of his or her LTIP Units. If an LTIP unitholder fails to make such an election, he or she will receive the same kind and amount of consideration that a holder of common units would receive if such holder failed to make such an election. Subject to the terms of an applicable incentive award plan and/or award agreement, our operating partnership must also use commercially reasonable efforts to enter into an agreement with the successor or purchasing entity in any such transaction for the benefit of the limited partners holding LTIP Units, enabling the limited partners holding LTIP Units that remain outstanding after such a transaction to convert their LTIP Units into securities as comparable as reasonably possible under the circumstances to common units and preserving as far as reasonably possible under the circumstances the distribution, special allocation, conversion, and other rights set forth in the partnership agreement for the benefit of the LTIP unitholders.

Any conversion of LTIP Units into common units will be effective as of the close of business on the effective date of the conversion.

Transfer

Unless an applicable equity-based plan or the terms of an award agreement specify additional restrictions on transfer of LTIP Units, LTIP Units are transferable to the same extent as common units, as described above in “—Transfers and Withdrawals.”

Voting Rights

Limited partners holding LTIP Units are entitled to vote together as a class with limited partners holding common units on all matters on which limited partners holding common units are entitled to vote or consent, and may cast one vote for each LTIP Unit so held.

Adjustment of LTIP Units

If our operating partnership takes certain actions, including making a distribution of units on all outstanding common units, combining or subdividing the outstanding common units into a different number of common units or reclassifying the outstanding common units, we must adjust the number of outstanding LTIP Units or subdivide or combine outstanding LTIP Units to maintain a one-for-one conversion ratio and economic equivalence between common units and LTIP Units.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations regarding our company and holders of our common stock. For the purposes of this discussion, references to “we,” “our” and “us” mean only Rexford Industrial Realty, Inc., and do not include any of its subsidiaries, except as otherwise indicated. This summary is for general information only and is not tax advice. The information in this summary is based on:

•	The Internal Revenue Code of 1986, as amended, or the Code;

•	current, temporary and proposed Treasury Regulations promulgated under the Code;

•	the legislative history of the Code;

•	current administrative interpretations and practices of the Internal Revenue Service, or the IRS; and

•	court decisions

in each case, as of the date of this prospectus. In addition, the administrative interpretations and practices of the IRS include its practices and policies as expressed in private letter rulings that are not binding on the IRS except with respect to the particular taxpayers who requested and received those rulings. Future legislation, Treasury Regulations, administrative interpretations and practices and/or court decisions may adversely affect the tax considerations contained in this discussion. Any such change could apply retroactively to transactions preceding the date of the change. We have not requested and do not intend to request a ruling from the IRS that we qualify as a REIT, and the statements in this prospectus are not binding on the IRS or any court. Thus, we can provide no assurance that the tax considerations contained in this discussion will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. This summary does not discuss any state, local or non-U.S. tax consequences, or any tax consequences arising under any federal tax other than the income tax, associated with the purchase, ownership, or disposition of our common stock, or our election to be taxed as a REIT.

You are urged to consult your tax advisors regarding the tax consequences to you of:

•	the purchase, ownership or disposition of our common stock including the federal, state, local, non-U.S. and other tax consequences;

•	our election to be taxed as a REIT for federal income tax purposes; and

•	potential changes in applicable tax laws.

Taxation of Our Company

General

We intend to elect and qualify to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ending December 31, 2013. We believe that we are organized and will operate in a manner that will allow us to qualify for taxation as a REIT under the Code commencing with our taxable year ending December 31, 2013, and we intend to continue to be organized and operate in this manner. However, qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code, including through actual annual operating results, asset composition, distribution levels and diversity of stock ownership. Accordingly, no assurance can be given that we have been organized and will operate, or will continue to be organized and operate, in a manner so as to qualify or remain qualified as a REIT. See “—Taxation of Our Company—Failure to Qualify.”

The sections of the Code and the corresponding Treasury Regulations that relate to qualification and taxation as a REIT are highly technical and complex. The following sets forth certain material aspects of the sections of the Code that govern the federal income tax treatment of a REIT and the holders of its common stock. This summary is qualified in its entirety by the applicable Code provisions, relevant rules and regulations promulgated under the Code, and administrative and judicial interpretations of the Code and these rules and regulations.

Latham & Watkins LLP has acted as our tax counsel in connection with this prospectus and our election to be taxed as a REIT. Latham & Watkins LLP will render an opinion to us to the effect that, commencing with our taxable year ending December 31, 2013, we will be organized in conformity with the requirements for qualification and taxation as a REIT under Sections 856 through 860 of the Code, and our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT under Sections 856 through 860 of the Code for such taxable year and thereafter. It must be emphasized that this opinion was based on various assumptions and representations as to factual matters, including representations made by us in a factual certificate provided by one of our officers. In addition, this opinion was based upon our factual representations set forth in this prospectus. Moreover, our qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code, which are discussed below, including through actual annual operating results, asset composition, distribution levels and diversity of stock ownership, the results of which will not be reviewed by Latham & Watkins LLP. Accordingly, no assurance can be given that our actual results of operation for any particular taxable year will satisfy those requirements. Further, the anticipated U.S. federal income tax treatment described in this prospectus may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. Latham & Watkins LLP has no obligation to update its opinion subsequent to its date.

Provided we qualify for taxation as a REIT, we generally will not be required to pay federal corporate income taxes on our net income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” that ordinarily results from investment in a C corporation. A C corporation is a corporation that generally is required to pay tax at the corporate level. Double taxation means taxation once at the corporate-level when income is earned and once again at the stockholder level when the income is distributed.

We will, however, be required to pay federal income tax as follows:

•	First, we will be required to pay tax at regular corporate rates on any undistributed net taxable income, including undistributed net capital gains.

•	Second, we may be required to pay the “alternative minimum tax” on our items of tax preference under some circumstances.

•

Third, if we have (1) net income from the sale or other disposition of “foreclosure property” held primarily for sale to customers in the ordinary course of business or (2) other nonqualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income. To the extent that income from foreclosure property is otherwise qualifying income for purposes of the 75% gross income test, this tax is not applicable. Subject to certain other requirements, foreclosure property generally is defined as property we acquired through foreclosure or after a default on a loan secured by the property or a lease of the property.

•

Fourth, we will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other taxable dispositions of property, other than foreclosure property, held as inventory or primarily for sale to customers in the ordinary course of business.

•	Fifth, if we fail to satisfy the 75% gross income test or the 95% gross income test, as described below, but have otherwise maintained our qualification as a REIT because certain other requirements are met, we will be required to pay a tax equal to (1) the greater of (A) the amount by which we fail to satisfy the 75% gross income test and (B) the amount by which we fail to satisfy the 95% gross income test, multiplied by (2) a fraction intended to reflect our profitability.

•

Sixth, if we fail to satisfy any of the asset tests (other than a de minimis failure of the 5% or 10% asset test), as described below, due to reasonable cause and not due to willful neglect, and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets that caused us to fail such test.

•

Seventh, if we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a violation of the gross income tests or certain violations of the asset tests, as described below) and the violation is due to reasonable cause and not due to willful neglect, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure.

•

Eighth, we will be required to pay a 4% excise tax to the extent we fail to distribute during each calendar year at least the sum of (1) 85% of our ordinary income for the year, (2) 95% of our capital gain net income for the year, and (3) any undistributed taxable income from prior periods.

•

Ninth, if we acquire any asset from a corporation that is or has been a C corporation in a transaction in which the basis of the asset in our hands is less than the fair market value of the asset, in each case determined at the time we acquired the asset, and we subsequently recognize gain on the disposition of the asset during the ten-year period beginning on the date on which we acquired the asset, then we will be required to pay tax at the highest regular corporate tax rate on this gain to the extent of the excess of (1) the fair market value of the asset over (2) our adjusted basis in the asset, in each case determined as of the date on which we acquired the asset. The results described in this paragraph with respect to the recognition of gain assume that the C corporation will refrain from making an election to receive different treatment under applicable Treasury Regulations on its tax return for the year in which we acquire the asset from the C corporation. The IRS has issued Proposed Treasury Regulations which would exclude from the application of this built-in gains tax any gain from the sale of property acquired by us in an exchange under Section 1031 (a like kind exchange) or 1033 (an involuntary conversion) of the Code. These Proposed Treasury Regulations will not be effective unless they are issued in their final form, and as of the date of this prospectus, it is not possible to determine whether the proposed regulations will be finalized in their current form or at all.

•	Tenth, entities we own that are C corporations, including any “taxable REIT subsidiaries,” generally will be required to pay federal corporate income tax on their earnings.

•

Eleventh, we will be required to pay a 100% tax on any “redetermined rents,” “redetermined deductions” or “excess interest.” See “—Taxation of Our Company—Penalty Tax.” In general, redetermined rents are rents from real property that are overstated as a result of services furnished to any of our tenants by a taxable REIT subsidiary of ours. Redetermined deductions and excess interest generally represent amounts that are deducted by a taxable REIT subsidiary of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations.

Requirements for Qualification as a REIT

The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	that issues transferable shares or transferable certificates to evidence its beneficial ownership;

(3)	that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code;

(4)	that is not a financial institution or an insurance company within the meaning of certain provisions of the Code;

(5)	that is beneficially owned by 100 or more persons;

(6)	not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, including certain specified entities, during the last half of each taxable year; and

(7)	that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT, which is expected to be 2014 in our case. For purposes of condition (6), the term “individual” includes a supplemental unemployment compensation benefit plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes, but generally does not include a qualified pension plan or profit sharing trust.

We believe we have been organized, will operate and will issue sufficient shares of common stock with sufficient diversity of ownership to allow us to satisfy conditions (1) through (7) inclusive, during the relevant time periods. In addition, our charter provides for restrictions regarding ownership and transfer of our shares which are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. These share ownership and transfer restrictions are described under “Description of Stock—Restrictions on Ownership and Transfer” in this prospectus. These restrictions, however, do not ensure that we will, in all cases, satisfy, the share ownership requirements described in (5) and (6) above. If we fail to satisfy these share ownership requirements, except as provided in the next sentence, our status as a REIT will terminate. If, however, we comply with the rules contained in applicable Treasury Regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement. See “—Taxation of Our Company—Failure to Qualify.”

In addition, we may not maintain our status as a REIT unless our taxable year is the calendar year. We have and will continue to have a calendar taxable year.

Ownership of Interests in Partnerships, Limited Liability Companies and Qualified REIT Subsidiaries

In the case of a REIT which is a partner in a partnership or a member in a limited liability company treated as a partnership for federal income tax purposes, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership or limited liability company, as the case may be, based on its interest in partnership capital, subject to special rules relating to the 10% asset test described below. Also, the REIT will be deemed to be entitled to its proportionate share of the income of that entity. The assets and gross income of the partnership or limited liability company retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, our pro rata share of the assets and items of income of our operating partnership, including our operating partnership’s share of these items of any partnership or limited liability company treated as a partnership or disregarded entity for federal income tax purposes in which it owns an interest, is treated as our assets and items of income for purposes of applying the requirements described in this discussion, including the gross income and asset tests described below. A brief summary of the rules governing the federal income taxation of partnerships and limited liability companies is set forth below in “—Tax Aspects of Our Operating Partnership, the Subsidiary Partnerships and the Limited Liability Companies.”

We have control of our operating partnership and intend to control any of its subsidiary partnerships and limited liability companies, and we intend to operate them in a manner consistent with the requirements for our qualification as a REIT. We may from time to time be a limited partner or non-managing member in a partnership or limited liability company. If a partnership or limited liability company in which we own an interest takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify as a REIT unless we were entitled to relief, as described below.

We may from time to time own and operate certain properties through wholly owned subsidiaries that we intend to be treated as “qualified REIT subsidiaries” under the Code. A corporation will qualify as our qualified REIT subsidiary if we own 100% of the corporation’s outstanding stock and do not elect with the subsidiary to treat it as a “taxable REIT subsidiary,” as described below. A qualified REIT subsidiary is not treated as a separate corporation, and all assets, liabilities and items of income, gain, loss, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and items of income, gain, loss, deduction and credit of the parent REIT for all purposes under the Code, including all REIT qualification tests. Thus, in applying the federal tax requirements described in this discussion, any qualified REIT subsidiaries we own are ignored, and all assets, liabilities and items of income, gain, loss, deduction and credit of such corporations are treated as our assets, liabilities and items of income, gain, loss, deduction and credit. A qualified REIT subsidiary is not subject to federal income tax, and our ownership of the stock of a qualified REIT subsidiary does not violate the restrictions on ownership of securities, as described below under “—Taxation of Our Company—Asset Tests.”

Ownership of Interests in Taxable REIT Subsidiaries

We will own interests in one or more taxable REIT subsidiaries and may acquire securities in additional taxable REIT subsidiaries in the future. A taxable REIT subsidiary is a corporation other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a taxable REIT subsidiary. If a taxable REIT subsidiary owns more than 35% of the total voting power or value of the outstanding securities of another corporation, such other corporation will also be treated as a taxable REIT subsidiary. Other than some activities relating to lodging and health care facilities, a taxable REIT subsidiary may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. A taxable REIT subsidiary is subject to federal income tax as a regular C corporation. In addition, a taxable REIT subsidiary may be prevented from deducting interest on debt funded directly or indirectly by its parent REIT if certain tests regarding the taxable REIT subsidiary’s debt to equity ratio and interest expense are not satisfied. A REIT’s ownership of securities of a taxable REIT subsidiary is not subject to the 5% or 10% asset test described below, and their operations will be subject to the provisions described above. See “—Taxation of Our Company—Asset Tests.”

Income Tests

We must satisfy two gross income requirements annually to maintain our qualification as a REIT. First, in each taxable year we must derive directly or indirectly at least 75% of our gross income (excluding gross income from prohibited transactions, certain hedging transactions and certain foreign currency gains) from investments relating to real property or mortgages on real property, including “rents from real property,” interest on obligations adequately secured by mortgages on real property, and certain types of temporary investments.

Second, in each taxable year we must derive at least 95% of our gross income (excluding gross income from prohibited transactions, certain hedging transactions and certain foreign currency gains) from the real property investments described above or dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing.

Rents we receive from a tenant will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a REIT described above only if all of the following conditions are met:

•

The amount of rent is not based in whole or in part on the income or profits of any person. However, an amount we receive or accrue generally will not be excluded from the term “rents from real property” solely because it is based on a fixed percentage or percentages of receipts or sales;

•

Neither we nor an actual or constructive owner of 10% or more of our stock actually or constructively owns 10% or more of the interests in the assets or net profits of a non-corporate tenant, or, if the tenant is a corporation, 10% or more of the total combined voting power of all classes of stock entitled to vote or 10% or more of the total value of all classes of stock of the tenant. Rents we receive from such a tenant that is a taxable REIT subsidiary of ours, however, will not be excluded from the definition of “rents from real property” as a result of this condition if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the taxable REIT subsidiary are substantially comparable to rents paid by our other tenants for comparable space. Whether rents paid by a taxable REIT subsidiary are substantially comparable to rents paid by other tenants is determined at the time the lease with the taxable REIT subsidiary is entered into, extended, and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a “controlled taxable REIT subsidiary” is modified and such modification results in an increase in the rents payable by such taxable REIT subsidiary, any such increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled taxable REIT subsidiary” is a taxable REIT subsidiary in which the parent REIT owns stock possessing more than 50% of the voting power or more than 50% of the total value of the outstanding stock of such taxable REIT subsidiary;

•

Rent attributable to personal property, leased in connection with a lease of real property, is not greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of the rent attributable to personal property will not qualify as “rents from real property”; and

•

We generally do not operate or manage the property or furnish or render services to our tenants, subject to a 1% de minimis exception and except as provided below. We are permitted, however, to perform directly certain services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Examples of these permitted services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas. In addition, we are permitted to employ an independent contractor from whom we derive no revenue to provide customary services to our tenants, or a taxable REIT subsidiary, which may be wholly or partially owned by us, to provide both customary and non-customary services to our tenants without causing the rent we receive from those tenants to fail to qualify as “rents from real property.” Any amounts we receive from a taxable REIT subsidiary with respect to the taxable REIT subsidiary’s provision of non-customary services will, however, be nonqualifying income under the 75% gross income test and, except to the extent received through the payment of dividends, the 95% gross income test.

We generally do not intend, and as a general partner of our operating partnership, do not intend to permit our operating partnership, to take actions we believe will cause us to fail to satisfy the rental conditions described above. However, we may intentionally fail to satisfy some of these conditions to the extent the failure will not, based on the advice of our tax counsel, jeopardize our tax status as a REIT. In addition, with respect to the limitation on the rental of personal property, we have not obtained appraisals of the real property and personal property leased to tenants. Accordingly, there can be no assurance that the IRS will not disagree with our determinations of the value of such property.

Income we receive that is attributable to the use of parking spaces at the properties will generally constitute rents from real property for purposes of the gross income tests if certain services we provide with respect to the parking spaces are performed by independent contractors from whom we derive no revenue, either directly or indirectly, or by a taxable REIT subsidiary, and certain other conditions are met. We believe that the income we receive that is attributable to parking spaces meets these tests and, accordingly, will constitute rents from real property for purposes of the gross income tests.

For purposes of the gross income tests, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales. Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test to the extent that the underlying obligation is secured by a mortgage on real property. If we receive interest income with respect to a mortgage loan that is secured by both real property and other property and the loan is not fully secured by real property, the interest income must be apportioned between the real property and the other property, and our income from the arrangement will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property security. In this case, we would be required to apportion our annual interest income to the real property security based on a fraction, the numerator of which is the value of the real property securing the loan, determined when we commit to acquire the loan, and the denominator of which is the highest “principal amount” of the loan during the year. Even if a loan is not secured by real property or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test.

From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Income from a hedging transaction, including gain from the sale or disposition of such a transaction, that is clearly identified as a hedging transaction as specified in the Code, will not constitute gross income and thus will be exempt from the 75% and 95% gross income tests. The term “hedging transaction,” as used above, generally means any transaction we enter into in the normal course of our business primarily to manage risk of (1) interest rate changes or fluctuations with respect to borrowings made or to be made by us to acquire or carry real estate assets, or (2) currency fluctuations with respect to an item of qualifying income under the 75% or 95% gross income test or any property which generates such income. To the extent that we do not properly identify such transactions as hedges or we hedge with other types of financial instruments, the income from those transactions is not likely to be treated as qualifying income for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

To the extent we receive dividends from a taxable REIT subsidiary, we generally will derive our allocable share of such dividend income through our interest in our operating partnership. Such dividend income will qualify under the 95%, but not the 75%, gross income test.

We will monitor the amount of our nonqualifying income and will take actions intended to keep such income within the limitations of the gross income tests. Although we expect these actions will be sufficient to prevent a violation of the gross income tests, we cannot guarantee that such actions will in all cases prevent such a violation.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under certain provisions of the Code. We generally may make use of the relief provisions if:

•

following our identification of the failure to meet the 75% or 95% gross income tests for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income tests for such taxable year in accordance with Treasury Regulations to be issued; and

•	our failure to meet these tests was due to reasonable cause and not due to willful neglect.

It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally accrue or receive exceeds the limits on nonqualifying income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. As discussed above in “—Taxation of Our Company—General,” even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our nonqualifying income. We may not always be able to comply with the gross income tests for REIT qualification despite periodic monitoring of our income.

Prohibited Transaction Income

Any gain that we realize on the sale of property held as inventory or otherwise held primarily for sale to customers in the ordinary course of business, including our share of any such gain realized by our operating partnership, either directly or through its subsidiary partnerships and limited liability companies, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax, unless certain safe harbor exceptions apply. This prohibited transaction income may also adversely affect our ability to satisfy the gross income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. Our operating partnership intends to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing and owning its properties and to make occasional sales of the properties as are consistent with our operating partnership’s investment objectives. We do not intend to enter into any sales that are prohibited transactions. However, the IRS may successfully contend that some or all of the sales made by our operating partnership or its subsidiary partnerships or limited liability companies are prohibited transactions. We would be required to pay the 100% penalty tax on our allocable share of the gains resulting from any such sales.

Penalty Tax

Any redetermined rents, redetermined deductions or excess interest we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of our tenants by a taxable REIT subsidiary of ours, and redetermined deductions and excess interest represent any amounts that are deducted by a taxable REIT subsidiary of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations. Rents we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code.

If a taxable REIT subsidiary of ours provides services to our tenants, we intend to set the fees paid to any such taxable REIT subsidiary for such services at arm’s length rates, although the fees paid may not satisfy the safe-harbor provisions referenced above. These determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully made such an assertion, we would be required to pay a 100% penalty tax on the excess of an arm’s length fee for tenant services over the amount actually paid.

Asset Tests

At the close of each calendar quarter of our taxable year, we must also satisfy four tests relating to the nature and diversification of our assets. First, at least 75% of the value of our total assets must be represented by real estate assets, cash, cash items and government securities. For purposes of this test, the term “real estate assets” generally means real property (including interests in real property and interests in mortgages on real property) and shares (or transferable certificates of beneficial interest) in other REITs, as well as any stock or debt instrument attributable to the investment of the proceeds of a stock offering or a public offering of debt with a term of at least five years, but only for the one-year period beginning on the date the REIT receives such proceeds.

Second, not more than 25% of the value of our total assets may be represented by securities (including securities of one or more taxable REIT subsidiaries), other than those securities includable in the 75% asset test.

Third, of the investments included in the 25% asset class, and except for investments in any other REITs, any qualified REIT subsidiaries and taxable REIT subsidiaries, the value of any one issuer’s securities may not exceed 5% of the value of our total assets, and we may not own more than 10% of the total vote or value of the outstanding securities of any one issuer except, in the case of the 10% value test, securities satisfying the “straight debt” safe-harbor or securities issued by a partnership that itself would satisfy the 75% income test if it were a REIT. Certain types of securities we may own are disregarded as securities solely for purposes of the 10% value test, including, but not limited to, any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, solely for purposes of the 10% value test, the determination of our interest in the assets of a partnership or limited liability company in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Code.

Fourth, not more than 25% of the value of our total assets may be represented by the securities of one or more taxable REIT subsidiaries. Our operating partnership may own the stock of certain corporations that elect, together with us, to be treated as our taxable REIT subsidiaries. So long as each of these companies qualifies as a taxable REIT subsidiary, we will not be subject to the 5% asset test, the 10% voting securities limitation or the 10% value limitation with respect to our ownership of their stock. We intend that the aggregate value of our taxable REIT subsidiaries will not exceed 25% of the aggregate value of our gross assets. There can be no assurance that the IRS will not disagree with our determinations of value of such assets.

In the event that we invest in a mortgage loan that is not fully secured by real property, only a portion of the mortgage loan may be treated as a real estate asset for purposes of the 75% asset test. Pursuant to Revenue Procedure 2011-16, the IRS has announced that it will not challenge a REIT’s treatment of a loan as a real estate asset in its entirety to the extent that the value of the loan is equal to or less than the value of the real property securing the loan at the relevant testing date. However, uncertainties exist regarding the application of Revenue Procedure 2011-16, particularly with respect to the proper treatment under the asset tests of mortgage loans acquired at a discount that increase in value following their acquisition, and no assurance can be given that the IRS would not challenge our treatment of such assets.

The asset tests must be satisfied at the close of each calendar quarter of our taxable year in which we (directly or through our operating partnership) acquire securities in the applicable issuer, and also at the close of each calendar quarter in which we increase our ownership of securities of such issuer (including as a result of increasing our interest in our operating partnership). For example, our indirect ownership of securities of each issuer will increase as a result of our capital contributions to our operating partnership or as limited partners exercise their redemption/exchange rights. After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy an asset test because we acquire securities or other property during a quarter (including as a result of an increase in our interest in our operating partnership), we may cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests. If we fail to cure any noncompliance with the asset tests within the 30 day cure period, we would cease to qualify as a REIT unless we are eligible for certain relief provisions discussed below.

Certain relief provisions may be available to us if we discover a failure to satisfy the asset tests described above after the 30 day cure period. Under these provisions, we will be deemed to have met the 5% and 10% asset tests if the value of our nonqualifying assets (i) does not exceed the lesser of (a) 1% of the total value of our assets at the end of the applicable quarter or (b) $10,000,000, and (ii) we dispose of the nonqualifying assets or otherwise satisfy such tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued. For violations of any of the asset tests due to reasonable cause and not due to willful neglect and that are, in the case of the 5% and 10% asset tests, in excess of the de minimis exception described above, we may avoid disqualification as a REIT after the 30 day cure period by taking steps including (i) the disposition of sufficient nonqualifying assets, or the taking of other actions, which allow us to meet the asset tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued, (ii) paying a tax equal to the greater of (a) $50,000 or (b) the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets, and (iii) disclosing certain information to the IRS.

Although we intend to satisfy the asset tests described above and plan to take steps to ensure that we satisfy such tests for any quarter with respect to which retesting is to occur, there can be no assurance we will always be successful, or will not require a reduction in our operating partnership’s overall interest in an issuer (including in a taxable REIT subsidiary). If we fail to cure any noncompliance with the asset tests in a timely manner, and the relief provisions described above are not available, we would cease to qualify as a REIT.

Annual Distribution Requirements

To maintain our qualification as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to the sum of:

•	90% of our “REIT taxable income”; and

•	90% of our after tax net income, if any, from foreclosure property; minus

•	the excess of the sum of certain items of non-cash income over 5% of our “REIT taxable income.”

For these purposes, our “REIT taxable income” is computed without regard to the dividends paid deduction and our net capital gain. In addition, for purposes of this test, non-cash income means income attributable to leveled stepped rents, original issue discount on purchase money debt, cancellation of indebtedness, or a like-kind exchange that is later determined to be taxable.

Also, our “REIT taxable income” will be reduced by any taxes we are required to pay on any gain we recognize from the disposition of any asset we acquired from a corporation which is or has been a C corporation in a transaction in which our basis in the asset is less than the fair market value of the asset, in each case determined at the time we acquired the asset, within the ten-year period following our acquisition of such asset.

We generally must pay, or be treated as paying, the distributions described above in the taxable year to which they relate. At our election, a distribution will be treated as paid in a taxable year if it is declared before we timely file our tax return for such year and paid on or before the first regular dividend payment after such declaration, provided such payment is made during the 12-month period following the close of such year. These distributions are treated as received by our stockholders in the year in which paid even though these distributions relate to the prior year for purposes of the 90% distribution requirement. In order to be taken into account for purposes of our distribution requirement, the amount distributed must not be preferential—i.e., every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated other than according to its dividend rights as a class. To the extent that we do not distribute all of our net capital gain, or distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be required to pay tax on the undistributed amount at regular corporate tax rates. We intend to make timely distributions sufficient to satisfy these annual distribution requirements and to minimize our corporate tax obligations. In this regard, the partnership agreement of our operating partnership authorizes us, as general partner of our operating partnership, to take such steps as may be necessary to cause our operating partnership to distribute to its partners an amount sufficient to permit us to meet these distribution requirements and to minimize our corporate tax obligation.

We expect that our REIT taxable income will be less than our cash flow because of depreciation and other non-cash charges included in computing REIT taxable income. Accordingly, we anticipate that we generally will have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. However, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in determining our taxable income. In addition, we may decide to retain our cash, rather than distribute it, in order to repay debt or for other reasons. In these cases, we may borrow funds to pay dividends or pay dividends through the distribution of other property in order to meet the distribution requirements while preserving our cash.

Under certain circumstances, we may be able to rectify an inadvertent failure to meet the 90% distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends, subject to the 4% excise tax described below. However, we will be required to pay interest to the IRS based upon the amount of any deduction claimed for deficiency dividends. While the payment of a deficiency dividend will apply to a prior year for purposes of our REIT distribution requirements, it will be treated as an additional distribution to our stockholders in the year such dividend is paid.

Furthermore, we will be required to pay a 4% excise tax to the extent we fail to distribute during each calendar year at least the sum of 85% of our ordinary income for such year, 95% of our capital gain net income for the year and any undistributed taxable income from prior periods. Any ordinary income and net capital gain on which this excise tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating such tax.

For purposes of the 90% distribution requirement and excise tax described above, dividends declared during the last three months of the taxable year, payable to stockholders of record on a specified date during such period and paid during January of the following year, will be treated as paid by us and received by our stockholders on December 31 of the year in which they are declared.

Like-Kind Exchanges

We may dispose of properties in transactions intended to qualify as like-kind exchanges under the Code. Such like-kind exchanges are intended to result in the deferral of gain for federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could subject us to federal income tax, possibly including the 100% prohibited transaction tax, depending on the facts and circumstances surrounding the particular transaction.

Failure To Qualify

If we discover a violation of a provision of the Code that would result in our failure to qualify as a REIT, specified cure provisions may be available to us. Except with respect to violations of the gross income tests and asset tests (for which the cure provisions are described above), and provided the violation is due to reasonable cause and not due to willful neglect, these cure provisions generally impose a $50,000 penalty for each violation in lieu of a loss of REIT status. If we fail to satisfy the requirements for taxation as a REIT in any taxable year, and the relief provisions do not apply, we will be required to pay tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify as a REIT will not be deductible by us, and we will not be required to distribute any amounts to our stockholders. As a result, we anticipate that our failure to qualify as a REIT would reduce the cash available for distribution by us to our stockholders. In addition, if we fail to qualify as a REIT, all distributions to stockholders will be taxable as regular corporate dividends to the extent of our current and accumulated earnings and profits. In this event, corporate distributees may be eligible for the dividends-received deduction. In addition, non-corporate stockholders, including individuals, may be eligible for the preferential tax rates on qualified dividend income. Unless entitled to relief under specific statutory provisions, we will also be ineligible to elect to be treated as a REIT for the four taxable years following the year for which we lost our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

Tax Aspects of Our Operating Partnership, the Subsidiary Partnerships and the Limited Liability Companies

General

All of our investments will be held indirectly through our operating partnership. In addition, our operating partnership will hold certain of its investments indirectly through subsidiary partnerships and limited liability companies which we expect will be treated as partnerships or disregarded entities for federal income tax purposes. In general, entities that are treated as partnerships or disregarded entities for federal income tax purposes are “pass-through” entities which are not required to pay federal income tax. Rather, partners or members of such entities are allocated their shares of the items of income, gain, loss, deduction and credit of the partnership or limited liability company, and are potentially required to pay tax on this income, without regard to whether they receive a distribution from the partnership or limited liability company. We will include in our income our share of these partnership and limited liability company items for purposes of the various gross income tests, the computation of our REIT taxable income, and the REIT distribution requirements. Moreover, for purposes of the asset tests, we will include our pro rata share of assets held by our operating partnership, including its share of its subsidiary partnerships and limited liability companies, based on our capital interests in each such entity. See “—Taxation of Our Company—General.”

Entity Classification

Our interests in our operating partnership and the subsidiary partnerships and limited liability companies involve special tax considerations, including the possibility that the IRS might challenge the status of these entities as partnerships or disregarded entities. For example, an entity that would otherwise be classified as a partnership for federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership” and certain other requirements are met. A partnership or limited liability company would be treated as a publicly traded partnership if its interests are traded on an established securities market or are readily tradable on a secondary market or a substantial equivalent thereof, within the meaning of applicable Treasury Regulations. Interests in a partnership are not treated as readily tradable on a secondary market, or the substantial equivalent thereof, if all interests in the partnership were issued in one or more transactions that were not required to be registered under the Securities Act, and the partnership does not have more than 100 partners at any time during the taxable year of the partnership, taking into account certain ownership attribution and anti-avoidance rules (the “100 Partner Safe Harbor”). Our operating partnership does not expect to qualify for the 100 Partner Safe Harbor at the completion of the formation transactions. However, interests in our operating partnership will nonetheless be viewed as not readily tradable on a secondary market or the substantial equivalent thereof if the sum of the percentage interests in capital or profits of our operating partnership transferred during any taxable year of our operating partnership does not exceed 2% of the total interests in our operating partnership’s capital or profits, subject to certain exceptions. For purpose of this 2% trading safe harbor, our interests in our operating partnership are excluded from the determination of the percentage interests in capital or profits of our operating partnership. In addition, this 2% trading safe harbor does not apply to transfers by a limited partner in one or more transactions during any 30-day period representing in the aggregate more than 2% of the total interests in our operating partnership’s capital or profits. We, as general partner of our operating partnership, have the authority to take any steps we determine to prevent any trading of interests in our operating partnership that would cause our operating partnership to become a publicly traded partnership, including any steps necessary to ensure compliance with this 2% trading safe harbor.

We believe our operating partnership and each of our other partnerships and limited liability companies will be classified as partnerships or disregarded entities for federal income tax purposes, and we do not anticipate that our operating partnership or any subsidiary partnership or limited liability company will be treated as a publicly traded partnership that is taxable as a corporation. However, if our operating partnership does not qualify for the 100 Partner Safe Harbor and certain other safe harbor provisions of applicable Treasury Regulations are not available, our operating partnership could be classified as a publicly traded partnership.

If our operating partnership or any of our other partnerships or limited liability companies were to be treated as a publicly traded partnership, it would be taxable as a corporation unless it qualified for the statutory “90% qualifying income exception.” Under that exception, a publicly traded partnership is not subject to corporate-level tax if 90% or more of its gross income consists of dividends, interest, “rents from real property” (as that term is defined for purposes of the rules applicable to REITs, with certain modifications), gain from the sale or other disposition of real property, and certain other types of qualifying income. However, if any such entity did not qualify for this exception or was otherwise taxable as a corporation, it would be required to pay an entity-level tax on its income. In this situation, the character of our assets and items of gross income would change and could prevent us from satisfying the REIT asset tests and possibly the REIT income tests. See “—Taxation of Our Company—Asset Tests” and “—Taxation of Our Company—Income Tests.” This, in turn, could prevent us from qualifying as a REIT. See “—Taxation of Our Company—Failure to Qualify” for a discussion of the effect of our failure to meet these tests. In addition, a change in the tax status of our operating partnership or a subsidiary partnership or limited liability company might be treated as a taxable event. If so, we might incur a tax liability without any related cash payment.

Allocations of Income, Gain, Loss and Deduction

Our operating partnership agreement generally provides that allocations of net income to holders of common units will be made proportionately to all such holders in respect of such units. Certain limited partners will have the opportunity to guarantee debt of our operating partnership. As a result of these guaranties, and notwithstanding the foregoing discussion of allocations of income and loss of our operating partnership to holders of units, such limited partners could under limited circumstances be allocated a disproportionate amount of net loss upon a liquidation of our operating partnership, which net loss would have otherwise been allocable to us. In addition, the partnership agreement provides that holders of LTIP units may be entitled to receive special allocations of gain in the event of a sale or hypothetical sale of assets of our operating partnership prior to the allocation of gain to holders of common units. This special allocation of gain is intended to enable the holders of LTIP units to convert such units into common units.

Generally, Section 704(b) of the Code and the Treasury Regulations thereunder require that partnership allocations respect the economic arrangement of the partners. If an allocation of partnership income or loss does not comply with the requirements of Section 704(b) of the Code and the Treasury Regulations thereunder, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Our operating partnership’s allocations of taxable income and loss are intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations thereunder.

Tax Allocations With Respect to the Properties

Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership, must be allocated in a manner so that the contributing partner is charged with the unrealized gain or benefits from the unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss generally is equal to the difference between the fair market value or book value and the adjusted tax basis of the contributed property at the time of contribution, as adjusted from time to time. These allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.

Appreciated property will be contributed to our operating partnership in exchange for interests in our operating partnership in connection with the formation transactions. As a result, the tax basis of these property interests generally will carry over to our operating partnership, notwithstanding their different book (i.e., fair market) value (this difference is referred to as a book-tax difference). The partnership agreement requires that income and loss allocations with respect to these properties be made in a manner consistent with Section 704(c) of the Code. Treasury Regulations issued under Section 704(c) of the Code provide partnerships with a choice of several methods of accounting for book-tax differences. We and our operating partnership have agreed to use the “traditional method” for accounting for book-tax differences for the properties initially contributed to our operating partnership. Under the traditional method, which is the least favorable method from our perspective, the carryover basis of each of the contributed interests in the properties in the hands of our operating partnership (1) could cause us to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to us if any of the contributed properties were to have a tax basis equal to its respective fair market value at the time of the contribution and (2) could cause us to be allocated taxable gain in the event of a sale of such contributed interests or properties in excess of the economic or book income allocated to us as a result of such sale, with a corresponding benefit to the other partners in our operating partnership. An allocation described in clause (2) above might cause us or the other partners to recognize taxable income in excess of cash proceeds in the event of a sale or other disposition of property, which might adversely affect our ability to comply with the REIT distribution requirements. See “—Taxation of Our Company—Requirements for Qualification as a REIT” and “—Taxation of Our Company—Annual Distribution Requirements.”

Certain Tax Considerations Related to the Formation Transactions

As described under “Structure and Formation of Our Company,” we intend to acquire Fund V REIT through the merger of Fund V REIT with and into us in exchange for shares of our common stock in a transaction intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. However, we have not received a ruling from the IRS or an opinion of counsel that the transaction qualifies as a reorganization. If the merger qualifies as a reorganization for U.S. federal income tax purposes, we will succeed to the earnings and profits, if any, of Fund V REIT, and our tax basis of the assets we acquire from Fund V REIT will be determined by reference to the tax basis of the asset in the hands of Fund V REIT.

Fund V REIT has elected to be taxed as a REIT since its formation; however, we have not received an opinion of counsel that Fund V REIT qualified for taxation as a REIT through the closing of the merger. If Fund V REIT failed to qualify as a REIT for any of its taxable years, it would have been required to pay U.S. federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. As the successor-in-interest to Fund V REIT, we would be required to pay any of Fund V REIT’s unpaid income tax liabilities.

In addition, to qualify as a REIT, any earnings and profits we acquire from a C corporation which has not always been a REIT must be distributed as of the close of the taxable year in which we acquired such earnings and profits. While we believe Fund V REIT will have no earnings and profits accumulated in a year in which Fund V REIT was not a REIT, if Fund V REIT did not qualify for taxation as a REIT through the closing of the merger, we may succeed to its earnings and profits, which we would be required to distribute by the close of the taxable year in which the merger occurs. If the IRS were to determine that we acquired such earnings and profits that we failed to distribute prior to the end of the appropriate taxable year, we could avoid disqualification as a REIT by using “deficiency dividend” procedures. Under these procedures, we generally would be required to distribute any such earnings and profits to our stockholders within 90 days of the determination and pay a statutory interest charge at a specified rate to the IRS.

Also, if we acquire any asset from a corporation that is or has been a C corporation in a transaction in which the basis of the asset in our hands is less than the fair market value of the asset, in each case determined at the time we acquired the asset, and we subsequently recognize gain on the disposition of the asset during the ten-year period beginning on the date on which we acquired the asset, then we will be required to pay tax at the highest regular corporate tax rate on this gain to the extent of the excess of (a) the fair market value of the asset over (b) our adjusted basis in the asset, in each case determined as of the date on which we acquired the asset. The foregoing rules regarding the recognition of gain assume that the C corporation will refrain from making an election to receive different treatment under applicable Treasury Regulations on its tax return for the year in which we acquire the asset from the C corporation. The IRS has issued Proposed Treasury Regulations which would exclude from the application of this built-in gains tax any gain from the sale of property acquired by us in an exchange under Section 1031 (a like kind exchange) or 1033 (an involuntary conversion) of the Code. These Proposed Treasury Regulations will not be effective unless they are issued in their final form, and as of the date of this prospectus, it is not possible to determine whether the proposed regulations will be finalized in their current form or at all. Provided Fund V REIT has always qualified for tax as a REIT, as we believe to be the case, these rules would not apply to our disposition of the assets of Fund V REIT acquired by us in the formation transactions. Furthermore, our tax basis in the assets we acquire from Fund V REIT in the merger will be lower than the assets’ fair market values. This lower tax basis could cause us to have lower depreciation deductions and more gain on a subsequent sale of the assets than would be the case if we had directly purchased the assets in a taxable transaction.

If the merger with Fund V REIT does not qualify as a reorganization within the meaning of Section 368(a) of the Code, the merger would be treated as a sale of the assets of Fund V REIT to us in a taxable transaction, and Fund V REIT would recognize taxable gain, though any taxable income from such deemed asset sale would be reduced by the fair market value of our common stock deemed distributed in liquidation of Fund V REIT to the Pre-Formation Participants holding interests in Fund V REIT. In such a case, as the successor-in-interest to Fund V REIT, we would be required to pay any unpaid tax liabilities of such entity, but we would not succeed to the earnings and profits, if any, of Fund V REIT and our tax basis of the assets we acquire from Fund V REIT would not be determined by reference to the basis of the asset in the hands of Fund V REIT.

U.S. Federal Income Tax Considerations for Holders of Our Common Stock

The following summary describes the principal U.S. federal income tax consequences to you of purchasing, owning and disposing of our common stock. This summary assumes you hold shares of our common stock as a “capital asset” (generally, property held for investment within the meaning of Section 1221 of the Code). It does not address all the tax consequences that may be relevant to you in light of your particular circumstances. In addition, this discussion does not address the tax consequences relevant to persons who receive special treatment under the federal income tax law, except where specifically noted. Holders receiving special treatment include, without limitation:

•	financial institutions, banks and thrifts;

•	insurance companies;

•	tax-exempt organizations;

•	“S” corporations;

•	traders in securities that elect to mark to market;

•	partnerships, pass-through entities and persons holding our common stock through a partnership or other pass-through entity;

•	holders subject to the alternative minimum tax;

•	regulated investment companies and REITs;

•	non-U.S. corporations or partnerships, and persons who are not residents or citizens of the United States;

•	broker-dealers or dealers in securities or currencies;

•	U.S. expatriates;

•	persons holding our common stock as part of a hedge, straddle, conversion, integrated or other risk reduction or constructive sale transaction; or

•	U.S. persons whose functional currency is not the U.S. dollar.

If you are considering purchasing our common stock, you should consult your tax advisors concerning the application of U.S. federal income tax laws to your particular situation as well as any consequences of the purchase, ownership and disposition of our common stock arising under the laws of any state, local or non-U.S. taxing jurisdiction.

When we use the term “U.S. holder,” we mean a holder of shares of our common stock who, for U.S. federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;

•

a corporation, including an entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If you hold shares of our common stock and are not a U.S. holder, a partnership or an entity classified as a partnership for U.S. federal income tax purposes, you are a “non-U.S. holder.”

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a partner generally will depend on the status of the partner and on the activities of the partnership. Partners of partnerships holding shares of our common stock are encouraged to consult their tax advisors.

Taxation of Taxable U.S. Holders of our Common Stock

Distributions Generally

Distributions out of our current or accumulated earnings and profits will be treated as dividends and, other than with respect to capital gain dividends and certain amounts which have previously been subject to corporate level tax, as discussed below, will be taxable to our taxable U.S. holders as ordinary income when actually or constructively received. See “—Tax Rates” below. As long as we qualify as a REIT, these distributions will not be eligible for the dividends-received deduction in the case of U.S. holders that are corporations, or, except to the extent provided in “—Tax Rates” below, the preferential rates on qualified dividend income applicable to non-corporate U.S. holders, including individuals. For purposes of determining whether distributions to holders of our stock are out of current or accumulated earnings and profits, our earnings and profits will be allocated first to our outstanding preferred stock and then to our outstanding common stock.

To the extent that we make distributions on our common stock in excess of our current and accumulated earnings and profits allocable to such stock, these distributions will be treated first as a tax-free return of capital to a U.S. holder. This treatment will reduce the U.S. holder’s adjusted tax basis in such shares of stock by the amount of the distribution, but not below zero. Distributions in excess of our current and accumulated earnings and profits and in excess of a U.S. holder’s adjusted tax basis in its shares will be taxable as capital gain. Such gain will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and which are payable to a holder of record on a specified date in any of these months will be treated as both paid by us and received by the holder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following year. U.S. holders may not include in their own income tax returns any of our net operating losses or capital losses.

Capital Gain Dividends

Dividends that we properly designate as capital gain dividends will be taxable to our taxable U.S. holders as a gain from the sale or disposition of a capital asset held for more than one year, to the extent that such gain does not exceed our actual net capital gain for the taxable year. If we properly designate any portion of a dividend as a capital gain dividend then, except as otherwise required by law, we presently intend to allocate a portion of the total capital gain dividends paid or made available to holders of all classes of our capital stock for the year to the holders of each class of our capital stock in proportion to the amount that our total dividends, as determined for U.S. federal income tax purposes, paid or made available to the holders of each such class of our capital stock for the year bears to the total dividends, as determined for U.S. federal income tax purposes, paid or made available to holders of all classes of our capital stock for the year. In addition, except as otherwise required by law, we will make a similar allocation with respect to any undistributed long term capital gains which are to be included in our stockholders’ long term capital gains, based on the allocation of the capital gains amount which would have resulted if those undistributed long term capital gains had been distributed as “capital gain dividends” by us to our stockholders.

Retention of Net Capital Gains

We may elect to retain, rather than distribute as a capital gain dividend, all or a portion of our net capital gains. If we make this election, we would pay tax on our retained net capital gains. In addition, to the extent we so elect, a U.S. holder generally would:

•

include its pro rata share of our undistributed net capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls, subject to certain limitations as to the amount that is includable;

•	be deemed to have paid its share of the capital gains tax imposed on us on the designated amounts included in the U.S. holder’s income as long-term capital gain;

•	receive a credit or refund for the amount of tax deemed paid by it;

•	increase the adjusted basis of its stock by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

•	in the case of a U.S. holder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be promulgated by the IRS.

Passive Activity Losses and Investment Interest Limitations

Distributions we make and gain arising from the sale or exchange by a U.S. holder of our common stock will not be treated as passive activity income. As a result, U.S. holders generally will not be able to apply any “passive losses” against this income or gain. A U.S. holder may elect to treat capital gain dividends, capital gains from the disposition of our common stock and income designated as qualified dividend income, described in “—Tax Rates” below, as investment income for purposes of computing the investment interest limitation, but in such case, the holder will be taxed as ordinary income rates on such amount. Other distributions made by our company, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

Dispositions of Our Common Stock

A U.S. holder that sells or disposes of shares of common stock will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the holder’s adjusted basis in the shares of common stock for tax purposes. This gain or loss, except as provided below, will be long-term capital gain or loss if the holder has held such common stock for more than one year. However, if a U.S. holder recognizes loss upon the sale or other disposition of common stock that it has held for six months or less, after applying certain holding period rules, the loss recognized will be treated as a long-term capital loss to the extent the U.S. holder received distributions from us which were required to be treated as long-term capital gains

Foreign Accounts

Certain payments made to “foreign financial institutions” in respect of accounts of U.S. stockholders at such financial institutions may be subject to withholding at a rate of 30%. U.S. stockholders should consult their tax advisors regarding the effect, if any, of this withholding provision on their ownership and disposition of our common stock and the effective date of such provision. See “—Foreign Accounts.”

Information Reporting and Backup Withholding

We are required to report to our U.S. holders and the IRS the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a U.S. holder may be subject to backup withholding with respect to dividends paid unless the U.S. holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. holder that does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the U.S. holder’s federal income tax liability, provided the required information is timely furnished to the IRS. In addition, we may be required to withhold a portion of capital gain distributions to any holders who fail to certify their non-foreign status. See “—Taxation of Non-U.S. Holders of our Common Stock.”

Taxation of Tax-Exempt Holders of our Common Stock

Dividend income from us and gain arising upon a sale of our shares of common stock generally will not be unrelated business taxable income to a tax-exempt holder, except as described below. This income or gain will be unrelated business taxable income, however, if a tax-exempt holder holds its shares as “debt-financed property” within the meaning of the Code. Generally, “debt-financed property” is property the acquisition or holding of which was financed through a borrowing by the tax-exempt holder.

For tax-exempt holders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, or qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) or (c)(20) of the Code, respectively, income from an investment in our shares will constitute unrelated business taxable income unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension-held REIT” may be treated as unrelated business taxable income as to certain trusts that hold more than 10%, by value, of the interests in the REIT. A REIT will not be a “pension-held REIT” if it is able to satisfy the “not closely held” requirement without relying on the “look-through” exception with respect to certain trusts or if such REIT is not “predominantly held” by “qualified trusts.” As a result of restrictions on the transfer and ownership of our stock contained in our charter, we do not expect to be classified as a “pension-held REIT,” and as a result, the tax treatment described above should be inapplicable to our holders. However, because our stock is publicly traded, we cannot guarantee that this will always be the case.

Taxation of Non-U.S. Holders of our Common Stock

The following discussion addresses the rules governing U.S. federal income taxation of the purchase, ownership and disposition of our common stock by non-U.S. holders. These rules are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of U.S. federal income taxation and does not address state, local or non-U.S. tax consequences that may be relevant to a non-U.S. holder in light of its particular circumstances. We urge non-U.S. holders to consult their tax advisors to determine the impact of federal, state, local and non-U.S. income tax laws on the purchase, ownership, and disposition of shares of our common stock, including any reporting requirements.

Distributions Generally

Distributions that are neither attributable to gain from sales or exchanges by us of U.S. real property interests, or USRPIs, nor designated by us as capital gain dividends (except as described below) will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions ordinarily will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the distributions are treated as effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business (through a U.S. permanent establishment, where applicable). Under certain treaties, however, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT. Certain certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exemption. Dividends that are treated as effectively connected with such a trade or business (through a U.S. permanent establishment, where applicable) will generally not be subject to withholding but will be subject to federal income tax on a net basis at graduated rates, in the same manner as dividends paid to U.S. holders are subject to federal income tax. Any such dividends received by a non-U.S. holder that is a corporation may also be subject to an additional branch profits tax at a 30% rate (applicable after deducting federal income taxes paid on such effectively connected income) or such lower rate as may be specified by an applicable income tax treaty.

Except as otherwise provided below, we expect to withhold U.S. federal income tax at the rate of 30% on any distributions made to a non-U.S. holder unless:

1)	a lower treaty rate applies and the non-U.S. holder files with us an IRS Form W-8BEN evidencing eligibility for that reduced treaty rate; or

2)	the non-U.S. holder files an IRS Form W-8ECI with us claiming that the distribution is income effectively connected with the non-U.S. holder’s trade or business.

Distributions in excess of our current and accumulated earnings and profits will not be taxable to a non-U.S. holder to the extent that such distributions do not exceed the adjusted basis of the holder’s common stock, but rather will reduce the adjusted basis of such stock. To the extent that such distributions exceed the non-U.S. holder’s adjusted basis in such common stock, they will give rise to gain from the sale or exchange of such stock, the tax treatment of which is described below. For withholding purposes, we expect to treat all distributions as made out of our current or accumulated earnings and profits. However, amounts withheld should generally be refundable if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits, provided that certain conditions are met.

Capital Gain Dividends and Distributions Attributable to a Sale or Exchange of USRPIs

Distributions to a non-U.S. holder that we properly designate as capital gain dividends, other than those arising from the disposition of a USRPI, generally should not be subject to U.S. federal income taxation, unless:

1)	the investment in our stock is treated as effectively connected with the non-U.S. holder’s U.S. trade or business (through a U.S. permanent establishment, where applicable), in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to such gain, except that a non-U.S. holder that is a non-U.S. corporation may also be subject to the 30% branch profits tax or such lower rate as may be specified by an applicable income tax treaty, as discussed above; or

2)	the non-U.S. holder is a nonresident alien individual who is present in the U.S. for 183 days or more during the taxable year and certain other conditions are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains (reduced by certain capital losses).

Pursuant to the Foreign Investment in Real Property Tax Act of 1980, which is referred to as “FIRPTA,” distributions to a non-U.S. holder that are attributable to gain from sales or exchanges by us of USRPI, whether or not designated as capital gain dividends, will cause the non-U.S. holder to be treated as recognizing such gain as income effectively connected with a U.S. trade or business. Non-U.S. holders would generally be taxed at the same rates applicable to U.S. holders, subject to any applicable alternative minimum tax, and any non-U.S. holder that is a foreign corporation may also be subject to the 30% branch profits tax or such lower rate as may be specified by an applicable income tax treaty. We also will be required to withhold and to remit to the IRS 35% (or 20% to the extent provided in Treasury Regulations) of any distribution to non-U.S. holders attributable to gain from sales or exchanges by us of USRPIs. The amount withheld is creditable against the non-U.S. holder’s U.S. federal income tax liability. However, any distribution with respect to any class of stock which is “regularly traded” on an established securities market located in the U.S. is not subject to FIRPTA, and therefore, not subject to the 35% U.S. withholding tax described above, if the non-U.S. holder did not own more than 5% of such class of stock at any time during the one-year period ending on the date of the distribution. Instead, such distributions generally will be treated as ordinary dividend distributions and subject to withholding in the manner described above with respect to ordinary dividends.

Retention of Net Capital Gains

Although the law is not clear on the matter, it appears that amounts designated by us as retained net capital gains in respect of the stock held by U.S. holders generally should be treated with respect to non-U.S. holders in the same manner as actual distributions of capital gain dividends. Under this approach, the non-U.S. holders would be able to offset as a credit against their U.S. federal income tax liability resulting from their proportionate share of the tax paid by us on such retained net capital gains and to receive from the IRS a refund to the extent their proportionate share of such tax paid by us exceeds their actual U.S. federal income tax liability. If we designate any portion of our net capital gain as retained net capital gain, a non-U.S. stockholder should consult its tax advisor regarding the taxation of such retained net capital gain.

Sale of Our Common Stock

Gain recognized by a non-U.S. holder upon the sale, exchange or other taxable disposition of our common stock generally will not be subject to U.S. taxation unless such stock constitutes a URSPI. In general, stock of a domestic corporation that constitutes a “U.S. real property holding corporation,” or USRPHC, will constitute a USRPI. We believe that we are a USRPHC. Our common stock will not, however, constitute a USRPI so long as we are a “domestically controlled qualified investment entity.” A “domestically controlled qualified investment entity” includes a REIT in which at all times during a specified testing period less than 50% in value of its stock is held directly or indirectly by non-U.S. holders. We believe, but cannot guarantee, that we are a “domestically controlled qualified investment entity.” In addition, because our common stock will be publicly traded, no assurance can be given that we will continue to be a “domestically controlled qualified investment entity.”

Notwithstanding the foregoing, gain from the sale, exchange or other taxable disposition of our common stock not otherwise subject to FIRPTA will be taxable to a non-U.S. holder if either (a) the investment in our common stock is treated as effectively connected with the non-U.S. holder’s U.S. trade or business (through a U.S. permanent establishment, where applicable), in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to such gain, except that a non-U.S. holder that is a foreign corporation may also be subject to the 30% branch profits tax or such lower rate as may be specified by an applicable income tax treaty, or (b) the non-U.S. holder is a nonresident alien individual who is present in the U.S. for 183 days or more during the taxable year and certain other conditions are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains (reduced by certain capital losses). In addition, even if we are a domestically controlled qualified investment entity, upon disposition of our common stock, a non-U.S. holder may be treated as having gain from the sale or other taxable disposition of a USRPI if the non-U.S. holder (1) disposes of our common stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a USRPI and (2) acquires, or enters into a contract or option to acquire, or is deemed to acquire, other shares of that stock during the 61-day period beginning with the first day of the 30-day period described in clause (1). The preceding sentence shall not apply to a non-U.S. holder if the non-U.S. holder did not own more than 5% of the stock at any time during the one-year period ending on the date of the distribution described in clause (1) of the preceding sentence and the class of stock as “regularly traded,” as defined by applicable Treasury Regulations.

Even if we do not qualify as a “domestically controlled qualified investment entity” at the time a non-U.S. holder sells our common stock, gain arising from the sale or other taxable disposition by a non-U.S. holder of such common stock would not be subject to U.S. taxation under FIRPTA as a sale of a USRPI if:

1)	such class of common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market such as the NYSE; and

2)	such non-U.S. holder owned, actually and constructively, 5% or less of such class of common stock throughout the five-year period ending on the date of the sale or exchange.

If gain on the sale, exchange or other taxable disposition of our common stock were subject to taxation under FIRPTA, the non-U.S. holder would be required to file a U.S. federal income tax return and would be subject to regular U.S. federal income tax with respect to such gain in the same manner as a taxable U.S. holder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). In addition, if the sale, exchange or other taxable disposition of our common stock were subject to taxation under FIRPTA, and if shares of the applicable class of our common stock were not “regularly traded” on an established securities market, the purchaser of such common stock would be required to withhold and remit to the IRS 10% of the purchase price.

Information Reporting and Backup Withholding Tax

Generally, we must report annually to the IRS the amount of dividends paid to a non-U.S. holder, such holder’s name and address, and the amount of tax withheld, if any. A similar report is sent to the non-U.S. holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the non-U.S. holder’s country of residence.

Payments of dividends or of proceeds from the disposition of stock made to a non-U.S. holder may be subject to information reporting and backup withholding unless such holder establishes an exemption, for example, by properly certifying its non-U.S. status on an IRS Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we have or our paying agent has actual knowledge, or reason to know, that a non-U.S. holder is a U.S. person.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is timely furnished to the IRS.

Tax Rates

Beginning January 1, 2013, the maximum tax rate for non-corporate taxpayers for long-term capital gains, including certain “capital gain dividends,” is generally 20% (although depending on the characteristics of the assets which produced these gains and on designations which we may make, certain capital gain dividends may be taxed at a 25% rate). Capital gain dividends will only be eligible for the rates described above to the extent they are properly designated by us as “capital gain dividends.” In general, dividends payable by a REIT that are not “capital gains dividends” are subject to tax at the tax rates applicable to ordinary income. Dividends that a REIT properly designates as “qualified dividend income,” however, are subject to a maximum tax rate of 20% in the case of non-corporate taxpayers. In general, dividends payable by a REIT are only eligible to be taxed as qualified dividend income to the extent that the taxpayer satisfies certain holding requirements with respect to the REIT’s stock and the REIT’s dividends are attributable to dividends received by the REIT from certain taxable corporations (such as its taxable REIT subsidiaries) or to income that was subject to tax at the corporate/REIT level (for example, if the REIT distributed taxable income that it retained and paid tax on in the prior taxable year). In addition, certain U.S. stockholders that are individuals, estates or trusts are required to pay an additional 3.8% Medicare tax on, among other things, dividends and capital gains from the sale or other disposition of stock. Prospective investors should consult their tax advisors regarding the tax rates applicable to them in light of their particular circumstances.

Foreign Accounts

Withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specially defined in the Code) and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, and gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a non-financial foreign entity, unless (1) the foreign financial institution undertakes certain diligence and reporting, (2) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (1) above, it must enter into an agreement with the United States Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these withholding and reporting requirements may be subject to different rules.

The withholding provisions described above will generally apply to payments of dividends made on or after July 1, 2014 and to payments of gross proceeds from a sale or other disposition of stock on or after January 1, 2017. Because we may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of these withholding rules we may treat the entire distribution as a dividend. Prospective investors should consult their tax advisors regarding these withholding provisions.

Other Tax Consequences

State, local and non-U.S. income tax laws may differ substantially from the corresponding federal income tax laws, and this discussion does not purport to describe any aspect of the tax laws of any state, local or non-U.S. jurisdiction, or any federal tax other than the income tax. Prospective investors should consult their tax advisor regarding the effect of state, local and non-U.S. tax laws with respect to our tax treatment as a REIT and on an investment in our common stock.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Securities, LLC, FBR Capital Markets & Co. and J.P. Morgan Securities LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Wells Fargo Securities, LLC
FBR Capital Markets & Co.
J.P. Morgan Securities LLC
PNC Capital Markets LLC
RBS Securities Inc.

Total	16,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares to cover over-allotments, if any.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $7.5 million and are payable by us. The expenses include up to $10,000 for the reasonable fees and disbursements to counsel of the underwriters in connection with filings required by the Financial Industry Regulatory Authority, Inc. The underwriters have agreed to reimburse us for certain expenses in connection with this offering not to exceed one percent of the aggregate underwriting commissions and discounts.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 2,400,000 additional shares at the public offering price, less the underwriting discount, to cover over-allotments, if any. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Reserved Shares

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5.0% of the shares offered by this prospectus for sale to some of our directors, officers, employees and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

We have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Securities, LLC and FBR Capital Markets & Co. In addition, our executive officers and directors have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 360 days after the date of this prospectus without first obtaining written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Securities, LLC and FBR Capital Markets & Co. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock, such as common units. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The representatives have informed us that they do not have a present intent or arrangement to release any of the securities subject to these lock-up agreements. The waiver of any lock-up will be considered on a case-by-case basis. Factors in deciding whether to release shares may include the length of time before the lock-up expires, the number of shares involved, the reason for the requested release, market conditions, the trading price of our common stock, historical trading volumes of our common stock and whether the person seeking the release is one of our officers, directors or affiliates.

New York Stock Exchange Listing

We expect the shares to be approved for listing on the NYSE under the symbol “REXR.” In order to meet the requirements for listing on the NYSE, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by the NYSE.

Prior to completion of this offering, there has been no public market for the shares. The initial public offering price will be negotiated by us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of the business potential and our earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. For instance, we intend to enter into the $60 million new term loan described under “Business—Description of Certain Debt” with an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated that will be in place at the completion of this offering. In addition, we have also negotiated a proposed revolving credit facility with a borrowing capacity of $200 million that we expect to have in place following the completion of this offering with affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Securities, LLC, J.P. Morgan Securities LLC, PNC Capital Markets LLC and RBS Securities Inc. An affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated will serve as the sole arranger and administrative agent of the proposed revolving credit facility. In addition, an affiliate of Wells Fargo Securities, LLC is a lender of approximately $16.6 million of certain mortgage indebtedness outstanding as of March 31, 2013 incurred by subsidiaries of Fund I and Fund II that will be repaid with a portion of the net proceeds from this offering. Also, an affiliate of J.P. Morgan Securities LLC is a lender of the loan secured by the three properties owned by the JV and an affiliate of Wells Fargo Securities, LLC is a lender of certain of our mortgage indebtedness that will be outstanding upon completion of this offering.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the

Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(a)	(in the case of Relevant Member States that have not implemented the 2010 PD Amending Directive), legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities, or any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; and

(b)	(in the case of Relevant Member States that have implemented the 2010 PD Amending Directive), persons or entities that are described in points (1) to (4) of Section I of Annex II to Directive 2004/39/EC, and those who are treated on request as professional clients in accordance with Annex II to Directive 2004/39/EC, or recognized as eligible counterparties in accordance with Article 24 of Directive 2004/39/EC unless they have requested that they be treated as non-professional clients; or

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

Our company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, our company, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Notice to Prospective Investors in Germany

Any offer or solicitation of securities within Germany must be in full compliance with the German Securities Prospectus Act (Wertpapierprospektgesetz—WpPG). The offer and solicitation of securities to the public in Germany requires the publication of a prospectus that has to be filed with and approved by the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin). This prospectus has not been and will not be submitted for filing and approval to the BaFin and, consequently, will not be published. Therefore, this prospectus does not constitute a public offer under the German Securities Prospectus Act (Wertpapierprospektgesetz). This prospectus and any other document relating to our common stock, as well as any information contained therein, must therefore not be supplied to the public in Germany or used in connection with any offer for subscription of our common stock to the public in Germany, any public marketing of our common stock or any public solicitation for offers to subscribe for or otherwise acquire our common stock. This prospectus and other offering materials relating to the offer of our common stock are strictly confidential and may not be distributed to any person or entity other than the designated recipients hereof.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Latham & Watkins LLP and for the underwriters by Hunton & Williams LLP. Venable LLP will pass upon the validity of the shares of common stock sold in this offering and certain other matters of Maryland law.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited (i) our consolidated balance sheet as of March 31, 2013, (ii) the combined financial statements and schedule of Rexford Industrial Realty, Inc. Predecessor as of and for the years ended December 31, 2012 and 2011 and (iii) the statement of revenues and certain expenses of the Glendale Commerce Center property for the year ended December 31, 2012, as set forth in their reports. We have included our balance sheet, the financial statements and schedule of Rexford Industrial Realty, Inc. Predecessor and the statement of revenues and certain expenses of Glendale Commerce Center in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

Information relating to the industrial markets set forth in “Prospectus Summary—Market Overview” and “Market Overview” is derived from the DAUM’s market materials and is included in reliance on DAUM’s authority as an expert on such matters.

WHERE YOU CAN FIND MORE INFORMATION

We maintain a web site at www.rexfordindustrial.com. Information contained on, or accessible through our website is not incorporated by reference into and does not constitute a part of this prospectus or any other report or documents we file with or furnish to the SEC.

We have filed with the SEC a registration statement on Form S-11, including exhibits and schedules filed with the registration statement of which this prospectus is a part, under the Securities Act, with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to us and the shares of common stock to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules to the registration statement. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0300. Copies of all or a portion of the registration statement may be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, are also available to you, free of charge, on the SEC’s website at www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and will file periodic reports, proxy statements and will make available to our stockholders annual reports containing audited financial information for each year and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

REXFORD INDUSTRIAL REALTY, INC.

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and in thousands, except share data)

The unaudited pro forma consolidated financial statements of Rexford Industrial Realty, Inc. (together with its combined entities, the “Company,” “we,” “our” or “us”) as of and for the three months ended March 31, 2013 and year ended December 31, 2012 are derived from the financial statements of the combined entities consisting of Rexford Industrial, LLC, Rexford Sponsor V LLC, Rexford Industrial Fund V REIT, LLC and their consolidated subsidiaries which consist of one limited partnership and four limited liability companies, referred to as the industrial funds, and their subsidiaries (collectively, the “Predecessor”), and are presented as if this offering, the concurrent private placement and the formation transactions (including the application of the net proceeds therefrom as set forth under “Use of Proceeds”), had occurred on March 31, 2013 for the pro forma consolidated balance sheet and on January 1, 2012 for the pro forma consolidated statement of operations.

As discussed above, our Predecessor includes Rexford Industrial, LLC, Rexford Sponsor V LLC, Rexford Industrial Fund V REIT, LLC and their consolidated subsidiaries which in turn, own our Predecessor’s assets. Each of these Predecessor entities and its assets are owned, managed and controlled (individually or jointly as discussed in more detail below) by our predecessor principals. As such, we have combined these entities as our Predecessor on the basis of common ownership and common management. Our Predecessor’s assets consist of investments in 61 industrial properties and are owned through the industrial funds.

Our pro forma consolidated financial statements are presented for informational purposes only and should be read in conjunction with the historical financial statements and related notes thereto included elsewhere in this prospectus. The adjustments to our pro forma consolidated financial statements are based on available information and assumptions that we consider reasonable. Our pro forma consolidated financial statements do not purport to (1) represent our financial position that would have actually occurred had this offering, the concurrent private placement and the formation transactions occurred on March 31, 2013, (2) represent the results of our operations that would have actually occurred had this offering, the concurrent private placement and the formation transactions occurred on January 1, 2012 and (3) project our financial position or results of operations as of any future date or for any future period, as applicable.

We were formed as a Maryland corporation on January 18, 2013 to acquire the entities owning various real estate assets and to succeed the business of Rexford Industrial, LLC, a Los Angeles-based real estate investment firm. Rexford Industrial Realty, L.P., our operating partnership, was formed as a Maryland limited partnership on January 18, 2013. Upon completion of the offering and the formation transactions, we expect our operations to be carried on through our operating partnership. At such time, the Company, as the general partner of the operating partnership will own 86.8% of the operating partnership and will have control of the operating partnership. Accordingly, the Company will consolidate the assets, liabilities and results of operations of the operating partnership.

The Company has not had any corporate activity since its formation, other than the issuance of 100 shares of its common stock to Michael S. Frankel in connection with the initial capitalization of the Company and activities in preparation for this offering and the formation transactions. Accordingly, we believe that a discussion of the results of the Company would not be meaningful, and we have, therefore, set forth below a discussion regarding the historical operations of the Predecessor only. The Predecessor owns investments in 61 industrial properties through the five controlled industrial funds.

Concurrently with this offering, we will complete the formation transactions, pursuant to which we will acquire, through a series of acquisition and contribution transactions, 100% of the ownership interests in the entities that own interests in our initial portfolio. To acquire the interests in the entities that own the properties to be included in our initial portfolio from the holders thereof, or the prior investors, we will issue to the prior investors an aggregate of 4,957,099 shares of our common stock and 3,714,419 of our common units in our operating partnership, with an aggregate value of $121.4 million, and we will pay $664 in cash in accordance with the terms of the relevant merger and/or contribution agreements to acquire the interests of our prior investors that do not meet the criteria of an accredited investor. Cash amounts will be provided from the net proceeds of this offering.

In connection with the formation transactions, we also made available to our prior investors that met the criteria of an accredited investor the opportunity to acquire for cash additional shares of our common stock at the public offering price per share in our concurrent private placement.

Upon completion of this offering, the concurrent private placement and the formation transactions, we expect net proceeds from this offering of approximately $248.8 million, or approximately $280.1 million if the underwriters’ over-allotment option is exercised in full (after deducting the underwriting discount and commissions and estimated expenses of this offering and the formation transactions). We will contribute the net proceeds of this offering and the concurrent private placement to our operating partnership in exchange for common units, and our operating partnership will use the proceeds received from us as well as cash on hand, if any, as described under “Use of Proceeds” elsewhere in this prospectus.

Upon consummation of this offering and the formation transactions, we expect our operations to be carried on through our operating partnership and subsidiaries of our operating partnership, including our taxable REIT subsidiary. Consummation of the formation transactions will enable us to (i) consolidate our asset management, property management, property development, leasing, tenant improvement construction, acquisition and financing businesses into our operating partnership; (ii) consolidate the ownership of our property portfolio under our operating partnership; (iii) facilitate this offering; and (iv) qualify as a real estate investment trust for U.S. federal income tax purposes commencing with the taxable year ending December 31, 2013.

We have determined that one of the entities comprising the Predecessor, Rexford Industrial, LLC, is the acquirer for accounting purposes. In addition, we have concluded that any interests contributed by the members of the other entities comprising the Predecessor (Rexford Fund V Sponsor, LLC, Rexford Industrial Fund V REIT, LLC and their controlled subsidiaries), is a business combination since these entities have common management and ownership, but are not under common control with Rexford Industrial, LLC. Rexford Industrial, LLC is controlled by one of the predecessor principals while Rexford Fund V Sponsor, LLC and Rexford Industrial Fund V REIT, LLC are jointly controlled by the predecessor principals. As a result, the contribution of interests in Rexford Industrial, LLC as the accounting acquirer will be recorded at historical cost, and the contribution or acquisition of interests in entities other than those owned or controlled by Rexford Industrial, LLC in the formation transactions, including Rexford Fund V Sponsor, LLC, Rexford Industrial Fund V REIT, LLC, and their controlled subsidiaries, will be accounted for as an acquisition under the acquisition method of accounting and recognized at the estimated fair value of acquired assets and assumed liabilities on the date of such contribution or acquisition. The fair value of these assets and liabilities has been allocated in accordance with Accounting Standards Codification (“ASC”) section 805-10, Business Combinations. The fair values of tangible assets acquired are determined on an as-if-vacant basis. The as-if-vacant fair value of tangible assets will be allocated to land, building and improvements, tenant improvements and furniture and fixtures based on our own market knowledge and published market data, including current rental rates, expected downtime to lease up vacant space, tenant improvement construction costs, leasing commissions and recent sales on a per square foot basis for comparable properties in our submarkets. The estimated fair value of intangible assets consisting of acquired in-place at-market leases are the costs we would have incurred to lease the property to the occupancy level of the property at the date of acquisition. Such estimates include the fair value of leasing commissions and legal costs that would be incurred to lease this property to this occupancy level. Additionally, we evaluate the time period over which such occupancy level would be achieved and include an estimate of the net operating costs (primarily real estate taxes, insurance and utilities) incurred during the lease-up period, which may vary from property to property. Above-market and below-market in-place lease values are recorded as an asset or liability based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between the contractual amounts to be paid pursuant to the in-place leases and our estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease for above-market leases and the remaining non-cancelable term plus the term of any below-market fixed rate renewal options for below-market leases.

REXFORD INDUSTRIAL REALTY, INC.

PRO FORMA CONSOLIDATED BALANCE SHEET

As of March 31, 2013

(Unaudited and in thousands, except share data)

	Rexford Industrial Realty, Inc.	Predecessor	Contribution of Rexford Sponsor LLC and Rexford Fund V REIT LLC	Other Acquisitions, Dispositions and Contributions	Other Adjustments	Pro Forma before Offering & Financing Transactions	Proceeds from Offering	Financing Transactions	Use of Proceeds	Other Adjustments	Other Acquisitions	Company Pro Forma
	(A)	(B)	(C)	(D)	(E)		(F)	(G)	(H)	(I)	(J)
ASSETS
Investments in real estate, net	$—	$324,196	$11,362	$70,911	$—	$406,469	$—	$—	$—	$—	$12,398	$418,867
Cash and cash equivalents	—	47,446	—	(21,574)	(25,872)	—	248,822	65,477	(312,299)	—	—	2,000
Restricted cash	—	2,086	—	—	(1,842)	244	—	—	—	—	—	244
Notes receivable	—	7,903	—	—	—	7,903	—	—	—	—	—	7,903
Rents and other receivables, net	—	477	—	(20)	—	457	—	—	—	—	—	457
Deferred rent receivable	—	3,996	(483)	(48)	—	3,465	—	—	—	—	—	3,465
Deferred leasing costs and acquisition related intangible assets, net	—	4,651	3,212	4,257	—	12,120	—	—	—	—	1,852	13,972
Deferred loan costs, net	—	1,169	(345)	252	—	1,076	—	1,500	(810)	—	—	1,766
Acquired above-market leases, net	—	186	210	1,618	—	2,014	—	—	—	—	—	2,014
Other assets	—	3,912	—	171	—	4,083	(999)	—	—	—	—	3,084
Acquisition related deposits	—	2,483	—	(2,475)	—	8	—	—	—	—	—	8
Investment in unconsolidated real estate entities	—	12,361	—	(9,592)	—	2,769	—	—	—	—	—	2,769
Assets associated with real estate held for sale	—	9,524	—	(9,524)	—	—	—	—	—	—	—	—

Total Assets	$—	$420,390	$13,956	$33,976	$(27,714)	$440,608	$247,823	$66,977	$(313,109)	$—	$14,250	$456,549

LIABILITIES & EQUITY
Liabilities
Notes payable	$—	$313,118	$—	$36,590	$—	$349,708	$—	$66,977	$(301,645)	$—	$14,250	$129,290
Accounts payable and other liabilities	—	3,066	—	(16)	—	3,050	—	—	—	—	—	3,050
Due to members	—	—	—	—	—	—	—	—	—	—	—	—
Interest rate contracts	—	—	—	—	—	—	—	—	—	—	—	—
Acquired below-market leases, net	—	32	840	72	—	944	—	—	—	—	—	944
Tenant security deposits	—	4,192	—	450	—	4,642	—	—	—	—	—	4,642
Prepaid rents	—	408	—	6	—	414	—	—	—	—	—	414
Liabilities associated with real estate held for sale	—	4,667	—	(4,667)	—	—	—	—	—	—	—	—

Total Liabilities	—	325,483	840	32,435	—	358,758	—	66,977	(301,645)	—	14,250	138,340
Equity
Rexford Industrial LLC and affiliates	—	11,968	296	(161)	(738)	11,365	247,823	—	(975)	17,828	—	276,041
Accumulated deficit and distributions	—	(25,271)	—	160	—	(25,111)	—	—	(3,823)	28,934	—	—

Total Rexford Industrial Realty, Inc. Stockholders’ Equity	—	(13,303)	296	(1)	(738)	(13,746)	247,823	—	(4,798)	46,762	—	276,041
Noncontrolling Interests	—	108,210	12,820	1,542	(26,976)	95,596	—	—	(6,666)	(46,762)	—	42,168

Total Equity	—	94,907	13,116	1,541	(27,714)	81,850	247,823	—	(11,464)	—	—	318,209

Total Liabilities and Equity	$—	$420,390	$13,956	$33,976	$(27,714)	$440,608	$247,823	$66,977	$(313,109)	$—	$14,250	$456,549

REXFORD INDUSTRIAL REALTY, INC.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the Three Months Ended March 31, 2013

(Unaudited and in thousands, except share data)

	Rexford Industrial Realty, Inc.	Predecessor	Contribution of Rexford Sponsor LLC and Rexford Fund V REIT LLC	Other Acquisitions, Dispositions and Contributions	Pro Forma before Offering & Financing Transactions	Financing Transactions	Use of Proceeds	Other Adjustments	Other Acquisitions	Company Pro Forma
		(AA)	(BB)	(CC)		(DD)	(EE)	(FF)	(GG)
RENTAL REVENUES
Rental revenues	$—	$7,902	$73	$1,291	$9,266	$—	$—	$—	$326	$9,592	(JJ)
Tenant reimbursements	—	904	—	191	1,095	—	—	—	—	1,095
Management, leasing and development services	—	261	—	—	261	—	—	—	—	261
Other income	—	118	—	1	119	—	—	—	—	119

TOTAL RENTAL REVENUES	—	9,185	73	1,483	10,741	—	—	—	326	11,067
Interest income	—	311	—	(63)	248	—	—	—	—	248

TOTAL REVENUES	—	9,496	73	1,420	10,989	—	—	—	326	11,315
OPERATING EXPENSES
Property operating expenses	—	2,171	—	425	2,596	—	—	—	205	2,801
General and administrative	—	1,153	—	(9)	1,144	—	—	896	—	2,040
Depreciation and amortization	—	3,208	342	1,201	4,751	—	—	—	2,522	7,273
Other property expenses	—	341	—	8	349	—	—	—	—	349

TOTAL OPERATING EXPENSES	—	6,873	342	1,625	8,840	—	—	896	2,727	12,463
INCOME FROM OPERATIONS	—	2,623	(269)	(205)	2,149	—	—	(896)	(2,401)	(1,148)
OTHER INCOME (EXPENSE)
Equity in loss from unconsolidated real estate entities	—	(212)	—	273	61	—	—	—	—	61
Acquisition expenses	—	(93)	—	(222)	(315)	—	—	315	—	—
Interest expense	—	(3,906)	416	(194)	(3,684)	(557)	3,359	—	(57)	(939)
Gain on mark-to-market on interest rate swaps	—	49	—	—	49	—	(49)	—	—	—
Gain from early repayment of note receivable	—	1,365	—	(1,365)	—	—	—	—	—	—
Loss on extinguishment of debt	—	(37)	—	37	—	—	—	—	—	—

NET INCOME (LOSS) FROM CONTINUING OPERATIONS	$—	$(211)	$147	$(1,676)	$(1,740)	$(557)	$3,310	$(581)	$(2,458)	$(2,026)

Net (income) loss attributable to noncontrolling interests	(HH)		268
Net (income) loss attributable to restricted shares	(HH	)	(85)
NET INCOME (LOSS) ATTRIBUTABLE TO REXFORD INDUSTRIAL REALTY, INC. STOCKHOLDERS			(1,843)
Pro Forma income (loss) per share-basic	(II)		(0.08)
Pro Forma income (loss) per share-diluted	(II)		(0.08)
Pro Forma weighted average shares outstanding-basic	(II)		24,546,392
Pro Forma weighted average shares outstanding-diluted	(II)		24,546,392

REXFORD INDUSTRIAL REALTY, INC.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2012

(Unaudited and in thousands, except share data)

	Rexford Industrial Realty, Inc.	Predecessor	Contribution of Rexford Sponsor LLC and Rexford Fund V REIT LLC	Other Acquisitions, Dispositions and Contributions	Pro Forma before Offering & Financing Transactions	Financing Transactions	Use of Proceeds	Other Adjustments	Other Acquisitions	Company Pro Forma
		(AA)	(BB)	(CC)		(DD)	(EE)	(FF)	(GG)
RENTAL REVENUES
Rental revenues	$—	$28,586	$323	$5,323	$34,232	$—	$—	$—	$1,268	$35,500	(JJ	)
Tenant reimbursements	—	3,262	—	823	4,085	—	—	—	—	4,085
Management, leasing and development services	—	519	—	—	519	—	—	—	—	519
Other income	—	124	—	(9)	115	—	—	—	—	115

TOTAL RENTAL REVENUES	—	32,491	323	6,137	38,951	—	—	—	1,268	40,219
Interest income	—	1,577	—	(566)	1,011	—	—	—	—	1,011

TOTAL REVENUES	—	34,068	323	5,571	39,962	—	—	—	1,268	41,230
OPERATING EXPENSES
Property operating expenses	—	8,328	—	1,872	10,200	—	—	—	534	10,734
General and administrative	—	5,146	—	(47)	5,099	—	—	3,584	—	8,683
Depreciation and amortization	—	12,727	1,424	2,846	16,997	—	—	—	825	17,822
Other property expenses	—	1,302	—	22	1,324	—	—	—	—	1,324

TOTAL OPERATING EXPENSES	—	27,503	1,424	4,693	33,620	—	—	3,584	1,359	38,563
INCOME FROM OPERATIONS	—	6,565	(1,101)	878	6,342	—	—	(3,584)	(91)	2,667
OTHER INCOME (EXPENSE)
Equity in loss from unconsolidated real estate entities	—	122	—	(227)	(105)	—	—	—	—	(105)
Acquisition expenses	—	(599)	—	(399)	(998)	—	—	998	—	—
Interest expense	—	(17,452)	1,430	(694)	(16,716)	(2,226)	15,409	—	(221)	(3,754)
Gain on mark-to-market on interest rate swaps	—	2,361	—	—	2,361	—	(2,361)	—	—	—
Gain from early repayment of note receivable	—	—	—	—	—	—	—	—	—	—
Loss on extinguishment of debt	—	—	—	—	—	—	—	—	—	—

NET INCOME (LOSS) FROM CONTINUING OPERATIONS	$—	$(9,003)	$329	$(442)	$(9,116)	$(2,226)	$13,048	$(2,586)	$(312)	$(1,192)

Net (income) loss attributable to noncontrolling interests	(HH)		158
Net (income) loss attributable to restricted shares	(HH	)	(453)
NET INCOME (LOSS) ATTRIBUTABLE TO REXFORD INDUSTRIAL REALTY, INC. STOCKHOLDERS			(1,487)
Pro Forma income (loss) per share-basic	(II)		(0.06)
Pro Forma income (loss) per share-diluted	(II)		(0.06)
Pro Forma weighted average shares outstanding-basic	(II)		24,315,410
Pro Forma weighted average shares outstanding-diluted	(II)		24,315,410

REXFORD INDUSTRIAL REALTY, INC.

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and in thousands, except share data)

1. Adjustments to the Pro Forma Consolidated Balance Sheet

The adjustments to the pro forma consolidated balance sheet as of March 31, 2013 are as follows:

(A)	Represents the balance sheet of Rexford Industrial Realty, Inc. as of March 31, 2013. The Company was formed on January 18, 2013 and has had no activity since its inception other than the issuance of 100 shares of common stock for $1 per share that was initially funded on March 4, 2013 by the sole shareholder, Michael S. Frankel.

(B)	Reflects the historical combined balance sheet of our Predecessor as of March 31, 2013, which is comprised of Rexford Industrial, LLC, Rexford Fund V Sponsor, LLC, Rexford Industrial Fund V REIT, LLC and their consolidated subsidiaries. We will issue shares of common stock, common units in our operating partnership and pay cash in exchange for all of the ownership interests in our Predecessor. We have determined that one of the entities comprising the Predecessor, Rexford Industrial, LLC, is the acquirer for accounting purposes. In addition, we have concluded that any interests contributed by the members of the other entities comprising the Predecessor (Rexford Fund V Sponsor, LLC, Rexford Industrial Fund V REIT, LLC and their controlled subsidiaries), is a business combination since these entities have common management and ownership, but are not under common control with Rexford Industrial, LLC. Rexford Industrial, LLC is controlled by one of the predecessor principals while Rexford Fund V Sponsor, LLC and Rexford Industrial Fund V REIT, LLC are jointly controlled by the predecessor principals. As a result, the contribution of interests in Rexford Industrial, LLC as the accounting acquirer will be recorded at historical cost, and the contribution or acquisition of interests in entities other than those owned or controlled by Rexford Industrial, LLC in the formation transactions, including Rexford Fund V Sponsor, LLC, Rexford Industrial Fund V REIT, LLC and their controlled subsidiaries, will be accounted for as an acquisition under the acquisition method of accounting and recognized at the estimated fair value of acquired assets and assumed liabilities on the date of such contribution or acquisition.

The historical combined financial statements of our Predecessor as of and for the three months ended March 31, 2013 and the year ended December 31, 2012 have been included elsewhere in this prospectus.

(C)	As noted in (B) above, the contribution of Rexford Fund V Sponsor, LLC and Rexford Industrial Fund V REIT, LLC as part of the formation transactions will be accounted for as a business combination in accordance with ASC Section 805-10, Business Combinations, and recorded at the estimated fair value of the acquired assets and assumed liabilities. The following pro forma adjustments are necessary to reflect the initial allocation of the estimated fair value of Rexford Fund V Sponsor, LLC and Rexford Industrial Fund V REIT, LLC and their controlled subsidiaries. The allocation of fair value shown in the table below is based on the Company’s preliminary estimates and is subject to change based on the final determination of the fair value of the assets and liabilities acquired. The consideration reflected below represents the issuance of operating partnership units in our Operating Partnership for the contribution of ownership interests in Rexford Fund V Sponsor, LLC and Rexford Industrial Fund V REIT, LLC and their controlled subsidiaries.

	Fair value of Rexford Sponsor LLC and Rexford Fund V REIT LLC	Historical Basis	Pro-forma Adjustment
Investments in real estate, net	$68,945	$57,583	$11,362
Acquired above market leases, net	277	67	210
Value of in-place leases, net	4,941	1,729	3,212
Acquired lease obligation, net	(863)	(23)	(840)
Other assets and liabilities	—	828	(828)

Rexford Industrial LLC and affiliates	—	—	296
Noncontrolling interests	—	—	$12,820

(D)	Subsequent to March 31, 2013, our Predecessor acquired (i) 18118-18120 S. Broadway Street located in Carson, California, (ii) 8900 & 8980 Benson Avenue and 5637 Arrow Highway both located in Montclair, California, (iii) 3332-3380 & 3410-3424 N. San Fernando Road and 3550 Tyburn Street (“Glendale Commerce Center”) located in Glendale, California and (iv) 1661 240th Street located in Los Angeles, California. We will also acquire the 30% tenant-in-common interest in the La Jolla Sorrento property that we do not own through a contribution transaction. The acquisitions will be accounted for as business combinations under the purchase method of accounting in accordance with ASC Section 805-10, Business Combinations, and recorded at the estimated fair value of the acquired assets and assumed liabilities. The following pro forma adjustments are necessary to reflect the initial allocation of the estimated fair value of the acquired property. The allocation of fair value shown in the table below is based on the Company’s preliminary estimates and is subject to change based on the final determination of the fair value of the assets and liabilities acquired. As it relates to the acquisition of the La Jolla Sorrento Property, the consideration reflected below represents the issuance of operating partnership units in our Operating Partnership to acquire 30% tenants-in-common interest in the La Jolla Sorrento property.

During the second quarter of 2013, we sold our Williams property located in Oxnard, California, our Interstate property located in Tempe, Arizona, our Glenoaks property located in Sun Valley, California and our Knollwood property located in Anaheim, California. Our pro-forma adjustment reflects the sale of these properties as an adjustment to remove our assets and liabilities associated with real estate held for sale.

	Glendale Acquisition	Other Acquisitions	Dispositions	Total
Investment in real estate, net	$52,211	$24,009	$(5,309)	$70,911
Other	(9,112)	(24,740)	(3,083)	(36,935)

	$43,099	$(731)	$(8,392)	$33,976

Mortgage loan	$42,750	$—	$(6,160)	$36,590
Accounts payable and other liabilities	274	292	(4,721)	(4,155)

	$43,024	$292	$(10,881)	$32,435

(E)	As part of the formation transactions, our Predecessor will distribute to the prior investors the pre-closing property distributions, consisting of the positive net working capital balance in the industrial funds as of a date not later than forty-five days prior to date of the preliminary prospectus to be used in connection with this offering. Currently, the pre-closing distribution is estimated to be approximately $27.7 million. Approximately $20.7 million of this amount will be re-invested into the Company by prior investors and management as part of the approximately $47 million concurrent private placement.

(F)	Reflects the sale of 16,000,000 shares of common stock in this offering and 3,358,311 shares of common stock in the concurrent private placement, based on an offering price of $14.00 per share, and net of underwriting discounts, commissions and offering expenses as follows:

Gross proceeds from offering	$224,000
Gross proceeds from concurrent private placement	47,003
Less:
Underwriting discounts, commissions and offering expenses applicable to the gross proceeds from this offering(1)	(23,180)

Available proceeds	$247,823

(1)	Includes offering costs totaling approximately $999 that have been paid by us as of March 31, 2013 with funds advanced by our Predecessor. These costs have been capitalized on Predecessor’s balance sheet and will be charged against offering proceeds upon completion of this offering.

(G)	In connection with this offering and the formation transactions, we expect to complete an agreement with affiliates of certain of our underwriters, to provide a $200 million revolving credit facility of which $140 million will be available to us upon completion of the offering with an accordion feature that may provide for up to an additional $200 million borrowing capacity. We expect to initially borrow approximately $21.2 million under our revolving credit facility upon completion of the formation transactions, offering and concurrent private placement, including approximately $14.2 million to acquire Orion and Oxnard (see Note J). In addition, we will also complete an agreement to borrow $60 million term loan from affiliates of certain of our underwriters upon completion of this offering. For purposes of this presentation, $1,500 of the proceeds from the financing transactions have been applied to payment of $1,500 in fees associated with the revolving credit facility and term loan. These fees will be amortized over a three year period for the revolving credit facility and a five year period for the term loan.

(H)	We will use the net proceeds received by us from this offering, the concurrent private placement, the new term loan, borrowings under our proposed revolving credit facility and contributions to our operating partnership of approximately $2.0 million of cash working capital in connection with the formation transactions to repay $304.4 million (including approximately $2.8 million of pre-payment penalties and unpaid extension fees) of debt secured by the assets of the industrial funds, distribute $6.5 million in excess working capital (including a repayment of $0.9 million in connection with an existing promissory note issued by Fund V to Sponsor), pay $664 to non-accredited investors and pay approximately $600 to pay transfer taxes and fees associated with the contribution of our properties to us.

(I)	As consideration for the contributions of the Predecessor’s assets, the prior investors in the Predecessor entities will receive 3,714,419 common units and 4,957,099 shares of our common stock.

(J)	In June 2013, we entered into a contract to acquire (i) 8101-8117 Orion Avenue, and (ii) 18310-18330 Oxnard Street both located in Los Angeles, California. The acquisitions will be accounted for as business combinations under the purchase method of accounting in accordance with ASC Section 805-10, Business Combinations, and recorded at the estimated fair value of the acquired assets and assumed liabilities. The following pro forma adjustments are necessary to reflect the initial allocation of the estimated fair value of the acquired property. The allocation of fair values is based on our preliminary estimates and is subject to change based on the final determination of the fair value of the assets and liabilities acquired. Finally, we expect to borrow $14.2 million from our proposed revolving credit facility to acquire these properties (see Note G).

2. Adjustments to the Pro Forma Combined Statement of Operations

The adjustments to the pro forma statements of operations for the three months ended March 31, 2013 and the year ended December 31, 2012 are as follows:

(AA)	Reflects the historical combined statements of operations of the Predecessor for the three months ended March 31, 2013 and the year ended December 31, 2012.

(BB)	Reflects the contribution of Rexford Fund V Sponsor, LLC, Rexford Industrial Fund V REIT, LLC and their controlled subsidiaries as discussed in (C) above, as if this had occurred on January 1, 2012. The contribution of the ownership interests in Rexford Fund V Sponsor, LLC, Rexford Industrial Fund V REIT, LLC and their controlled subsidiaries will be accounted for as a business combination in accordance with ASC Section 805-10, Business Combinations, and recorded at the estimated fair value of the acquired assets and assumed liabilities. Adjustments for revenues represent the impact of the amortization of the net amount of above- and below-market rents. Depreciation and amortization represent the additional depreciation expense and amortization of intangibles as a result of these purchase accounting adjustments. Depreciation and amortization amounts were determined based on management’s evaluation of the estimated useful lives of the properties and intangibles. In utilizing these useful lives for determining the pro forma adjustments, management considered the length of time the property had been in existence, the maintenance history as well as anticipated future maintenance, and any contractual stipulations that might limit the useful life.

(CC)

Subsequent to March 31, 2013, our Predecessor acquired (i) 18118-18120 S. Broadway Street located in Carson, California, (ii) 8900 & 8980 Benson Avenue and 5637 Arrow Highway both located in Montclair, California, (iii) 3332-3380 & 3410-3424 N. San Fernando Road and 3550 Tyburn Street (“Glendale Commerce Center”) located in Glendale, California and (iv) 1661 240th Street located in Los Angeles, California, as discussed in Note (D) above. The table reflects these property acquisitions and the contribution of the 30% tenant-in-common interest in the La Jolla Sorrento property as discussed in (D) above, as if the transactions had occurred on January 1, 2012. The acquisitions and contribution of the 30% tenant-in-common interest in the La Jolla Sorrento property will be accounted for as acquisitions under the purchase method of accounting in accordance with ASC Section 805-10, Business Combinations, and recorded at the estimated fair value of the acquired assets and assumed liabilities. Adjustments for revenues represent the impact of the amortization of the net amount of above- and below-market rents. Depreciation and amortization represent the additional depreciation expense and amortization of intangibles as a result of these purchase accounting adjustments. Depreciation and amortization amounts were determined based on management’s evaluation of the estimated useful lives of the properties and intangibles. In utilizing these useful lives for determining the pro forma adjustments, management considered the length of time the property had been in existence, the maintenance history as well as anticipated future maintenance, and any contractual stipulations that might limit the useful life.

Also reflects the impact of note receivable pay off for our Pasadena Foothill Center loan. The borrower paid the note on February 8, 2013. In addition, during the second quarter of 2013, we sold our Interstate property located in Tempe, Arizona and our Knollwood property located in Anaheim, California. Adjustments for revenue and expenses represent the full-year and full quarter impact of removing these assets from the Predecessor statements of operations.

	March 31, 2013					December 31, 2012
	Glendale Acquisition	Other Acquisitions	Foothill Loan Payoff	Dispositions	Total	Glendale Acquisition	Other Acquisitions	Foothill Loan Payoff	Dispositions	Total
Revenues	$1,143	$519	$(63)	$(179)	$1,420	$4,758	$2,301	$(567)	$(921)	$5,571
Operating Expenses	(287)	(202)	7	58	(424)	(1,285)	(827)	10	255	(1,847)
Interest Expense	(258)	—	14	50	(194)	(1,030)	—	127	209	(694)
Depreciation Expense	(481)	(753)	—	33	(1,201)	(2,136)	(1,387)	—	677	(2,846)
Acquisition Expense	(131)	(91)	—	—	(222)	(131)	(274)	—	6	(399)
Gain from early repayment of note receivable	—	—	(1,365)	—	(1,365)	—	—	—	—	—
Loss on extinguishment of debt	—	—	37	—	37	—	—	—	—	—
Equity in loss from unconsolidated real estate entities	—	273	—	—	273	—	(227)	—	—	(227)

	$(14)	$(254)	$(1,370)	$(38)	$(1,676)	$176	$(414)	$(430)	$226	$(442)

(DD)	Reflects $113 and $450 in amortization of the $1,500 in fees associated with the anticipated revolving credit facility and term loan for the three months ended March 31, 2013 and for the year ended December 31, 2012, respectively, plus $89 and $356 for the unused fee on the $200 million revolving credit facility for the three months ended March 31, 2013 and for the year ended December 31, 2012, respectively. In addition, we expect to borrow $60.0 million from a term loan (see (G) above) at a rate of LIBOR plus 1.925%, or currently 2.13% and initially borrow approximately $21.2 million from our revolving credit facility including $14.2 million to acquire Orion and Oxnard (see Note J and GG) at a rate of LIBOR plus 1.35%, or currently 1.55%. On a pro-forma basis, if LIBOR were to increase by 1/8%, interest expense would have increased by and net income from continuing operations would have decreased by $39 and $155 for the three months ended March 31, 2013 and for the year ended December 31, 2012, respectively. Conversely, if LIBOR were to decrease by 1/8%, interest expense would have decreased by and net income from continuing operations would have increased by $39 and $155 for the three months ended March 31, 2013 and for the year ended December 31, 2012, respectively.

(EE)	Reflects approximately $3,359 and $15,409 of interest expense and $49 and $2,361 of gain on mark-to-market on interest rate swaps incurred by our Predecessor for the three months ended March 31, 2013 and for the year ended December 31, 2012, respectively, on debt (and the related interest rate swap) secured by our Predecessor’s assets that will be repaid from proceeds raised in this offering (see (H) above).

(FF)	We expect to incur additional general and administrative expenses as a result of becoming a public company, including, but not limited to, incremental salaries, board of directors’ fees and expenses, directors’ and officers’ insurance, Sarbanes-Oxley Act of 2002 compliance costs, SEC reporting expenses and incremental audit and tax fees. We estimate that these costs could result in general and administrative expenses of approximately $6.0 million per year, before additional non-cash compensation expenses of approximately $3.2 million per year from the grant of 923,929 shares of restricted stock. The total value of the restricted shares granted is expected to be approximately $12.9 million vesting over four years. Our pro-forma adjustment includes our estimate of non-cash compensation expenses for the three-months ended March 31, 2013 of $808 and $3.2 million for the year ended December 31, 2012. As we have not yet entered into contracts with third parties to provide all of the services included within this estimate, not all of the estimated expenses appear in the accompanying pro forma consolidated statement of operations. Amounts corresponding to services and expenses under contract have been reflected as an adjustment in the pro forma consolidated statement of operations as additional general and administrative expenses, without duplication, to the general and administrative expenses appearing in the historical statements of operations.

(GG)	In June 2013, we entered into contract to acquire (i) 8101-8117 Orion Avenue, and (ii) 18310-18330 Oxnard Street both located in Los Angeles, California as discussed in Note (J) above. The acquisitions will be accounted for as business combinations under the purchase method of accounting in accordance with ASC Section 805-10, Business Combinations, and recorded at the estimated fair value of the acquired assets and assumed liabilities. Adjustments for revenues represent the impact of the amortization of the net amount of above- and below-market rents. Depreciation and amortization represent the additional depreciation expense and amortization of intangibles as a result of these purchase accounting adjustments. Depreciation and amortization amounts were determined based on management’s evaluation of the estimated useful lives of the properties and intangibles. In utilizing these useful lives for determining the pro forma adjustments, management considered the length of time the property had been in existence, the maintenance history as well as anticipated future maintenance, and any contractual stipulations that might limit the useful life. Finally, we expect to borrow $14.2 million from our proposed revolving credit facility to acquire these properties. We have included in our pro forma adjustment approximately $57 and $221 of interest expense related to our expected borrowings.

(HH)	Reflects the allocation of income attributable to the income (loss) attributable to common non-controlling partnership interests issued as part of this offering and formation transactions (see (I) above). Also reflects the net income allocable to restricted shares which will be paid non-forfeitable dividends.

(II)	Pro forma earnings (loss) per share—basic and diluted are calculated by dividing pro forma consolidated net income (loss) allocable to common stockholders by the number of shares of common stock issued in this offering and the formation transactions. Set forth below is a reconciliation of pro forma weighted average shares outstanding:

	Three-months ended March 31, 2013	Year ended December 31, 2012

Shares issued in the offering	16,000,000	16,000,000
Shares issued in the concurrent private placement	3,358,311	3,358,311
Shares issued to prior investors	4,957,099	4,957,099
Vested restricted stock	230,982	—

Pro-forma weighted average shares outstanding—basic and diluted	24,546,392	24,315,410

(JJ)	Rental revenues reflects fair value lease revenue of $(130) and $(412) decrease to rental revenues and straight line rent adjustment of $179 and $891 increase to rental revenues for the three months ended March 31, 2013 and the year ended December 31, 2012, respectively.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholder of Rexford Industrial Realty, Inc.

We have audited the accompanying consolidated balance sheet of Rexford Industrial Realty, Inc. as of March 31, 2013. This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated balance sheet is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the financial position of Rexford Industrial Realty, Inc. at March 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Los Angeles, California

May 23, 2013

REXFORD INDUSTRIAL REALTY, INC.

CONSOLIDATED BALANCE SHEET

As of March 31, 2013

ASSETS
Cash	$100

$100

STOCKHOLDER’S EQUITY
Common stock $0.01 par value per share, 100,000 shares authorized, 100 shares issued and outstanding	$1
Additional paid-in capital	99

$100

See Accompanying Notes

REXFORD INDUSTRIAL REALTY, INC.

NOTES TO CONSOLIDATED BALANCE SHEET

March 31, 2013

1. Organization

Rexford Industrial Realty, Inc. (the “Company,” “we,” “our” or “us”) was formed as a Maryland corporation on January 18, 2013 to operate as a self-administered and self-managed REIT focused on owning and operating industrial properties in Southern California infill markets. We were formed to succeed our predecessor business, which is controlled and operated by our principals, Richard Ziman, Howard Schwimmer and Michael Frankel, respectively. The Company has submitted a Registration Statement on Form S-11 with the Securities and Exchange Commission with respect to a proposed public offering (the “Offering”) of common stock. The Company is the sole general partner of Rexford Industrial Realty, L.P., our “operating partnership,” which was also formed as a Maryland limited partnership on January 18, 2013. From January 18, 2013 (inception) through March 5, 2013, the Company had no operations other than the issuance of 100 shares of common stock, $0.01 par value per share, for $100 to Michael Frankel and his affiliate in connection with our initial capitalization. The operations are planned to commence upon completion of the Offering. Upon completion of the Offering and the Formation Transactions (defined below), we expect our operations to be carried on through our operating partnership and a, wholly owned subsidiary, Rexford Industrial Realty and Management, Inc. At such time, the Company, as the general partner of our operating partnership, will control the operating partnership. The Company will consolidate the assets, liabilities, and results of operations of the operating partnership.

Concurrently with the Offering, we will complete certain formation transactions pursuant to which we will acquire, through a series of purchase and contribution transactions, the entities that own interests in our initial portfolio, in exchange for cash, shares of our common stock and/or units in our operating partnership. The formation transactions are designed to consolidate our asset management, property management, property development, leasing, tenant improvement construction, acquisition and financing businesses into our operating partnership; consolidate the ownership of our industrial properties under our operating partnership; facilitate the Offering; and allow us to qualify as a real estate investment trust for federal income tax purposes commencing with the taxable year ending December 31, 2013.

We intend to elect to be taxed and to operate in a manner that will allow us to qualify as a real estate investment trust (“REIT”) under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, for federal income tax purposes commencing with our taxable year ending December 31, 2013.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Income taxes

Subject to qualification as a REIT, the Company will be permitted to deduct distributions paid to its stockholders, eliminating the federal taxation of income represented by such distributions at the Company level.

REITs are subject to a number of organizational and operational requirements. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate tax rates.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts in the balance sheet and accompanying notes. Actual results could differ from those estimates.

Underwriting Commissions and Costs

Underwriting commissions and costs to be incurred in connection with the Offering will be reflected as a reduction of additional paid-in-capital.

3. Offering Costs

In connection with the Offering, affiliates have or will incur legal, accounting, and related costs, which will be reimbursed by the Company upon the consummation of the Offering. Such costs will be deducted from the gross proceeds of the Offering.

4. Subsequent Events

We have evaluated subsequent events through the date on which these financial statements were issued.

REXFORD INDUSTRIAL REALTY, INC. PREDECESSOR

COMBINED BALANCE SHEETS

	March 31, 2013 (Unaudited)	December 31, 2012
ASSETS
Land	$156,836,000	$156,836,000
Buildings and improvements	214,214,000	213,557,000
Tenant improvements	12,706,000	12,735,000
Furniture, fixtures, and equipment	188,000	188,000

Total real estate held for investment	383,944,000	383,316,000
Accumulated depreciation	(59,748,000)	(57,177,000)

Investments in real estate, net	324,196,000	326,139,000
Cash and cash equivalents	47,446,000	43,499,000
Restricted cash	2,086,000	1,882,000
Notes receivable	7,903,000	11,911,000
Rents and other receivables, net	477,000	554,000
Deferred rent receivable	3,996,000	3,799,000
Deferred leasing costs and in-place lease intangibles, net	4,651,000	5,194,000
Deferred loan costs, net	1,169,000	1,414,000
Acquired above-market leases, net	186,000	249,000
Other assets	3,912,000	1,873,000
Acquisition related deposits	2,483,000	260,000
Investment in unconsolidated real estate entities	12,361,000	12,697,000
Assets associated with real estate held for sale	9,524,000	11,025,000

Total Assets	$420,390,000	$420,496,000

LIABILITIES & EQUITY
Liabilities
Notes payable	$313,118,000	$308,991,000
Accounts payable, accrued expenses and other liabilities	3,066,000	2,627,000
Due to members	—	1,221,000
Interest rate contracts	—	49,000
Acquired below-market leases, net	32,000	39,000
Tenant security deposits	4,192,000	3,768,000
Prepaid rents	408,000	355,000
Liabilities associated with real estate held for sale	4,667,000	7,198,000

Total Liabilities	325,483,000	324,248,000
Equity
Rexford Industrial Realty, Inc. Predecessor	11,968,000	11,962,000
Accumulated deficit and distributions	(25,271,000)	(24,653,000)

Total Rexford Industrial Realty, Inc. Predecessor (deficit)	(13,303,000)	(12,691,000)
Noncontrolling interests	108,210,000	108,939,000

Total Equity	94,907,000	96,248,000

Total Liabilities and Equity	$420,390,000	$420,496,000

See Accompanying Notes

REXFORD INDUSTRIAL REALTY, INC. PREDECESSOR

COMBINED STATEMENTS OF OPERATIONS (UNAUDITED)

	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012
RENTAL REVENUES
Rental revenues	$7,902,000	$7,039,000
Tenant reimbursements	904,000	789,000
Management, leasing and development services	261,000	64,000
Other income	118,000	17,000

TOTAL RENTAL REVENUES	9,185,000	7,909,000
Interest income	311,000	337,000

TOTAL REVENUES	9,496,000	8,246,000

EXPENSES
Property expenses	2,171,000	1,987,000
General and administrative	1,153,000	983,000
Depreciation and amortization	3,208,000	3,526,000
Other property expense	341,000	276,000

TOTAL OPERATING EXPENSES	6,873,000	6,772,000
OTHER (INCOME) EXPENSE
Acquisition expenses	93,000	68,000
Interest expense	3,906,000	4,209,000
Gain on mark-to-market interest rate swaps	(49,000)	(612,000)

TOTAL OTHER EXPENSE	3,950,000	3,665,000

TOTAL EXPENSES	10,823,000	10,437,000
Equity in income (loss) of unconsolidated real estate entities	(212,000)	57,000
Gain from early repayment of note receivable	1,365,000	—
Loss on extinguishment of debt	(37,000)	—

NET LOSS FROM CONTINUING OPERATIONS	(211,000)	(2,134,000)

DISCONTINUED OPERATIONS
Income from discontinued operations before (losses) on settlement of debt and gains on sale of real estate	64,000	34,000
Loss on extinguishment of debt	(209,000)	—
Gain on sale of real estate	2,409,000	—

INCOME FROM DISCONTINUED OPERATIONS	2,264,000	34,000

NET INCOME (LOSS)	2,053,000	(2,100,000)
Net (income) loss attributable to noncontrolling interests	(1,726,000)	1,933,000

NET INCOME (LOSS) ATTRIBUTABLE TO REXFORD INDUSTRIAL REALTY, INC. PREDECESSOR	$327,000	$(167,000)

See Accompanying Notes

REXFORD INDUSTRIAL REALTY, INC. PREDECESSOR

COMBINED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Rexford Industrial Realty, Inc. Predecessor	Noncontrolling Interests	Total
Balance as of December 31, 2012	$(12,691,000)	$108,939,000	$96,248,000
Capital contributions	6,000	1,326,000	1,332,000
Equity based compensation expense	—	66,000	66,000
Net income	327,000	1,726,000	2,053,000
Distributions	(945,000)	(3,847,000)	(4,792,000)

Balance as of March 31, 2013	$(13,303,000)	$108,210,000	$94,907,000

See Accompanying Notes

REXFORD INDUSTRIAL REALTY, INC. PREDECESSOR

COMBINED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$2,053,000	$(2,100,000)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in (earnings) loss of unconsolidated real estate entities	212,000	(57,000)
Depreciation and amortization	3,208,000	3,526,000
Depreciation and amortization real estate held for sale	78,000	131,000
Amortization of above market lease intangibles	56,000	62,000
Accretion of discount on notes receivable	(62,000)	(31,000)
Loss on extinguishment of debt	245,000	—
Net gain on asset dispositions	(2,409,000)	—
Amortization of loan costs	263,000	176,000
Gain on mark-to-market interest rate swaps	(49,000)	(611,000)
Deferred interest expense	271,000	263,000
Equity based compensation expense	66,000	—
Gain from early repayment of notes receivable	(1,365,000)	—
Change in working capital components:
Tenant receivables	77,000	(117,000)
Deferred rent receivables	(197,000)	(141,000)
Change in restricted cash	(173,000)	(361,000)
Leasing commissions	(135,000)	(94,000)
Other assets	(1,459,000)	33,000
Accounts payable, accrued expenses and other liabilities	198,000	1,197,000
Tenant security deposits	441,000	(149,000)
Prepaid rent	53,000	(136,000)

Net cash provided by operating activities	1,372,000	1,591,000

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of investment in real estate	—	(4,284,000)
Capital expenditures	(495,000)	(1,178,000)
Acquisition related deposits	(2,223,000)	—
Contributions to unconsolidated real estate entities	—	—
Distributions from unconsolidated real estate entities	124,000	85,000
Change in restricted cash	(52,000)	135,000
Principal repayments of notes receivable	5,435,000	61,000
Disposition of investment in real estate	3,851,000	—

Net cash provided by (used in) investing activities	6,640,000	(5,181,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from notes payable	6,730,000	161,000
Repayment of notes payable	(5,577,000)	(110,000)
Deferred loan costs	(40,000)	(5,000)
Prepaid offering costs	(518,000)	—
Capital contributions	1,332,000	5,300,000
Distributions to members	(4,792,000)	(402,000)
Reimbursements due to members	(1,221,000)	—
Change in restricted cash	21,000	—

Net cash provided by (used in) financing activities	(4,065,000)	4,944,000

Net increase in cash and cash equivalents	3,947,000	1,354,000
Cash and cash equivalents, beginning of period	43,499,000	20,928,000

Cash and cash equivalents, end of period	$47,446,000	$22,282,000

See Accompanying Notes

REXFORD INDUSTRIAL REALTY, INC. PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

1. Organization and Basis of Presentation

Rexford Industrial Realty, Inc. Predecessor is not a legal entity but rather a combination of numerous real estate entities and management companies engaged in the acquisition, ownership, development, leasing and management of industrial real estate, and in the acquisition of debt instruments connected with industrial real estate. Rexford Industrial Realty, Inc. Predecessor is the predecessor of Rexford Industrial Realty, Inc. (the “REIT”), which is expected to complete an initial public offering (the “IPO”) of the common stock of the REIT in 2013. In connection with the IPO, the Company will engage in formation transactions that are designed to consolidate its asset management, property management, property development, leasing, tenant improvement construction, acquisition and financing businesses into Rexford Industrial Realty, L.P., the operating partnership formed by and managed by the REIT; consolidate the ownership of our portfolio of industrial properties under the operating partnership; facilitate the IPO; and allow the REIT to qualify as a real estate investment trust for U.S. federal income tax purposes commencing with the taxable year ending December 31, 2013. Below is a background summary of the entities comprising Rexford Industrial Realty, Inc. Predecessor.

The combined financial statements presented herein consist of Rexford Industrial, LLC (“RILLC”), Rexford Sponsor V, LLC and Rexford Industrial Fund V REIT, LLC (“RIF V REIT”) and their consolidated subsidiaries which consists of Rexford Industrial Fund I, LLC (“RIF I”), Rexford Industrial Fund II, LLC (“RIF II”), Rexford Industrial Fund III, LLC (“RIF III”), Rexford Industrial Fund IV, LLC (“RIF IV”) and Rexford Industrial Fund V, LP (“RIF V”). The terms “Company,” “us,” “we” and “our” as used in these financial statements refer to Rexford Industrial Realty, Inc. Predecessor. The entities comprising Rexford Industrial Realty, Inc. Predecessor are combined on the basis of common management and common ownership.

As of March 31, 2013, we control and own the equity interests of the entities that own, on a combined basis, a portfolio of 54 industrial properties and one loan secured by the deed of trust on real property. We also manage, and own a partial equity interest in five additional industrial properties, for a total of 59 industrial properties in our total managed portfolio.

Below is a summary of the industrial properties in our total managed portfolio as of March 31, 2013:

	Number of		Total Portfolio Square Feet	Effective Portfolio(1) Square Feet
	Properties	Buildings
RIF I	7	17	1,008,191	963,418
RIF II	8	23	726,905	697,515
RIF III	11	37	1,012,889	1,012,889
RIF IV	14	29	947,113	945,682
RIF V	19	45	2,403,573	1,393,427

	59	151	6,098,671	5,012,931

Notes receivables	1	5	99,447	99,447

	60	156	6,198,138	5,112,378

(1)	Effective portfolio square feet includes 100% of the square footage of our combined portfolio of 55 properties, and our respective ownership percentage of square footage for our tenants-in-common and joint venture interest properties, which includes 72.24% of Walnut Center Business Park, 70.0% of La Jolla Sorrento Business Park, and 15.0% of 3001-3223 Mission Oaks Boulevard.

Any reference to the number of properties, buildings and square footage are outside the scope of our independent auditor’s review of our financial statements in accordance with the standards of the Public Company Accounting Oversight Board.

Basis of Presentation

The accompanying interim combined financial statements include the accounts of the Company. All significant intercompany accounts and transactions have been eliminated in combination. All the outside ownership interests in entities we consolidate are included in non-controlling interests. The accompanying interim financial statements have been prepared in conformity with U.S. Generally Accepted Accounting Principles (“GAAP”) as established by the Financial Accounting Standards Board (“FASB”) in the Accounting Standards Codification (“ASC”) including modifications issued under Accounting Standards Updates (“ASUs”). The accompanying financial statements include, in our opinion, all adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial information set forth therein. These interim financial statements should be read in conjunction with the annual combined financial statements included in this Form S-11 and the notes thereto.

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts in the combined financial statements and accompanying notes. Actual results could differ from those estimates.

We consolidate all entities that are wholly owned and those in which we own less than 100% but control, as well as any variable interest entities in which we are the primary beneficiary. We evaluate our ability to control an entity and whether the entity is a variable interest entity and we are the primary beneficiary through consideration of the substantive terms of the arrangement to identify which enterprise has the power to direct the activities of a variable interest entity that most significantly impacts the entity’s economic performance and the obligation to absorb losses of the entity or the right to receive benefits from the entity. Investments in entities in which we do not control but over which we have the ability to exercise significant influence over operating and financial policies are presented under the equity method. Investments in entities that we do not control and over which we do not exercise significant influence are carried at the lower of cost or fair value, as appropriate. Our ability to correctly assess our influence and/or control over an entity affects the presentation of these investments in our combined financial statements.

2. Summary of Significant Accounting Policies

Discontinued Operations

The revenue, expenses, impairment and/or gain on sale of operating properties that meet the applicable criteria are reported as discontinued operations in the combined statements of operations for all periods presented. A gain on sale, if any, is recognized in the period during which the property is disposed.

In determining whether to report the results of operations, impairment and/or gain on sale of operating properties as discontinued operations, we evaluate whether we have any significant continuing involvement in the operations, leasing or management of the property after disposition. If we determine that we have significant continuing involvement after disposition, we report the revenue, expenses, impairment and/or gain on sale as part of continuing operations.

Held for Sale Assets

We classify properties as held for sale when certain criteria set forth in the Long-Lived Assets Classified as Held for Sale Subsections of ASC Topic 360: Property, Plant, and Equipment, are met. At that time, we present the assets and liabilities of the property held for sale separately in our combined balance sheet and cease recording depreciation and amortization expense at the time a property is classified as held for sale. Properties held for sale are reported at the lower of their carrying value or their estimated fair value, less estimated costs to sell.

Investment in Real Estate

Acquisitions of properties are accounted for utilizing the purchase accounting method and accordingly, the results of operations of acquired properties are included in our results of operations from the respective dates of acquisition. Transaction costs related to acquisitions are expensed, rather than included with the consideration paid. Estimates of future cash flows and other valuation techniques are used to allocate the purchase price of acquired property between land, buildings and improvements, equipment and identifiable intangible assets and liabilities such as amounts related to in-place at-market leases, and acquired above- and below-market leases. Initial valuations are subject to change until such information is finalized, but no later than 12 months from the acquisition date.

The fair values of tangible assets are determined on an “as-if-vacant” basis. The “as-if-vacant” fair value is allocated to land, where applicable, buildings, tenant improvements and equipment based on comparable sales and other relevant information obtained in connection with the acquisition of the property.

The estimated fair value of acquired in-place at-market tenant leases are the costs we would have incurred to lease the property to the occupancy level of the property at the date of acquisition. Such estimates include the fair value of leasing commissions and legal costs that would be incurred to lease the property to this occupancy level. Additionally, we evaluate the time period over which such occupancy level would be achieved and include an estimate of the net operating costs (primarily real estate taxes, insurance and utilities) incurred during the lease-up period, which is generally six months.

Above- and below-market in-place lease intangibles are recorded as an asset or liability based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between the contractual amounts to be received or paid pursuant to the in-place tenant lease, and our estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining noncancelable term of the lease and bargain renewal periods for below market in-place lease intangibles, if applicable.

We capitalize costs incurred in developing, renovating, rehabilitating, and improving real estate assets as part of the investment basis. Costs incurred in making repairs and maintaining real estate assets are expensed as incurred. During the land development and construction periods, we capitalize interest costs, insurance, real estate taxes and certain general and administrative costs of the personnel performing development, renovations, and rehabilitation if such costs are incremental and identifiable to a specific activity to get the asset ready for its intended use. Capitalized costs are included in the investment basis of real estate assets.

When assets are sold or retired, their costs and related accumulated depreciation are removed from the accounts with the resulting gains or losses reflected in operations for the period.

The values allocated to land, buildings, site improvements, in-place leases, tenant improvements and leasing costs are depreciated on a straight-line basis using an estimated remaining life of 10-30 years for buildings, 20 years for site improvements, and the shorter of the estimated useful life or respective lease term for tenant improvements.

Impairment of Long-Lived Assets

In accordance with the provisions of the Impairment or Disposal of Long-Lived Assets Subsections of ASC Topic 360: Property, Plant, and Equipment, we assess the carrying values of our respective long-lived assets, including goodwill, whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable.

Recoverability of real estate assets is measured by comparison of the carrying amount of the asset to the estimated future undiscounted cash flows. In order to review our real estate assets for recoverability, we consider current market conditions, as well as our intent with respect to holding or disposing of the asset. Our intent with regard to the underlying assets might change as market conditions change, as well as other factors, especially in the current global economic environment. Fair value is determined through various valuation techniques; including discounted cash flow models, applying a capitalization rate to estimated net operating income of a property, quoted market values and third party appraisals, where considered necessary. The use of projected future cash flows is based on assumptions that are consistent with our estimates of future expectations and the strategic plan we use to manage our underlying business. If our analysis indicates that the carrying value of the real estate asset is not recoverable on an undiscounted cash flow basis, we recognize an impairment charge for the amount by which the carrying value exceeds the current estimated fair value of the real estate property.

Assumptions and estimates used in the recoverability analyses for future cash flows, discount rates and capitalization rates are complex and subjective. Changes in economic and operating conditions or our intent with regard to our investment that occurs subsequent to our impairment analyses could impact these assumptions and result in future impairment of our real estate properties.

At March 31, 2013 and December 31, 2012, our investment in real estate has been recorded net of a cumulative impairment of $19.6 million.

Income Taxes

RIF I, RIF II, RIF III, and RIF IV are limited liability companies or limited partnerships. As it relates to the limited liability companies, we have elected to be taxed as a partnership for tax purposes. As such, the allocated share of net income or loss from the limited liability companies and limited partnerships is reportable in the income tax returns of the respective partners and investors. Accordingly, no income tax provision is included in the accompanying combined financial statements.

RIF V REIT has elected to be taxed as a REIT under Sections 856 to 860 of the Internal Revenue Code of 1986, as amended (the “Code”), commencing with its tax period ended December 31, 2010.

To qualify as a REIT, RIF V REIT must distribute annually at least 90% of its adjusted taxable income, as defined in the Code, to its security holders and satisfy certain other organizational and operating requirements. If RIF V REIT fails to qualify as a REIT in any taxable year, it will be subject to federal income taxes (including any applicable alternative minimum tax) on our taxable income at regular corporate rates and we may not be able to qualify as a REIT for four subsequent taxable years. Even if RIF V REIT qualifies for taxation as a REIT, it may be subject to certain state and local taxes on our income and property and to federal income taxes and excise taxes on our undistributed taxable income. We believe that RIF V REIT has met all of the REIT distribution and technical requirements for the three months ended March 31, 2013 and 2012 and intends to continue to adhere to these requirements and maintain its REIT status. Accordingly, we have not recognized any provision for income taxes.

The Company periodically evaluates it tax positions to evaluate whether it is more likely than not that such positions would be sustained upon examination by a tax authority for all open tax years, as defined by the statute of limitations, based on their technical merits. As of March 31, 2013 and December 31, 2012, the Company has not established a liability for uncertain tax positions.

Revenue Recognition

We recognize revenue from rent, tenant reimbursements, and other revenue sources once all of the following criteria are met: persuasive evidence of an arrangement exists, the delivery has occurred or services rendered, the fee is fixed and determinable, and collectability is reasonably assured. Minimum annual rental revenues are recognized in rental revenues on a straight-line basis over the term of the related lease. Rental revenue recognition commences when the tenant takes possession or controls the physical use of the leased space.

Estimated recoveries from tenants for real estate taxes, common area maintenance, and other recoverable operating expenses are recognized as revenues in the period that the expenses are incurred. Subsequent to year-end, we perform final reconciliations on a lease-by-lease basis and bill or credit each tenant for any cumulative annual adjustments. Lease termination fees, which are included in rental revenues in the accompanying consolidated statements of operations, are recognized when the related lease is canceled and we have no continuing obligation to provide services to such former tenant.

Revenues from management, leasing and development services are recognized when the related services have been provided and earned.

The recognition of gains on sales of real estate requires that we measure the timing of a sale against various criteria related to the terms of the transaction, as well as any continuing involvement in the form of management or financial assistance associated with the property. If the sales criteria are not met, we defer gain recognition and account for the continued operations of the property by applying the finance, profit-sharing or leasing method. If the sales criteria have been met, we further analyze whether profit recognition is appropriate using the full accrual method. If the criteria to recognize profit using the full accrual method have not been met, we defer the gain and recognize it when the criteria are met or use the installment or cost recovery method as appropriate under the circumstances. See Note 3 for discussion of dispositions.

Segment Reporting

Management views the Company as a single segment based on its method of internal reporting in addition to its allocations of capital and resources.

Recently issued accounting pronouncements

Changes to GAAP are established by the FASB in the form of ASUs to the FASB’s Accounting Standards Codification. The Company considers the applicability and impact of all ASUs. Newly issued ASUs not listed below are expected to not have any material impact on its combined financial position and results of operations because either the ASU is not applicable or the impact is expected to be immaterial.

In April 2013, the FASB issued ASU No. 2013-07 to Presentation of Financial Statements (Topic 205): Liquidation Basis of Accounting. This amendment requires an entity to prepare its financial statements using the liquidation basis of accounting when they cease operating and begin selling assets to settle debts with creditors. This ASU is effective for fiscal years beginning after December 15, 2012, with early adoption permitted, and should be applied prospectively from the day that liquidation becomes imminent. We do not expect the adoption of this accounting standard to have a material impact on our Combined Financial Statements.

In December 2011, the FASB issued ASU No. 2011-10 to clarify the scope of current U.S. GAAP. The update clarifies that the real estate sales guidance applies to the derecognition of a subsidiary that is in-substance real estate as a result of default on the subsidiary’s nonrecourse debt. That is, even if the reporting entity ceases to have a controlling financial interest under the consolidation guidance, the reporting entity would continue to include the real estate, debt, and the results of the subsidiary’s operations in its consolidated financial statements until legal title to the real estate is transferred to legally satisfy the debt. The adoption of this accounting standard update on January 1, 2013 did not have a material impact on our Combined Financial Statements.

3. Investment in Real Estate

Acquisitions

We did not make any property acquisitions during the three months ended March 31, 2013. During the three months ended March 31, 2012, we acquired one property for a total purchase price of $4.8 million. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

		Real estate assets:		Acquisition-related intangibles
Property	Acquisition Date	Land	Buildings and improvements	In-place Lease Intangibles(1)	Net Above (Below) Market Lease Intangibles(1)	Total Purchase Price	Other assets	Notes payable, accounts payable, accrued expenses and tenant security deposits	Net Assets Acquired
Campus	3/7/2012	$2,600,000	$1,631,000	$588,000	$(20,000)	$4,799,000	$13,000	$(529,000)	$4,283,000

(1)	The amortization period of acquired in-place lease intangibles and below market leases was 10 years as of March 31, 2012.

Dispositions

On January 31, 2013, we disposed of the 4578 Worth Street property located in Los Angeles, California. We received gross proceeds from this transaction of $4.1 million ($3.9 million after transaction costs), of which $2.5 million was used to repay the portion of the RIF I portfolio loan secured by the property. The remaining proceeds were paid out as a distribution to investors in RIF I.

Assets Held for Sale

As of March 31, 2013, our Williams and Glenoaks properties were classified as held for sale. As of December 31, 2012, our Worth Bonnie Beach, Williams and Glenoaks properties were classified as held for sale. The major classes of assets and liabilities of real estate held for sale were as follows:

	March 31, 2013	December 31, 2012
Investment in real estate, net	$9,419,000	$10,882,000
Other	105,000	143,000

	$9,524,000	$11,025,000

Notes payable	$4,618,000	$7,118,000
Accounts payable and other liabilities	49,000	80,000

	$4,667,000	$7,198,000

Discontinued Operations

Loss from discontinued operations for three months ended March 31, 2013 and 2012 includes the results of operations and gain (loss) related to the disposition properties, the note receivable that was paid off, and the assets held for sale, and is summarized as follows:

	For the Three Months Ended March 31,
	2013	2012
Revenues	$211,000	$330,000
Operating expenses	(43,000)	(83,000)
Interest expense	(26,000)	(82,000)
Depreciation expense	(78,000)	(131,000)
Loss on extinguishment of debt	(209,000)	—
Gain on sale of real estate	2,409,000	—

Income from discontinued operations	$2,264,000	$34,000

4. Intangible Assets

The following summarizes our identifiable intangible assets and acquired above/below market lease assets as of:

	March 31, 2013	December 31, 2012
Acquired in-place lease intangibles
Gross amount	$18,717,000	$18,717,000
Accumulated amortization	(16,093,000)	(15,647,000)

Net balance	$2,624,000	$3,070,000

Acquired above market leases
Gross amount	$731,000	$731,000
Accumulated amortization	(545,000)	(482,000)

Net balance	$186,000	$249,000

Below market leases
Gross amount	$(3,711,000)	$(3,711,000)
Accumulated amortization	3,679,000	3,672,000

Net balance	$(32,000)	$(39,000)

5. Notes Receivable

On February 8, 2013 the mortgage note borrower for our Pasadena Foothill Center loan early repaid the outstanding principal in full. We received gross proceeds from this payoff of $5.4 million, including $6,310 in per diem interest, of which $2.5 million was used to repay the loan secured by this note. The remaining proceeds were paid as a distribution to investors in RIF V. We recorded a $1.4 million gain on collection of notes receivable during the three months ended March 31, 2013.

The following table summarizes the balance of our notes receivable:

	Face Amount	Unrecognized Non- Accretable Yield	Unrecognized Accretable Yield	Note Receivable
At March 31, 2013:
Calle Perfecto	$14,346,000	$(5,816,000)	$(627,000)	$7,903,000

At December 31, 2012:
Foothill	$5,370,000	$—	$(1,394,000)	$3,976,000
Calle Perfecto	14,410,000	(5,816,000)	(659,000)	7,935,000

Total	$19,780,000	$(5,816,000)	$(2,053,000)	$11,911,000

6. Notes Payable

A summary of our notes payable is as follows:

	Principal Amount as of				Contractual Maturity Date		Interest Rate
	March 31, 2013		December 31, 2012
Fixed Rate Debt
RIF I Holdings, LLC	$38,764,000		$41,238,000		5/31/2014		6.13%
RIF I—Walnut, LLC	11,350,000		11,350,000		9/1/2013		6.23%
RIF II—Orangethorpe, LLC	4,427,000		4,451,000		7/1/2013		5.147	%(1)
RIF II—Easy Street, LLC	5,284,000		5,310,000		4/1/2014		5.32	%(1)
RIF III Holdings, LLC (Note A)	78,609,000		78,338,000		8/31/2014		5.60	%(2)
RIF III Holdings, LLC (Note B)	410,000		410,000		8/31/2014		12.00	%(3)
RIF V—Foothill, LLC	—		2,542,000		9/1/2014	(4)	4.00	%(5)
RIF V—Calle Perfecto, LLC	5,404,000		5,429,000		9/1/2014	(4)	4.00	%(6)
RIV V—Jersey, LLC	5,313,000	(7)	5,355,000	(7)	1/1/2015		5.45	%(1)
RIF V—Arroyo, LLC	3,000,000		3,000,000		9/30/2014		4.50%

Variable Rate Debt

RIF I Holdings, LLC	$7,605,000		7,605,000		5/31/2014		LIBOR + 1.00%
RIF I—Mulberry, LLC	5,917,000		5,978,000		5/20/2014	(8)	LIBOR + 2.75%
RIF II Holdings, LLC	39,972,000		40,152,000		7/1/2013	(9)	LIBOR + 3.50	%(10)
RIF IV Holdings, LLC	67,136,000		67,136,000		4/1/2013	(9)	LIBOR + 4.00	%(11)
RIF V—Grand Commerce Center, LLC	6,000,000		6,000,000		3/4/2014	(4)	LIBOR + 2.75%
RIF V—Vinedo, LLC	3,470,000		3,470,000		8/4/2014	(8)	LIBOR + 2.75%
RIF V—MacArthur, LLC	5,475,000		5,475,000		12/5/2014	(4)	LIBOR + 2.50%
RIF V—Campus, LLC	3,360,000		3,360,000		7/1/2015		LIBOR + 2.50	%(12)(13)
RIF V—Golden Valley, LLC	2,900,000		2,900,000		6/1/2015	(4)	LIBOR + 2.75	%(14)
Cornerstone Portfolio	16,610,000		16,610,000		12/9/2014	(4)	LIBOR + 2.50%
RIF V—Del Norte, LLC	6,730,000		—		3/1/2016		LIBOR + 2.25	%(4)(15)

	$317,736,000		$316,109,000

Less: Mortgage Loans Associated with Real Estate Held for Sale
	(4,618,000)		(7,118,000)

	$313,118,000		$308,991,000

(1)	Monthly payments of interest and principal based on 30-year amortization table.
(2)	Loan bears interest at 5.60%, with the option to pay a minimum interest rate of 4.25% per annum and to have the remaining 1.35% of the interest added to the principal outstanding. We have added $1.5 million and $1.2 million to the principal balance under the payment in kind election as of March 31, 2013 and December 31, 2012, respectively
(3)	Loan bears interest at 12.00%, with the option to pay a minimum interest rate of 6.00% per annum and to have the remaining 6.00% of the interest accruing added to the principal outstanding.
(4)	Two additional one year extensions available at the borrower’s option.
(5)	Monthly payments will include $3,900 of principal repayment together with accrued interest.
(6)	Monthly payments will include $8,100 of principal repayment together with accrued interest.
(7)	Includes unamortized debt premium of $0.1 million at March 31, 2013 and December 31, 2012.
(8)	One additional one year extension available at the borrower’s option.
(9)	This loan was extended subsequent to March 31, 2013. Please see Note 14—Subsequent Events, for additional information.
(10)	Loan bears interest at LIBOR + 3.50% per annum through 12/31/12 and LIBOR +3.75% per annum thereafter. Monthly payments are interest only until 1/15/12. From 2/15/12 through 7/15/12, monthly payments include $25,000 of principal repayment, and $60,000 thereafter.
(11)	Loan bears interest at LIBOR + 3.25% per annum through March 31, 2012 and LIBOR +4.00% per annum thereafter.
(12)	Monthly payments are interest only until 7/31/13. Commencing on 8/1/13 through the maturity date, monthly payments will include $9,583 of principal repayment together with accrued interest.
(13)	Loan bears interest at the Lender’s Prime Rate or LIBOR + 2.50%, based on our election on a monthly basis, but subject to a Floor Rate of 2.50%.
(14)	Monthly payments are interest only until 6/30/14. Commencing on 7/1/14 through the maturity date, there will be payments of interest and principal based upon a 25-year amortization table.
(15)	Loan bears interest at the Lender’s Prime Rate or LIBOR + 2.25%, based on our election on a monthly basis, but subject to a Floor Rate of 2.50%.

The following table summarizes aggregate future principal payments of consolidated debt (including debt classified as Held for Sale) as of March 31, 2013 and does not consider the extension options available to the Company as noted above:

April—December 2013	$123,172,000
2014	176,639,000
2015	11,110,000
2016	6,730,000

Total(1)	$317,651,000

(1)	Includes gross principal balance of outstanding debt before impact of $0.1 million debt premium.

On March 22, 2013 we obtained a $6.7 million loan. This loan bears interest at a floating rate of LIBOR +225 basis points per annum, subject to a floor of 2.50%, and matures on March 1, 2016. The loan is secured by our property located at 701 Del Norte Boulevard in Oxnard, California.

Based on information currently available to the Company, we expect to repay, extend or refinance debt coming due during the remainder of 2013. Specifically, the maturing principal balances include the $40.0 million RIF II Holdings, LLC debt, $67.1 million of RIF IV Holdings, LLC debt, $4.4 million of RIF II—Orangethorpe, LLC debt, and $11.4 million of RIF I—Walnut, LLC debt. As it relates to the RIF II Holdings, LLC and RIF IV Holdings, LLC debt, on April 1, 2013 we extended the maturities to October 1, 2013. The financial statements have been prepared assuming the Company is successful in repaying, extending or refinancing these maturities.

However, in the event the Company is not successful in repaying, extending or refinancing the debt coming due in the remainder of 2013, we believe the Company’s financial exposure is limited by the non-recourse nature of the collateral securing the respective debt.

As of March 31, 2013 our RIF IV Holdings, LLC and RIF II Holdings, LLC portfolio loans have a remaining holdback reserve of $1.4 million and $1.1 million, available for tenant improvements, leasing commissions, capital renovations and loan extension related fees.

Our secured debt arrangements contain covenants and restrictions requiring us to meet certain financial ratios and reporting requirements. Some of the more restrictive financial covenants include a minimum debt service coverage ratio, a minimum interest coverage ratio, a minimum net worth requirement, and a minimum unrestricted liquid assets requirement. Noncompliance with one or more of the covenants and restrictions could result in the full or partial principal balance of the associated debt becoming immediately due and payable. We believe we were in compliance with all of our debt covenants as of March 31, 2013 and December 31, 2012.

7. Operating Leases

We lease space to tenants primarily under non-cancelable operating leases that generally contain provisions for a base rent plus reimbursement for certain operating expenses. Operating expense reimbursements are reflected in our combined statements of operations as tenant recoveries.

Future minimum base rent under operating leases as of March 31, 2013 is summarized as follows:

Twelve months ending March 31,
2014	$28,670,000
2015	18,952,000
2016	12,293,000
2017	8,025,000
2018	5,173,000
Thereafter	9,903,000

Total	$83,016,000

The future minimum lease payments in the table above exclude (i) tenant reimbursements, amortization of adjustments for deferred rent receivables and the amortization of above/below-market lease intangibles and (ii) assume that the termination options in some leases, which generally require payment of a termination fee, are not exercised.

8. Interest Rate Contracts

We use interest rate swap agreements to manage our exposure to interest rate movements associated with certain of our existing LIBOR-based variable rate debt. The accounting for changes in fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. None of our interest rate swaps are designated as hedges, and as such, changes in fair value are recognized in earnings under “Gain on mark-to-market interest rate swaps.” We recognized $49,000 and $0.6 million of gain on mark-to-market of our interest rate swaps during the three months ending March 31, 2013 and 2012, respectively.

The fair value of each interest rate swap agreement is obtained through independent third-party valuation sources that use widely accepted valuation techniques including discounted cash flow analyses on the expected cash flows of each derivative. These analyses reflect the contractual terms of the derivatives, including the period to maturity, and use observable market-based inputs, including interest rate curves and implied volatilities (also referred to as “significant other observable inputs”). The fair values of our interest rate swap agreements are determined using the market standard methodology of netting the discounted future fixed cash payments and the discounted expected variable cash receipts. The variable cash receipts are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves. The fair value calculation also includes an amount for risk of non-performance using “significant unobservable inputs” such as estimates of current credit spreads to evaluate the likelihood of default, which we have determined to be insignificant to the overall fair value of our interest rate swap agreements. We recognize our interest rate swap agreements as either assets or liabilities on the balance sheet at fair value, disclosed as “Interest rate contracts.”

The following table is a summary of our interest rate swap agreements as of March 31, 2013 and December 31, 2012.

				Fair Value as of		Notional Amount in Effect as of
Description	Effective Date	Termination Date	Interest Strike Rate	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012
Rexford Industrial Fund III, LLC	11/15/2006	3/15/2013	5.1100%	$—	$(49,000)	$—	$5,000,000

9. Fair Value Measurements

The FASB fair value framework includes a hierarchy that distinguishes between assumptions based on market data obtained from sources independent of the reporting entity and the reporting entity’s own assumptions about market-based inputs. Level 1 inputs utilize unadjusted quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable either directly or indirectly for similar assets and liabilities in active markets. Level 3 inputs are unobservable assumptions generated by the reporting entity.

Recurring Measurements—Interest Rate Contracts

The valuation of our interest rate swaps is determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected future cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. We incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements.

The following table sets forth the liabilities that we measure at fair value on a recurring basis by level within the fair value hierarchy as of March 31, 2013 and December 31, 2012:

	Fair Value Measurement Using
	Total Fair Value	Quoted Price in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities
Interest rate swap at:
March 31, 2013	$—	$—	$—	$—
December 31, 2012	$49,000	$—	$49,000	$—

Financial Instruments Disclosed at Fair Value

The carrying amounts of cash and cash equivalents, restricted cash, rents and other receivables, other assets, accounts payable, accrued expenses and other liabilities, and tenant security deposits approximate fair value because of their short-term nature.

The fair value of our secured notes payable was estimated by calculating the present value of principal and interest payments, using currently available market rates, adjusted with a credit spread, and assuming the loans are outstanding through maturity.

The following table sets forth the carrying value and the estimated fair value of our notes payable as of March 31, 2013 and December 31, 2012:

	Fair Value Measurement Using
	Total Fair Value	Quoted Price in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Carrying Value
Liabilities
Notes Payable at:
March 31, 2013	$323,086,000	$—	$323,086,000	$—	$317,736,000
December 31, 2012	$322,802,000	$—	$322,802,000	$—	$316,109,000

10. Related Party Transactions

Howard Schwimmer

We engage in transactions with Howard Schwimmer, our senior managing partner. We earn management and development fees and leasing commissions from entities controlled individually by Mr. Schwimmer. Fees and commissions earned from Mr. Schwimmer are included in management, leasing and development services in our combined statements of operations. We recorded $29,000 and $27,000 in management and leasing services revenue for the three months ended March 31, 2013 and 2012, respectively.

11. Commitments and Contingencies

Legal–From time to time, we are subject to various legal proceedings that arise in the ordinary course of business. Management is not aware of any legal proceedings where the likelihood of a loss contingency is reasonably possible and the amount or range of reasonably possible losses is material to our results of operations, financial condition or cash flows.

Environmental–We monitor our properties for the presence of hazardous or toxic substances. While there can be no assurance that a material environmental liability does not exist, we are not currently aware of any environmental liability with respect to the properties that would have a material effect on our combined financial condition, results of operations and cash flows. Further, we are not aware of any environmental liability or any unasserted claim or assessment with respect to an environmental liability that we believe would require additional disclosure or the recording of a loss contingency.

12. Investment in Unconsolidated Real Estate Entities

We own interests in two industrial properties through noncontrolling interests (i) in joint venture entities that we do not control but over which we exercise significant influence or (ii) as tenants-in-common subject to common control. We account for these investments under the equity method of accounting (i.e., at cost, increased or decreased by our share of earnings or losses, less distributions, plus contributions and other adjustments required by equity method accounting, such as basis differences from other-than-temporary impairments, if applicable).

The following table sets forth our ownership interests in our equity method investments in real estate and their respective carrying values. The carrying values of these investments are affected by the timing and nature of distributions:

		Carrying Value at
Investment Property	Ownership Interest	March 31, 2013	December 31, 2012
La Jolla Sorrento Business Park(1)	70.00%	$9,592,000	$9,988,000
3001-3223 Mission Oaks Boulevard	15.00%	2,769,000	2,709,000

		$12,361,000	$12,697,000

(1)	This is a tenancy-in-common interest in which we share control equally with the other tenant-in-common partners.

The following tables present combined summarized financial information of our equity method investment properties. Amounts provided are the total amounts attributable to the entities and do not represent our proportionate share:

	Three Months Ended March 31,
	2013	2012
Revenues	$2,146,000	$254,000
Expenses	(2,220,000)	(255,000)

Net income (loss)	$(74,000)	$(1,000)

	March 31, 2013	December 31, 2012
Assets	$70,927,000	$71,242,000
Liabilities	(42,063,000)	(42,265,000)

Partners’/members’ equity	$28,864,000	$28,977,000

During the three months ended March 31, 2013 and 2012, our unconsolidated real estate entities incurred $0.1 million and $9,000, respectively of management, leasing and development fees which was payable to us. We recognized $0.1 million and $5,000, respectively, of management, leasing and development fees for the three months ended March 31, 2013 and 2012, which has been recorded in management, leasing and development services.

13. Equity

Controlling interests in the Company include the interests owned by partners of RILLC, and Rexford Sponsor V, LLC, and any interests held by their spouses and children (“RILLC and Affiliates”). Noncontrolling interests relate to all other interests not held by RILLC and Affiliates. Noncontrolling interests also includes the 27.76% interest of 10 investors in RIF I—Walnut, LLC, and the 3.23% interest of one investor in RIF IV—Burbank, LLC, both consolidated subsidiaries in the Company’s financial statements as of March 31, 2013 and December 31, 2012.

Equity distributions by our Funds are allocated between the General Partner and Limited Partners (collectively “Partners”) in accordance with each Fund’s Operating Agreements. Generally this provides for distributions to be allocated to Partners, pari passu, in accordance with their respective percentage interests. After Partners have exceeded certain cash distribution thresholds, as defined in each Funds’s Operating Agreement, then the General Partner may receive incentive promote cash distributions commensurate with the cash return performance hurdles also detailed in the Fund’s Operating Agreement. Each Fund’s Operating Agreement generally provides for income, expenses, gains and losses to be allocated in a manner consistent with cash distributions described above.

During November and December 2012, we granted to our employees a 9% equity interest in Rexford Fund V Manager, LLC’s profits interest in RIF V. Rexford Fund V Manager, LLC is the controlling member of RIF V and is a wholly-owned subsidiary of Rexford Sponsor V, LLC. During the three months ended March 31, 2013 we granted an additional 2% equity interest in Rexford Fund V Manager, LLC’s profit interest in RIF V. The equity interests are considered performance-based equity interests and are subject to graded vesting over a 7-year period subject to continued employment. The grant date fair value of these interests has been estimated to be approximately $1.3 million which will be amortized over the vesting period using the accelerated attribution method to the extent the required achievement and vesting of these interests remain probable.

During the three months ended March 31, 2013 and 2012, $66,000 and $0 have been expensed related to this equity awards.

As of March 31, 2013 and December 31, 2012, RIF V had unfunded capital commitments of $37.5 million and $39.0 million, respectively.

14. Subsequent Events

Loan Extensions

On March 31, 2013, our RIF IV Holdings loan, LLC reached its maturity date. On April 1, 2013 we amended the loan to extend the maturity out to October 1, 2013. Going forward, the loan will bear interest at a rate of 6.0% per annum. At the same time, we also extended the maturity of our RIF II Holdings, LLC loan to October 1, 2013, from an originally scheduled maturity date of July 1, 2013. Effective July 1, 2013, this loan will also bear interest at a rate of 6.0% per annum.

Acquisitions

On April 9, 2013, we acquired the property located at 5637 Arrow Highway and 8900-8980 Benson Avenue in Montclair, CA for a contract price of $7.2 million. The property consists of six multi-tenant industrial buildings totaling 88,146 square feet situated on 5.2 acres of land.

On April 17, 2013, we acquired the Glendale Commerce Center property located in Los Angeles, CA for a contract price of $56.2 million. The property consists of six industrial buildings and two retail buildings totaling 473,345 square feet situated on 21.48 acres of fee-simple land. As part of this acquisition, we also assumed the ground lease for a 1.0 acre parking lot adjacent to the acquired buildings.

Dispositions

On April 4, 2013 we disposed of our Williams property located in Oxnard, California. We received gross proceeds from this transaction of $8.5 million. The proceeds were partially used to acquire another property located at 18118-18120 S. Broadway Street in Carson, California with a contract price of $5.5 million. The $3.0 million remaining proceeds were used to repay a portion of the RIF III portfolio loan secured by the property.

On May 10, 2013 we disposed of our Glenoaks property located in Sun Valley, California. We received gross proceeds from this transaction of $1.7 million which were used to repay the indebtedness secured by the property.

We have evaluated subsequent events through the date on which these financial statements were issued.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Rexford Industrial Realty, Inc. Predecessor

We have audited the accompanying combined balance sheets of the entities listed in Note 1 (collectively, referred to as the “Rexford Industrial Realty, Inc. Predecessor” or the “Company”) as of December 31, 2012 and 2011, and the related combined statements of operations, equity, and cash flows for the years then ended. Our audits also included the financial statement schedule of real estate and accumulated depreciation. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Rexford Industrial Realty, Inc. Predecessor at December 31, 2012 and 2011, and the combined results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

Los Angeles, California

March 6, 2013, except for the Combined Balance Sheets, Combined Statements of Operations, Note 2 “Summary of Significant Accounting Policies,” Note 3 “Investment in Real Estate,” Note 4 “Intangible Assets”, Note 6 “Notes Payable”, and Note 14 “Subsequent Events” as to which the date is May 23, 2013.

REXFORD INDUSTRIAL REALTY, INC. PREDECESSOR

COMBINED BALANCE SHEETS

	December 31, 2012	December 31, 2011
ASSETS
Land	$156,836,000	$146,513,000
Buildings and improvements	213,557,000	201,252,000
Tenant improvements	12,735,000	11,042,000
Furniture, fixtures, and equipment	188,000	188,000

Total real estate held for investment	383,316,000	358,995,000
Accumulated depreciation	(57,177,000)	(47,261,000)

Investments in real estate, net	326,139,000	311,734,000
Cash and cash equivalents	43,499,000	20,928,000
Restricted cash	1,882,000	1,787,000
Notes receivable	11,911,000	11,758,000
Rents and other receivables, net	554,000	539,000
Deferred rent receivable	3,799,000	2,983,000
Deferred leasing costs and in-place lease intangibles, net	5,194,000	5,154,000
Deferred loan costs, net	1,414,000	1,315,000
Acquired above-market leases, net	249,000	495,000
Other assets	1,873,000	1,387,000
Acquisition related deposits	260,000	—
Investment in unconsolidated real estate entities	12,697,000	10,191,000
Assets associated with real estate held for sale	11,025,000	14,944,000

Total Assets	$420,496,000	$383,215,000

LIABILITIES & EQUITY
Liabilities
Notes payable	$308,991,000	$297,000,000
Accounts payable, accrued expenses and other liabilities	2,627,000	1,756,000
Due to members	1,221,000	—
Interest rate contracts	49,000	2,410,000
Acquired below-market leases, net	39,000	106,000
Tenant security deposits	3,768,000	3,133,000
Prepaid rents	355,000	399,000
Liabilities associated with real estate held for sale	7,198,000	10,731,000

Total Liabilities	324,248,000	315,535,000
Equity
Rexford Industrial Realty, Inc. Predecessor	11,962,000	10,941,000
Accumulated deficit and distributions	(24,653,000)	(19,455,000)

Total Rexford Industrial Realty, Inc. Predecessor (deficit)	(12,691,000)	(8,514,000)
Noncontrolling interests	108,939,000	76,194,000

Total Equity	96,248,000	67,680,000

Total Liabilities and Equity	$420,496,000	$383,215,000

See Accompanying Notes

REXFORD INDUSTRIAL REALTY, INC. PREDECESSOR

COMBINED STATEMENTS OF OPERATIONS

	Year Ended December 31, 2012	Year Ended December 31, 2011
RENTAL REVENUES
Rental revenues	$28,586,000	$23,696,000
Tenant reimbursements	3,262,000	2,438,000
Management, leasing and development services	519,000	316,000
Other operating income	124,000	149,000

TOTAL RENTAL REVENUES	32,491,000	26,599,000
Interest income	1,577,000	1,578,000

TOTAL REVENUES	34,068,000	28,177,000

EXPENSES
Property expenses	8,328,000	6,865,000
General and administrative	5,146,000	3,729,000
Depreciation and amortization	12,727,000	9,874,000
Other property expenses	1,302,000	1,030,000

TOTAL OPERATING EXPENSES	27,503,000	21,498,000
OTHER (INCOME) EXPENSE
Acquisition expenses	599,000	1,022,000
Interest expense	17,452,000	17,970,000
Gain on mark-to-market interest rate swaps	(2,361,000)	(4,185,000)

TOTAL OTHER (INCOME) EXPENSE	15,690,000	14,807,000

TOTAL EXPENSES	43,193,000	36,305,000
Equity in income of unconsolidated real estate entities	122,000	185,000

NET LOSS FROM CONTINUING OPERATIONS	(9,003,000)	(7,943,000)

DISCONTINUED OPERATIONS
Loss from discontinued operations before gains on sale of real estate	(9,000)	(897,000)
Gain on sale of real estate	55,000	2,503,000

INCOME (LOSS) FROM DISCONTINUED OPERATIONS	46,000	1,606,000

NET LOSS	(8,957,000)	(6,337,000)
Net loss attributable to noncontrolling interests	4,066,000	2,585,000

NET LOSS ATTRIBUTABLE TO REXFORD INDUSTRIAL REALTY, INC. PREDECESSOR	$(4,891,000)	$(3,752,000)

See Accompanying Notes

REXFORD INDUSTRIAL REALTY, INC. PREDECESSOR

COMBINED STATEMENTS OF CHANGES IN EQUITY

	Rexford Industrial Realty, Inc. Predecessor	Noncontrolling Interests	Total
Balance as of January 1, 2011	$(5,110,000)	$47,956,000	$42,846,000
Capital contributions	397,000	31,590,000	31,987,000
Net loss	(3,752,000)	(2,585,000)	(6,337,000)
Distributions	(49,000)	(767,000)	(816,000)

Balance, December 31, 2011	$(8,514,000)	$76,194,000	$67,680,000
Capital contributions	1,021,000	39,346,000	40,367,000
Net loss	(4,891,000)	(4,066,000)	(8,957,000)
Distributions	(307,000)	(2,535,000)	(2,842,000)

Balance, December 31, 2012	$(12,691,000)	$108,939,000	$96,248,000

See Accompanying Notes

REXFORD INDUSTRIAL REALTY, INC. PREDECESSOR

COMBINED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2012	Year Ended December 31, 2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(8,957,000)	$(6,337,000)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Equity in earnings of unconsolidated real estate entities	(122,000)	(185,000)
Depreciation and amortization	13,215,000	10,687,000
(Accretion) Amortization of above (below) market lease intangibles	188,000	(163,000)
Accretion of discount on notes receivable	(360,000)	(330,000)
Net gain on asset dispositions	(55,000)	(2,503,000)
Amortization of loan costs	843,000	1,046,000
Gain on mark-to-market interest rate swaps	(2,361,000)	(4,186,000)
Deferred interest expense	1,065,000	176,000
Change in working capital components:
Tenant receivables	58,000	25,000
Deferred rent receivables	(843,000)	(495,000)
Change in restricted cash	(274,000)	(512,000)
Leasing commissions	(1,090,000)	(736,000)
Other assets	(718,000)	117,000
Accounts payable, accrued expenses and other liabilities	663,000	133,000
Tenant security deposits	(36,000)	256,000
Prepaid rent	(136,000)	(342,000)

Net cash provided by (used in) operating activities	1,080,000	(3,349,000)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of investment in real estate	(20,673,000)	(44,324,000)
Capital expenditures	(4,620,000)	(1,321,000)
Contributions to unconsolidated real estate entities	(2,814,000)	(24,000)
Distributions from unconsolidated real estate entities	430,000	412,000
Change in restricted cash	210,000	(512,000)
Principal repayments of notes receivable	207,000	217,000
Disposition of investment in real estate	3,482,000	3,249,000

Net cash used in investing activities	(23,778,000)	(42,303,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from notes payable	11,984,000	46,082,000
Repayment of notes payable	(4,479,000)	(24,757,000)
Deferred loan costs	(935,000)	(927,000)
Capital contributions	40,367,000	31,987,000
Distributions to members	(2,842,000)	(816,000)
Reimbursements due to members	1,221,000	—
Change in restricted cash	(47,000)	—

Net cash provided by financing activities	45,269,000	51,569,000

Net increase in cash and cash equivalents	22,571,000	5,917,000
Cash and cash equivalents, beginning of period	20,928,000	15,011,000

Cash and cash equivalents, end of period	$43,499,000	$20,928,000

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$15,787,000	$17,307,000
Supplemental disclosure of noncash investing and financing transactions:
Assumption of loan in connection with acquisition of real estate	—	$5,528,000
Mortgage loan satisfied in connection with deed-in-lieu of foreclosure	—	$(15,068,000)

See Accompanying Notes

REXFORD INDUSTRIAL REALTY, INC. PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

1. Organization and Description of Business

Rexford Industrial Realty, Inc. Predecessor is not a legal entity but rather a combination of numerous real estate entities and management companies engaged in the acquisition, ownership, development, leasing and management of industrial real estate, and in the acquisition of debt instruments connected with industrial real estate. Rexford Industrial Realty, Inc. Predecessor is the predecessor of Rexford Industrial Realty, Inc. (the “REIT”), which is expected to complete an initial public offering (the “IPO”) of the common stock of the REIT in 2013. In connection with the IPO, the Company will engage in formation transactions that are designed to consolidate its asset management, property management, property development, leasing, tenant improvement construction, acquisition and financing businesses into Rexford Industrial Realty, L.P., the operating partnership formed by and managed by the REIT; consolidate the ownership of our portfolio of industrial properties under the operating partnership; facilitate the IPO; and allow the REIT to qualify as a real estate investment trust for U.S. federal income tax purposes commencing with the taxable year ending December 31, 2013. Below is a background summary of the entities comprising Rexford Industrial Realty, Inc. Predecessor.

The combined financial statements presented herein consist of Rexford Industrial, LLC (“RILLC”), Rexford Sponsor V, LLC and Rexford Industrial Fund V REIT, LLC (“RIF V REIT”) and their consolidated subsidiaries which consists of Rexford Industrial Fund I, LLC (“RIF I”), Rexford Industrial Fund II, LLC (“RIF II”), Rexford Industrial Fund III, LLC (“RIF III”), Rexford Industrial Fund IV, LLC (“RIF IV”) and Rexford Industrial Fund V, LP (“RIF V”). The terms “Company,” “us,” “we” and “our” as used in these financial statements refer to Rexford Industrial Realty, Inc. Predecessor. The entities comprising Rexford Industrial Realty, Inc. Predecessor are combined on the basis of common management and common ownership.

As of December 31, 2012, we control and own the equity interests of the entities that own, on a combined basis, a portfolio of 55 industrial properties and two loans secured by the deed of trust on real property. We also manage, and own a partial equity interest in five additional industrial properties, for a total of 60 industrial properties in our total managed portfolio.

Below is a summary of the industrial properties in our total managed portfolio as of December 31, 2012:

	Number of		Total Portfolio Square Feet	Effective Portfolio(1) Square Feet
	Properties	Buildings
RIF I	8	18	1,087,561	1,042,788
RIF II	8	23	726,905	697,515
RIF III	11	37	1,012,889	1,012,889
RIF IV	14	29	947,133	945,682
RIF V	19	45	2,403,573	1,393,427

	60	152	6,178,061	5,092,301

Notes receivables	2	11	154,567	154,567

	62	163	6,332,628	5,246,868

(1)	Effective portfolio square feet includes 100% of the square footage of our combined portfolio of 55 properties, and our respective ownership percentage of square footage for our tenants-in-common and joint venture interest properties, which includes 72.24% of Walnut Center Business Park, 70.0% of La Jolla Sorrento Business Park, 15.0% of 3001-3223 Mission Oaks Boulevard and 96.77% of 901 W. Alameda Avenue.

Any reference to the number of properties, buildings and square footage are unaudited and outside the scope of our independent auditor’s audit of our financial statements in accordance with the standards of the Public Company Accounting Oversight Board.

2. Summary of Significant Accounting Policies

Basis of Accounting and Consolidation

The accompanying combined financial statements include the accounts of the Company. All significant intercompany accounts and transactions have been eliminated in combination. All the outside ownership interests in entities we consolidate are included in non-controlling interests.

The accompanying financial statements have been prepared in conformity with U.S. Generally Accepted Accounting Principles (“GAAP”) as established by the Financial Accounting Standards Board (“FASB”) in the Accounting Standards Codification (“ASC”) including modifications issued under Accounting Standards Updates (“ASUs”). The accompanying financial statements include, in our opinion, all adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial information set forth therein.

We consolidate all entities that are wholly owned and those in which we own less than 100% but control, as well as any variable interest entities in which we are the primary beneficiary. We evaluate our ability to control an entity and whether the entity is a variable interest entity and we are the primary beneficiary through consideration of the substantive terms of the arrangement to identify which enterprise has the power to direct the activities of a variable interest entity that most significantly impacts the entity’s economic performance and the obligation to absorb losses of the entity or the right to receive benefits from the entity. Investments in entities in which we do not control but over which we have the ability to exercise significant influence over operating and financial policies are presented under the equity method. Investments in entities that we do not control and over which we do not exercise significant influence are carried at the lower of cost or fair value, as appropriate. Our ability to correctly assess our influence and/or control over an entity affects the presentation of these investments in our combined financial statements.

Discontinued Operations

The revenue, expenses, impairment and/or gain on sale of operating properties that meet the applicable criteria are reported as discontinued operations in the combined statements of operations for all periods presented. A gain on sale, if any, is recognized in the period during which the property is disposed.

In determining whether to report the results of operations, impairment and/or gain on sale of operating properties as discontinued operations, we evaluate whether we have any significant continuing involvement in the operations, leasing or management of the property after disposition. If we determine that we have significant continuing involvement after disposition, we report the revenue, expenses, impairment and/or gain on sale as part of continuing operations.

Held for Sale Assets

We classify properties as held for sale when certain criteria set forth in the Long-Lived Assets Classified as Held for Sale Subsections of ASC Topic 360: Property, Plant, and Equipment, are met. At that time, we present the assets and liabilities of the property held for sale separately in our combined balance sheet and cease recording depreciation and amortization expense at the time a property is classified as held for sale. Properties held for sale are reported at the lower of their carrying value or their estimated fair value, less estimated costs to sell. As of December 31, 2012 and 2011, our Worth Bonnie Beach property which was sold on January 31, 2013, our Williams property which was sold on April 4, 2013 and our Glenoaks property which was sold on May 10, 2013, is classified as held for sale. Additionally, one of the buildings at our Long Carson (639-641 E. Walnut) property was sold on October 16, 2012, and is therefore classified as held for sale as of December 31, 2011.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts in the combined financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain general and administrative expenses of the Predecessor have been reclassified to other property expenses to conform with our current presentation, as they relate to operations of the underlying properties. In addition, current assets, liabilities, revenues and expenses have been reclassified to reflect the sale of certain properties as discontinued operations more fully discussed elsewhere in Note 2 and Note 3.

Investment in Real Estate

Acquisitions of properties are accounted for utilizing the purchase accounting method and accordingly, the results of operations of acquired properties are included in our results of operations from the respective dates of acquisition. Transaction costs related to acquisitions are expensed, rather than included with the consideration paid. Estimates of future cash flows and other valuation techniques are used to allocate the purchase price of acquired property between land, buildings and improvements, equipment and identifiable intangible assets and liabilities such as amounts related to in-place at-market leases, and acquired above- and below-market leases. Initial valuations are subject to change until such information is finalized, but no later than 12 months from the acquisition date.

The fair values of tangible assets are determined on an “as-if-vacant” basis. The “as-if-vacant” fair value is allocated to land, where applicable, buildings, tenant improvements and equipment based on comparable sales and other relevant information obtained in connection with the acquisition of the property.

The estimated fair value of acquired in-place at-market tenant leases are the costs we would have incurred to lease the property to the occupancy level of the property at the date of acquisition. Such estimates include the fair value of leasing commissions and legal costs that would be incurred to lease the property to this occupancy level. Additionally, we evaluate the time period over which such occupancy level would be achieved and include an estimate of the net operating costs (primarily real estate taxes, insurance and utilities) incurred during the lease-up period, which is generally six months.

Above- and below-market in-place lease intangibles are recorded as an asset or liability based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between the contractual amounts to be received or paid pursuant to the in-place tenant lease, and our estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining noncancelable term of the lease.

We capitalize costs incurred in developing, renovating, rehabilitating, and improving real estate assets as part of the investment basis. Costs incurred in making repairs and maintaining real estate assets are expensed as incurred. During the land development and construction periods, we capitalize interest costs, insurance, real estate taxes and certain general and administrative costs of the personnel performing development, renovations, and rehabilitation if such costs are incremental and identifiable to a specific activity to get the asset ready for its intended use. Capitalized costs are included in the investment basis of real estate assets.

When assets are sold or retired, their costs and related accumulated depreciation are removed from the accounts with the resulting gains or losses reflected in operations for the period.

The values allocated to land, buildings, site improvements, in-place leases, tenant improvements and leasing costs are depreciated on a straight-line basis using an estimated remaining life of 10-30 years for buildings, 20 years for site improvements, and the shorter of the estimated useful life or respective lease term for tenant improvements.

Impairment of Long-Lived Assets

In accordance with the provisions of the Impairment or Disposal of Long-Lived Assets Subsections of ASC Topic 360: Property, Plant, and Equipment, we assess the carrying values of our respective long-lived assets, including goodwill, whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable.

Recoverability of real estate assets is measured by comparison of the carrying amount of the asset to the estimated future undiscounted cash flows. In order to review our real estate assets for recoverability, we consider current market conditions, as well as our intent with respect to holding or disposing of the asset. Our intent with regard to the underlying assets might change as market conditions change, as well as other factors, especially in the current global economic environment. Fair value is determined through various valuation techniques; including discounted cash flow models, applying a capitalization rate to estimated net operating income of a property, quoted market values and third party appraisals, where considered necessary. The use of projected future cash flows is based on assumptions that are consistent with our estimates of future expectations and the strategic plan we use to manage our underlying business. If our analysis indicates that the carrying value of the real estate asset is not recoverable on an undiscounted cash flow basis, we recognize an impairment charge for the amount by which the carrying value exceeds the current estimated fair value of the real estate property.

Assumptions and estimates used in the recoverability analyses for future cash flows, discount rates and capitalization rates are complex and subjective. Changes in economic and operating conditions or our intent with regard to our investment that occurs subsequent to our impairment analyses could impact these assumptions and result in future impairment of our real estate properties.

At December 31, 2012 and 2011, our investment in real estate has been recorded net of previous impairments of $19.6 million and $21.9 million, respectively.

Investments in Unconsolidated Real Estate

We present our investments in unconsolidated real estate which we do not control using the equity method of accounting. The equity method of accounting is used when we have the ability to exercise significant influence over the operating and financial policies of the joint venture but do not control the joint venture. Under the equity method, our investments (including advances to the joint venture) are initially recorded on our combined balance sheets at our cost and are subsequently adjusted to reflect our proportionate share of net earnings or losses of each of the joint ventures, as applicable, contributions made, distributions received, and certain other adjustments, as appropriate. Such investments are included in investment in unconsolidated real estate on the accompanying combined balance sheets (see Note 12 for additional information). Distributions from these investments that are related to earnings from operations are included in cash flow from operations and distributions that are related to capital transactions are included in cash flow from investing activities in the statements of cash flows.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Such investments are stated at cost, which approximates market value.

Restricted Cash

Restricted cash consists primarily of deposits for tenant improvements and leasing commissions, real estate taxes and insurance reserves, and other items as required by our loan agreements.

Notes Receivable

Notes receivable consist of loans acquired by us at a discount to the original principal balance of the loan and are recorded at the initial investment in the loans. The discount is then accreted to the estimated cash flows expected to be collected measured at the acquisition date. The excess cash flows expected to be collected measured at the acquisition date over the initial investment (accretable yield) are recognized in interest income over the remaining life of the loan using the effective-interest method. Subsequent increases in cash flows expected to be collected are recognized prospectively through the adjustment of the yield over the remaining life of the loan. Decreases in cash flows expected to be collected result in a charge to provision for loan losses. The excess of contractually required payments at the acquisition date over expected cash flows (nonaccretable difference) is not recognized as an adjustment of yield, loss accrual, or valuation allowance. We determine whether loans are impaired based on the requirements of the applicable accounting literature. We consider a loan to be impaired when, based on current information and events, we determine that it is probable we will not be able to collect all amounts due according to the loan contractual terms. When we identify a loan as impaired, we use the current estimated fair value of the collateral to measure the impairment. See Note 5.

Rents and Other Receivables, Net

Accounts receivable consists of tenant receivables arising in the normal course of business. Accounts receivable are uncollateralized customer obligations requiring payment within 30 days of invoice date. Tenant receivables are recorded and carried at the amount billable per the applicable lease agreement, less any allowance for doubtful accounts. An allowance for doubtful accounts is made when collection of the full amounts is no longer considered probable. We take into consideration factors including historical termination, default activity and current economic conditions to evaluate the level of reserve necessary. We had a $0.7 million and $0.3 million reserve for allowance for doubtful accounts as of December 31, 2012 and 2011, respectively.

Concentrations of Credit Risk

We are subject to risks incident to the ownership, development and sale of industrial real estate. These include, among others, the risks normally associated with changes in the general economic climate, trends in the real estate industry, availability of industrial real estate, changes in tax laws, interest rate levels, availability of financing and the potential liability under environmental and other laws.

Substantially all our properties are located in Southern California, with the exception of one property located in the state of Arizona and one property located in the state of Illinois. The ability of the tenants to honor the terms of their respective leases is dependent upon the economic, regulatory and social factors affecting the markets in which the tenants operate.

We perform ongoing credit evaluations of our tenants for potential credit losses. In addition, we have financial instruments that subject us to credit risk, which consist primarily of accounts receivable, deferred rents receivable and interest rate contracts.

We have deposited cash with financial institutions that are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000 per institution. As of December 31, 2012 and 2011, we had cash accounts in excess of FDIC insured limits. We have not realized any losses in such cash investments and we believe that these investments are not exposed to any significant credit risk.

Acquired Above- and Below-market Leases, Net

Above-market lease values are amortized as a reduction of rental revenue in the combined statements of operations over the remaining non-cancelable terms of the respective leases.

Below-market lease values are accreted as an increase to rental revenue in the combined statements of operations over the remaining non-cancelable terms and below-market extension periods, if any, of the respective leases

The value of in-place leases, exclusive of the value of above- and below -market in-place leases, is amortized over the remaining non-cancelable period of the respective leases and is included in depreciation and amortization expense in the combined statements of operations.

Deferred Leasing Costs

Deferred leasing commissions which include the net carrying value of acquired-in-place leases and tenant relationships are amortized over the term of the lease and is included in depreciation and amortization expense in the combined statements of operations.

Deferred Loan Costs

Loan costs are capitalized and amortized to interest expense over the term of the related loans. Any unamortized amounts upon early repayment of secured notes payable are written off in the period of repayment. We incurred deferred loan cost amortization expense of $0.8 million and $1.0 million in 2012 and 2011, respectively.

Other Assets

Other assets include prepaid expenses, deposits, and other miscellaneous assets.

Notes Payable

Mortgage and other loans assumed upon acquisition of related real estate properties are stated at estimated fair value upon their respective dates of assumption, net of unamortized discounts or premiums to their outstanding contractual balances.

Amortization of discount and the accretion of premiums on mortgage and other loans assumed upon acquisition of related real estate properties are recognized from the date of assumption through their contractual maturity date.

Interest Rate Contracts

We are exposed to the effect of interest rate changes in the normal course of business. Under certain circumstances, we manage our interest rate risk associated with floating rate borrowings by entering into interest rate swap agreements. We recognize our interest rate swap agreements as either assets or liabilities on the balance sheet at fair value, disclosed as “Interest rate contracts.” The accounting for changes in fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. As of December 31, 2012 and 2011, none of our derivatives are designated as hedges, and as such, changes in fair value are recognized in earnings under “Gain on mark-to-market interest rate swaps.”

Our interest rate swap agreements involve the receipt of variable rate amounts from a counterparty in exchange for the Company making fixed rate payments over the life of the interest rate swap agreements without exchange of the underlying notional amount. Receipts or payments resulting from these agreements are recognized as a component of interest expense.

The fair value of each interest rate swap agreement is obtained through independent third-party valuation sources that use widely accepted valuation techniques including discounted cash flow analyses on the expected cash flows of each derivative. These analyses reflect the contractual terms of the derivatives, including the period to maturity, and use observable market-based inputs, including interest rate curves and implied volatilities (also referred to as “significant other observable inputs”). The fair values of our interest rate swap agreements are determined using the market standard methodology of netting the discounted future fixed cash payments and the discounted expected variable cash receipts. The variable cash receipts are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves. The fair value calculation also includes an amount for risk of non-performance using “significant unobservable inputs” such as estimates of current credit spreads to evaluate the likelihood of default, which we have determined to be insignificant to the overall fair value of our interest rate swap agreements. See Note 8.

Revenue Recognition

We recognize revenue from rent, tenant reimbursements, and other revenue sources once all of the following criteria are met: persuasive evidence of an arrangement exists, the delivery has occurred or services rendered, the fee is fixed and determinable, and collectability is reasonably assured. Minimum annual rental revenues are recognized in rental revenues on a straight-line basis over the term of the related lease. Rental revenue recognition commences when the tenant takes possession or controls the physical use of the leased space. In order for the tenant to take possession, the leased space must be substantially ready for its intended use. To determine whether the leased space is substantially ready for its intended use, management evaluates whether we or the tenant is the owner of tenant improvements for accounting purposes. When management concludes that we are the owner of tenant improvements, rental revenue recognition begins when the tenant takes possession of the finished space, which is when such tenant improvements are substantially complete. In certain instances, when management concludes that we are not the owner (the tenant is the owner) of tenant improvements, rental revenue recognition begins when the tenant takes possession of or controls the space.

When management concludes that we are the owner of tenant improvements for accounting purposes, management records the cost to construct the tenant improvements as a capital asset. When management concludes that the tenant is the owner of tenant improvements for accounting purposes, management records our contribution towards those improvements as a lease incentive, which is included in deferred leasing costs on our combined balance sheets and amortized as a reduction to rental revenue on a straight-line basis over the term of the lease.

Estimated recoveries from tenants for real estate taxes, common area maintenance, and other recoverable operating expenses are recognized as revenues in the period that the expenses are incurred. Subsequent to year-end, we perform final reconciliations on a lease-by-lease basis and bill or credit each tenant for any cumulative annual adjustments. Lease termination fees, which are included in rental revenues in the accompanying consolidated statements of operations, are recognized when the related lease is canceled and we have no continuing obligation to provide services to such former tenant.

Revenues from management, leasing and development services are recognized when the related services have been provided and earned.

The recognition of gains on sales of real estate requires that we measure the timing of a sale against various criteria related to the terms of the transaction, as well as any continuing involvement in the form of management or financial assistance associated with the property. If the sales criteria are not met, we defer gain recognition and account for the continued operations of the property by applying the finance, profit-sharing or leasing method. If the sales criteria have been met, we further analyze whether profit recognition is appropriate using the full accrual method. If the criteria to recognize profit using the full accrual method have not been met, we defer the gain and recognize it when the criteria are met or use the installment or cost recovery method as appropriate under the circumstances. See Note 3 for discussion of dispositions.

Income Taxes

RIF I, RIF II, RIF III, and RIF IV are limited liability companies or limited partnerships. As it relates to the limited liability companies, we have elected to be taxed as a partnership for tax purposes. As such, the allocated share of net income or loss from the limited liability companies and limited partnerships is reportable in the income tax returns of the respective partners and investors. Accordingly, no income tax provision is included in the accompanying combined financial statements

RIF V REIT has elected to be taxed as a REIT under Sections 856 to 860 of the Internal Revenue Code of 1986, as amended (the “Code”), commencing with its tax period ended December 31, 2010.

To qualify as a REIT, RIF V REIT must distribute annually at least 90% of its adjusted taxable income, as defined in the Code, to its security holders and satisfy certain other organizational and operating requirements. If RIF V REIT fails to qualify as a REIT in any taxable year, it will be subject to federal income taxes (including any applicable alternative minimum tax) on our taxable income at regular corporate rates and we may not be able to qualify as a REIT for four subsequent taxable years. Even if RIF V REIT qualifies for taxation as a REIT, it may be subject to certain state and local taxes on our income and property and to federal income taxes and excise taxes on our undistributed taxable income. We believe that RIF V REIT has met all of the REIT distribution and technical requirements for the periods ended December 31, 2012 and 2011 and intends to continue to adhere to these requirements and maintain its REIT status. Accordingly, we have not recognized any provision for income taxes.

The Company periodically evaluates it tax positions to evaluate whether it is more likely than not that such positions would be sustained upon examination by a tax authority for all open tax years, as defined by the statute of limitations, based on their technical merits. As of December 31, 2012 and 2011, the Company has not established a liability for uncertain tax positions.

Segment Reporting

Management views the Company as a single segment based on its method of internal reporting in addition to its allocations of capital and resources.

Recently issued accounting pronouncements

Changes to GAAP are established by the FASB in the form of ASUs to the FASB’s Accounting Standards Codification. The Company considers the applicability and impact of all ASUs. Newly issued ASUs not listed below are expected to not have any material impact on its combined financial position and results of operations because either the ASU is not applicable or the impact is expected to be immaterial.

During the fourth quarter of 2011, the Financial Accounting Standards Board (“FASB”) issued an accounting standard update that requires disclosures about offsetting and related arrangements to enable financial statements users to evaluate the effect or potential effect of netting arrangements on an entity’s financial position, including rights of setoff associated with certain financial instruments and derivative instruments. The disclosure requirements are effective for us on January 1, 2013, and we do not expect the guidance to have a material impact on our Combined Financial Statements.

Also during the fourth quarter of 2011, the FASB issued an accounting standard update to clarify the scope of current U.S. GAAP. The update clarifies that the real estate sales guidance applies to the derecognition of a subsidiary that is in-substance real estate as a result of default on the subsidiary’s nonrecourse debt. That is, even if the reporting entity ceases to have a controlling financial interest under the consolidation guidance, the reporting entity would continue to include the real estate, debt, and the results of the subsidiary’s operations in its consolidated financial statements until legal title to the real estate is transferred to legally satisfy the debt. This accounting standard update is effective for us on January 1, 2013, and we do not expect the guidance to impact our Combined Financial Statements.

During the second quarter of 2011, the FASB issued Accounting Standards Update No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, which generally aligns the principles for fair value measurements and the related disclosure requirements under US GAAP and International Financial Reporting Standards (“IFRS”). This standard requires new disclosures, with a particular focus on Level 3 measurements, including; quantitative information about the significant unobservable inputs used for all Level 3 measurements; qualitative discussion about the sensitivity of recurring Level 3 measurements to changes in the unobservable inputs disclosed, including the interrelationship between inputs and a description of the company’s valuation processes. This standard also requires disclosure of any transfers between Levels 1 and 2 of the fair value hierarchy; information about when the current use of a non-financial asset measured at fair value differs from its highest and best use and the hierarchy classification for items whose fair value is not recorded on the balance sheet but is disclosed in the notes. This standard was effective for interim and annual periods beginning after December 15, 2011. We adopted this standard effective January 1, 2012. See Note 9.

3. Investment in Real Estate

Acquisitions

During 2012, the Company through RIF V acquired four properties consisting of seven buildings and approximately 353,000 square feet. The properties are located throughout Southern California except for one property located in Glenview, Illinois. The total contract price for the 2012 acquisitions was $21.5 million.

During 2011, the Company through RIF V acquired 10 properties consisting of 27 buildings and approximately 684,000 square feet. The properties are located throughout Southern California except for one property located in Tempe, Arizona. The total contract price for the 2011 acquisitions was $50.5 million.

We expensed $0.6 million and $1.0 million for the year ended December 31, 2012 and 2011, respectively, for acquisition costs related to the above transactions.

The following table summarizes the allocations of estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

		Real estate assets:		Acquisition-related intangibles
Property	Acquisition Date	Land	Buildings and improvements	In-place Lease Intangibles(1)	Net Above (Below) Market Lease Intangibles(2)	Total Purchase Price	Other assets	Notes payable, accounts payable, accrued expenses and tenant security deposits	Net Assets Acquired
2012 Acquisitions(3):
Zenith Business Park	5/1/2012	$658,000	$688,000	$279,000	$—	$1,625,000	$6,000	$(213,000)	$1,418,000
Campus	3/7/2012	2,600,000	1,631,000	588,000	(20,000)	4,799,000	13,000	(529,000)	4,283,000
Del Norte	12/18/2012	3,276,000	5,623,000	532,000	70,000	9,501,000	7,000	(113,000)	9,395,000
Calvert	12/21/2012	3,790,000	1,448,000	382,000	—	5,620,000	2,000	(45,000)	5,577,000

Total		$10,324,000	$9,390,000	$1,781,000	$50,000	$21,545,000	$28,000	$(900,000)	$20,673,000

2011 Acquisitions:
Vinedo	5/24/2011	$2,623,000	$2,081,000	$452,000	$—	$5,156,000	$—	$(10,000)	$5,146,000
Odessa	8/18/2011	1,218,000	1,542,000	—	—	2,760,000	—	(3,000)	2,757,000
MacArthur	8/4/2011	3,273,000	4,576,000	652,000	—	8,501,000	—	(338,000)	8,163,000
Golden Valley	11/1/2011	1,611,000	1,804,000	199,000	(14,000)	3,600,000	9,000	(21,000)	3,588,000
Jersey(4)	11/8/2011	2,540,000	4,453,000	527,000	122,000	7,642,000	11,000	(5,506,000)	2,147,000
Arrow Business Center	12/14/2011	3,223,000	1,766,000	348,000	112,000	5,449,000	6,000	(88,000)	5,367,000
Normandie Business Center	12/14/2011	3,077,000	1,077,000	244,000	27,000	4,425,000	5,000	(64,000)	4,366,000
Shoemaker Industrial Park	12/14/2011	3,504,000	1,937,000	210,000	34,000	5,685,000	7,000	(66,000)	5,626,000
Paramount Business Center	12/14/2011	1,387,000	963,000	151,000	49,000	2,550,000	3,000	(43,000)	2,510,000
Interstate Commerce Center	12/14/2011	1,223,000	2,860,000	501,000	166,000	4,750,000	3,000	(99,000)	4,654,000

Total		$23,679,000	$23,059,000	$3,284,000	$496,000	$50,518,000	$44,000	$(6,238,000)	$44,324,000

(1)	The weighted average amortization period of acquired in-place lease intangibles was approximately 4.3 years as of December 31, 2012.
(2)	The weighted average amortization period of acquired above and below market leases was approximately 2.2 years as of December 31, 2012.
(3)	2012 Acquisitions does not include the acquisition of a 15.0% ownership interest in the unconsolidated joint venture entity that owns 3001-3233 Mission Oaks Boulevard. See Note 10 for additional information.
(4)	In connection with this acquisition, we assumed secured debt with an outstanding principal balance of $5.4 million and initial fair value premium of $0.1 million.

The following table summarizes the results of operations for the properties acquired during 2011, noted in the tables above, as of their date of acquisition, through December 31, 2011. The results of operations for the 2012 acquisitions were not material individually or in aggregate to our combined financial statements and therefore, have not been disclosed.

Year Ended December 31, 2011
Revenues	1,006,000
Net Income(1)	113,000

(1)	Reflects the net operating income less depreciation for these properties and amortization of acquired intangibles.

The following table of pro-forma combined results of operations of the Company for the year ended December 31, 2011 assumes that the properties acquired during 2011, noted in the tables above, were completed as of January 1, 2011. Pro-forma data may not be indicative of the results that would have been reported had the acquisitions actually occurred as of January 1, 2011, nor does it intend to be a projection of future results. The pro-forma results of operations for the 2012 acquisitions were not material individually or in aggregate to our combined financial statements and therefore, have not been disclosed.

Year Ended December 31, 2011
(unaudited)
Revenues	32,988,000
Net Income	(10,678,000)

Dispositions

A summary of our property dispositions for the years ended December 31, 2012 and 2011 is as follows:

Property	Location	Date of Disposition	Rentable Square Feet	Sales Price	Debt Satisfied		Gain/(Loss) Recorded
639-641 Walnut Street(1)	Carson, CA	Oct 2012	36,825	$3,683,000	$3,366,000	(2)	$55,000
400 Lombard Street(3)	Oxnard, CA	Jan 2011	—	$4,475,000	$4,262,000	(2)	$2,503,000
4108-4122 Sorrento Valley Blvd.(4)	San Diego, CA	Oct 2011	114,564	$—	$15,068,000		$—

(1)	On October 16, 2012, we disposed of 639-641 Walnut Street located in Carson, California. We received gross proceeds from this transaction of $3.7 million, of which $3.4 million was used to repay indebtedness secured by the property. We recorded a $55,000 gain on sale of real estate as part of discontinued operations during the year ended December 31, 2012 upon disposition of this property.
(2)	Amount represents the principal paid back to the lender to release the property from a larger pool of properties serving as collateral for the respective portfolio loan.
(3)	On January 6, 2011, we disposed of a parcel of land located at 400 Lombard Street in Oxnard, California. We received gross proceeds of $4.5 million, of which $4.3 million were used to repay the indebtedness secured by the property. We recorded a $2.5 million gain on sale of real estate as part of discontinued operations during the year ended December 31, 2011 upon disposition of this property.
(4)	On October 1, 2011, we disposed of 4108-4122 Sorrento Valley Blvd. located in San Diego, California to the property’s lender through a deed-in-lieu foreclosure. We did not report any gain or loss upon disposition of this property as the property had been previously impaired.

Assets Held for Sale

As of December 31, 2012, our Worth Bonnie Beach, Williams and Glenoaks properties are classified as held for sale. As of December 31, 2011, our Worth Bonnie Beach, Williams, Glenoaks and Long Carson properties were classified as held for sale. The major classes of assets and liabilities of real estate held for sale were as follows:

	December 31, 2012	December 31, 2011
Investment in real estate, net	$10,882,000	$14,731,000
Other	143,000	213,000

	$11,025,000	$14,944,000

Notes payable	$7,118,000	$10,584,000
Accounts payable and other liabilities	80,000	147,000

	$7,198,000	$10,731,000

Discontinued Operations

Loss from discontinued operations for the years ended December 31, 2012 and 2011 includes the results of operations and gain (loss) related to the property dispositions and assets held for sale summarized as follows:

	For the Years Ended December,
	2012	2011
Revenues	$1,229,000	$2,079,000
Operating expenses	(414,000)	(1,085,000)
Interest expense	(334,000)	(1,078,000)
Depreciation expense	(490,000)	(813,000)
Gain on sale of real estate	55,000	2,503,000

Income from discontinued operations	$46,000	$1,606,000

4. Intangible Assets

The following summarizes our identifiable intangible assets and acquired above/below market lease assets at December 31:

	2012	2011
Acquired in-place lease intangibles
Gross amount	$18,717,000	$16,936,000
Accumulated amortization	(15,647,000)	(13,498,000)

Net balance	$3,070,000	$3,438,000

Acquired above market leases
Gross amount	$731,000	$661,000
Accumulated amortization	(482,000)	(166,000)

Net balance	$249,000	$495,000

Below market leases
Gross amount	$(3,711,000)	$(3,692,000)
Accumulated accretion	3,672,000	3,586,000

Net balance	$(39,000)	$(106,000)

We recorded net (amortization)/accretion of above/(below) market lease intangibles of $(0.2) million as a decrease to rental income for the year ended December 31, 2012 and $0.2 million as an increase to rental income for the year ended December 31 2011. We recorded amortization of in-place lease intangibles of $2.2 million and $1.0 million in the depreciation and amortization line item for the years ended December 31, 2012 and 2011, respectively.

The following table summarizes the estimated net amortization expense of above market leases and in-place lease intangibles at December 31, 2012 for the next five years:

Years Ending December 31,	In-place Leases	Net Above/(Below) Market Leases	Total
2013	1,284,000	146,000	1,430,000
2014	574,000	48,000	622,000
2015	354,000	23,000	377,000
2016	289,000	1,000	290,000
2017	261,000	1,000	262,000
Thereafter	308,000	(9,000)	299,000

Total	$3,070,000	$210,000	$3,280,000

5. Notes Receivable

On December 2, 2010, we paid $3.7 million to acquire a $5.6 million mortgage loan secured by the Pasadena Foothill Center, an industrial property located in Pasadena, California. The note, which matures on August 1, 2017, is a 30-year amortizing loan which bears interest at a fixed rate of 6.06%.

On December 3, 2010, we paid $7.9 million to acquire a $14.6 mortgage loan secured by Calle Perfecto Business Park, an industrial property located in San Juan Capistrano, California. The loan, which matures on May 1, 2017, is a 30-year amortizing loan which bears interest at a fixed rate of 6.001%.

The following table summarizes the balance of our notes receivable:

	Face Amount	Unrecognized Non-Accretable Yield	Unrecognized Accretable Yield	Note Receivable
At December 31, 2012:
Foothill	$5,370,000	—	$(1,394,000)	$3,976,000
Calle Perfecto	14,410,000	(5,816,000)	(659,000)	7,935,000

Total	$19,780,000	$(5,816,000)	$(2,053,000)	$11,911,000

At December 31, 2011:
Foothill	$5,462,000	—	$(1,634,000)	$3,828,000
Calle Perfecto	14,525,000	(5,816,000)	(779,000)	7,930,000

Total	$19,987,000	$(5,816,000)	$(2,413,000)	$11,758,000

6. NOTES PAYABLE

A summary of our notes payable is as follows:

	Principal Amount as of
	December 31, 2012		December 31, 2011		Contractual Maturity Date		Interest Rate
Fixed Rate Debt
RIF I Holdings, LLC	$41,238,000		$41,238,000		5/31/2014		6.13%
RIF I—Walnut, LLC	11,350,000		11,350,000		9/1/2013		6.23%
RIF II—Orangethorpe, LLC	4,451,000		4,540,000		7/1/2013		5.147	%(1)
RIF II—Easy Street, LLC	5,310,000		5,407,000		4/1/2014		5.32	%(1)
RIF III Holdings, LLC (Note A)	78,338,000		77,273,000		8/31/2014		5.60	%(2)
RIF III Holdings, LLC (Note B)	410,000		—		8/31/2014		12.00	%(3)
RIF V—Foothill, LLC	2,542,000		2,588,000		9/1/2014	(4)	4.00	%(5)
RIF V—Calle Perfecto, LLC	5,429,000		5,526,000		9/1/2014	(4)	4.00	%(6)
RIV V—Jersey, LLC	5,355,000	(7)	5,512,000	(7)	1/1/2015		5.45	%(1)
RIF V—Arroyo, LLC	3,000,000		—		9/30/2014		4.50%
Variable Rate Debt
RIF I Holdings, LLC	$7,605,000		$7,605,000		5/31/2014		LIBOR + 1.00%
RIF I—Mulberry, LLC	5,978,000		6,100,000		5/20/2014	(8)	LIBOR + 2.75%
RIF II Holdings, LLC	40,152,000		40,602,000		7/1/2013	(8)	LIBOR + 3.50	%(9)
RIF IV Holdings, LLC	67,136,000		69,485,000		4/1/2013	(8)	LIBOR + 4.00	%(10)
RIF V—Grand Commerce Center, LLC	6,000,000		6,000,000		3/4/2014	(4)	LIBOR + 2.75	%(11)
RIF V—Vinedo, LLC	3,470,000		3,470,000		8/4/2014	(8)	LIBOR + 2.75	%(12)
RIF V—MacArthur, LLC	5,475,000		5,475,000		12/5/2014	(4)	LIBOR + 2.50	%(13)
RIF V—Campus, LLC	3,360,000		—		7/1/2015		LIBOR + 2.50	%(14) (15)
RIF V—Golden Valley, LLC	2,900,000		—		6/1/2015	(4)	LIBOR + 2.75	%(16)
Cornerstone Portfolio	16,610,000		15,413,000		12/9/2014	(4)	LIBOR + 2.50%

	$316,109,000		$307,584,000

Less: Mortgage Loans Associated with Real Estate Held for Sale	(7,118,000)		(10,584,000)

	$308,991,000		$297,000,000

(1)	Monthly payments of interest and principal based on 30-year amortization table.
(2)	Loan bears interest at 5.60%, with the option to pay a minimum interest rate of 4.25% per annum and to have the remaining 1.35% of the interest added to the principal outstanding.
(3)	Loan bears interest at 12.00%, with the option to pay a minimum interest rate of 6.00% per annum and to have the remaining 6.00% of the interest accruing added to the principal outstanding.
(4)	Two additional one year extensions available at the borrower’s option.
(5)	Monthly payments will include $3,900 of principal repayment together with accrued interest.
(6)	Monthly payments will include $8,100 of principal repayment together with accrued interest.
(7)	Includes unamortized debt premium of $0.1 million at December 31, 2012 and 2011 as discussed in further detail below.
(8)	One additional one year extension available at the borrower’s option. On April 1, 2013, we extended the maturity on these notes to October 1, 2013.
(9)	Loan bears interest at LIBOR + 3.50% per annum through 12/31/12 and LIBOR +3.75% per annum thereafter. Monthly payments are interest only until 1/15/12. From 2/15/12 through 7/15/12, monthly payments include $25,000 of principal repayment, and $60,000 thereafter.
(10)	Loan bears interest at LIBOR + 3.25% per annum through March 31, 2012 and LIBOR +4.00% per annum thereafter.

(11)	Monthly payments are interest-only during the initial loan term. During the extension option period there will be fixed amortization of $8,600 per month based upon a 30-year amortization table.
(12)	Monthly payments are interest-only during the initial loan term. During the extension option period there will be fixed amortization of $5,600 per month based upon a 30-year amortization table.
(13)	Monthly payments are interest-only during the initial loan term. During the extension period there will be payments of interest and principal based upon a 25-year amortization table.
(14)	Monthly payments are interest only until 7/31/13. Commencing on 8/1/13 through the maturity date, monthly payments will include $9,583 of principal repayment together with accrued interest.
(15)	Loan bears interest at the Prime Rate + 2.50% or LIBOR + 2.50%, based on our election on a monthly basis, but subject to a Floor Rate of 2.50%.
(16)	Monthly payments are interest only until 6/30/14. Commencing on 7/1/14 through the maturity date, there will be payments of interest and principal based upon a 25-year amortization table.

Effective November 1, 2011, we amended and restated our RIF III portfolio loan with a principal balance of $77.1 million (“Note A”). Note A bears interest at a fixed rate of 5.60% per annum, with an optional payment in kind election available, and has a maturity date of August 31, 2014. The payment in kind election allows us to pay monthly interest under Note A at the minimum payment rate of 4.25% per annum, and to have the remainder of the interest accruing hereunder added to the principal outstanding hereunder. We have added $1.0 million and $0.2 million to the principal balance under the payment in kind election as of December 31, 2012 and 2011, respectively. Additionally, there is $3.0 million available under a B-Note facility that can be used for tenant improvements and leasing commissions subject to certain terms and conditions of the loan. The B-Note facility bears interest at a rate of 12.0% per annum, with an optional payment in kind election available, and has a maturity date of August 31, 2014. The payment in kind election allows us to pay monthly interest under Note B at the minimum payment rate of 6.0% per annum, and to have the remainder of the interest accruing hereunder added to the principal outstanding hereunder.

On November 8, 2011, in connection with the acquisition of Jersey Business Park, we assumed a mortgage loan that is secured by the project. The assumed mortgage loan had a principal balance of $5.4 million at the acquisition date and was recorded at fair value at the date of acquisition resulting in an initial premium of $0.1 million. The loan, which was put in place in 2004 by the seller, is a non-recourse loan secured by the property which bears interest at a fixed rate of 5.45% with amortization over 30 years. As part of the loan assumption, we paid an assumption fee of 1.0% and funded a re-tenanting reserve of $0.1 million at the close of escrow. In addition, we are required to contribute $9,000 monthly to this reserve until the loan matures on January 1, 2015.

For our RIF II Holdings, LLC and RIF IV Holdings, LLC portfolio loans, there is a remaining holdback reserve of $1.1 million and $1.4 million available for tenant improvements, leasing commissions and capital renovations, as of December 31, 2012.

The following table summarizes aggregate future principal payments of consolidated debt (including debt classified as Held for Sale) as of December 31, 2012 and does not consider the extension options available to the Company as noted above:

YearsEnding December 31,
2013	$123,504,000
2014	181,438,000
2015	11,070,000

Total(1)	$316,012,000

(1)	Includes gross principal balance of outstanding debt before impact of $0.1 million debt premium.

Based on information currently available to the Company, we expect to repay, extend or refinance debt coming due during the remainder of 2013. Specifically, the maturing principal balances include the $40.2 million RIF II Holdings, LLC debt, $67.1 million of RIF IV Holdings, LLC debt, $4.4 million of RIF II – Orangethorpe, LLC debt, $11.4 million of RIF I—Walnut, LLC debt, and $0.4 million of other scheduled principal payments. As it relates to the RIF II Holdings, LLC and RIF IV Holdings, LLC debt, we have a one year extension available to us at our option and under certain conditions. The financial statements have been prepared assuming the Company is successful in repaying, extending or refinancing these maturities. In the event the Company is unable to repay, extend, or refinance the debt coming due in the remainder of 2013, a significant adverse impact on its financial condition and results of operations may occur. However, we believe the Company’s financial exposure is limited by the non-recourse nature of the collateral securing the respective debt.

Our secured debt arrangements contain covenants and restrictions requiring us to meet certain financial ratios and reporting requirements. Some of the more restrictive financial covenants include a minimum debt service coverage ratio, a minimum interest coverage ratio, a minimum net worth requirement, and a minimum unrestricted liquid assets requirement. Noncompliance with one or more of the covenants and restrictions could result in the full or partial principal balance of the associated debt becoming immediately due and payable. We were in compliance with all of our debt covenants as of December 31, 2012 and 2011.

7. Operating Leases

We lease space to tenants primarily under non-cancelable operating leases that generally contain provisions for a base rent plus reimbursement for certain operating expenses. Operating expense reimbursements are reflected in our combined statements of operations as tenant recoveries.

Future minimum base rent under operating leases as of December 31, 2012 is summarized as follows:

Years Ending December 31,
2013	$28,819,000
2014	19,396,000
2015	12,380,000
2016	7,753,000
2017	5,110,000
Thereafter	6,880,000

Total	$80,338,000

The future minimum lease payments in the table above exclude (i) tenant reimbursements, amortization of adjustments for deferred rent receivables and the amortization of above/below-market lease intangibles and (ii) assume that the termination options in some leases, which generally require payment of a termination fee, are not exercised.

8. Interest Rate Contracts

We recognized $2.4 million and $4.2 million, respectively, of gain on mark-to-market of our interest rate swaps. Our interest rate swap agreements were used to manage our exposure to interest rate movements associated with certain of our existing LIBOR-based variable rate debt, during the years ended December 31, 2012 and 2011.

On September 15, 2011, two of our interest rate swaps with a total notional value of $20.0 million and a strike rates of 4.745% reached maturity. On December 15, 2011, two additional interest rate swaps with a total notional value of $32.0 million and a strike rates of 5.0725%, reached maturity.

The following table is a summary of our interest rate swap agreements as of December 31, 2012 and 2011.

				Fair Value as of December 31,		Notional Amount in Effect as of December 31,
Description	Effective Date	Termination Date	Interest Strike Rate	2012	2011	2012	2011
Rexford Industrial Fund II, LLC	5/15/2006	12/15/2012	5.0925%	—	$(269,000)	—	$6,100,000
Rexford Industrial Fund III, LLC	8/15/2006	12/15/2012	5.0965%	—	(1,286,000)	—	29,000,000
Rexford Industrial Fund III, LLC	11/15/2006	3/15/2013	5.1100%	(49,000)	(275,000)	5,000,000	5,000,000
Rexford Industrial Fund IV, LLC	9/17/2007	9/15/2012	4.8075%	—	(157,000)	—	5,000,000
Rexford Industrial Fund IV, LLC	3/15/2008	12/15/2012	3.3900%	—	(423,000)	—	15,000,000

				$(49,000)	$(2,410,000)	$5,000,000	$60,100,000

9. Fair Value Measurements

The FASB fair value framework includes a hierarchy that distinguishes between assumptions based on market data obtained from sources independent of the reporting entity and the reporting entity’s own assumptions about market-based inputs. Level 1 inputs utilize unadjusted quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable either directly or indirectly for similar assets and liabilities in active markets. Level 3 inputs are unobservable assumptions generated by the reporting entity.

Recurring Measurements—Interest Rate Contracts

The valuation of our interest rate swaps is determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected future cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. We incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements.

The following table sets forth the liabilities that we measure at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2012 and 2011:

	Fair Value Measurements Using
Liabilities	Total Fair Value	Quoted Price in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Interest rate swap at:
December 31, 2012	$49,000	$—	$49,000	$—
December 31, 2011	$2,410,000	$—	$2,410,000	$—

Financial Instruments Disclosed at Fair Value

The carrying amounts of cash and cash equivalents, restricted cash, rents and other receivables, other assets, accounts payable, accrued expenses and other liabilities, and tenant security deposits approximate fair value because of their short-term nature.

The fair value of our secured notes payable was estimated by calculating the present value of principal and interest payments, using currently available market rates, adjusted with a credit spread, and assuming the loans are outstanding through maturity.

The following table sets forth the carrying value and the estimated fair value of our notes payable as of December 31, 2012 and 2012:

	Fair Value Measurements Using
Liabilities	Total Fair Value	Quoted Price in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Carrying Value
Notes Payable at:
December 31, 2012	$322,802,000	$—	$322,802,000	$—	$316,109,000
December 31, 2011	$314,015,000	$—	$314,015,000	$—	$307,584,000

10. Related Party Transactions

Notes Payable

On December 3, 2010, in connection with the acquisition of the note receivable secured by Calle Perfecto Business Park, RIF V issued two $2.0 million promissory notes, totaling $4.0 million, to investors of RIF V. The notes bore interest at a fixed rate of 8.0% for the first three months, and 10.0% thereafter, until maturity. These notes were repaid on September 7, 2011. We incurred interest expense in connection with these notes totaling $0.3 million in 2011, which are included in interest expense in our combined statements of operations.

Howard Schwimmer

We engage in transactions with Howard Schwimmer, our senior managing partner. We earn management and development fees and leasing commissions from entities controlled individually by Mr. Schwimmer. Fees and commissions earned from Mr. Schwimmer are included in management, leasing and development services in our combined statements of operations. We recorded $0.2 million and $0.1 million in management and leasing services revenue in 2012 and 2011, respectively.

11. Commitments and Contingencies

Legal—From time to time, we are subject to various legal proceedings that arise in the ordinary course of business. Management is not aware of any legal proceedings where the likelihood of a loss contingency is reasonably possible and the amount or range of reasonably possible losses is material to our results of operations, financial condition or cash flows.

Environmental—We monitor our properties for the presence of hazardous or toxic substances. While there can be no assurance that a material environmental liability does not exist, we are not currently aware of any environmental liability with respect to the properties that would have a material effect on our combined financial condition, results of operations and cash flows. Further, we are not aware of any environmental liability or any unasserted claim or assessment with respect to an environmental liability that we believe would require additional disclosure or the recording of a loss contingency.

12. Investment in Unconsolidated Real Estate Entities

We own interests in two industrial properties through noncontrolling interests (i) in joint venture entities that we do not control but over which we exercise significant influence or (ii) as tenants-in-common subject to common control. We account for these investments under the equity method of accounting (i.e., at cost, increased or decreased by our share of earnings or losses, less distributions, plus contributions and other adjustments required by equity method accounting, such as basis differences from other-than-temporary impairments, if applicable). Under current authoritative accounting guidance for investments in unconsolidated entities, we are required to periodically compare an investment’s carrying value to its estimated fair value and recognize an impairment charge to the extent that the carrying value exceeds fair value and is considered to be other-than-temporary. As of December 31, 2012 and 2011, no other-than-temporary impairments have been recognized.

During the years ended December 31, 2012 and 2011, our unconsolidated real estate entities incurred $0.3 million and $39,000, respectively of management, leasing and development fees which was payable to us. We recognized $0.2 million and $26,000, respectively, of management, leasing and development fees for the years ended December 31, 2012 and 2011 which has been recorded in management, leasing and development services.

The following table sets forth our ownership interests in our equity method investments in real estate and their respective carrying values. The carrying values of these investments are affected by the timing and nature of distributions:

	Ownership Interest at December 31, 2012	Carrying Value at December 31,
Investment Property		2012	2011
La Jolla Sorrento Business Park(1)	70.00%	$9,988,000	$10,191,000
3001-3223 Mission Oaks Boulevard(2)	15.00%	2,709,000	—

		$12,697,000	$10,191,000

(1)	This is a tenancy-in-common interest in which we share control equally with the other tenant-in-common partners.
(2)	We acquired our interest in this investment in June 2012 as described below.

The following tables present combined summarized financial information of our equity method investment properties. Amounts provided are the total amounts attributable to the entities and do not represent our proportionate share:

	Year Ended December 31,
	2012	2011
Revenues	$5,402,000	$975,000
Expenses	(6,110,000)	(1,060,000)

Net income (loss)	$(708,000)	$(85,000)

	At December 31,
	2012	2011
Assets	$71,242,000	$11,148,000
Liabilities	(42,265,000)	(128,000)

Partners’/members’ equity	$28,977,000	$11,020,000

Acquisitions of Equity Investments

On June 29, 2012, we entered into a joint venture with an institutional real estate investment manager for the purpose of acquiring an institutional-quality, Class “A,” industrial portfolio located at 3001-3223 Mission Oaks Boulevard in Camarillo, California. The portfolio consists of three high-image single and multi-tenant industrial buildings totaling 1,184,717 square feet situated on 70.75 acres of land. We own a 15% interest and provide property management, asset management and leasing management services on behalf of the joint venture.

13. Equity

Controlling interests in the Company include the interests owned by partners of RILLC, and Rexford Sponsor V, LLC, and any interests held by their spouses and children (“RILLC and Affiliates”). Noncontrolling interests relate to all other interests not held by RILLC and Affiliates. Noncontrolling interests also includes the 27.76% interest of 10 investors in RIF I – Walnut, LLC, and the 3.23% interest of one investor in RIF IV – Burbank, LLC, both consolidated subsidiaries in the Company’s financial statements as of December 31, 2012 and 2011.

Equity distributions by our Funds are allocated between the General Partner and Limited Partners (collectively “Partners”) in accordance with each Fund’s Operating Agreements. Generally this provides for distributions to be allocated to Partners, pari passu, in accordance with their respective percentage interests. After Partners have exceeded certain cash distribution thresholds, as defined in each Funds’s Operating Agreement, then the General Partner may receive incentive promote cash distributions commensurate with the cash return performance hurdles also detailed in the Fund’s Operating Agreement. Each Fund’s Operating Agreement generally provides for income, expenses, gains and losses to be allocated in a manner consistent with cash distributions described above.

During November and December 2012, we granted to our employees a 9% equity interest in Rexford Fund V Manager, LLC’s profits interest in RIF V. Rexford Fund V Manager, LLC is the controlling member of RIF V and is a wholly-owned subsidiary of Rexford Sponsor V, LLC. The equity interests are considered performance-based equity interests and are subject to graded vesting over a 7-year period subject to continued employment. The grant date fair value of these interests has been estimated to be approximately $1.1 million which will be amortized over the vesting period using the accelerated attribution method to the extent the required achievement and vesting of these interests remain probable.

As of December 31, 2012, RIF V had unfunded capital commitments of $39.0 million.

14. Subsequent Events

On January 31, 2013, we disposed of the 4578 Worth Street property located in Los Angeles, California. We received gross proceeds from this transaction of $4.1 million and recorded a gain on disposition after closing costs, of which $2.5 million was used to repay the portion of the RIF I portfolio loan secured by the property. The remaining proceeds were paid out as a distribution to investors in RIF I.

On February 8, 2013 the mortgage note borrower for our Pasadena Foothill Center loan paid the outstanding principal in full. We received gross proceeds from this payoff of $5.4 million, including $6,310 in per diem interest, of which $2.5 million was used to repay the loan secured by this note. The remaining proceeds were paid as a distribution to investors in RIF V.

On April 9, 2013, we acquired the property located at 5637 Arrow Highway and 8900-8980 Benson Avenue in Montclair, CA for a contract price of $7.2 million. The property consists of six multi-tenant industrial buildings totaling 88,146 square feet situated on 5.2 acres of land.

On April 17, 2013, we acquired the Glendale Commerce Center property located in Los Angeles, CA for a contract price of $56.2 million. The property consists of six industrial buildings and two retail buildings totaling 473,345 square feet situated on 20.48 acres of fee-simple land. As part of this acquisition, we also assumed the ground lease for a 1.0 acre parking lot adjacent to the acquired buildings.

We have evaluated subsequent events through the date on which these financial statements were issued.

REXFORD INDUSTRIAL REALTY, INC. PREDECESSOR

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

December 31, 2012

(in thousands)

				Initial Cost		Costs Capitalized Subsequent to Acquisition	Gross Amounts at Which Carried at Close of Period(10)				Year Build / Year Renovated
Property Name	Location	Encumbrances		Land	Building & Improvements	Building & Improvements	Land(1)	Building & Improvements(1)	Total	Accumulated Depreciation(2)		Year Acquired
RIF I—Don Julian, LLC	City of Industry, CA		(3)	3,875	2,407	8,917	3,875	11,324	15,199	(4,351)	1965, 2005 / 2003	2002
RIF I—Lewis Road, LLC	Camarillo, CA		(3)	4,150	3,050	6,819	4,150	9,869	14,019	(3,969)	1960-1963 / 2006	2003
RIF I—Monrovia, LLC	Monrovia, CA		(3)	2,317	2,534	705	2,317	3,239	5,556	(1,440)	1957, 1962 / 2004	2003
RIF I—Mulberry, LLC	Whittier, CA	5,978		3,469	1,629	1,013	3,469	2,642	6,111	(615)	1962 / 2009	2003
RIF I—Oxnard, LLC	Oxnard, CA		(3)	868	—	3,962	868	3,962	4,830	(1,232)	2005	2003
RIF I—Valley Blvd., LLC	La Puente, CA		(3)	2,539	2,020	2,129	2,539	4,149	6,688	(1,569)	1974 / 2007	2003
RIF I—Walnut, LLC	Fullerton, CA	11,898	(3)(4)	6,817	6,089	534	6,817	6,623	13,440	(2,370)	1985-1986 /2005	2004
RIF II—Bledsoe Avenue, LLC	Sylmar, CA		(5)	2,525	3,380	3,895	2,525	7,275	9,800	(1,612)	1969, 2008 / 2006	2004
RIF II—Crocker, LLC	Valencia, CA		(5)	2,666	3,343	1,461	2,666	4,804	7,470	(1,016)	1987 / 2006	2004
RIF II—Easy Street, LLC	Simi Valley, CA	5,310		2,346	4,522	348	2,346	4,870	7,216	(1,226)	1991 / 2006	2004
RIF II—First American Way, LLC	Poway, CA		(5)	2,469	2,489	2,710	800	3,668	4,468	(831)	2002 / 2007	2005
RIF II—Kaiser, LLC	Vista, CA		(5)	3,357	4,512	717	3,357	5,229	8,586	(1,230)	1999 / 2007	2004
RIF II—Orangethorpe, LLC	Anaheim, CA	4,451		4,893	1,386	889	4,893	2,275	7,168	(673)	1973 / 2007	2005
RIF II—Pioneer Avenue, LLC	Vista, CA		(5)	1,784	2,974	1,413	1,784	4,387	6,171	(928)	1988 / 2006	2004
RIF III—157th Street, LLC	Gardena, CA		(6)	3,100	786	932	3,100	1,718	4,818	(749)	1960-1971 / 2006-2011	2006
RIF III—Archibald, LLC	Rancho Cucamonga, CA		(6)	3,572	3,239	1,389	1,808	3,205	5,013	(1,200)	1980 / 2007	2007
RIF III—Avenue Stanford, LLC	Valencia, CA		(6)	1,849	6,776	2,055	1,849	8,831	10,680	(1,989)	1987 / 2008	2006
RIF III—Empire Lakes, LLC	Rancho Cucamonga, CA		(6)	3,647	11,867	2,454	3,647	14,321	17,968	(4,460)	1988-1989 / 2006	2006
RIF III—Glenoaks, LLC	Sun Valley, CA		(6)	1,000	594	73	949	641	1,590	(190)	1974	2006
RIF III—Impala, LLC	Carlsbad, CA		(6)	5,470	7,308	1,136	5,470	8,444	13,914	(1,971)	1983 / 2006	2006
RIF III—Irwindale, LLC	Irwindale, CA		(6)	3,604	5,056	173	3,604	5,229	8,833	(1,559)	1989	2006
RIF III—Santa Fe Springs, LLC	Santa Fe Springs, CA		(6)	3,740	260	6,860	3,740	7,120	10,860	(942)	1982 / 2009	2006
RIF III—Williams, LLC	Oxnard, CA		(6)	4,414	5,773	584	4,414	6,357	10,771	(2,696)	1969 / 2006-2011	2005
RIF III—Yarrow Drive, LLC	Carlsbad, CA		(6)	5,001	7,658	2,216	5,001	9,874	14,875	(3,189)	1977-1988 /2006	2005
RIF III—Yarrow Drive II, LLC	Carlsbad, CA		(6)	3,473	5,119	751	3,473	5,870	9,343	(1,762)	1977 / 2006	2006
RIF IV—Burbank, LLC	Burbank, CA		(7)	6,304	2,996	4,808	6,304	7,804	14,108	(1,716)	1969 / 2009	2007
RIF IV—Central, LLC	Riverside, CA		(7)	3,323	1,118	987	1,441	1,581	3,022	(506)	1978	2007
RIF IV—Cornerstone, LLC	Downey, CA		(7)	6,974	2,902	29	6,974	2,931	9,905	(318)	2008	2009
RIF IV—East 46th Street, LLC	Vernon, CA		(7)	7,015	7,078	1,268	7,015	8,346	15,361	(1,565)	1961, 1983 / 2008-2010	2007
RIF IV—Enfield, LLC	Palm Desert, CA		(7)	1,110	1,189	216	397	698	1,095	(212)	1990	2007
RIF IV—Glendale, LLC	Glendale, CA		(7)	4,845	1,163	1,233	4,845	2,396	7,241	(393)	1949, 1961 / 2011-2012	2008

				Initial Cost		Costs Capitalized Subsequent to Acquisition	Gross Amounts at Which Carried at Close of Period(10)				Year Build / Year Renovated
Property Name	Location	Encumbrances		Land	Building & Improvements	Building & Improvements	Land(1)	Building & Improvements(1)	Total	Accumulated Depreciation(2)		Year Acquired
RIF IV—Grand, LLC	Santa Ana, CA		(7)	2,579	667	173	2,371	794	3,165	(255)	1973 / 2008	2007
RIF IV—Harbor Warner, LLC	Santa Ana, CA		(7)	3,028	1,058	507	3,028	1,565	4,593	(523)	1973 / 2008	2007
RIF IV—Knollwood, LLC	Anaheim, CA		(7)	1,893	465	52	1,200	364	1,564	(187)	1975	2007
RIF IV—Long Carson, LLC	Long Beach, CA		(7)	1,004	175	558	1,004	733	1,737	(213)	1981-1982	2007
RIF IV—Newton, LLC	Carlsbad, CA		(7)	3,152	7,155	946	1,692	4,981	6,673	(1,187)	1997-1999 / 2009	2007
RIF IV—Poinsettia, LLC	Vista, CA		(7)	4,453	5,900	542	2,830	4,480	7,310	(1,020)	1989 / 2007	2008
RIF IV—San Gabriel, LLC	Pasadena, CA		(7)	1,759	2,834	1,856	1,759	4,690	6,449	(3,129)	1947, 1985 /2009	2008
RIF IV—West 33rd Street, LLC	National City, CA		(7)	2,390	5,029	428	2,390	5,457	7,847	(1,528)	1969 / 2008	2006
RIF V—Arrow Business Center, LLC	Irwindale, CA		(8)	3,223	1,766	224	3,223	1,990	5,213	(164)	1987	2011
RIF V—Arroyo, LLC	San Fernando, CA	3,000		2,085	1,290	545	2,085	1,835	3,920	(279)	1969 / 2012	2010
RIF V—Calvert, LLC	Van Nuys, CA	—		3,790	1,448	—	3,790	1,448	5,238	—	1971	2012
RIF V—Campus Avenue, LLC	Ontario, CA	3,360		2,600	1,631	3	2,600	1,634	4,234	(163)	1964-1966, 1973, 1987	2012
RIF V—Del Norte, LLC	Oxnard, CA	—		3,276	5,623	—	3,276	5,623	8,899	—	2000	2012
RIF V—Golden Valley, LLC	La Puente, CA	2,900		1,611	1,804	793	1,611	2,597	4,208	(161)	1978, 1988 /2012	2011
RIF V—Grand Commerce Center, LLC	Santa Ana, CA	6,000		3,401	3,995	174	3,401	4,169	7,570	(510)	1988	2010
RIF V—Interstate Commerce Center, LLC	Tempe, AZ		(8)	1,223	2,860	56	1,223	2,916	4,139	(339)	1987	2011
RIF V—Jersey, LLC	Rancho Cucamonga, CA	6,228	(9)	2,540	4,453	263	2,540	4,716	7,256	(347)	1988-1989	2011
RIF V—MacArthur, LLC	Santa Ana, CA	5,475		3,273	4,576	45	3,273	4,621	7,894	(491)	1973	2011
RIF V—Normandie Business Center, LLC	Torrance, CA		(8)	3,077	1,077	44	3,077	1,121	4,198	(96)	1989	2011
RIF V—Odessa, LLC	Van Nuys, CA	—		1,218	1,542	360	1,218	1,902	3,120	(97)	1970-1972 / 2012	2011
RIF V—Paramount Business Center, LLC	Paramount, CA		(8)	1,387	963	33	1,387	996	2,383	(75)	1986	2011
RIF V—Shoemaker Industrial Park, LLC	Santa Fe Springs, CA		(8)	3,504	1,937	373	3,504	2,310	5,814	(179)	1978 / 2012	2011
RIF V—Vinedo, LLC	Pasadena, CA	3,470		2,623	2,081	34	2,623	2,115	4,738	(247)	1953 / 1993	2011
RIF V—Zenith Business Park, LLC	Glenview, IL		(8)	658	688	98	658	786	1,444	(45)	1978	2011

		58,070		172,263	172,234	70,783	162,200	233,525	395,725	(59,714)

(1)	During 2009, we recorded impairment charges totaling $19.6 million in continuing operations to write down our investments in real estate to fair value. Of this amount, $10.1 million in included as a reduction of “Land” in the table above, with the remaining $9.5 million included as a reduction of “Buildings and Improvements.”
(2)	The depreciable life for buildings and improvements ranges from 10-30 years for buildings, 20 years for site improvements, and the shorter of the estimated useful life or respective lease term for tenant improvements.
(3)	These properties secure a $48.8 million loan.
(4)	This property secures a $11.4 million loan.
(5)	These properties secure a $40.2 million loan.
(6)	These properties secure a $78.7 million loan.
(7)	These properties secure a $67.1 million loan.
(8)	These properties secure a $16.6 million loan.
(9)	Includes unamortized premium of $0.1 million.
(10)	The aggregate cost of properties for federal income tax purposes is approximately $371.0 million (unaudited) at December 31, 2012.

REPORT OF INDEPENDENT AUDITORS

To the Stockholder of

Rexford Industrial Realty, Inc.

We have audited the accompanying statement of revenues and certain operating expenses of the Glendale Commerce Center (“Property”) for the year ended December 31, 2012, and the related notes to the financial statement.

Management’s Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of revenues and certain operating expenses in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of revenues over certain operating expenses that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the statement of revenues and certain operating expenses based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenues over certain operating expenses is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of revenues and certain operating expenses. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the statement of revenues over certain operating expenses, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the statement of revenues and certain operating expenses in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of revenues and certain operating expenses.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of revenues and certain operating expenses referred to above presents fairly, in all material respects, the revenues and certain operating expenses described in Note 2 of the Property for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Basis of Accounting

As described in Note 2 to the financial statement, the statement of revenues and certain operating expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission, and is not intended to be a complete presentation of the Property’s revenues and expenses. Our opinion is not modified with respect to this matter.

/s/ Ernst & Young LLP

Los Angeles, California

May 23, 2013

GLENDALE COMMERCE CENTER

STATEMENTS OF REVENUE AND CERTAIN OPERATING EXPENSES

(dollars in thousands)

	Three Months Ended March 31, 2013 (Unaudited)	Year Ended December 31, 2012
RENTAL REVENUES
Rental revenues	$1,061	$4,285
Tenant reimbursements	231	1,069

TOTAL RENTAL REVENUES	1,292	5,354
CERTAIN OPERATING EXPENSES
Property expenses	287	1,285

TOTAL OPERATING EXPENSES	287	1,285

REVENUES IN EXCESS OF CERTAIN OPERATING EXPENSES	$1,005	$4,069

See Accompanying Notes

GLENDALE COMMERCE CENTER

NOTES TO STATEMENTS OF REVENUE AND CERTAIN OPERATING EXPENSES

(dollars in thousands)

1. ORGANIZATION

Glendale Commerce Center (the “Property”) is comprised of industrial and retail office buildings with 473,345 square feet on four tax parcels totaling 892,181 square feet of fee-simple land (20.48 acres), and assigned rights/position on one 43,560 square feet ground leased parcel of paved parking lot located at 3332-3380 & 3410-3424 N. San Fernando Road and 3550 Tyburn Street in Glendale, California.

These properties were acquired by RIF V—Glendale Commerce Center, LLC, RIF V—3360 San Fernando, LLC, and RIF V—GGC Alcorn, LLC which are all wholly-owned subsidiaries of Rexford Industrial Fund V, L.P. on April 17, 2013. Rexford Industrial Fund V, L.P. is jointly owned and controlled by Rexford Sponsor V, LLC and Rexford Industrial Fund V REIT, LLC. Both Rexford Sponsor V, LLC and Rexford Industrial Fund V, LLC and their subsidiaries are two of the entities that comprise Rexford Industrial Realty, Inc.’s Predecessor.

2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICES

Presented herein is the statement of revenues and certain expenses related to the operations of the Property.

The accompanying statement of revenues and certain operating expenses has been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended, for inclusion in Rexford Industrial Realty, Inc.’s Registration Statement on Form S-11. Accordingly, the statement is not representative of the actual operations for the period presented as revenues and certain operating expenses, which may not be directly attributable to the revenues and expenses expected to be incurred through the future operations of the Property, have been excluded. Such items include depreciation, amortization, interest expense, interest income, management fee expense, and amortization of above and below market leases.

Revenue Recognition

The Property recognizes rental revenue from tenants on a straight-line basis over the lease term when collectability is reasonably assured and the tenant has taken possession or controls the physical use of the leased asset.

Tenant recoveries related to reimbursement of real estate taxes, insurance, repairs and maintenance, and other operating expenses are recognized as revenue in the period the applicable expenses are incurred. The reimbursements are recognized and presented gross, as the Property is generally the primary obligor with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and bears the associated credit risk.

Use of Estimates

A number of estimates and assumptions have been made relating to the reporting and disclosure of revenues and certain expenses during the reporting period to prepare the statement of revenues and certain expenses in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

3. MINIMUM FUTURE LEASE RENTALS

There are various lease agreements in place with tenants to lease space in the Property. As of March 31, 2013, the minimum future cash rents receivable under non-cancelable operating leases in each of the next five years and thereafter are as follows (unaudited and in thousands):

Years Ending December 31
2013	$3,292
2014	4,065
2013	2,866
2016	2,028
2017	998
Thereafter	904

Total	$14,153

Leases generally require reimbursement of the tenant’s proportional share of common area, real estate taxes and other operating expenses, which are excluded from the amounts above.

4. TENANT CONCENTRATIONS

For the three months ended March 31, 2013 and the year ended December 31, 2012, one tenant represented 9% (unaudited) and 11%, respectively, of the Property’s rental revenue.

5. COMMITMENTS AND CONTINGENCIES

The Property is subject to various legal proceedings and claims that arise in the ordinary course of business. These matters are generally covered by insurance and the ultimate settlement of these actions will not have a material adverse effect on the Property’s results of operations.

6. SUBSEQUENT EVENTS

Management evaluated subsequent events through May 23, 2013, the date the financial statements were available to be issued.

Until                     , 2013 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

16,000,000 Shares

Common Stock

P R O S P E C T U S

BofA Merrill Lynch

Wells Fargo Securities

FBR

J.P. Morgan

PNC Capital Markets LLC

RBS

                    , 2013

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31. Other Expenses of Issuance and Distribution.

The following table shows the fees and expenses, other than underwriting discounts, to be paid by us in connection with the sale and distribution of the securities being registered hereby. All amounts except the SEC registration fee and the FINRA fee are estimated.

SEC Registration Fee	$	*
NYSE Listing Fee		*
FINRA Filing Fee		*
Printing and Engraving Expenses		*
Legal Fees and Expenses (other than Blue Sky)		*
Accounting and Fees and Expenses		*
Transfer Agent and Registrar Fees		*

Total		*

*	To be completed by amendment.

Item 32. Sales to Special Parties.

See response to Item 33 below.

Item 33. Recent Sales of Unregistered Securities.

In connection with the initial capitalization of our company, we issued 100 shares of our common stock to Michael S. Frankel. In connection with the formation transactions, an aggregate of 8,671,518 shares of              common stock and common units with an aggregate value of $121.4 million, at the price per share in this offering, will be issued to certain persons owning interests in the entities that own the properties comprising our initial portfolio as consideration in the formation transactions. All such persons had a substantive, pre-existing relationship with us and made irrevocable elections to receive such securities in the formation transactions prior to the filing of this registration statement with the SEC. Prior to the filing of this registration statement, each such person consented to the contribution or merger of the entity or entities in which he or she holds an investment either to or with and into us or our operating partnership or with and into a wholly owned subsidiary of our operating partnership (or, in the case of reverse mergers, certain subsidiaries of our operating partnership will merge with and into such entities). All of such persons are “accredited investors” as defined under Regulation D of the Securities Act. The issuance of such shares and units will be effected in reliance upon exemptions from registration provided by Section 4(2) of the Securities Act and Regulation D of the Securities Act.

Item 34. Indemnification of Directors and Officers.

Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains a provision which eliminates our directors’ and officers’ liability to the maximum extent permitted by Maryland law.

Maryland law requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that: (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty; (b) the director or officer actually received an improper personal benefit in money, property or services; or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our charter authorizes us to obligate ourselves and our bylaws obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify any present or former director or officer or any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any of the foregoing capacities and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served a predecessor of our company in any of the capacities described above and any employees or agents of our company or a predecessor of our company. Furthermore, our officers and directors are indemnified against specified liabilities by the underwriters, and the underwriters are indemnified against certain liabilities by us, under the underwriting agreement relating to this offering. See “Underwriting.”

We intend to enter into indemnification agreements with each of our executive officers and directors whereby we indemnify such executive officers and directors to the fullest extent permitted by Maryland law against all expenses and liabilities, subject to limited exceptions. These indemnification agreements also provide that upon an application for indemnity by an executive officer or director to a court of appropriate jurisdiction, such court may order us to indemnify such executive officer or director.

In addition, our directors and officers are indemnified for specified liabilities and expenses pursuant to the partnership agreement of Rexford Industrial Realty, L.P., the partnership of which we serve as sole general partner.

Item 35. Treatment of Proceeds From Stock Being Registered.

None of the proceeds will be credited to an account other than the appropriate capital share account.

Item 36. Financial Statements and Exhibits.

(a) Financial Statements. See page F-1 for an index to the financial statements included in this registration statement.

(b) Exhibit. The following is a complete list of exhibits filed as part of the registration statement, which are incorporated herein:

Exhibit
1.1*	Form of Underwriting Agreement
2.1(3)	Form of Contribution Agreement by and among Rexford Industrial Realty, L.P., and Rexford Industrial Fund I, LLC
2.2(3)	Form of Contribution Agreement by and among Rexford Industrial Realty, L.P., and Rexford Industrial Fund II, LLC
2.3(3)	Form of Contribution Agreement by and among Rexford Industrial Realty, L.P., and Rexford Industrial Fund III, LLC
2.4(3)	Form of Contribution Agreement by and among Rexford Industrial Realty, L.P., and Rexford Industrial Fund IV, LLC
2.5(3)	Form of Agreement and Plan of Merger by and among Rexford Industrial Realty, Inc. and Rexford Industrial Fund V REIT, LLC
2.6(3)	Form of Agreement and Plan of Merger by and among Rexford Industrial Realty, Inc., Rexford Industrial Realty, L.P., and Rexford Industrial Fund V, LP
2.7(3)	Form of Contribution Agreement by and among Rexford Industrial Realty, L.P., and Allan Ziman, as Special Trustee of the Declaration of Trust of Jeanette Rubin trust, dated August 16, 1978, as amended
2.8(3)	Form of Contribution Agreement by and among Rexford Industrial Realty, L.P., and the Contributors named therein
2.9(3)	Form of Contribution Agreement by and among Rexford Industrial Realty, L.P., and Christopher Baer
2.10(3)	Form of Agreement and Plan of Merger by and among Rexford Industrial Realty, Inc., Rexford Industrial Realty, L.P., Rexford Industrial Merger Sub LLC, and Rexford Industrial, LLC
2.11(3)	Form of Agreement and Plan of Merger by and among Rexford Industrial Realty, Inc., Rexford Industrial Realty, L.P., Rexford Fund V Manager Merger Sub LLC, and Rexford Fund V Manager LLC
2.12(3)	Form of Agreement and Plan of Merger by and among Rexford Industrial Realty, Inc., Rexford Industrial Realty, L.P., Rexford Sponsor V Merger Sub LLC, and Rexford Sponsor V LLC
2.13(2)	Form of Representation, Warranty and Indemnity Agreement by and among Rexford Industrial Realty, Inc., Rexford Industrial Realty, L.P., Richard Ziman, Howard Schwimmer and Michael S. Frankel
2.14(2)	Form of Indemnity Escrow Agreement, by and among Rexford Industrial Realty, Inc., Rexford Industrial Realty, L.P., Rexford Industrial Realty, Inc., acting in the capacity of escrow agent, Richard Ziman, Howard Schwimmer and Michael S. Frankel
3.1*	Articles of Amendment and Restatement of Rexford Industrial Realty, Inc.
3.2*	Amended and Restated Bylaws of Rexford Industrial Realty, Inc.
4.1*	Form of Certificate of Common Stock of Rexford Industrial Realty, Inc.
5.1*	Opinion of Venable LLP
8.1*	Opinion of Latham & Watkins LLP with respect to tax matters
10.1(2)	Form of Amended and Restated Agreement of Limited Partnership of Rexford Industrial Realty, L.P.
10.2(2)	Form of Registration Rights Agreement among Rexford Industrial Realty, Inc. and the persons named therein
10.3(3)†	Form of Rexford Industrial Realty, Inc. and Rexford Industrial Realty, L.P., 2013 Incentive Award Plan
10.4*†	Form of Restricted Stock Award Agreement under 2013 Incentive Award Plan
10.5(3)	Form of Indemnification Agreement between Rexford Industrial Realty, Inc. and its directors and officers
10.6(2)	Form of Tax Matters Agreement by and among Rexford Industrial Realty, Inc., Rexford Industrial Realty, L.P., and each partner set forth in Schedule I, Schedule II and Schedule III thereto
10.7(2)	Form of Guaranty Agreement by and among the guarantors identified on Exhibit A thereto and Rexford Industrial Realty, L.P. in favor of a to be named lender
10.8(3)†	Form of Employment Agreement between Michael S. Frankel and Rexford Industrial Realty, Inc.
10.9(3)†	Form of Employment Agreement between Howard Schwimmer and Rexford Industrial Realty, Inc.
10.10*†	Form of Rexford Industrial Realty, Inc. Non-Employee Director Compensation Program

Exhibit
10.11*	Form of Credit Agreement among Rexford Industrial Realty, L.P., as Borrower, Rexford Industrial Realty, Inc., as Parent, Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, The Other Lenders Party Thereto, Wells Fargo Bank, National Association and JPMorgan Chase Bank, N.A., as Co-Syndication Agents and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Sole Lead Arranger and Sole Bookrunner
10.12*	Form of Term Loan Agreement among RIF I—Don Julian, LLC, RIF I—Lewis Road, LLC, RIF I—Walnut, LLC, RIF I—Oxnard, LLC, RIF II—Kaiser, LLC and RIF III—Irwindale, LLC, collectively as Borrower, and Bank of America, N.A., as Lender
10.13(3)	Form of Consent Agreement by and among RIF V – Jersey, LLC, Rexford Industrial Realty, Inc., Rexford Industrial Realty, L.P., and U.S. Bank National Association, as trustee, successor-in-interest to Bank of America, N. A., as trustee, successor by merger to LaSalle Bank, National Association, as trustee for Morgan Stanley Capital I Inc., Commercial Mortgage Pass-Through Certificates, Series 2005-TOP17, as Noteholder, whose master servicer is Wells Fargo Bank, National Association
10.14(3)	Promissory Note Secured by Security Instrument dated November 29, 2004 by Jersey Business Park (predecessor in interest to RIF V – Jersey, LLC), as Borrower, in favor of Wells Fargo Bank, National Association (as predecessor in interest to Noteholder), as Lender
10.15(3)	Deed of Trust and Absolute Assignment of Rents and Leases and Security Agreement (and Fixture Filing) dated as of November 29, 2004 by Jersey Business Park (predecessor in interest to RIF V –Jersey, LLC), in favor of Mortgage Electronic Registration Systems, Inc., as Beneficiary, for the benefit of Wells Fargo Bank, National Association (as predecessor in interest to Noteholder), as Lender
10.16(3)	Term Loan Agreement dated as of April 16, 2013 by and among RIF V – Glendale Commerce Center, LLC, RIF V – GGC Alcorn, LLC and RIF V – 3360 San Fernando, LLC, collectively as Borrower, and Bank of America, N.A., as Lender
10.17(3)	Term Loan Agreement dated as of June 28, 2012 between 3001 Mission Oaks Blvd LLC, as Borrower, and JPMorgan Chase Bank, N.A., as Lender
10.18(3)	Term Loan Agreement dated as of June 28, 2012 between 3175 Mission Oaks Blvd LLC, as Borrower, and JPMorgan Chase Bank, N.A., as Lender
10.19(3)	Term Loan Agreement dated as of June 28, 2012 between 3233 Mission Oaks Blvd LLC, as Borrower, and JPMorgan Chase Bank, N.A., as Lender
21.1*	List of Subsidiaries of the Registrant
23.1*	Consent of Venable LLP (included in Exhibit 5.1)
23.2*	Consent of Latham & Watkins LLP (included in Exhibit 8.1)
23.3(1)	Consent of DAUM Commercial Real Estate Services
23.4*	Consent of Ernst & Young LLP
24.1(1)	Power of Attorney (included on the Signature Page)
99.1(2)	Consent of Robert L. Antin to be named as a director nominee
99.2(2)	Consent of Leslie E. Bider to be named as a director nominee
99.3(2)	Consent of Steven C. Good to be named as a director nominee
99.4(2)	Consent of Joel S. Marcus to be named as a director nominee

*	Filed herein
†	Compensatory plan or arrangement
(1)	Previously filed with the Registration Statement on Form S-11 filed by the Registrant on May 23, 2013
(2)	Previously filed with Amendment No. 1 to the Registration Statement on Form S-11 filed by the Registrant on June 10, 2013
(3)	Previously filed with Amendment No. 2 to the Registration Statement on Form S-11 filed by the Registrant on July 9, 2013

Item 37. Undertakings

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(i)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Amendment No. 3 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Los Angeles, State of California, on the 15th day of July, 2013.

Rexford Industrial Realty, Inc.

By:	/s/ Howard Schwimmer
Name:	Howard Schwimmer
Title:	Co-Chief Executive Officer

By:	/s/ Michael Frankel
Name:	Michael Frankel
Title:	Co-Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Richard Ziman	Chairman of the Board of Directors	July 15, 2013

/s/ Howard Schwimmer Howard Schwimmer	Co-Chief Executive Officer and Director (Principal Executive Officer)	July 15, 2013

/s/ Michael Frankel Michael S. Frankel	Co-Chief Executive Officer and Director (Principal Executive Officer)	July 15, 2013

/s/ Adeel Khan Adeel Khan	Chief Financial Officer (Principal Financial and Accounting Officer)	July 15, 2013

*By:	/s/ Michael Frankel Attorney-in-Fact

EXHIBIT INDEX

Exhibit
1.1*	Form of Underwriting Agreement
2.1(3)	Form of Contribution Agreement by and among Rexford Industrial Realty, L.P., and Rexford Industrial Fund I, LLC
2.2(3)	Form of Contribution Agreement by and among Rexford Industrial Realty, L.P., and Rexford Industrial Fund II, LLC
2.3(3)	Form of Contribution Agreement by and among Rexford Industrial Realty, L.P., and Rexford Industrial Fund III, LLC
2.4(3)	Form of Contribution Agreement by and among Rexford Industrial Realty, L.P., and Rexford Industrial Fund IV, LLC
2.5(3)	Form of Agreement and Plan of Merger by and among Rexford Industrial Realty, Inc. and Rexford Industrial Fund V REIT, LLC
2.6(3)	Form of Agreement and Plan of Merger by and among Rexford Industrial Realty, Inc., Rexford Industrial Realty, L.P., and Rexford Industrial Fund V, LP
2.7(3)	Form of Contribution Agreement by and among Rexford Industrial Realty, L.P., and Allan Ziman, as Special Trustee of the Declaration of Trust of Jeanette Rubin trust, dated August 16, 1978, as amended
2.8(3)	Form of Contribution Agreement by and among Rexford Industrial Realty, L.P., and the Contributors named therein
2.9(3)	Form of Contribution Agreement by and among Rexford Industrial Realty, L.P., and Christopher Baer
2.10(3)	Form of Agreement and Plan of Merger by and among Rexford Industrial Realty Inc., Rexford Industrial Realty, L.P., Rexford Industrial Merger Sub LLC, and Rexford Industrial, LLC
2.11(3)	Form of Agreement and Plan of Merger by and among Rexford Industrial Realty Inc., Rexford Industrial Realty, L.P., Rexford Fund V Manager Merger Sub LLC, and Rexford Fund V Manager LLC
2.12(3)	Form of Agreement and Plan of Merger by and among Rexford Industrial Realty Inc., Rexford Industrial Realty, L.P., Rexford Sponsor V Merger Sub LLC, and Rexford Sponsor V LLC
2.13(2)	Form of Representation, Warranty and Indemnity Agreement by and among Rexford Industrial Realty, Inc., Rexford Industrial Realty, L.P., Richard Ziman, Howard Schwimmer and Michael S. Frankel
2.14(2)	Form of Indemnity Escrow Agreement, by and among Rexford Industrial Realty, Inc., Rexford Industrial Realty, L.P., Rexford Industrial Realty, Inc., acting in the capacity of escrow agent, Richard Ziman, Howard Schwimmer and Michael S. Frankel
3.1*	Articles of Amendment and Restatement of Rexford Industrial Realty, Inc.
3.2*	Amended and Restated Bylaws of Rexford Industrial Realty, Inc.
4.1*	Form of Certificate of Common Stock of Rexford Industrial Realty, Inc.
5.1*	Opinion of Venable LLP
8.1*	Opinion of Latham & Watkins LLP with respect to tax matters
10.1(2)	Form of Amended and Restated Agreement of Limited Partnership of Rexford Industrial Realty, L.P.
10.2(2)	Form of Registration Rights Agreement among Rexford Industrial Realty, Inc. and the persons named therein
10.3(3)†	Form of Rexford Industrial Realty, Inc. and Rexford Industrial Realty, L.P., 2013 Incentive Award Plan
10.4*†	Form of Restricted Stock Award Agreement under 2013 Incentive Award Plan
10.5(3)	Form of Indemnification Agreement between Rexford Industrial Realty, Inc. and its directors and officers
10.6(2)	Form of Tax Matters Agreement by and among Rexford Industrial Realty, Inc., Rexford Industrial Realty, L.P., and each partner set forth in Schedule I, Schedule II and Schedule III thereto
10.7(2)	Form of Guaranty Agreement by and among the guarantors identified on Exhibit A thereto and Rexford Industrial Realty, L.P. in favor of a to be named lender
10.8(3)†	Form of Employment Agreement between Michael S. Frankel and Rexford Industrial Realty, Inc.
10.9(3)†	Form of Employment Agreement between Howard Schwimmer and Rexford Industrial Realty, Inc.
10.10*†	Form of Rexford Industrial Realty, Inc. Non-Employee Director Compensation Program
10.11*	Form of Credit Agreement among Rexford Industrial Realty, L.P., as Borrower, Rexford Industrial Realty, Inc., as Parent, Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, The Other Lenders Party Thereto, Wells Fargo Bank, National Association and JPMorgan Chase Bank, N.A., as Co-Syndication Agents and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Sole Lead Arranger and Sole Bookrunner

Exhibit
10.12*	Form of Term Loan Agreement among RIF I—Don Julian, LLC, RIF I—Lewis Road, LLC, RIF I—Walnut, LLC, RIF I—Oxnard, LLC, RIF II—Kaiser, LLC and RIF III—Irwindale, LLC, collectively as Borrower, and Bank of America, N.A., as Lender
10.13(3)	Form of Consent Agreement by and among RIF V – Jersey, LLC, Rexford Industrial Realty, Inc., Rexford Industrial Realty, L.P., and U.S. Bank National Association, as trustee, successor-in-interest to Bank of America, N. A., as trustee, successor by merger to LaSalle Bank, National Association, as trustee for Morgan Stanley Capital I Inc., Commercial Mortgage Pass-Through Certificates, Series 2005-TOP17, as Noteholder, whose master servicer is Wells Fargo Bank, National Association
10.14(3)	Promissory Note Secured by Security Instrument dated November 29, 2004 by Jersey Business Park (predecessor in interest to RIF V – Jersey, LLC), as Borrower, in favor of Wells Fargo Bank, National Association (as predecessor in interest to Noteholder), as Lender
10.15(3)	Deed of Trust and Absolute Assignment of Rents and Leases and Security Agreement (and Fixture Filing) dated as of November 29, 2004 by Jersey Business Park (predecessor in interest to RIF V – Jersey, LLC), in favor of Mortgage Electronic Registration Systems, Inc., as Beneficiary, for the benefit of Wells Fargo Bank, National Association (as predecessor in interest to Noteholder), as Lender
10.16(3)	Term Loan Agreement dated as of April 16, 2013 by and among RIF V – Glendale Commerce Center, LLC, RIF V – GGC Alcorn, LLC and RIF V – 3360 San Fernando, LLC, collectively as Borrower, and Bank of America, N.A., as Lender
10.17(3)	Term Loan Agreement dated as of June 28, 2012 between 3001 Mission Oaks Blvd LLC, as Borrower, and JPMorgan Chase Bank, N.A., as Lender
10.18(3)	Term Loan Agreement dated as of June 28, 2012 between 3175 Mission Oaks Blvd LLC, as Borrower, and JPMorgan Chase Bank, N.A., as Lender
10.19(3)	Term Loan Agreement dated as of June 28, 2012 between 3233 Mission Oaks Blvd LLC, as Borrower, and JPMorgan Chase Bank, N.A., as Lender
21.1*	List of Subsidiaries of the Registrant
23.1*	Consent of Venable LLP (included in Exhibit 5.1)
23.2*	Consent of Latham & Watkins LLP (included in Exhibit 8.1)
23.3(1)	Consent of DAUM Commercial Real Estate Services
23.4*	Consent of Ernst & Young LLP
24.1(1)	Power of Attorney (included on the Signature Page)
99.1(2)	Consent of Robert L. Antin to be named as a director nominee
99.2(2)	Consent of Leslie E. Bider to be named as a director nominee
99.3(2)	Consent of Steven C. Good to be named as a director nominee
99.4(2)	Consent of Joel S. Marcus to be named as a director nominee

*	Filed herein
†	Compensatory plan or arrangement
(1)	Previously filed with the Registration Statement on Form S-11 filed by the Registrant on May 23, 2013
(2)	Previously filed with Amendment No. 1 to the Registration Statement on Form S-11 filed by the Registrant on June 10, 2013
(3)	Previously filed with Amendment No. 2 to the Registration Statement on Form S-11 filed by the Registrant on July 9, 2013